                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-70673


                             BANNER AEROSPACE, INC.
                              45025 Aviation Drive
                                   Suite 300
                             Dulles, VA 20166-7556

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD APRIL 8, 1999

To the Stockholders:

   Notice is hereby given that a special meeting of stockholders of Banner Aerospace, Inc. will be held at the Dulles Airport Marriott, 45020 Aviation Drive, Dulles, Virginia 20166 on April 8, 1999, at 10:00 a.m., local time, for the following purposes:

   1. To consider and act upon a proposal to approve a merger between Banner Aerospace, Inc. and a subsidiary of The Fairchild Corporation. If the conditions to the merger are satisfied or waived, Fairchild will convert each outstanding share of Banner's common stock, other than shares owned by Fairchild and its affiliates, into the right to receive $11.00 in market value of shares of Fairchild Class A common stock, subject to adjustments based on the price of Fairchild Class A common stock and the value of shares of AlliedSignal common stock owned by Banner.

   2. To approve the withdrawal of Banner's common stock from listing on the New York Stock Exchange upon consummation of the proposed merger .

   3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

   Information relating to the above matters is set forth in the accompanying proxy statement/prospectus. A copy of the merger agreement is set forth as Appendix A to the proxy statement/prospectus and is incorporated herein by reference.

   The close of business on February 16, 1999 has been fixed as the record date for determination of the stockholders entitled to notice of and to vote at the meeting or any adjournment thereof. Any stockholder will be able to examine a list of holders of record, for any purpose related to the special meeting, during the 10-day period before the meeting. The list will be available at Harris Trust and Savings Bank, 600 Superior Avenue East, Suite 600, Cleveland, Ohio, 44114; telephone (216) 263-3638 or (800) 539-7216. Approval of the merger requires the affirmative vote of the holders of a majority of the shares of Banner common stock entitled to vote at the special meeting. Fairchild has agreed to vote its shares of Banner common stock for approval of the merger.

   Stockholders may vote in person or by proxy. The proxy statement, which explains in detail the merger, and the accompanying proxy card are attached to this notice. Only holders of record of Banner common stock at the close of business on February 16, 1999 will be entitled to vote at the meeting or any adjournment thereof with respect to all matters described above. Please sign, date and mail the enclosed proxy promptly using the enclosed postage-paid envelope. This action will not limit your right to vote in person if you wish to attend the special meeting.

   The merger is an important decision for Banner and its stockholders. Whether or not you plan to attend the special meeting, we urge you to complete, sign and promptly return the enclosed proxy card to ensure that your shares will be voted at the meeting.

                                             By Order of the Board of Directors,

                                             /s/ Bradley T. Lough

                                             Bradley T. Lough
                                             Secretary

Dulles, Virginia
March 25, 1999

                                PROXY STATEMENT
                                       OF
                             BANNER AEROSPACE, INC.

                               ----------------
                                   PROSPECTUS
                                       OF
                           THE FAIRCHILD CORPORATION

                               ----------------

   This proxy statement/prospectus is being furnished to holders of common stock of Banner Aerospace, Inc. in connection with the solicitation of proxies by the board of directors of Banner for use at a special meeting of holders of Banner common stock to be held at 10:00 a.m., Eastern time, on April 8, 1999, at the Dulles Airport Marriott, 45020 Aviation Drive, Dulles, Virginia 20166 and at any adjournments of the special meeting. Banner is convening the special meeting to consider and act upon a proposal to approve the merger of Banner with a subsidiary of The Fairchild Corporation.

   This proxy statement/prospectus is also a prospectus of Fairchild relating to shares of Fairchild Class A common stock to be issued to stockholders of Banner under the terms of the merger. At the time of the merger, each outstanding share of Banner common stock not owned by Fairchild or its affiliates will cease to be outstanding and will be converted by Fairchild into the right to receive $11.00 in market value in shares of Fairchild Class A common stock, subject to adjustments based on the price of Fairchild Class A common stock and the value of shares of AlliedSignal common stock held by Banner. Banner will then become a wholly-owned subsidiary of Fairchild.

   Immediately prior to the merger, each share of Series A Convertible Paid-In-Kind preferred stock, liquidation value $9.20 per share, of Banner issued and outstanding will automatically convert into one share of Banner common stock. At the time of the merger, those converted shares of preferred stock will have the right to receive the merger consideration set forth above. Banner and Fairchild expect that the merger will take effect promptly after approval by the common stockholders of Banner at the special meeting probably the same day or next day, provided that the other conditions to the merger have been satisfied.

   Fairchild Class A common stock is listed on the New York Stock Exchange, Inc. under the symbol "FA." On December 2, 1998, the last trading day immediately preceding the public announcement of the proposed merger, and on March 24, 1999, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the closing sale prices for the Fairchild Class A common stock as reported on the NYSE Composite Tape were $15 1/2 per share and $10 3/4 per share, respectively.

   See "Risk Factors" beginning on page 8 for a discussion of important risks that should be considered by stockholders in connection with the merger and the acquisition of Fairchild Class A common stock offered hereby.


   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Fairchild Class A common stock to be issued in the merger, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   The date of this proxy statement/prospectus is March 25, 1999. It is first being mailed or otherwise delivered to Banner stockholders on or about that date.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................  iv
WHO CAN ANSWER YOUR QUESTIONS.............................................  vi
SUMMARY...................................................................   1
RISK FACTORS..............................................................   8
  Risks Relating to the Merger............................................   8
  A decrease in Fairchild's stock price could decrease the merger
   consideration..........................................................   8
  Ongoing litigation could interfere with the merger......................   8
  Risks Relating to Fairchild.............................................   8
  Industry cycles could impact Fairchild's business.......................   8
  Fairchild has a few significant customers, the loss of which could have
   an adverse effect......................................................   8
  Fairchild's significant amounts of debt could limit its operational
   flexibility or otherwise affect its future.............................   9
  Fairchild's failure to successfully acquire and integrate Kaynar or integrate future acquisitions into Fairchild's operations could
   adversely affect Fairchild.............................................   9
  Fairchild's business is very competitive and increased competition could
   adversely affect Fairchild.............................................   9
  Fairchild has incurred operating losses in its technologies business....  10
  Mr. Steiner controls Fairchild and his interests may be different from
   Fairchild's other stockholders.........................................  10
  Failure to complete proposed spin-off could have an adverse effect on
   Fairchild's business...................................................  10
  Fairchild may retain some liabilities if the spin-off occurs............  10
  The spin-off could have unfavorable tax consequences to Fairchild and its stockholders.......................................................  10
  Customer work stoppages could adversely affect Fairchild................  11
  Changes in government regulations or customer qualifications could adversely affect Fairchild.............................................  11
  Additional shares of Fairchild Class A common stock may be sold in the future, which could adversely impact the price of outstanding shares...  11
  Fairchild could be adversely affected if Year 2000 problems are significant............................................................  11
WHERE YOU CAN FIND MORE INFORMATION.......................................  13
  Incorporation of Certain Information by Reference.......................  13
INFORMATION CONCERNING THE SPECIAL MEETING................................  14
  Time, Place, Date.......................................................  14
  Purpose of the Special Meeting..........................................  14
  Record Date; Quorum; Outstanding Banner Common Stock Entitled To Vote...  14
  Vote Required; Banner Common Stock Voting in Favor of the Merger........  14
  No Dissenter's Rights...................................................  15
  Action To Be Taken Under the Proxy......................................  15
  Proxy Solicitation......................................................  15
THE MERGER................................................................  16
  Purpose and Background of the Merger....................................  16
  Recommendation of the Special Committee and Board of Directors of
   Banner; Fairness of the Merger.........................................  20
  Opinion of Houlihan Lokey for the Special Committee.....................  22
  Valuation of Banner Aerospace, Inc......................................  24
  Premium Analysis........................................................  25
  Valuation of Fairchild..................................................  25
  Fairness Conclusion.....................................................  26
  Consequences of the Merger..............................................  26
  Listing of Fairchild Class A Common Stock...............................  27
  Plans for Banner After the Merger.......................................  27

                                                                          Page
                                                                          ----
  Conduct of the Business of Fairchild and Banner if the Merger Is Not
   Consummated...........................................................  27
  Interest of Certain Persons in the Merger; Certain Relationships.......  27
  Common Stock Ownership.................................................  28
  Directors and Officers.................................................  28
  Indemnification and Insurance..........................................  28
  Accounting Treatment...................................................  28
  Fees and Expenses and Source of Funds..................................  28
  Regulatory Requirements................................................  29
  Litigation Regarding the Merger........................................  29
MATERIAL TAX CONSIDERATIONS..............................................  30
MATERIAL PROVISIONS OF THE MERGER AGREEMENT..............................  31
  Merger Consideration...................................................  31
  Effective Time.........................................................  31
  Exchange and Payment Procedures........................................  31
  Transfer of Banner Common Stock........................................  32
  Treatment of Stock Options.............................................  32
  No Appraisal Rights....................................................  32
  Covenants..............................................................  32
  Representations and Warranties.........................................  33
  Conditions.............................................................  34
  Termination; Amendments; Withdrawal of Recommendations.................  35
COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION........................  36
  Banner Common Stock....................................................  36
  Price Range of Banner Common Stock.....................................  36
  Banner Dividends.......................................................  36
  Holders of Record......................................................  37
  Fairchild Class A Common Stock.........................................  37
  Price Range of Fairchild Class A Common Stock..........................  37
  Fairchild Dividends....................................................  37
CAPITALIZATION...........................................................  38
SELECTED CONSOLIDATED FINANCIAL DATA.....................................  39
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS....................  40
DESCRIPTION OF FAIRCHILD.................................................  47
DESCRIPTION OF BANNER....................................................  52
SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR BANNER...................  55
BANNER MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  57
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................  65
DESCRIPTION OF FAIRCHILD CAPITAL STOCK...................................  68
  General................................................................  68
  Preferred Stock........................................................  68
  Fairchild Common Stock.................................................  68
  Transfer Agent and Registrar...........................................  69

                                                                          Page
                                                                          ----
COMPARISON OF STOCKHOLDER RIGHTS.........................................  69
  Voting Rights..........................................................  69
  Stockholder Proposals..................................................  69
SECURITIES OWNERSHIP.....................................................  70
  Ownership of Banner Capital Stock......................................  70
  Ownership of Fairchild Class A Common Stock by Directors and Executive
   Officers of Banner....................................................  71
MANAGEMENT OF BANNER AND SURVIVING CORPORATION...........................  72
  Directors of Banner....................................................  72
  Executive Officers of Banner...........................................  73
  Other Information......................................................  74
PROPOSALS BY STOCKHOLDERS OF BANNER......................................  75
EXPERTS..................................................................  75
LEGAL MATTERS............................................................  75
OTHER MATTERS............................................................  76
BANNER AEROSPACE, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS........ F-1
APPENDIX A--AGREEMENT AND PLAN OF MERGER................................. A-1
APPENDIX B--FAIRCHILD'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR
 ENDED JUNE 30, 1998..................................................... B-1
APPENDIX C--FAIRCHILD'S QUARTERLY REPORT ON FORM 10-Q/A FOR THE PERIOD
 ENDED DECEMBER 27, 1998................................................. C-1
APPENDIX D--OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL ............ D-1
APPENDIX E--FAIRCHILD'S CURRENT REPORT ON FORM 8-K DATED MARCH 2, 1998... E-1
APPENDIX F--FAIRCHILD'S CURRENT REPORT ON FORM 8-K/A DATED APRIL 23,
 1998.................................................................... F-1
APPENDIX G--FAIRCHILD'S CURRENT REPORT ON FORM 8-K DATED JUNE 26, 1998... G-1

                                  Please Note

   We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

   This proxy statement/prospectus has been prepared as of March 25, 1999. There may be changes in the affairs of Fairchild or Banner since that date that are not reflected in this document.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

   A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus. Summaries of the portions of the merger agreement set forth in this proxy statement/prospectus do not purport to be complete and are qualified in their entirety by reference to the merger agreement. We encourage you to read carefully the proxy statement/prospectus and the merger agreement.

Q:  What will I receive in the merger?

A: Fairchild will convert each of your shares of Banner common stock into the right to receive $11.00 in market value in shares of Fairchild Class A common stock, including any adjustments.

  The merger consideration could change based on the price of Fairchild Class A common stock and the value of shares of AlliedSignal Inc. common stock owned by Banner as described below.

  Fairchild and Banner will calculate the amount of Fairchild Class A common stock for which you will be able to exchange a cancelled share of Banner common stock based on the average per share closing price on the NYSE of Fairchild Class A common stock for the 20 most recent trading days ending on the third trading day before the merger. For example, the average closing price of Fairchild Class A common stock over the 20 trading days preceding March 24, 1999 was $11.481 per share. If we had completed the merger on March 24, 1999, it would take .7885 of a share of Fairchild Class A common stock to pay the $11.00 merger consideration for each share of Banner common stock.

Q:  How will the price be adjusted?

A: Fairchild will pay the number of shares of Fairchild Class A common stock for each share of Banner common stock subject to a collar, which has the effect of freezing the value of the Fairchild Class A common stock at $13.95 if the 20 trading day average per share closing price on the NYSE is below $13.95, and at $17.05 if the average per share price over the same period for the Fairchild Class A common stock is above $17.05. This means that the merger consideration for each share of Banner common stock will not be less than 0.6452 shares or more than 0.7885 shares of Fairchild Class A common stock.

  Banner owned approximately 3,000,000 shares of AlliedSignal Inc. common stock on January 11, 1999 and had entered into hedging arrangements with respect to all but 1,642,789 of those shares. If the value of 1,642,789 shares of AlliedSignal common stock owned by Banner is outside of a range of $65.3 million and $79.9 million at the close of the third trading day before the merger, Fairchild and Banner will adjust the merger consideration to reflect the amount by which those shares are outside the range. This adjustment will be on an after-tax basis per share for each outstanding share of Banner common stock. Fairchild and Banner will calculate the value of any of these shares remaining unsold, using the average per share closing price on the NYSE, of AlliedSignal common stock over the 20 most recent trading days ending on the third trading day before the merger. As of March 24, 1999, Banner had sold all but approximately 227,000 of the 1,642,789 of AlliedSignal shares for net proceeds of approximately $62.9 million, or $44.41 per AlliedSignal share. Those proceeds, plus the value of any remaining shares sold by Banner prior to the third trading day before the merger will be added together to determine if the merger consideration will be adjusted.

  The average price of these shares of AlliedSignal common stock would have to be above $48.61 per share or below $39.77 per share before any adjustment would take effect. The closing price of AlliedSignal's common stock was $44.19 per share on January 8, 1999 and was $46.69 per share on March 24, 1999. For every $1.00 that the average per share price of AlliedSignal common stock is above or below the range of $48.61 and $39.77, the merger consideration would be increased or decreased by $.037 per share, as the case may be. Based upon the proceeds received and the number of shares remaining unsold, it is unlikely that the merger consideration will be adjusted based upon the value of these shares of AlliedSignal.

Q:  What do I receive if I own Banner preferred stock?

A: Immediately before the merger, Banner will automatically convert each of your shares of Banner preferred stock into one share of Banner common stock. Then, at the time of the merger, you will have the right to receive $11.00 in market value of Fairchild Class A common stock, subject to adjustment, for each share of Banner common stock that you own as a result of the conversion of Banner preferred stock.

Q:  Why is the board of Banner recommending that I vote for the merger?

A: In the opinion of Banner's board of directors, the merger is in the best interests of Banner's stockholders and the price of $11.00 in Fairchild Class A common stock per share of your Banner common stock is fair from a financial point of view. To review the background and reasons for the merger in greater detail, see page 16.

Q:  What vote is required for the merger to occur?

A:  A majority of Banner's common stockholders must approve the merger.
   Currently Fairchild owns 83% of the outstanding Banner common stock and has agreed to vote such stock in favor of the merger, so we expect the merger to be approved.

Q:  What will happen to Banner common stock as a result of the merger?

A: As a result of the merger, Banner will cancel and retire all shares of Banner common stock, other than shares held by Fairchild and its affiliates. Banner will also cancel and retire shares of Banner preferred stock that are automatically converted to Banner common stock immediately before the merger. Except for Fairchild and its affiliates, holders of Banner common stock and Banner preferred stock certificates will have no rights as stockholders after the merger.

Q:  Will stockholders have appraisal rights?

A: No. Banner stockholders will not have any appraisal rights or other rights to demand fair value in cash as a result of the merger.

Q:  What do I need to do now?

A: Please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting.

Q:  Should I send in my stock certificates now?

A: No. After the merger is completed, we will send you written instructions for exchanging your share certificates.

Q: If my shares are held in street name by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:  May I change my vote after I have mailed my signed proxy card?

A: Yes. Just send in a later dated, signed proxy card at least seven days before the special meeting or attend the special meeting and vote.

Q:  When do you expect the merger to be completed?

A: We are working toward completing the merger as quickly as possible. We expect that the merger will become effective promptly after approval by the common stockholders of Banner at the special meeting probably the same day or next day, provided that the other conditions to the merger have been satisfied.

Q:  What are the tax consequences of the merger?

A: The merger generally will not be taxable to you for federal income tax purposes. To review in greater detail the tax consequences to stockholders, see page 30.

Q:  What other matters will be voted on at the special meeting?

A: We do not expect to ask you to vote on any other matters at the special meeting.

                         WHO CAN ANSWER YOUR QUESTIONS

   If you have more questions about the merger or would like additional copies of this proxy statement/prospectus, you should contact: Banner Aerospace, Inc., 45025 Aviation Drive, Suite 300, Dulles, VA 20166, Telephone: (703) 478-5790,
Attention: Eugene W. Juris, Vice President and Chief Financial Officer. In addition, you may call Banner at (800) 283-2117 to receive the conversion ratio based on the average closing price of Fairchild Class A common stock over the 20 most recent trading days.

                                    SUMMARY

   This summary highlights selected information from this document. This summary may not contain all of the information that is important to you. To understand fully the merger and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other documents to which we have referred you. See "Where You Can Find More Information" on page 13 of this document. The actual terms of the merger are contained in the merger agreement. The merger agreement is included in this proxy statement/prospectus as Appendix A.

The Companies

   The Fairchild Corporation
   45025 Aviation Drive, Suite 400
   Dulles, VA 20166
   Telephone: (703) 478-5800

   Fairchild is a leading worldwide aerospace and industrial fastener manufacturer and distribution logistics manager and is also an independent aerospace parts distributor. Fairchild has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, the Airbus consortium of companies, Lockheed Martin, British Aerospace and Aerospatiale, as well as major aerospace hardware distributors such as AlliedSignal, Tri-Star Aerospace and Wesco Aircraft Hardware. Fairchild's primary focus is on the aerospace industry and its business consists primarily of two segments--aerospace fasteners and aerospace parts distribution.

   Banner Aerospace, Inc.
   45025 Aviation Drive, Suite 300
   Dulles, VA 20166
   Telephone: (703) 478-5790

   Banner is an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. A substantial portion of Banner's assets consists of the common stock of AlliedSignal Inc. Fairchild owns approximately 85% of Banner's outstanding capital stock.

The Special Meeting

  Date, Time and Place; Purpose

   Banner will hold a special meeting of Banner stockholders at the Dulles Airport Marriott, 45020 Aviation Drive, Dulles, Virginia 20166, on April 8, 1999, at 10:00 a.m., local time. Banner is holding the special meeting to consider and act upon a proposal to approve a merger on the terms of the merger agreement that is attached to this document as Appendix A.

  Voting

   At the special meeting, the holders of Banner common stock will vote on whether to approve the merger on the terms of the merger agreement. Each share of Banner common stock entitles such holder to one vote. Delaware law requires that a majority of all outstanding Banner common stock vote to approve the merger. Fairchild owns 83% of the outstanding Banner common stock and has agreed to vote in favor of the merger.

  Record Date

   The record date for determining who is entitled to vote at the special meeting has been set at February 16, 1999. On the record date, there were 21,541,532 shares of Banner common stock outstanding and entitled to vote, held by approximately 63 stockholders of record.

The Merger

  Purpose, Structure and Effects of the Merger (page 16)

   Fairchild's purpose for the merger is to acquire all of the remaining stock in Banner it does not already own. Fairchild and Banner believe that combining will more closely coordinate the activities of the two companies. In addition, Fairchild and Banner expect that the merger will provide opportunities for reducing expenses, including saving the costs of operating Banner as a separate public company. Fairchild and Banner structured the transaction as a merger because a merger is simpler than any alternative structure. After the merger, Banner will be a wholly-owned subsidiary of Fairchild.

  Recommendation of Banner's Board of Directors (page 20)

   Banner's board of directors, acting on the unanimous recommendation of its independent special committee, has approved the merger agreement and recommends that you vote to approve the merger. Banner's board of directors and its special committee believe that the merger is in the best interests of Banner's stockholders and that the $11.00 per share price to be paid in Fairchild Class A common stock, subject to adjustments, is fair from a financial point of view to the holders of Banner common stock, other than Fairchild and its affiliates.

   An independent special committee formed by Banner's board of directors negotiated this price and the terms and conditions of the merger. The special committee received the opinion of its financial advisor to the effect that the consideration Fairchild will pay to the holders of Banner common stock is fair to holders from a financial point of view.

  The Merger Consideration

   If the merger is completed, Fairchild will exchange $11.00 in market value of Fairchild Class A common stock, subject to adjustments, for each share of Banner common stock, other than shares held by Fairchild and its affiliates. Prior to the merger, Banner will automatically convert each share of preferred stock into one share of Banner common stock. Each holder of Banner preferred stock will then receive the applicable number of shares of Fairchild Class A common stock. Fairchild will make an aggregate payment to all public stockholders of Banner which will be approximately $41,000,000 in Fairchild Class A common stock.

   The equivalent value of the Banner common stock is $11.00, if the average per share closing price of the Fairchild Class A common stock is between $13.95 and $17.05. Examples of the equivalent values of the Banner common stock, for the average per share closing price of the Fairchild Class A common stock below and above those closing prices, are as follows:

            Example of Price Below                      Example of Price Above
   -------------------------------------------------------------------------------------
     Fairchild Class A     Equivalent value of   Fairchild Class A   Equivalent value of
   Average closing price      Banner common    Average closing price    Banner common
   ---------------------   ------------------- --------------------- -------------------
          $13.95                 $11.00               $17.05               $11.00
          $13.50                 $10.65               $17.50               $11.29
          $13.00                 $10.25               $18.00               $11.61
          $12.50                  $9.86               $18.50               $11.94
          $12.00                  $9.46               $19.00               $12.26

  Factors Considered by Banner's Board of Directors and Its Special Committee (page 20)

   In reaching their decision to recommend adoption of the merger agreement, the special committee and the Banner board of directors considered a number of factors. These include the following:

  . The directors compared the historical and prospective market prices of Banner common stock with the per share price offered by Fairchild. This price represents a 25.7% premium over $8.75 per share. The $8.75 per share price was the closing price of Banner common stock on December 2, 1998, the last full trading day before Fairchild announced its proposal to acquire the shares owned by the public stockholders of Banner.

  . The board of directors of Banner believed that $11.00 paid in Fairchild
    Class A common stock per share was the highest price that Fairchild would be willing to pay. The directors of Banner formed this belief after the special committee's negotiations with Fairchild to obtain the highest possible price.

  . The special committee and the Banner board of directors considered the opinion of Houlihan Lokey Howard & Zukin.

  . The special committee and the board of directors of Banner considered the potential conflicts of interest of Banner management.

  . The merger agreement specifically permits Banner, with the concurrence of the special committee, to terminate the merger agreement if, prior to consummation of the merger, Banner receives an offer from a third party to acquire Banner on more favorable terms to Banner's stockholders than the merger.

   The following table is excerpted from an analysis of the per share valuation of Banner common stock provided by Houlihan Lokey to the special committee:

                                                            Low        High
                                                         Indication Indication
                                                         ---------- ----------
                                                         (in thousands, except
                                                          per share amounts)
      Total common equity value per share exclusive of
       tax issues.......................................  $ 11.30    $ 11.70
      Present value of tax benefit from Solair
       transaction......................................    8,000      8,000
                                                          -------    -------
                                                          $ 11.60    $ 12.00
      Deferred tax liability (1)........................  $40,000    $40,000
      Concluded total common equity value per share
       inclusive of tax issues..........................  $ 10.05    $ 10.45

--------
(1) Banner has recorded approximately $40 million in deferred tax liability relating to sales of the hardware group. Banner's tax return position is that its actual liability is $0.

   Whether Banner is valued using the market multiple approach, the discounted cash flow approach or the comparable transactions approach, see "The Merger-- Valuation of Banner Aerospace, Inc.", if a $40 million deferred tax liability recorded by Banner is ultimately determined to be less than $15.6 million, then the merger consideration will be less than the fair value of the Banner common stock indicated in the Houlihan Lokey analysis. Banner's tax return position is that its actual liability is zero. There is no assurance as to what Banner's ultimate tax liability will be, if any, with respect to its disposition of its hardware group. For a more complete discussion of Houlihan Lokey's analysis, see the "The Merger--Recommendation of the Special Committee and Board of Directors of Banner; Fairness of the Merger."

  Fairness Opinion (page 22)

   Houlihan Lokey delivered to the board of directors of Banner and its special committee a written opinion, dated January 11, 1999, that the per share price Fairchild is to pay, including possible adjustments, is fair from a financial point of view to the public holders of Banner common stock. The opinion of Houlihan Lokey is based in part upon an assumption that a $40 million deferred tax liability of Banner will be determined to be at least $15.6 million. Houlihan Lokey based its opinion on discussions it had with Banner's tax advisor, counsel for the special committee and the fact that Banner recorded a deferred tax liability in its financial statements on March 31, 1998, according to generally accepted accounting principles. Banner's tax return position is that its actual liability is zero. Houlihan Lokey's opinion is included as Appendix D to this document. Please read the opinion.

  Interests of Banner Management in the Merger (pages 22, 27)

   All members of Banner's board of directors and Banner officers own Banner common stock or hold Banner stock options and, to that extent, their interest in the merger is the same as yours. However, some of the officers and directors of Banner have relationships, or interests in, the merger, that are different from your interests as a stockholder or that present a conflict of interest. The special committee and the board of directors of Banner were aware of these interests and considered them in recommending and approving the merger. Some of these interests are described below.

  . Three of the members of the board of directors of Banner are also directors of Fairchild. These directors were faced with a conflict of interest because they had to consider the best interests of both Banner and Fairchild.

  . One Banner director is married to an officer of Fairchild and, as a result, is related to two directors of Fairchild.

  . Several Banner directors and executive officers own common stock of Fairchild.

  . Banner management will have their unvested Banner stock options become vested and converted into Fairchild stock options at the time of the merger.

   In order to avoid these conflicts of interest, the board of directors of Banner formed the special committee to evaluate the fairness of the merger to the stockholders of Banner, excluding Fairchild and its affiliates. The special committee is composed of three Banner board members who are not employees of Banner or Fairchild and who do not have commercial relationships with Fairchild or its subsidiaries.

  Conditions to the Merger and Termination of the Merger Agreement (pages 34 and 35)

   There are a number of conditions that must be satisfied before the merger can be completed.

   Either Banner or Fairchild may terminate the merger agreement if:

  . the merger has not been completed by May 31, 1999;

  . the majority of the common stockholders of Banner entitled to vote at the special meeting do not approve the merger;

  . a law or final court order prohibits the merger; or

  . the other party fails to perform in any material respect its obligations under the merger agreement.

   Banner may terminate the merger agreement if:

  . Banner receives an offer from a third party to acquire Banner and Banner, with the concurrence of the special committee, determines that the terms of that offer are more favorable to Banner's stockholders than the merger.

No Dissenters' Rights

   Under Delaware law, holders of Banner common stock are not entitled to exercise dissenters' rights in connection with the merger.

Regulatory Matters

   No regulatory approval, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, is required in connection with the merger.

Federal Income Tax Consequences (page 30)

   You will not be taxed on your receipt of the $11.00 per share paid in Fairchild Class A common stock. Your tax basis and holding period in your Banner common stock will become your tax basis and holding period for the shares of Fairchild Class A common stock you receive in exchange for your Banner common stock. Because determining the tax consequences of the merger may be complicated, you should consult your tax advisor in order to understand fully how the merger will affect you.

                         COMPARATIVE MARKET PRICE DATA

   The following table presents per share closing market prices as reported on the NYSE Composite Tape for Fairchild Class A common stock and Banner common stock as of December 2, 1998, the last trading day before the public announcement of Fairchild's intention to acquire Banner, and as of March 24, 1999, the latest practicable date prior to the printing of this proxy statement/prospectus.

                                    Fairchild Class A
                                    Common Stock Price Banner Common Stock Price
                                    ------------------ -------------------------
     December 2, 1998..............       $15.50                 $8.75
     March 24, 1999................        10.75                  8.38

   Banner stockholders are urged to obtain current market quotations for Fairchild Class A common stock before making a decision with respect to the merger.

                           COMPARATIVE PER SHARE DATA

   The following tables present unaudited historical and pro forma data to reflect the completion of the merger and full year impact of significant transactions on a per share basis for Banner and Fairchild. Pro forma data does not show what the actual results would have been if the merger had been completed at the beginning of the time periods shown. Pro forma data also does not show or predict future results. You should read the data presented below in conjunction with the historical consolidated financial statements, including applicable notes, of Fairchild, which are incorporated by reference in this proxy statement/prospectus and included in Appendix B to this proxy statement/prospectus and Banner, which are included with this proxy statement/prospectus, as well as in conjunction with the Pro Forma Consolidated Financial Information of Fairchild and Banner, including notes, that appears elsewhere in this document.

   The second column reflects the pro forma adjustments to the historical results in column one for Banner's divestitures of its hardware group and Solair, Inc.

   The fourth column reflects the pro forma adjustments to historical results of Fairchild in column three. These pro forma adjustments reflect the merger and Banner's divestitures.

                                        Banner    Banner   Fairchild  Fairchild
                                      Historical Pro Forma Historical Pro Forma
                                      ---------- --------- ---------- ---------
Six months ended December 27, 1998:
  Earnings (loss) from continuing
   operations per common share
   assuming a $13.95 average price:
    Basic............................   $(0.59)   $(0.02)    $(0.35)   $ 0.09
    Diluted..........................   $(0.59)   $(0.02)    $(0.35)   $ 0.09
    Book value per common share......   $11.51               $20.13    $19.56
  Earnings from continuing operations
   per common share assuming a $17.05
   average price:
    Basic............................             $(0.02)              $ 0.09
    Diluted..........................             $(0.02)              $ 0.09
    Book value per common share......                                  $20.00
Six months ended December 28, 1997:
  Earnings from continuing operations
   per common share:
    Basic............................   $ 0.10               $ 0.07
    Diluted..........................   $ 0.10               $ 0.07
    Book value per common share......   $ 7.02               $13.88
Twelve months ended June 30, 1998:
  Earnings from continuing operations
   per common share assuming a $13.95
   average price:
    Basic............................   $ 3.53    $ 0.28     $ 2.78    $ 0.30
    Diluted..........................   $ 2.97    $ 0.23     $ 2.66    $ 0.28
    Book value per common share......   $10.50               $20.54
  Earnings from continuing operations
   per common share assuming a $17.05
   average price:
    Basic............................             $ 0.28               $ 0.30
    Diluted..........................             $ 0.23               $ 0.28
Twelve months ended June 30, 1997:
  Earnings from continuing operations
   per common share:
    Basic............................   $ 0.40               $ 0.11
    Diluted..........................   $ 0.39               $ 0.11
    Book value per common share......   $ 6.90               $13.98
Twelve months ended June 30, 1996:
  Earnings (loss) from continuing
   operations per common share:
    Basic............................   $ 0.11               $(1.98)
    Diluted..........................   $ 0.11               $(1.98)
    Book value per common share......   $ 6.15               $14.10
Twelve months ended June 30, 1995:
  Earnings (loss) from continuing
   operations per common share:
    Basic............................   $ 0.02               $(3.49)
    Diluted..........................   $ 0.02               $(3.49)
    Book value per common share......   $ 6.01               $ 2.50
Twelve months ended June 30, 1994:
  Earnings from continuing operations
   per common share:
    Basic............................   $ 0.28               $ 0.30
    Diluted..........................   $ 0.28               $ 0.30
    Book value per common share......   $ 6.00               $ 4.32

   Banner and Fairchild did not pay dividends to their common shareholders in any of the periods represented in this schedule.

                              RECENT DEVELOPMENTS

   On December 26, 1998 Fairchild signed a merger agreement to acquire Kaynar Technologies, Inc., an aerospace and industrial fastener manufacturer and tool company, in a cash merger of Kaynar with a wholly-owned subsidiary of Fairchild. Fairchild will pay approximately $221.6 million for Kaynar. Fairchild will also pay $28 million for a covenant not to compete from Kaynar's majority shareholder, plus assumption of Kaynar's debt of approximately $98 million. A majority of the holders of all classes of Kaynar stock have agreed to vote in favor of that merger. The transaction is subject to conditions, including financing.

   On December 31, 1998, Banner completed the sale of Solair, Banner's largest subsidiary in the rotables group, to Kellstrom Industries, Inc., in exchange for an initial cash purchase price of $57 million, subject to adjustment, and a warrant to purchase 300,000 shares of common stock of Kellstrom.

                                  RISK FACTORS

   In addition to the other information in this proxy statement/prospectus, the following risk factors should be considered carefully in evaluating an investment in the Fairchild Class A common stock offered by this proxy statement/prospectus.

Risks Relating to the Merger

A decrease in Fairchild's stock price could decrease the merger consideration

   The market prices of Fairchild Class A common stock and Banner common stock may fluctuate significantly before the merger. A decrease in Fairchild Class A common stock price could decrease the merger consideration. After the merger, the market price of Fairchild Class A common stock may fluctuate significantly. At March 24, 1999, the average closing price of Fairchild Class A common stock for the 20 most recent trading days was $11.481 per share. If the average for the 20 trading day period ending on the third trading day before the merger is below $13.95, the equivalent value of Banner common stock will be below the $11.00 market value.

Ongoing litigation could interfere with the merger

   The stockholder action, which is described in "The Merger--Litigation Regarding the Merger," alleges that the initially proposed consideration for the merger was insufficient and that Banner's board of directors has breached its fiduciary duty. If the plaintiff were to prevail in the lawsuit and/or obtain injunctive relief, the time for approval and consummation of the merger would be postponed indefinitely. It is not currently possible to determine how long such a postponement might be. In addition, if the stockholder action causes a material adverse change in Banner's business, financial condition or results of operations, Fairchild would not be obligated to complete the merger.

Risks Relating to Fairchild

Industry cycles could impact Fairchild's business

   Fairchild's aerospace fasteners and aerospace distribution segments operate in historically cyclical industries. These segments are sensitive to general economic conditions and have been adversely affected by past recessions. Conditions generally affecting the aerospace industry also influence performance of the aerospace fasteners and aerospace distribution segments. For example, from 1990 to 1994 aerospace-related industries experienced reduced demand for commercial aircraft, a more rapid decline in military spending and the postponement of overhaul and maintenance on existing aircraft. In past years, the aerospace industry has been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition.

   Countries in the Asia/Pacific region have experienced a weakening in their currency, banking and equity markets. This financial crisis has adversely affected Asian commercial airlines and has led to reduced demand for commercial aircraft by Asian carriers and some carriers serving Asia. On December 1, 1998, Boeing announced that it would reduce production rates for some of its commercial airline programs based on updated assessments of the Asian economic crisis. Additional cancellations or delays in aircraft orders from Boeing and Airbus customers serving Asia would reduce demand for Fairchild's products, and ultimately could adversely affect Fairchild's consolidated results from operations. Fairchild's bookings for fiscal 1999 through February are slightly less than the comparable period for fiscal 1998.

Fairchild has a few significant customers, the loss of which could have an adverse effect

   The loss of any of Fairchild's significant customers could result in a decrease in Fairchild's net sales and have a material adverse effect upon Fairchild's business. Although no one customer accounted for more than 10% of Fairchild's net sales in the fiscal year ended June 30, 1998 or for the six months ended December 27, 1998, the majority of Fairchild's net sales come from customers providing parts or services to Boeing, including defense sales, and Airbus, and their subcontractors. Accordingly, Fairchild is dependent on the business of those manufacturers.

Fairchild's significant amounts of debt could limit its operational flexibility or otherwise affect its future

   Fairchild's level of debt and the limitations imposed on Fairchild by Fairchild's existing or future debt agreements could have important consequences to you, including the following:

  . Fairchild will have to use a portion of its cash flow from operations for debt service, rather than for Fairchild's operations;

  . Fairchild may not be able to obtain additional debt financing for future working capital, capital expenditures, acquisitions or other corporate purposes;

  . Fairchild could be more vulnerable to economic downturns and less able to take advantage of significant business opportunities and to react to changes in market or industry conditions; and

  . Fairchild's less leveraged competitors could have a competitive advantage.

   At December 27, 1998, Fairchild had outstanding long-term debt of $278.2 million. If Fairchild consummates the acquisition of Kaynar, Fairchild will incur significant additional indebtedness. Fairchild's ability to pay its debt will depend on Fairchild's future performance and assessments of future performance by prospective financing sources. To a certain extent, Fairchild's performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors beyond Fairchild's control. If Fairchild has difficulty servicing its debt, Fairchild may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance Fairchild's debt or seek equity capital. Fairchild might not be able to implement any of these strategies on satisfactory terms or on a timely basis, if at all. Fairchild's debt instruments will limit its ability to undertake certain transactions.

   In addition, Fairchild is and expects to remain party to bank credit facilities. These bank credit facilities contain financial and other restrictive covenants that limit Fairchild's ability to, among other things, borrow additional money, pay dividends, sell or acquire assets or engage in mergers. If Fairchild does not comply with these covenants, or covenants under its other debt instruments, or does not repay Fairchild's debt on time, Fairchild would be in default under its debt agreements. Unless Fairchild's lenders waived that default, the debt could become immediately payable. This acceleration could have a material adverse impact on Fairchild.

Fairchild's failure to successfully acquire and integrate Kaynar or integrate future acquisitions into Fairchild's operations could adversely affect Fairchild

   Fairchild believes that it will realize substantial benefits from the successful integration of Kaynar. However, there can be no assurance that Fairchild will be able to acquire Kaynar, or if it does so, to establish, maintain or increase the profitability of Kaynar or that Kaynar will be successfully integrated into Fairchild's operations. If Fairchild fails to acquire Kaynar because it fails to get financing, it could forfeit a $20 million deposit.

   Fairchild continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities, some of which could be material. Fairchild may finance future acquisitions with internally generated funds, bank borrowings, issuances of equity or debt securities, or a combination of the foregoing. There can be no assurance that Fairchild will be able to make acquisitions on terms favorable to Fairchild. If Fairchild completes acquisitions, Fairchild will encounter various associated risks. These risks include the possible inability to integrate an acquired business into its operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on Fairchild's operations and financial performance.

Fairchild's business is very competitive and increased competition could adversely affect Fairchild

   The markets for Fairchild's products and services are extremely competitive and Fairchild faces competition from a number of sources in most of its product lines. Some of Fairchild's competitors have financial and other resources greater than those of Fairchild and are also well established as suppliers to the markets that Fairchild serves. Quality, performance, service and price are generally the prime competitive factors. Fairchild's markets could attract additional competitors in the future.

Fairchild has incurred operating losses in its technologies business

   Fairchild owns a technology products unit which designs, manufactures and markets high performance production equipment and systems required for the manufacture of semiconductor chips and recordable compact discs. For Fairchild's fiscal years 1996, 1997 and 1998 and the first six months of fiscal 1999, this segment had operating losses of approximately $1.5 million, $3.6 million, $48.7 million and $16.1 million, respectively. With the downturn in the Asian markets, Fairchild has experienced delivery deferrals, order cancellations, reduction in backlog, lower margins, staff reductions and increased price competition. Fairchild also faces a continuing need for product development.

   In February 1998, Fairchild responded to these problems by adopting a formal plan to enhance the opportunities for disposing of this business, while improving its ability to operate more efficiently. The plan for Fairchild's technologies business includes:

  . reduction in production capacity and headcount;

  . pursuit of potential vertical and horizontal integration with peers and competitors; and

  . discontinued operations accounting treatment; or

  . a partial or complete shutdown

   Fairchild believes that it may be required to contribute substantial additional resources to provide this business with the liquidity necessary to continue operating before an integration or disposition is completed, or to fund shutdown costs.

Mr. Steiner controls Fairchild and his interests may be different from Fairchild's other stockholders

   Jeffrey J. Steiner, Fairchild's Chairman of the Board and Chief Executive Officer through his control of 2,563,996 shares of the Class B common stock and 3,379,488 shares of the Class A common stock, has approximately 64% of the combined voting power of both classes of common stock. This voting power enables him to elect a majority of the directors of Fairchild and to determine the outcome of any other matter submitted to stockholders for approval except for matters requiring approval of holders of both classes voting separately. The ten-to-one voting rights of the Class B common stock may make Fairchild less attractive as the potential target of a hostile tender offer or other proposal to acquire or merge with Fairchild, even if such actions would be in the best interests of the holders of Fairchild Class A common stock. The Class B common stock is convertible into Class A common stock on a share-for-share basis and is subject to certain restrictions on transferability.

Failure to complete a proposed spin-off could have an adverse effect on Fairchild's business

   In order to focus its operations on the fastener industry, Fairchild has been considering for some time spinning off to its stockholders all or a substantial part of Fairchild's non-fastener operations. If the spin-off does not occur, Fairchild may be required to maintain diverse businesses which complicate its financial reporting and divert resources and management focus. Fairchild is still in the process of deciding the exact composition of the assets and liabilities to be included in the spin-off, but those assets are likely to include some real estate interests and Fairchild's 31.9% interest in Nacanco Paketleme, the largest producer of aluminum cans in Turkey. There is no assurance that Fairchild will be able to obtain the necessary consents or waivers from lending, government or third party authorities. In addition, Fairchild may postpone the spin-off, and Fairchild can make no assurance as to the timing of the spin-off or if it will occur.

Fairchild may retain some liabilities if the spin-off occurs

   If the spin-off does occur, the new entity may indemnify Fairchild for liabilities related to the assets distributed in the spin-off. In the event of insolvency, Fairchild may have to satisfy such liabilities.

The spin-off could have unfavorable tax consequences to Fairchild and its stockholders

   Depending on the ultimate structure and timing of the spin-off, it may be a taxable transaction to stockholders of Fairchild and could result in a material tax liability to Fairchild and its stockholders. The amount of the tax liabilities to Fairchild and its stockholders is uncertain. If the tax liability is material to Fairchild, Fairchild may elect not to consummate the spin-off. Because circumstances may change and provisions of the Internal Revenue Code of 1986 may be amended, Fairchild may restructure or delay the timing of the spin-off to minimize the tax consequences to Fairchild and its stockholders, or elect not to consummate the spin-off.

Customer work stoppages could adversely affect Fairchild

   Both Boeing and Airbus are served by organized labor, which in certain instances has resorted to work stoppages to achieve its goals. Work stoppages at Boeing and/or Airbus could have a major impact on the performance of both of those companies and on Fairchild. In addition, any production line stoppages caused by either the FAA or any foreign regulatory authority revoking or investigating the type certification of either Boeing or Airbus aircraft could have a similar impact on Fairchild.

Changes in government regulations or customer qualifications could adversely affect Fairchild

   The FAA prescribes standards and licensing requirements for aircraft components and effectively licenses component repair stations worldwide. Comparable agencies also regulate these matters in other countries. If Fairchild does not have the required FAA authority for one of its products or services or loses authority previously granted, the sale of that product or service may be prohibited by law until authority is obtained or reinstated. Fairchild believes it is currently in material compliance with FAA requirements existing on the date of this proxy statement/prospectus. However, changes in FAA regulations could be adopted that, if extensive, could adversely affect the results of operations of Fairchild. In addition, customers also impose various certification requirements on aerospace manufacturers such as Fairchild to have their facilities and products meet certain standards and specifications. If Fairchild were to fail to meet those certification requirements or lose its certified status with one or more customers, and fail to have that status reinstated, it could adversely affect the results of operations of Fairchild.

   The Fastener Quality Act of 1991 regulates the manufacture and distribution of certain high grade fasteners in the United States and imposes testing, certification and record keeping requirements on manufacturers and distributors of these fasteners. As a result of the Fastener Quality Act, Fairchild and other distributors of certain types of fasteners will be required to maintain records and product tracking systems. Fairchild has implemented tracking and traceability systems that comply with the regulations. Although compliance with the Fastener Quality Act has not materially increased expenses for Fairchild, it is possible that future regulations could result in materially increased costs for Fairchild. The Fastener Quality Act is currently scheduled to become effective on June 30, 1999.

Additional shares of Fairchild Class A common stock may be sold in the future, which could adversely impact the price of outstanding shares

   Fairchild has 21,843,468 shares of common stock outstanding, of which 12,463,060 shares are freely tradeable without restrictions or further registration under the Securities Act. Holders of the remaining shares, primarily Jeffrey J. Steiner, Chairman of the Board and Chief Executive Officer of Fairchild, are eligible to sell such shares pursuant to Rule 144 under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. Sales of substantial numbers of shares of Fairchild's Class A common stock in the public market could adversely affect the market price of the Fairchild common stock.

Fairchild could be adversely affected if Year 2000 problems are significant

   As the end of the century nears, there is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems.

   Fairchild expects to complete testing of its most critical information technology and related systems by June 30, 1999, and anticipates that it will complete its Year 2000 preparations by October 31, 1999. Fairchild could be subject to liability to customers and other third parties if its systems are not Year 2000 compliant, resulting in possible legal actions for breach of contract, breach of warranty, misrepresentation, unlawful trade practices and other harm.

   In addition, Fairchild is continually attempting to assess the level of Year 2000 preparedness of its key suppliers, distributors, customers and service providers. To this end, Fairchild has sent, and will continue to send, letters, questionnaires and surveys to its significant business partners inquiring about their Year 2000 efforts. If a significant business partner of Fairchild fails to be Year 2000 compliant, Fairchild could suffer a material loss of business or incur material expenses.

   For a more complete discussion of the issues relating to the Year 2000, see "Management's Discussion and Analysis of Results of Operations and Financial Condition--Year 2000."

                               ----------------

   Fairchild and Banner have each made forward-looking statements, as that term is defined in Section 27A of the Securities Act and in Section 20A of the Exchange Act, in this document and in documents that are incorporated by reference in this proxy statement/prospectus, that are subject to risks and uncertainties. These statements are based on the current beliefs of management of Fairchild and Banner. Forward-looking statements include the information concerning possible or assumed future results of operations of Fairchild and Banner set forth under "Summary," "The Merger," "Fairchild Unaudited Pro Forma Financial Statements," as well as statements elsewhere in this document, that are preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. By way of example, forward looking statements include predictions of cost savings or other benefits expected to be realized from the merger. Forward-looking statements are not guaranties of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and stockholder values of Fairchild and Banner may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Fairchild's and Banner's ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this proxy statement/prospectus, and Fairchild and Banner do not have any intention or obligation to update forward-looking statements after they distribute this proxy statement/prospectus, even if new information, future events or other circumstances have made such statements incorrect or misleading. For those statements, Fairchild and Banner claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                      WHERE YOU CAN FIND MORE INFORMATION

   As required by law, Fairchild and Banner file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these materials at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. For further information concerning the Commission's public reference rooms, you may call the Commission at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the Commission's Internet address at "http://www.sec.gov." Fairchild's Class A common stock and Banner's common stock are listed on the New York Stock Exchange, and materials may also be inspected at the New York Stock Exchange's offices, 20 Broad Street, New York, New York 10005. Fairchild's Class A common stock is also listed on the Pacific Stock Exchange and may be inspected at the Pacific Stock Exchange's offices, 301 Pine Street, San Francisco, California, 94104.

Incorporation of Certain Information by Reference

   The Commission allows Fairchild and Banner to incorporate by reference information into this proxy statement/prospectus, which means that Fairchild and Banner can disclose important information by referring you to another document filed separately with the Commission. Information incorporated by reference is considered part of this proxy statement/prospectus, except to the extent that this proxy statement/prospectus supersedes the information.

   This proxy statement/prospectus incorporates by reference the information contained in the following documents previously filed by Fairchild with the Commission (Commission file number 1-6560):

     (a) Fairchild's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, a copy of which is attached as Appendix B to the proxy statement/prospectus;

     (b) Fairchild's Quarterly Reports on Form 10-Q for the periods ended September 27, 1998, and December 27, 1998, as amended by Form 10-Q/A dated March 25, 1999, a copy of which is attached as Appendix C to the proxy statement/prospectus; and

     (c) Fairchild's Current Reports on Form 8-K dated March 12, 1998, April 23, 1998, June 26, 1998 and December 29, 1998.

   This proxy statement/prospectus incorporates by reference the information contained in the following documents previously filed by Banner with the Commission (Commission file number 1-10561):

     (a) Banner's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, as amended by Form 10-K/A dated July 29, 1998 and further amended by Form 10-K/A dated January 20, 1999;

     (b) Banner's Quarterly Reports on Form 10-Q for the periods ended June 30, 1998, September 30, 1998, and December 31, 1998, as amended by Form 10-Q/A dated March 25, 1999; and

     (c) Banner's Current Reports on Form 8-K dated January 14, 1999 and January 15, 1999.

   Fairchild also incorporates by reference the information contained in all other documents Fairchild files with the Commission after the date of this proxy statement/prospectus and before the special meeting. The information contained in any such document will be considered part of this proxy statement/prospectus from the date the document is filed and will supplement or amend the information contained in this proxy statement/prospectus.

   Fairchild has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Fairchild, and Banner has supplied all such information contained in this proxy statement/prospectus relating to Banner.

   If you are a stockholder of Banner and would like to receive a copy of any document incorporated by reference into this proxy statement/prospectus, you should call or write to Harris Trust and Savings Bank, 600 Superior Avenue East, Suite 600, Cleveland, Ohio, 44114. Telephone: (216) 263-3638 or (800) 539-7216. Those documents will be provided without charge. In order to ensure timely delivery of the documents you request, you should make your request by 5 days before the special meeting date.

                   INFORMATION CONCERNING THE SPECIAL MEETING

Time, Place, Date

   This proxy statement/prospectus is being furnished to the holders of the outstanding Banner common stock in connection with the solicitation of proxies by the board of directors of Banner for use at the special meeting of stockholders of Banner to be held on April 8, 1999 at 10:00 a.m. local time, at the Dulles Airport Marriott, 45020 Aviation Drive, Dulles, Virginia 20166, including any adjournments or postponements thereof.

Purpose of the Special Meeting

   At the special meeting, holders of Banner common stock will consider and vote upon a proposal to approve the merger and to transact other business as may properly come before the meeting. Additional information concerning the special meeting and the merger agreement is set forth below and a copy of the merger agreement is attached hereto as Appendix A. A special committee of independent directors of the board of directors of Banner has unanimously determined, based upon the opinion of their financial advisor, that the terms of the merger are fair from a financial point of view to the holders of nonaffiliated shares of Banner common stock. The nonaffiliated shares of Banner common stock are all shares other than those owned by Fairchild or any of its affiliates. The special committee has recommended that you and the board of directors of Banner vote for approval of the merger. Acting on the unanimous recommendation of the special committee, the board of directors of Banner has approved the merger. The special committee and the board of directors of Banner recommend that stockholders vote for approval of the merger. However, stockholders of Banner should be aware that some of the members of the board of directors of Banner have conflicts of interest with respect to the merger and accordingly abstained from voting. See "The Merger--Interest of Certain Persons in the Merger; Certain Relationships."

Record Date; Quorum; Outstanding Banner
Common Stock Entitled To Vote

   The record date for the special meeting has been fixed as the close of business on February 16, 1999. Only holders of record of Banner common stock on the record date are entitled to notice of and to vote at the special meeting. Holders of Banner common stock on the record date are entitled to one vote for each share of Banner common stock held on matters properly presented at the special meeting. A stockholders' list will be available for examination by holders of Banner common stock, for any purpose related to the special meeting, during the 5-day period preceding such meeting, at the offices of Harris Trust and Savings Bank, 600 Superior Avenue East, Suite 600, Cleveland, Ohio, 44114.
Telephone: (216) 263-3638 or (800) 539-7216.

   At the close of business on the record date, there were 23,788,499 shares of issued Banner common stock and 21,541,532 of outstanding Banner common stock held of record by 63 registered holders. The holders of a majority of the Banner common stock entitled to vote who are present in person or represented by proxy will constitute a quorum for the transaction of business at the special meeting. Fairchild's approximately 83% ownership of the outstanding Banner common stock will be sufficient to create a quorum at the special meeting.

Vote Required; Banner Common
Stock Voting in Favor of the Merger

   Under Delaware corporate law, the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding Banner common stock. Fairchild will vote its Banner common stock for approval of the merger agreement. As of the record date, Fairchild was the owner of 17,839,974 shares of Banner common stock, approximately 83% of the outstanding shares of Banner common stock. The merger is also subject to other conditions. See "Material Provisions of the Merger Agreement--Conditions."

   Failure to return an executed proxy card or to vote in person at the special meeting or voting to abstain will constitute, in effect, a vote against approval of the merger agreement for purposes of satisfying the vote requirement under Delaware corporate law.

No Dissenters' Rights

   Under Delaware corporate law, no holder of Banner common stock will have dissenters' rights of appraisal as a result of the merger.

Action To Be Taken Under the Proxy

   All proxies in the enclosed form that are properly executed and returned to Banner's transfer agent, Harris Trust and Savings Bank, on or before the date of the special meeting, and not revoked, will be voted at the special meeting or any adjournments or postponements thereof in accordance with any instructions thereon or, if no instructions are provided, will be voted FOR approval of the merger and delisting the Banner common stock from the NYSE. Any stockholder who has given a proxy pursuant to this solicitation may revoke it by attending the special meeting and giving oral notice of his or her intention to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the special meeting by delivering to the Secretary of Banner an instrument revoking it or a duly executed proxy bearing a later date.

   Management of Banner does not know of any other matters which may come before the special meeting. If any other matters are properly presented to the special meeting for action, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matters. Such matters could include an adjournment or postponement of the special meeting from time to time if the board of directors of Banner or the special committee determines that holders of Banner common stock have not had sufficient time to consider the merger agreement. If any such determination is made, additional proxies may be solicited during such adjournment period.

Proxy Solicitation

   The expense of mailing this proxy statement/prospectus and the proxies solicited hereby will be borne by Banner. The expense of preparing and printing this proxy statement/prospectus will be borne equally by Fairchild and Banner. In addition to the use of the mail, proxies may be solicited by officers, directors and employees of Banner, without additional remuneration, by personal interviews, written communication, telephone or facsimile transmission. Banner also will request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of Banner common stock held of record, and will provide reimbursement for the cost of forwarding the material in accordance with customary charges.

                                   THE MERGER

Purpose and Background of the Merger

   Prior to the initial public offering of Banner in 1990, Fairchild owned 100% of the shares of Banner common stock. As a result of the initial public offering, Fairchild's ownership of Banner common stock was reduced from 100% to 47.2%.

   Effective February 25, 1996, Fairchild completed a transfer of its Harco business to Banner in exchange for 5,386,477 shares of Banner common stock. The exchange increased Fairchild's ownership of Banner common stock from approximately 47.2% to 59.3%. Accordingly, since February 25, 1996, Fairchild has consolidated the financial results of Banner for accounting purposes.

   In May 1997, Banner issued rights to its existing stockholders pursuant to which each stockholder could acquire one share of a newly established 7.5% convertible preferred stock for every 4.5 shares of Banner common stock owned. Fairchild subscribed for its pro rata share of this preferred stock. On June 18, 1997, Banner received subscriptions for 3,710,955 shares of Banner preferred stock resulting in gross proceeds to Banner of $34.1 million. These proceeds were used to reduce outstanding debt of Banner. By virtue of this transaction, Fairchild's beneficial ownership of Banner increased from 59.3% to approximately 62.6%.

   In January 1998, Banner repurchased 2,246,967 shares of Banner common stock for a total cost of $23.3 million, increasing Fairchild's ownership to 66.3% at the end of March 31, 1998.

   On May 11, 1998, Fairchild commenced an offer to exchange, for each share of Banner common stock, a number of shares of Fairchild's Class A common stock, equal to the quotient of $12.50 divided by $20.675, up to a maximum of 4,000,000 shares of Banner common stock. The exchange offer expired on June 9, 1998, and 3,659,364 shares of Banner common stock were validly tendered for exchange and Fairchild issued 2,212,361 shares of its Class A common stock to the tendering stockholders. As a result of the exchange offer, Fairchild's ownership of Banner common stock increased to 83.3%. Fairchild commenced the exchange offer to increase its ownership of Banner to more than 80% in order for Fairchild to include Banner in its United States consolidated corporate income tax return.

   On several occasions in the period between September 1998 through November 1998, Jeffrey J. Steiner, the Chairman of the Board and Chief Executive Officer of Fairchild, discussed with senior officers of Fairchild and Banner the possibility that Fairchild might consider making an offer to acquire all of the outstanding public shares of Banner common stock at a future time. During this period, the senior management of Fairchild analyzed strategic options available to Fairchild, including transactions involving the purchase of the nonaffiliated shares, but no decision to proceed was made.

   On December 1, 1998, a meeting of the board of directors of Banner was held. Eight of nine directors were present in person or by teleconference. At the meeting, Mr. Steiner advised the Banner board of directors that Fairchild was considering the possibility of making an offer to acquire the outstanding nonaffiliated shares. He outlined a possible time frame in which such an offer might be made, if at all, and discussed the potential implications of such an acquisition. A discussion followed, at the end of which the Banner board of directors concluded that, in view of Fairchild's position as a controlling stockholder of Banner and certain directors of Banner either serving as directors or officers of Fairchild or having other relationships with Fairchild and its management, it would be appropriate to constitute a special committee. The Banner board of directors determined that the special committee would be composed entirely of directors without such positions or relationships, which would permit independent consideration of any proposal that Fairchild might make. The Banner board of directors then appointed Steven Gerard, Charles Haar and Leonard Toboroff to act in that capacity, should Fairchild determine to offer to acquire the nonaffiliated shares. See "Management of Banner and Surviving Corporation." The special committee was authorized to evaluate and negotiate the terms of a proposed transaction, to make a recommendation to the full Banner board of directors concerning any proposed transaction and to cause any proposed transaction determined to be acceptable to be consummated. The Banner board of directors also authorized the special committee to retain independent legal and financial advisors to assist it in discharging these delegated duties.

   During the period December 1-3, 1998, the special committee discussed the retention of an independent financial advisor. Among the relevant considerations in determining who to engage were the degree of expertise in the areas of mergers and acquisitions and going private transactions, familiarity with special committee procedures and prior knowledge of Banner's business and prospects. After consideration of potential candidates, the special committee selected Houlihan Lokey to serve as its financial advisor, which had been engaged to assist Banner on two previous occasions in connection with merger and acquisition transactions. The special committee's selection of Houlihan Lokey was subject to confirmation of the existence of no conflict of interest, which was subsequently confirmed to be the case. The special committee informed Houlihan Lokey of its decision and discussed with the financial advisor the terms of the proposed transaction, the scope of such firm's engagement and the procedures that such firm would utilize in the course of such engagement.

   The special committee also determined that Mr. Gerard would act as its Chairman and that he should meet with and supervise engagement of independent legal counsel.

   On December 2, 1998, a special telephonic meeting of the board of directors of Fairchild was convened with each director of Fairchild in attendance in person or by teleconference. Mr. Steiner reviewed with the Fairchild board of directors the recommendation of senior management of Fairchild that Fairchild offer to acquire the nonaffiliated shares at a price of $9.75 per share, payable entirely in Fairchild Class A common stock. At such meeting, Mr. Steiner outlined the potential advantages in operating benefits and efficiencies that could be realized were Banner a wholly-owned subsidiary of Fairchild. After a lengthy discussion, the Fairchild board of directors approved an offer to acquire in a merger all of the nonaffiliated shares at $9.75 per share, to be paid entirely in Fairchild Class A common stock. The Fairchild board of directors delegated to senior management of Fairchild authority to negotiate this proposed transaction, including the price to be paid, on behalf of Fairchild, subject to final approval by the Fairchild board of directors. The price proposed to be paid for the nonaffiliated shares was based principally upon historic trading prices for the Banner common stock, on premiums paid in selected minority share purchases and a determination by the Fairchild board of directors as to what would be an appropriate price to offer holders of the nonaffiliated shares.

   Subsequent to the Fairchild board of directors meeting, Mr. Steiner communicated to the members of the special committee the terms of this proposed transaction. This included its structure, the price proposed to be paid for the nonaffiliated shares and the proposed adjustment to the purchase price based upon fluctuations in value of Fairchild Class A common stock and the common stock of AlliedSignal held by Banner.

   On December 3, 1998, Fairchild and Banner publicly announced this proposed transaction, including the proposed purchase price of $9.75 per share of Banner common stock. The release indicated that this proposed transaction was subject to certain conditions such as:

  . the approval of the Banner board of directors, which was expected to refer the proposed transaction to the special committee,

  . consents of lenders to Fairchild and Banner,

  . the execution of a merger agreement, and

  . the approval of this proposed transaction by Banner stockholders.

   On December 4, 1998, a purported class action lawsuit against Fairchild, Banner and Banner's directors was initiated in Delaware. See "--Litigation Regarding the Merger."

   Over the next several weeks, Houlihan Lokey conducted its financial due diligence review of Banner and Fairchild. In connection with such due diligence it reviewed, among other things, annual and quarterly reports, including:

  . financial statements of Banner and Fairchild;

  . historical business and financial information relating to Banner and Fairchild;

  . pro forma financial statements and projections for Fairchild, including
    Banner, for the period ending June 30, 2004 prepared by management of Fairchild;

  . forecasts for Banner for the period ending March 31, 1999 prepared by management of Banner;

  . historical market price and trading volume for Banner's and Fairchild's publicly traded securities;

  . publicly available data for companies deemed comparable to Banner and Fairchild;

  . publicly available price and premiums paid in other transactions deemed similar to this proposed transaction; and

  . documentation relating to the merger.

  Houlihan Lokey also met with members of senior management of Banner and Fairchild to discuss the operations, financial condition, future prospects and projected operations and performance of Banner and Fairchild, respectively.

   On December 11, 1998, the chairman of the special committee met with representatives of Olshan Grundman Frome Rosenzweig & Wolosky LLP to discuss its retention as counsel. They reviewed this proposed transaction and the course of discussions to date. They discussed potential transaction issues and how these issues might be addressed. Thereafter, the special committee determined to retain Olshan as counsel.

   In connection with their legal due diligence, representatives of Olshan reviewed, among other things, certain books and records of Banner and Fairchild, including the minutes of meetings of the boards of directors and committees of the boards of both companies; publicly filed documents of Banner and Fairchild; the terms of the contractual arrangements between Banner on the one hand and Fairchild and/or other of Fairchild's affiliates on the other; and the principal contractual arrangements to which Banner is a party, including agreements relating to its financing; and various litigation.

   On December 18, 1998, the special committee met with Houlihan Lokey and its counsel. A representative of Olshan discussed with the special committee its duties and obligations to Banner stockholders. Olshan reviewed standards under Delaware law applicable to evaluation and negotiation of a transaction such as this proposed transaction and the role of a special committee. The special committee requested that Olshan prepare a memorandum concerning the duties and obligations of a special committee and provide it with copies of the principal Delaware case law in this area. The special committee reviewed a time line for this proposed transaction, which included discussion of transaction documentation and the procedure for filing with and review by the Securities and Exchange Commission of proxy materials that would be utilized for a meeting of Banner stockholders. A representative of Houlihan Lokey reviewed the process inherent in a fairness opinion and efforts undertaken by it to date. He explained the valuation methodology to be used involving Banner, Fairchild and their respective publicly traded securities. He also discussed a variety of issues that might be expected to affect valuation, including aspects of the operations of the two companies. The meeting concluded with a discussion of some of the issues that could be expected to arise in a draft of the proposed merger agreement.

   During the weeks following this meeting, Houlihan Lokey and Olshan continued their due diligence activities. These included visits by Houlihan Lokey and Olshan to the principal offices of Banner, a visit by Houlihan Lokey to the principal office of Fairchild and numerous telephone conversations between each of the special committee's advisors and senior management of Banner.

   During the week of January 4, 1999, Cahill Gordon & Reindel, counsel to Fairchild, provided initial drafts of the merger agreement and this proxy statement/prospectus to Banner and its counsel and negotiations began with respect to the terms of the merger agreement.

   On January 7, 1999, the special committee again met with Houlihan Lokey and Olshan. The principal purpose of the meeting was to hear the preliminary report of Houlihan Lokey with regard to fairness of this proposed transaction. Representatives of Houlihan Lokey reviewed due diligence completed by it. They then reviewed a timeline of events from January 1997 to date, that they regarded as significant to the valuation of Banner and Fairchild. They presented a comparative analysis of premiums paid in comparable transactions. Houlihan Lokey then provided its preliminary range of valuation of Banner, utilized the market multiple, discounted cash flow and comparable transaction approaches to total invested capital, in the case of operational assets, and trading values, transaction price and an option model, in the case of non-operational assets. They reviewed Banner pro forma historical and projected representative earning levels and risk rankings. They then reviewed Fairchild historical and projected representative earnings levels and risk rankings and provided preliminary conclusions as to Fairchild valuation. The special committee discussed the material presented and determined a range of acceptable price for the nonaffiliated shares.

   The special committee agreed that Mr. Gerard would meet with senior management of Fairchild on the same day to present the special committee's viewpoint. Negotiations then continued at a meeting with Fairchild senior management and the parties agreed in principle to increase the purchase price to be paid for the nonaffiliated shares to $10.60. Concurrently, counsel to the special committee furnished to Cahill, Banner's comments on the draft merger agreement.

   Cahill circulated a second draft of the merger agreement on January 9 and negotiations on the document followed through the weekend. Houlihan Lokey continued to refine its preliminary conclusion on valuations based in part upon updated and further financial information regarding Banner provided to it by senior management of Banner. On January 11, Mr. Gerard communicated with Mr. Steiner outlining the special committee's belief that a further increase in the price to be paid for the nonaffiliated shares was justified.

   On January 11, 1999, the special committee met with Houlihan Lokey and Olshan. Mr. Gerard updated the other members on the developments of the prior five days. A representative of Houlihan Lokey outlined recent increases in the valuation of Banner assets. The special committee reviewed with Olshan its responsibilities regarding the transaction price to be obtained and consideration of alternative transactions. The meeting of the special committee was then adjourned to permit Mr. Gerard and Mr. Steiner to discuss the terms of this proposed transaction. Following these negotiations, Mr. Gerard and Mr. Steiner ultimately resolved all principal outstanding issues. These included an increase to $11.00 in the price to be paid for the nonaffiliated shares and the application of the collar on AlliedSignal shares held by Banner solely to those 1,642,789 shares not then subject to hedging arrangements.

   The meeting of the special committee was then reconvened. Houlihan Lokey rendered an oral opinion that, as of such date, the $11.00 per nonaffiliated share in Fairchild Class A common stock to be received by holders of nonaffiliated shares in the merger was fair from a financial point of view to those holders. This opinion was confirmed in writing as of January 11, 1999. See "--Opinion of Houlihan Lokey for the Special Committee." After full discussion, the special committee determined that the terms of the merger, subject to revised documentation, were fair to, and in the best financial interests of, the holders of the nonaffiliated shares. The special committee then unanimously adopted resolutions recommending to the board of directors of Banner that, subject to revised documentation, it approve the merger and recommend to the holders of nonaffiliated shares that they vote to approve the merger.

   The meeting of the board of directors of Banner then commenced. The Banner board of directors reviewed the principal terms of the merger and heard the oral opinion of Houlihan Lokey. After full discussion, the board of directors of Banner determined that the merger was fair to, and in the best financial interest of, the holders of the nonaffiliated shares, and adopted resolutions to approve the merger and to recommend that such holders vote to approve the merger. During the remainder of the day and the evening of January 11, representatives of Cahill and Olshan finalized the terms of the merger agreement. The merger agreement was then executed.

   On January 12, 1999, Banner and Fairchild announced that they had reached agreement on the terms of the merger.

Recommendation of the Special Committee and Board of Directors of Banner; Fairness of the Merger

   At a meeting held on January 11, 1999, the special committee unanimously determined:

  . to recommend that the Board of Directors of Banner approve the merger and that the board of directors of Banner recommend to the holders of the nonaffiliated shares that they vote to approve the merger;

  . to recommend to the holders of the nonaffiliated shares that such stockholders vote to approve the merger; and

  . that the terms of the merger were fair from a financial point of view to, and in the best interests of, the holders of the nonaffiliated shares.

   At a meeting of the board of directors of Banner held on January 11, 1999, at which eight of the nine directors of Banner were present or participated by telephone, the board of directors of Banner, based on the unanimous recommendation of the special committee:

  . approved the merger;

  . determined to recommend to the holders of the nonaffiliated shares that they vote to approve the merger; and

  . determined that the terms of the merger were fair from a financial point of view to, and in the best interests of, Banner and the holders of the nonaffiliated shares. See "--Purpose and Background of the Merger."

   The Special Committee. In determining to recommend to the board of directors of Banner that it approve the merger, and in determining the fairness of the terms of the merger, the special committee considered factors including the following, each of which, in the special committee's view, supported the special committee's determination to recommend the merger:

  . the financial condition, assets, liabilities, results of operations, business and prospects of Banner, and the risks inherent in achieving those prospects, including the belief of management of Banner, as expressed to the special committee and which the special committee generally found to be reasonable;

  . the terms and conditions of the merger agreement, including the amount and form of consideration, the nature of the parties' representations, warranties, covenants and agreements, the limited number of conditions to the obligations of Fairchild, including the absence of a financing condition and the rights of the special committee and the board of directors of Banner, are consistent with their fiduciary duties to the holders of the nonaffiliated shares, including the right under certain circumstances to withdraw their respective recommendations;

  . the history of the negotiations with respect to the merger, and the belief of the members of the special committee that $11.00 to be paid in Fairchild Class A common stock per nonaffiliated share was the best price that Banner could obtain from Fairchild;

  . the fact that the $11.00 paid in Fairchild Class A common stock per nonaffiliated share to be received by the holders of the nonaffiliated shares in the merger represented a premium of 25.7% over the closing price of the common stock on December 2, 1998, the last full trading day before the public announcement of this proposed transaction;

  . the stock price and trading volume history of the Banner common stock;

  . the opinion of Houlihan Lokey as to the fairness from a financial point of view of the $11.00 to be paid in Fairchild Class A common stock per nonaffiliated share to be received by the holders of the nonaffiliated shares and the analysis presented to the special committee by Houlihan Lokey see "--Opinion of Houlihan Lokey for the Special Committee"; and

  . the absence of any expression of interest on the part of potential third party acquirers of Banner.

   The special committee and Banner's board of directors also considered the potential range of Banner's tax liability on the value of Banner's common stock, along with the other factors described above. On its tax return for the year ended March 31, 1998, Banner treated the disposition of its hardware group as a tax free reorganization. If the Internal Revenue Service takes a contrary position, Banner's tax return position might not be upheld. Banner's potential tax liability, which will not be known for several years, ranges between zero, which is the position that Banner has taken on its March 31, 1998 tax return, and $40 million, which is the deferred tax liability that Banner recorded in its financial statements on March 31, 1998, according to generally accepted accounting principles.

   The following table is excerpted from an analysis of the per share valuation of Banner common stock provided by Houlihan Lokey to the special committee:

                                                            Low        High
                                                         Indication Indication
                                                         ---------- ----------
                                                         (in thousands, except
                                                          per share amounts)
      Total common equity value per share exclusive of
       tax issues.......................................  $ 11.30    $ 11.70
      Present value of tax benefit from Solair
       transaction......................................    8,000      8,000
                                                          -------    -------
                                                          $ 11.60    $ 12.00
      Deferred tax liability (1)........................  $40,000    $40,000
      Concluded total common equity value per share
       inclusive of tax issues..........................  $ 10.05    $ 10.45

--------
(1) Banner has recorded approximately $40 million in deferred tax liability relating to sales of the hardware group. Banner's tax return position is that its actual liability is $0.

   Whether Banner is valued using the market multiple approach, the discounted cash flow approach or the comparable transactions approach, see "--Valuation of Banner Aerospace, Inc.", if the deferred tax liability is ultimately determined to be less than $15.6 million, then the merger consideration will be less than the fair value of the Banner common stock indicated in the Houlihan Lokey analysis. Conversely, if the deferred tax liability is ultimately determined to be more than $15.6 million, then the merger consideration will be more than the fair value of the Banner common stock indicated in the Houlihan Lokey analysis. There is no assurance as to what Banner's ultimate tax liability will be, if any, with respect to its disposition of its hardware group.


   Examples of the range of tax liability and its impact on the per share valuation of Banner's common stock follow:

     Ultimate tax on the
     hardware disposition             Banner's common stock per share value
     --------------------            ------------------------------------------------------------------
                                      High                     Low                     Average
                                     ------                   ------                   -------
              $0                     $12.00                   $11.60                   $11.80
         $20 million                  11.23                    10.83                    11.03
         $40 million                  10.45                    10.05                    10.25

   In light of the number and variety of factors the special committee considered in connection with its evaluation of this proposed transaction, the special committee did not find it practicable to assign relative weights to the foregoing factors, and accordingly, the special committee did not do so.

   Although the special committee did consider historical trading prices of the Banner common stock, the special committee did not consider trading prices of the Banner common stock for the period following the announcement of the merger, because it believed that such prices reflected anticipation of the possibility of the purchase of the nonaffiliated shares by Fairchild.

   The special committee regularly consulted with Houlihan Lokey during the course of its work in connection with its analysis of Banner and the evaluation of the merger. The special committee believes that the analysis of Houlihan Lokey is reasonable.

   The special committee believes that the merger is procedurally fair because:

    . the special committee consisted of disinterested directors appointed to represent the interests of, and to negotiate on an arm's-length basis with Fairchild on behalf of, the holders of the nonaffiliated shares;

     . the special committee retained and was advised by independent legal counsel; and

    . the special committee retained Houlihan Lokey as an independent financial advisor to assist it in evaluating the merger. In addition, the special committee believes that the merger is procedurally fair because the $11.00 per share price to be paid in Fairchild Class A common stock and the other terms and conditions of the merger agreement resulted from active arm's-length bargaining between the special committee and Fairchild.

   The members of the special committee have had ongoing contact with Banner's management concerning developments with respect to Banner, including financial results. However, such developments have not affected the special committee's determination with respect to the fairness of the merger, nor have such developments led the members of the special committee to conclude that such developments warranted an additional meeting of the special committee.

   The Board of Directors of Banner. The board of directors of Banner, at a meeting held on January 11, 1999, considered the unanimous recommendation of the special committee, as well as the factors considered by the special committee, and determined that the merger is fair from a financial point of view to, and in the best interests of, Banner and the holders of the nonaffiliated shares. The Banner board of directors approved the merger agreement, and recommended that such stockholders vote to approve the merger agreement. The members of the board of directors of Banner are not aware of developments with respect to Banner, including its financial results, that would affect its determination with respect to the fairness of the merger. Mr. Steiner, Dr. Steiner, Mr. Alcox and Mr. Hercot, given their status as interested directors, abstained from voting.

Opinion of Houlihan Lokey for the Special Committee

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies followed by Houlihan Lokey. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgements made or the conclusion reached by Houlihan Lokey or a complete description of its presentation. Houlihan Lokey believes, and so advised the special committee, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

   The special committee retained Houlihan Lokey to render an opinion as to the fairness, from a financial point of view, of the $11.00 stock consideration to be received by the public common stockholders of Banner in the merger. On January 7, 1999, Houlihan Lokey updated the special committee with respect to its analysis. On January 11, 1999, Houlihan Lokey delivered its oral opinion, followed by a written opinion on January 11, 1999, to the special committee and to the board of directors of Banner that, as of such date and based on the matters described therein, the consideration to be received by the public common stockholders of Banner is fair from a financial point of view.

   The complete text of Houlihan Lokey's opinion is attached hereto as Appendix
D. The summary of the opinion set forth below is qualified in its entirety by reference to the opinion. Banner stockholders are urged to read the opinion carefully in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Houlihan Lokey.

   The Houlihan Lokey opinion addresses only the fairness from a financial point of view of the stock consideration to be received by the public common stockholders of Banner pursuant to the merger agreement and does not constitute a recommendation to the Banner stockholders. The opinion does not address Banner's or Fairchild's underlying business decision to effect the merger.

   In connection with the preparation of the opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

    . reviewed the publicly available financial information in the Banner's
      Form 10-K for the fiscal years ended March 31, 1995 through March 31, 1998, Form 10-Q of Banner as of September 30, 1998 and unaudited results of Banner as of October 31, 1998, prepared by the management of Banner;

    . reviewed the publicly available financial information in Fairchild's
      Form 10-K for the fiscal years ended June 30, 1995 through June 30, 1998, and Form 10-Q of Fairchild as of September 27, 1998;

    . met with members of the senior management of Banner and Fairchild to discuss the operations, financial condition, future prospects and projected operations and performance of Banner and Fairchild;

    . visited the business offices of Banner and Fairchild located in Dulles, Virginia;

    . reviewed a pro forma forecast for Banner dated May 27, 1998 prepared by the management of Banner, for the fiscal year ending March 31, 1999;

    . reviewed pro forma forecasts dated December 30, 1998 for Fairchild, including Banner, prepared by the management of Fairchild, for the years ending June 30, 1999 through 2004;

    . reviewed the charter and by-laws of Banner;

    . reviewed the historical market prices and trading volume for the publicly traded securities of Banner and Fairchild;

    . reviewed publicly available financial data for companies that Houlihan
      Lokey deemed comparable to Banner and Fairchild, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the merger; and

    . conducted such other studies, analyses and inquiries as it deemed appropriate.

   Houlihan Lokey also reviewed pro forma projections, portions of which are extracted below.

                                               Fairchild
                        -------------------------------------------------------
                                     Projected Fiscal Year Ending
                        -------------------------------------------------------
                          June     June     June     June     June
                          1999     2000     2001     2002     2003   June 2004
                        -------- -------- -------- -------- -------- ----------
                                            (In Thousands)
Revenues............... $705,104 $754,577 $802,866 $883,010 $960,381 $1,038,461
EBIT................... $ 64,178 $ 74,890 $ 87,350 $108,633 $128,971 $  149,155
                                                Banner
                        -------------------------------------------------------
                                     Projected Fiscal Year Ending
                        -------------------------------------------------------
                         March    March    March    March    March     March
                          1999     2000     2001     2002     2003      2004
                        -------- -------- -------- -------- -------- ----------
                                            (In Thousands)
Revenues............... $154,000 $161,700 $169,785 $178,274 $187,188 $  196,547
EBIT................... $ 11,500 $ 12,613 $ 13,243 $ 13,905 $ 14,601 $   15,331

   In assessing the financial fairness of the consideration to be received in the merger Houlihan Lokey:

    . analyzed the reasonableness of the trading value of Banner's and Fairchild's publicly traded common stock;

    . valued the common equity of Banner using widely accepted valuation methodologies; and

    . analyzed the reasonableness of the trading value of the Fairchild Class
      A common stock being used as consideration in the merger.

Valuation of Banner Aerospace, Inc.

   Independent Valuation Analysis of Banner. Houlihan Lokey separated its valuation of Banner into two categories of assets: (1) a valuation of the continuing operations of Banner, including all balance sheet assets that contribute to the operations of Banner ("operational assets") and (2) a valuation of all balance sheet assets that do not contribute to the continuing operations of Banner, including investments in other publicly traded companies ("non-operational assets"). To determine the valuation of the operational assets, Houlihan Lokey applied three widely used valuation approaches, namely, the market multiple approach, the discounted cash flow approach and the comparable transactions approach. To determine the value of the non-operational assets, each non-operational asset was valued separately on an after-tax basis to arrive at an aggregate value of the non-operational assets at Banner. With respect to investments in the stock of publicly traded companies, except for Banner's $6.7 million investment in Kaynar stock, Houlihan Lokey used the 30-day average trading price for the shares to determine an appropriate value of the investment. With respect to determining the value of the investment in Kaynar, Houlihan Lokey used a share price equal to the acquisition price being offered in the Kaynar acquisition pursuant to an executed merger agreement. With respect to valuing investments in non-operational assets that included an option position against a publicly traded company, Houlihan Lokey used the Black-Scholes option model to value each of these investments.

   Market Multiple Approach. The market multiple approach used by Houlihan Lokey involved the multiplication of various earnings and cash flow measures by appropriate risk-adjusted multiples. Multiples used by Houlihan Lokey were determined through an analysis of certain publicly traded companies, selected on the basis of operational and economic similarity with the principal business operations of Banner. Houlihan Lokey calculated earnings and cash flow multiples for the comparative companies based upon daily trading prices. A comparative risk analysis between Banner and the public companies formed the basis used by Houlihan Lokey for the selection of appropriate risk-adjusted multiples for Banner. The risk analysis used by Houlihan Lokey incorporated both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which Banner and other comparative companies are engaged. For purposes of this analysis, Houlihan Lokey selected the following publicly-traded companies: AAR Corp., Aviall Inc., AVTEAM, Inc., First Aviation Services Inc. and Kellstrom.

   Discounted Cash Flow Approach. In the discounted cash flow approach, projections for Banner, as prepared by the management of Banner and Fairchild, for the fiscal years ending March 31, 1999 through March 31, 2004 were utilized. The projected cash flows were analyzed on a "debt-free" basis, before cash payments to equity and interest-bearing debt investors, in order to develop a total invested capital value indication for Banner. A provision for the total invested capital value of Banner at the end of the forecast period, or terminal value, was also made by Houlihan Lokey. The present value of the interim cash flows and the terminal value was determined by Houlihan Lokey using a risk-adjusted rate of return or discount rate. The discount rate used by Houlihan Lokey, in turn, was developed through an analysis of rates of return on alternative investment opportunities on investments in companies with similar risk characteristics to Banner.

   Comparable Transactions Approach. Houlihan Lokey analyzed the acquisition multiples paid in publicly announced, majority acquisitions of select companies in the aerospace distribution industry. Houlihan Lokey's study analyzed transactions that were announced between October 1996 and December 1998.

Premium Analysis

   Houlihan Lokey analyzed minority buyout transactions from January 1, 1994, to the present, where the acquiror owned at least 75% of the target prior to the announcement date of the proposed merger. Houlihan Lokey analyzed the premium paid to the price of the stock of the target one day prior to, one week prior to, and 30 days prior to the announcement date of the proposed merger.

   The premium paid to the price of the common stock of Banner prior to the announcement date for the same time periods used in the Houlihan Lokey study yielded the following results:

                           1-Day Prior to    1-Week Prior to  30-Days Prior to
                          Announcement Date Announcement Date Announcement Date
                          ----------------- ----------------- -----------------
Premium to Banner common
 stock price............        25.7%             41.9%             39.6%

   Houlihan Lokey believes that the premium paid for Banner's common stock was within an acceptable range of fairness for transactions in which control was not being acquired.

Valuation of Fairchild

   To determine the reasonableness of the value of the Fairchild Class A common stock to be received by the public common stockholders of Banner pursuant to the merger, Houlihan Lokey used the market multiple approach and the comparable transactions approach to assess the reasonableness of Fairchild's public trading value. In addition, Houlihan Lokey used one of the aforementioned widely used valuation approaches to arrive at an independent valuation of Fairchild, namely, the discounted cash flow approach. The financial operations and forecasts prepared by the management of Fairchild and used by Houlihan Lokey for purposes of its analysis was pro forma for the acquisition of Kaynar by Fairchild.

   Market Multiple Analysis. Houlihan Lokey analyzed the multiples of other publicly traded companies as compared to Fairchild. Houlihan Lokey selected the comparable companies on the basis of operational and economic similarity with the principal business operations of Fairchild. Houlihan Lokey calculated earnings and cash flow multiples for the comparative companies based upon daily trading prices. For purposes of this analysis, Houlihan Lokey selected the following publicly traded companies: Cordant Technologies Inc., SPS Technologies, Inc., Textron, Inc., Triumph Group Inc., and Kaynar Technologies, Inc.

   Comparable Transaction Analysis. Houlihan Lokey also analyzed the acquisition multiples paid in publicly announced, majority acquisitions of selected companies in the aerospace manufacturing industry. Houlihan Lokey's study analyzed transactions that were announced between November 1996 and December 1998.

   Discounted Cash Flow Approach. Houlihan Lokey separated its valuation using the discounted cash flow approach into two asset categories:

  . a valuation of the continuing operations at Fairchild, including all balance sheet assets that contribute to the operations of Fairchild ("Fairchild operational assets"); and

  . a valuation of all balance sheet assets that do not contribute to the continuing operations at Fairchild, including investments in other publicly traded companies ("Fairchild non-operational assets"). In the discounted cash flow approach, projections for Fairchild, as prepared by Fairchild's management, for the fiscal years ending June 30, 1999 through June 30, 2004 were utilized. The projected cash flows used by Houlihan Lokey were analyzed on a debt-free basis, before cash payments to equity and interest-bearing debt investors, in order to develop a total invested capital value indication for Fairchild. A provision for the total invested capital value of the Fairchild at the end of the forecast period, or terminal value, was also made by Houlihan Lokey. Houlihan Lokey determined the present value of the interim cash flows and the terminal value using a risk-adjusted rate of return or discount rate.

   With respect to the valuation of the Fairchild non-operational assets, each Fairchild non-operational asset was valued by Houlihan Lokey separately on an after-tax basis to arrive at a cumulative value of the Fairchild non-operational assets. With respect to investments in the stock of publicly traded companies, Houlihan Lokey used the 30-day average trading price for the shares to determine an appropriate value of the investment. With respect to valuing investments in Fairchild non-operational assets that were not publicly traded, Houlihan Lokey valued those investments at their book value or at a value provided by a third-party interested in acquiring the Fairchild non-operational asset.

Fairness Conclusion

   Based on the analyses described above, Houlihan Lokey concluded that the value of the consideration to the public common stockholders of Banner to be received pursuant to the merger agreement is fair from a financial point of view.

   Houlihan Lokey was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Banner.

   Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflected the best available estimates of the future financial results and condition of Banner and Fairchild, and except as disclosed in such financial forecasts and projections, that there had been no material change in the assets, liabilities, financial condition, business or prospects of Banner or Fairchild since the date of the most recent financial statements made available to Houlihan Lokey.

   Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to Banner and does not assume any responsibility with respect to Banner and Fairchild. Houlihan Lokey did not make any independent appraisal of any of the assets or liabilities of Banner. The opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by Houlihan Lokey at the date of the opinion.

   Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes.

   Fees and Expenses. Pursuant to a retainer agreement entered into on January 7, 1999, Houlihan Lokey was retained by the special committee to analyze the fairness of the consideration to be received in the proposed transaction by Banner's public common stockholders from a financial point of view. Houlihan Lokey received $100,000 from Banner upon the signing of the retainer agreement, and $125,000 when it provided the special committee with its oral advice as to the merger and will be paid an additional $125,000 when the first proxy materials, which include the opinion, are mailed to Banner stockholders. Houlihan Lokey was also to be reimbursed by Banner for reasonable out-of-pocket expenses incurred by Houlihan Lokey in connection with the rendering of the opinion.

Consequences of the Merger

   Following approval of the merger agreement and the fulfillment or waiver of conditions, a Fairchild subsidiary will be merged into Banner. Banner will continue as the surviving corporation of the merger. In the merger, Fairchild will convert the nonaffiliated shares of Banner into the right to receive Fairchild Class A common stock. Banner will then be a wholly-owned subsidiary of Fairchild. Following the merger, the holders of the nonaffiliated shares will no longer share in the future earnings or growth of Banner or benefit from any increases in the value of Banner, and will no longer bear directly the risk of any decreases in the value of Banner.

   Because the holders of the nonaffiliated shares will have no continuing interest in Banner following the merger, the Banner common stock will no longer meet the requirements of the NYSE for continued listing and will therefore be delisted from the NYSE.

   Banner common stock is currently registered under the Exchange Act. Registration of the Banner common stock under the Exchange Act will be terminated and Banner will be relieved of the obligation to comply with the public reporting requirements of the Exchange Act, including the obligation to comply with the proxy rules of Regulation 14A under Section 14.

   Upon the merger, unexercised options to purchase Banner common stock under stock option plans in which Banner directors and some employees participate will be converted into options to purchase Fairchild shares, and all unvested options will vest as of the merger. See "Material Provisions of the Merger Agreement--Treatment of Stock Options."

   The directors and officers of Banner immediately prior to the merger will be replaced immediately after the merger with designees of Fairchild. The certificate of incorporation and bylaws of Banner immediately prior to the merger will be the certificate of incorporation and bylaws of Banner as the surviving corporation immediately after the merger.

Listing of Fairchild Class A Common Stock

   Fairchild intends to file an application to list on the NYSE the shares of Fairchild Class A common stock to be issued in the merger and the shares issuable upon the exercise of Banner stock options that are converting in the merger to be exercisable for Fairchild Class A common stock. The listing of the shares of Fairchild Class A common stock to be issued in the merger is a condition to the merger.

Plans for Banner After the Merger

   Fairchild has not, as of the date of this proxy statement/prospectus, approved any specific plans or proposals involving Banner after the merger. However, Fairchild does intend to use the assets of Banner in support of Fairchild's operations and plans for growth, which could include substantial sales of assets of Banner to finance acquisitions or for general corporate purposes.

Conduct of the Business of Fairchild and Banner if the Merger Is Not
Consummated

   If the merger is not consummated, Fairchild and Banner expect that Banner will continue to be controlled by Fairchild. The businesses of Fairchild and Banner would probably continue substantially as currently conducted. However, Fairchild expects that it would use its control of Banner to cause Banner to act in support of Fairchild's operations and plans for growth, which could include Fairchild borrowing money from Banner. In addition, Banner could buy Fairchild stock in accordance with its existing investment plans.

   If the merger is not consummated, Fairchild may purchase additional Banner common stock on terms more or less favorable to the holders of the nonaffiliated shares than the terms of the merger or sell Banner common stock, from time to time, at prices deemed acceptable to Fairchild, pursuant to a merger transaction, tender offer, and open market or privately negotiated transactions or otherwise. However, currently Fairchild has not made any decision about any future transactions if the merger is not consummated.

Interest of Certain Persons in the Merger; Certain Relationships

   In considering the recommendation of the special committee and of the board of directors of Banner, the stockholders of Banner should be aware that certain officers and directors of Banner have certain interests in the merger or certain relationships, including those referred to below, that present actual, potential or the appearance of potential conflicts of interest in connection with the merger. The special committee and the board of directors of Banner were aware of these potential or actual conflicts of interest and considered them along with other matters described under "-- Recommendation of the Special Committee and the Board of Directors of Banner, Fairness of the Merger."

Common Stock Ownership

   Directors and executive officers of Banner beneficially owned as of February 25, 1999 approximately 87% of the outstanding Banner common stock, mostly as a result of owning a controlling interest in Fairchild. Directors and executive officers of Fairchild owned as of February 25, 1999 approximately 87% of the outstanding shares of Banner common stock and 25% and 99% of the outstanding shares of Fairchild Class A common stock and Class B common stock, respectively. Upon the merger, Fairchild will convert all Banner common stock held by such directors and executive officers, along with all other publicly held Banner common stock, into the right to receive the merger consideration. Fairchild and Banner believe that the present intention of their respective directors and executive officers who own Banner common stock is to vote all Banner common stock as to which they possess voting power for approval of the merger agreement. See "Securities Ownership--Ownership of Banner Common Stock" and "Securities Ownership--Ownership of Fairchild Class A Common Stock by Directors and Executive Officers of Banner."

Directors and Officers

   Jeffrey J. Steiner is the Chairman of the Board, Chief Executive Officer and President of Banner and the Chairman of the Board and Chief Executive Officer of Fairchild. Michael T. Alcox is a director of Banner and Fairchild. Dr. Eric
I. Steiner is a director and a Senior Vice President of Banner and director, President and Chief Operating Officer of Fairchild and is the son of Jeffrey J. Steiner. Philippe Hercot is a director of Banner and is the son-in-law of Jeffrey J. Steiner and the brother-in-law of Dr. Eric Steiner. Philippe Hercot is also the husband of Natalia Hercot, an officer of Fairchild. Donald E. Miller serves as the General Counsel for Banner and serves as Executive Vice President, General Counsel and Secretary of Fairchild . In addition, Eugene W. Juris is a Vice President and Chief Financial Officer of Banner, and provided in fiscal 1998 accounting services for a Fairchild subsidiary which reimbursed Banner for Mr. Juris' salary and expenses for that period.

   For services performed as members of the special committee, Steven Gerard, the Chairman, will receive a fee of $40,000 and Charles Haar and Leonard Toboroff will each receive a fee of $30,000.

Indemnification and Insurance

   Fairchild agreed to cause Banner to maintain for not less than six years Banner's current director and officer liability insurance to the extent available or substantially equivalent policies; provided, that Fairchild will not have to pay more than 150% of the current annual premiums paid by Banner. Fairchild has also agreed that all rights to indemnification now existing in favor of the directors or officers of Banner and its subsidiaries as in effect on the date of the merger agreement shall continue for a period of six years beyond the merger. See "Material Provisions of the Merger Agreement-- Covenants."

Accounting Treatment

   Fairchild will account for the merger using the purchase method of accounting.

Fees and Expenses and Source of Funds

   The cash costs and fees to be incurred in connection with the merger are estimated in the aggregate to be approximately $1.1 million. Such expenses include registration fees, financial advisory fees, accounting fees, legal fees and printing costs.

   The merger agreement calls for costs and fees to be paid by the party which incurred them. Such expenses include registration fees, financial advisory fees, accounting and legal fees.

   Fairchild expects it will issue shares of Fairchild Class A common stock with an aggregate value of approximately $41.0 million to pay the merger consideration to the holders of the Nonaffiliated Shares.

Regulatory Requirements

   Except for the filing of the certificate of merger with the Secretary of State of Delaware, and compliance with federal and state securities laws, neither Fairchild nor Banner is aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with, or any approval that must be obtained, in connection with the merger.

Litigation Regarding the Merger

   Immediately after the public announcement of this proposed transaction, on December 4, 1998 a purported class action lawsuit against Fairchild, Banner and Banner's directors was initiated by a Banner stockholder, in Delaware State Court, styled Yassin v. Banner Aerospace, Inc., et al., Civ. A 168 22NC (Del. Ch. New Castle Co.). The complaint alleges that the price offered by Fairchild for the nonaffiliated shares was inadequate and that negotiations leading up to the proposal were not conducted at arm's length. The stockholder action complaint purports to be brought by a holder of nonaffiliated shares on behalf of all holders of nonaffiliated shares, and seeks injunctive relief and unspecified money damages. The complaint alleges, among other things, that the defendants breached their fiduciary duties to Banner's minority stockholders because the initially proposed merger consideration was inadequate and unfair. Fairchild and Banner believe that their actions and those of Banner's board of directors, and its special committee, in connection with the merger have been in accordance with Delaware law. The time in which the defendants may answer the complaint, or otherwise move, has been extended. The parties have agreed in principle to settle the lawsuit. Settlement discussions to date do not involve sums that would be material to either Banner or Fairchild. The agreement is subject to the plaintiffs' right to engage in confirmatory discovery, execution of definitive settlement paperwork and court approval.

                          MATERIAL TAX CONSIDERATIONS

   The following is a summary of federal income tax consequences of the merger. This summary is based upon the Internal Revenue Code of 1986, Treasury Regulations, administrative rulings, and judicial decisions to date, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be requested from the Internal Revenue Service on the tax consequences of the merger. Accordingly, the Internal Revenue Service could take a position contrary to one or more positions discussed below or the positions discussed below might not be upheld if challenged by the Internal Revenue Service.

   This summary applies only to those holders of Banner common stock who hold their shares as "capital assets" within the meaning of Section 1221 of the Code. This summary does not address the federal income tax consequences that may be relevant to a particular holder subject to special treatment under applicable federal income tax laws, including, without limitation, holders who are foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired Banner common stock by the exercise of employee stock options or rights or otherwise as compensation, persons who hold their shares of Banner common stock through a partnership or other pass-through entity or persons who hold Banner common stock as part of a straddle or conversion transaction. Moreover, the summary does not address state, local or foreign tax consequences of the merger. Consequently, each holder should consult their own tax advisor as to the specific tax consequences of the merger to such holder.

   In the opinion of John L. Flynn, Senior Vice President, Tax of Fairchild, Banner's tax advisor, an exchange of Banner common stock for Fairchild Class A common stock pursuant to the merger will be treated for federal income tax purposes as an exchange pursuant to Section 368(a)(1)(B) of the Code and:

  . no gain or loss will be recognized by Fairchild, any of its wholly-owned subsidiaries, or Banner as a result of the merger;

  . no gain or loss will be recognized by a holder of Banner common stock upon the exchange of such Banner common stock solely for Fairchild Class A common stock, except with respect to the receipt of cash in lieu of fractional shares of Fairchild Class A common stock;

  . the aggregate adjusted tax basis of shares of Fairchild Class A common stock received in the merger by a holder of Banner common stock, including fractional shares of Fairchild Class A common stock deemed received and redeemed as described below, will be the same as the aggregate adjusted tax basis of the Banner common stock exchanged;

  . the holding period of shares of Fairchild Class A common stock received in the merger by a holder of Banner common stock, including fractional shares of Fairchild Class A common stock deemed received and redeemed as described below, will include the holding period of the Banner common stock exchanged; and

  . a holder of Banner common stock who receives cash in lieu of fractional shares of Fairchild Class A common stock will be treated as having received such fractional shares and then as having received such cash in redemption of such fractional shares. Under Section 302 of the Code, provided such deemed redemption is "substantially disproportionate" with respect to such holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in such fractional shares. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the fractional shares is more than one year.

                  MATERIAL PROVISIONS OF THE MERGER AGREEMENT

   The following includes a description of material provisions of the merger agreement and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference.

  Merger Consideration

   In the merger, Fairchild will convert all nonaffiliated shares, by virtue of the merger and without any action on the part of such stockholder, into the right to receive for each share of Banner common stock $11.00 in market value, based on the average closing price on the NYSE for the 20 most recent trading days ending on the third trading day before the merger, in shares of Fairchild Class A common stock. Immediately prior to the merger, each share of Banner preferred stock will be automatically converted into one share of Banner common stock, which will then receive the applicable merger consideration. Shares of Banner common stock held by Fairchild and its subsidiaries will remain outstanding.

   The merger consideration may be adjusted based upon either or both of two factors:

  . The market value of the shares of Fairchild Class A common stock are subject to a collar of no less than $13.95 or no more than $17.05. This means that, regardless of the trading price of Fairchild Class A common stock, no more than 0.7885 and no less than 0.6452 of a share of Fairchild Class A common stock may be exchanged for a share of Banner common stock.

  . The merger consideration will be adjusted on a per-share, after-tax basis to reflect any decrease in the value of 1,642,789 shares of AlliedSignal common stock owned by Banner, below $65.3 million or any increase above $79.9 million. The price of shares of AlliedSignal common stock would have to be above $48.61 per share or below $39.77 per share before any adjustment would take effect. For every $1.00 that the average per share AlliedSignal common stock price is above or below the range of $48.61 and $39.77, the merger consideration would be increased or decreased by $.037 per share, as the case may be.

  Effective Time

   The effective time of the merger will occur upon the filing of the certificate of merger with the Secretary of the State of Delaware. The certificate of merger will be filed as soon as practicable after the approval of the merger agreement and the merger by the stockholders of Banner at the special meeting, and after the other conditions precedent to the consummation of the merger have been satisfied or waived. See "--Conditions."

  Exchange and Payment Procedures

   As soon as practicable after the effective time of the merger, the paying agent, ChaseMellon Shareholder Services L.L.C., will mail to each record holder, other than Fairchild and its affiliates, of an outstanding certificate or certificates representing Banner common stock as of the merger, including holders of Banner preferred stock, whose certificates will be deemed converted to Banner common stock by that time, a letter of transmittal and instructions. The letter of transmittal will be used to surrender such certificates in exchange for the merger consideration. Upon surrender to the paying agent of a certificate representing Banner common stock, together with such letter of transmittal, duly executed, the holder of such certificate shall be entitled to receive the merger consideration. Until surrendered in accordance with the foregoing instructions, each certificate representing Banner common stock will represent for all purposes only the right to receive the merger consideration.

   Stockholders of Banner should not send their Banner common stock certificates now and should send them only pursuant to instructions set forth in letters of transmittal to be mailed to Banner stockholders as soon as practicable after the merger. The merger consideration will be provided only in accordance with the procedures set forth in this proxy statement/prospectus and such letters of transmittal.

   Fairchild and Banner recommend that certificates for Banner common stock and letters of transmittal be transmitted only by registered United States mail, return receipt requested, appropriately insured. Holders of Banner common stock whose certificates are lost will be required, at the holder's expense, to furnish a lost certificate affidavit and bond acceptable to the paying agent.

   Any merger consideration not validly claimed by stockholders of Banner will be subject to surrender to governmental entities pursuant to applicable abandoned property, escheat or similar laws. Neither the paying agent nor any party to the merger agreement will be liable to any holder of certificates formerly representing Banner common stock for any amount paid to any such governmental entity.

   Banner will pay all charges and expenses of the paying agent in connection with the merger and the payment and issuance of the merger consideration.

   Any questions concerning exchange and payment procedures and requests for letters of transmittal may be addressed to the paying agent at ChaseMellon Shareholder Services, L.L.C., Attn: Reorganization Department, by mail: Post Office Box 3301, South Hackensack, NJ 07606; by hand: 120 Broadway, 13th Floor, New York, NY 10271; or by overnight courier: 85 Challenger Road, Mail Drop-Reorg, Ridgefield Park, NJ 07660. For additional information call 1-800-777-3674.

  Transfer of Banner Common Stock

   No transfer of Banner common stock will be made on the stock transfer books of Banner after the close of business on the day immediately before the merger. If, on or after the merger, certificates for Banner common stock are presented, they will be canceled and exchanged for the merger consideration as provided in the preceding section of this proxy statement/prospectus.

  Treatment of Stock Options

   The merger agreement provides that each outstanding option to acquire Banner common stock under the 1990 Non-Qualified and Incentive Stock Option Plan, Banner's 1996 Non-Employee Director Stock Option Plan and the Stock Award Agreement for Philippe Hercot, will, upon the merger, be converted into the right to purchase on exercise the number of shares of Fairchild Class A common stock that they would have received as merger consideration had the options been exercised before the merger, except that each option, to the extent not then exercisable, shall become exercisable in full on the date of the merger. See the merger agreement, attached as Appendix A.

  No Appraisal Rights

   Holders of Banner common stock will not have any dissenters' rights of appraisal under the merger agreement or Delaware law.

  Covenants

   Banner has agreed to submit the merger agreement for consideration by the stockholders of Banner at the special meeting and to recommend to the stockholders of Banner the approval of the merger.

   Fairchild has agreed to vote its Banner common stock in favor of the merger.

   Fairchild also has agreed to cause Banner to maintain for not less than six years Banner's current director and officer liability insurance to the extent available or substantially equivalent policies; provided, that Fairchild will not be required to pay more than 150% of the annual premiums paid by Banner during the 12 month period ending September 30, 1998. In addition, all rights to indemnification now existing in favor of the present directors or officers of Banner and its subsidiaries as in effect on the date of the merger agreement shall continue for a period of six years beyond the merger.

   Fairchild and Banner have agreed in the merger agreement:

  . to prepare and file with the Commission this proxy statement/prospectus, to make all necessary filings and take all necessary actions in order to comply with federal and state securities laws applicable to all the transactions contemplated by the merger agreement;

  . to consult with each other in advance of making public announcements concerning the merger; and

  . to use their reasonable efforts to take or cause to be taken all action and to do or cause to be done all things necessary or advisable to complete the transactions contemplated by the merger agreement.

   Banner has agreed to afford to Fairchild and its representatives reasonable access to information needed for the purpose of evaluating the transactions contemplated by the merger agreement.

  Representations and Warranties

   The merger agreement contains various representations and warranties of Banner to Fairchild, including:

  . the organization and valid existence of Banner and its subsidiaries and similar corporate matters;

  . the capitalization of Banner;

  . the authorization, execution and delivery of the merger agreement and its binding effect on Banner;

  . regulatory filings and approvals, and the lack of conflicts between the merger agreement and the transactions contemplated thereby with Banner's certificate of incorporation or bylaws, contracts to which it or its subsidiaries are parties, or any law, rule, regulation, order, writ, injunction or decree binding upon Banner or its subsidiaries;

  . the accuracy of Banner's SEC filings and financial statements;

  . the absence of certain changes or undisclosed liabilities;

   .certain litigation matters;

  . the opinion of the special committee's financial advisor;

  . compliance with applicable laws; and

  . the accuracy of the information provided by Banner for inclusion in this proxy statement/prospectus.

   Such representations and warranties are subject to some specified exceptions and qualifications.

   The merger agreement also contains representations and warranties of Fairchild, to Banner, including:

  . the organization and valid existence of Fairchild and similar corporate matters;

  . the capitalization of Fairchild;

  . the authorization, execution and delivery of the merger agreement by Fairchild, and its binding effect on them;

  . regulatory filings and approvals, and the absence of conflicts of the merger agreement and the merger with the Fairchild certificate of incorporation or bylaws of each of Fairchild, or with any contract binding upon Fairchild, or with any law, rule, regulation, order, writ, injunction or decree binding upon any of such parties;

  . the accuracy of the information provided by Fairchild for inclusion in this proxy statement/prospectus;

  . the formation and absence of prior activities of the Fairchild subsidiary that will merge with Banner;

  . the absence of undisclosed liabilities;

  . compliance with applicable laws;

  . Fairchild's ownership of Banner's capital stock;

  . independent investigation of Banner by Fairchild; and

  . the absence of any brokerage, finder's or similar fee in connection with the merger.

   Such representations and warranties are subject to some specified exceptions and qualifications.

  Conditions

   The obligations of Banner and Fairchild to complete the merger are subject to the fulfillment or waiver, if permissible, prior to the merger, of conditions, including:

  . the satisfaction of the vote requirement under Delaware law;

  . there not being in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or agency directing that the transactions contemplated by the merger agreement not be consummated;

  . all required governmental and third party consents and approvals having been obtained and continuing to be in effect at the merger, except for failures which would not, individually or in the aggregate, have a material adverse effect, as defined below, on Fairchild, assuming the merger had taken place; and

  . the Form S-4 registration statement, of which this proxy statement/prospectus is a part, shall have become effective under the Securities Act, and no stop order shall have been issued.

   The obligations of Fairchild to complete the merger are further subject to the fulfillment or waiver, if permissible, prior to the merger, of the following conditions:

  . Banner taking all necessary corporate actions to approve and comply with the merger agreement;

  . the representations and warranties of Banner in the merger agreement being true in all material respects when made and as of the date of the merger;

  . Banner having performed in all material respects its obligations contained in the merger agreement;

  . Banner not having suffered a material adverse change; and

  . Banner having obtained consent of its bank lenders.

   The obligation of Banner to complete the merger is further subject to the fulfillment or waiver, if permissible, prior to the merger, of the following conditions:

  . Fairchild taking all necessary corporate actions to approve and comply with the merger agreement;

  . the representations and warranties of Fairchild in the merger agreement being true in all material respects when made and as of the date of the merger;

  . Fairchild having performed in all material respects their obligations contained in the merger agreement;

  . Fairchild not having suffered a material adverse change;

  . Fairchild having obtained consent of its bank lenders;

  . the receipt of the opinion of Houlihan Lokey; and

  . the listing on the NYSE of the Fairchild Class A common stock to be issued in the merger and to be issued upon exercise of options into which options to purchase Banner common stock are to be converted.

   As used in the merger agreement, the term "Material Adverse Effect" means with respect to Banner any adverse change in the financial condition, business or properties of Banner which is material to Banner and its subsidiaries, taken as a whole, and, with respect to Fairchild, any adverse change in the financial condition, business or properties of Fairchild which would materially impact the ability of Fairchild to fulfill its obligations under the merger agreement.

   The merger agreement provides that the parties may waive compliance in whole or in part with any of the conditions contained in it to the extent permitted by law, provided that any such waiver by Banner must be approved by the special committee. As of the date of this proxy statement/prospectus, Banner and Fairchild do not intend to waive any material conditions under the merger agreement.

  Termination; Amendments; Withdrawal of Recommendations

   The merger agreement provides that it may be terminated and the merger abandoned at any time prior to the merger, whether before or after approval by the stockholders of Banner:

     1. by mutual written consent of Fairchild and Banner, with the concurrence of the special committee;

     2. by Fairchild or Banner, with the concurrence of the special committee in the case of termination by Banner if:

    . any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action shall have become final and nonappealable;

    . the merger shall not have been consummated by May 31, 1999, provided that the right to terminate the merger agreement in such event is not available to any party whose failure to fulfill any of its obligations under the merger agreement results in the failure of the merger to occur on or before such date; or

    . the merger shall have been voted on by stockholders of Banner at the special meeting and the vote shall not have been sufficient to satisfy the requirements of Delaware law;

     3. by Fairchild, if Banner shall have failed to perform in any material respect any of its material obligations under the merger agreement, which failure to perform has not been cured within 30 days following receipt by Banner of notice from Fairchild of such failure to perform;

     4. by Banner, with the concurrence of the special committee, if Fairchild shall have failed to perform in any material respect any of their material obligations under the merger agreement, which failure to perform has not been cured within 30 days following receipt by Fairchild of notice from Banner of such failure to perform; and

     5. by Banner, if prior to the merger, Banner shall have received a bona fide written offer from a third party to acquire for consideration consisting of cash and/or securities more than 50% of the combined voting power of Banner securities then outstanding or all or substantially all of the assets of Banner, and the special committee shall have determined in its good faith judgment, based on the advice of a financial advisor of nationally recognized reputation that the terms of such offer are more favorable to Banner's stockholders than the merger.

               COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Banner Common Stock

  Price Range of Banner Common Stock

   Since August 1990, Banner common stock has traded on the NYSE under the symbol "BAR". The following table sets forth the quarterly high and low prices as reported by the NYSE for fiscal 1997, 1998, the first three quarters of fiscal 1999, December 2, 1998 (the last full trading day prior to the day on which the initial proposal to effect the merger was publicly announced), January 11, 1999 (the last full trading day prior to the day on which the approval of the merger agreement was publicly announced), and February 16, 1999 (the record date).

                                                          High        Low
     Fiscal 1997                                          -----      -----
     Quarter Ended:
       June 30, 1996..................................... $   9      $  5 3/8
       September 30, 1996................................    8 3/8      7 3/8
       December 31, 1996.................................    8 5/8      7 3/4
       March 31, 1997....................................    9 3/4      7 1/4
     Fiscal 1998
     Quarter Ended:
       June 30, 1997..................................... $  8 7/8   $  6 7/8
                                                                         8
       September 30, 1997................................   11 1/4     3/8
       December 31, 1997.................................   11 11/16    8 3/4
       March 31, 1998....................................    12         9 5/8
     Fiscal 1999
     Quarter Ended:
       June 30, 1998..................................... $ 12 7/8   $ 10 7/8
       September 30, 1998................................    13         7 11/16
       December 31, 1998.................................    9 9/16     7 3/8
       March 31, 1999 (through March 24, 1999)...........   10 3/8      8 3/8
     Other Dates:
       December 2, 1998.................................. $  9 1/16  $  8 3/4
       January 11, 1999..................................    9 7/8      9 9/16
       February 16, 1999.................................    9 5/8      9 1/2

   As of December 31, 1998, Banner had a total of 3,493,457 shares of Banner preferred stock outstanding. Banner preferred stock is convertible into Banner common stock on a share for share basis.

   As a result of the exchange offer in June 1998, the number of record holders of Banner common stock has fallen below the continued listing criteria for NYSE listed companies. The NYSE has not taken any action to delist the Banner common stock.

  Banner Dividends

   It is Banner's policy to retain earnings to support the growth of its present operations and to reduce its outstanding debt. Any future determination as to the payment of cash dividends on Banner's common stock will be at the discretion of Banner's board of directors and will depend on Banner's financial condition, results of operations and capital requirements, restrictive covenants in the credit agreement that limit the payment of dividends in any fiscal year and such other factors as the board of directors of Banner deems relevant. No dividends were declared in fiscal 1998 or 1997 on Banner's common stock. Banner issued 102,144 and 291,015 shares of Banner preferred stock as a result of dividends on Banner preferred stock in fiscal 1998 and 1999, respectively. The next scheduled dividend payment date on the Banner preferred stock is April 30, 1999. If the merger occurs before, no additional dividends will be paid on the Banner preferred stock.

   If the merger does not occur, the declaration of future dividends, if any, will necessarily be dependent upon business conditions, the earnings and financial position of Banner and Banner's plans with respect to operating and capital expenditures and such other matters as Banner's board of directors deems relevant.

  Holders of Record

   At February 16, 1999, there were approximately 63 holders of record of Banner common stock and approximately 10 holders of record of Banner preferred stock.

  Fairchild Class A Common Stock

Price Range of Fairchild Class A Common Stock

   The Fairchild Class A common stock is quoted on the NYSE under the symbol "FA." The following table sets forth the quarterly high and low prices as reported by the NYSE for fiscal 1997, 1998, the first two quarters of fiscal 1999, December 2, 1998 (the last full trading day prior to the day on which the initial proposal to effect the merger was publicly announced), January 11, 1999 (the last full trading day prior to the day on which the approval of the merger agreement was publicly announced).

                                                             High      Low
     Fiscal 1997                                             ----      ----
     Quarter ended:
       September 29, 1996................................... $ 17      $12 1/4
       December 29, 1996....................................  17 3/8    14 3/8
       March 30, 1997.......................................  15 3/8    12 7/8
       June 30, 1997........................................   18       11 5/8
     Fiscal 1998
     Quarter ended:
       September 28, 1997................................... $28 3/8   $ 17
       December 28, 1997....................................  28 11/16  19 5/16
       March 29, 1998.......................................   25       19 7/16
       June 30, 1998........................................   23       18 3/16
     Fiscal 1999
     Quarter ended:
       September 27, 1998................................... $23 7/8   $12 3/8
       December 27, 1998....................................  17 5/8    10 3/8
       March 28, 1999 (through March 24, 1999)..............  16 3/16   10 1/2
     Other Dates:
       December 2, 1998..................................... $16 1/8   $15 5/8
       January 11, 1999.....................................   16       15 9/16

   On March 24, 1999, the last reported sale price of Fairchild Class A common stock as quoted on the NYSE was $10 3/4. As of December 31, 1998 there were approximately 1,300 holders of record of Fairchild Class A common stock and approximately 39 holders of record of Fairchild Class B common stock.

  Fairchild Dividends

   Fairchild has not paid a dividend since fiscal 1992 on its common stock. The payment of cash dividends in the future will depend on Fairchild's earnings, financial condition and capital needs and on other factors deemed relevant by the board of directors of Fairchild. It is the current policy of Fairchild's board of directors to retain earnings to finance the operations and expansion of Fairchild's business.

                                 CAPITALIZATION

   The following table sets forth the cash position and the capitalization of Fairchild as of December 27, 1998, and on a pro forma basis to give effect to the issuance of shares of Fairchild Class A common stock by Fairchild pursuant to the merger. This table should be read in conjunction with Fairchild's Consolidated Financial Statements incorporated by reference to this proxy statement/prospectus and attached as Appendix B and, the Fairchild Pro Forma Consolidated Financial Statements and their related notes and the other information included in this proxy statement/prospectus.

                                                         December 27,   Pro
                                                             1998      Forma
(In thousands, except share data)                        ------------ --------
Cash and short-term investments.........................   $232,323   $231,222
                                                           ========   ========
Short-Term Debt.........................................   $ 22,434   $ 22,434
Existing Credit Facilities..............................    273,350    273,350
Other Debt..............................................      7,732      7,732
                                                           --------   --------
Total Debt..............................................   $303,516   $303,516
                                                           --------   --------
Stockholders' Equity
  Class A common stock, $0.10 par value; 40,000,000
   shares authorized; 26,708,726 (actual) and 29,690,292
   (pro forma) shares issued; and 19,219,006 (actual)
   and 22,200,572 (pro forma) shares outstanding........      2,671      2,969
  Class B common stock, $0.10 par value; 20,000,000
   shares authorized; 2,624,662 shares issued and
   outstanding..........................................        262        262
  Paid-in capital.......................................    195,291    241,019
  Retained earnings.....................................    294,222    294,222
  Cumulative other comprehensive loss...................     21,183     21,183
  Treasury Stock, 7,489,720 shares of Class A common
   stock................................................    (74,009)   (74,009)
                                                           --------   --------
Total Stockholders' Equity..............................   $439,620   $485,646
                                                           --------   --------
Total Capitalization....................................   $743,136   $789,162
                                                           ========   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected financial data for Fairchild and should be read in conjunction with the financial statements and related notes appearing elsewhere in this proxy statement/prospectus. The selected financial data as of and for the five years ended June 30, 1998 have been derived from the consolidated financial statements of Fairchild, Banner, and Special-T Fasteners, which were audited by Arthur Andersen LLP, Fairchild's independent accountants and Nacanco Paketleme, audited by Basaran, a member of PricewaterhouseCoopers LLP. The selected financial data as of and for the six months ended December 27, 1998 and December 28, 1997 have been derived from Fairchild's Consolidated Financial Statements and are unaudited. The unaudited pro forma statement of operations data for the fiscal year ended June 30, 1998 and for the six months ended September 27, 1998 give effect to the merger as if it occurred on July 1, 1997 and July 1, 1998, respectively. The data presented below should be read in conjunction with the financial statements and related notes appearing elsewhere in this proxy statement/prospectus and incorporated by reference. The unaudited pro forma balance sheet data as of December 27, 1998 give effect to the merger as if it had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the merger actually occurred on the dates specified.

                                              Fiscal                           Six Months Ended
                         --------------------------------------------------- ----------------------
                           1994      1995      1996       1997       1998     12/28/97    12/27/98
                         --------  --------  --------  ---------- ---------- ----------  ----------
                                         (In thousands, except per share data)
Summary of Operations:
 Net sales.............. $203,456  $220,351  $349,236  $  680,763 $  741,176 $  402,978  $  299,720
 Gross profit...........   28,415    26,491    74,101     181,344    186,506    103,151      52,734
 Operating income
  (loss)................  (46,845)  (30,333)  (11,286)     33,499     45,443     27,881      (4,581)
 Net interest expense...   66,670    64,113    56,459      47,681     42,715     27,744      14,147
 Earnings (loss) from
  continuing
  operations............    4,834   (56,280)  (32,186)      1,816     52,399     (3,376)     (7,637)
 Earnings (loss) per
  share from continuing
  operations:
   Basic................ $   0.30  $  (3.49) $  (1.98) $     0.11      $2.78 $    (0.20) $    (0.35)
   Diluted..............     0.30     (3.49)    (1.98)       0.11       2.66      (0.20)      (0.35)
Pro Forma Data (1):
 Net sales..............                                          $  546,401             $  271,401
 Gross profit...........                                             135,874                 66,081
 Operating income
  (loss)................                                              37,724                 14,323
 Net interest expense...                                              32,394                 14,147
 Earnings from
  continuing
  operations............                                               6,792                  2,285
 Earnings per share
  from continuing
  operations, assuming
  a $13.95 average
  price:
   Basic................                                          $     0.30             $     0.09
   Diluted..............                                                0.28                   0.09
 Earnings per share
  from continuing
  operations, assuming
  a $17.05 average
  price:
   Basic................                                          $     0.30             $     0.09
   Diluted..............                                                0.28                   0.09
                                                                             At December 27, 1998
                                                                             ----------------------
                                                                                            Pro
                                                                               Actual     Forma(1)
Balance Sheet Data:                                                          ----------  ----------
 Total assets........... $860,943  $828,680  $993,398  $1,052,666 $1,157,259 $1,083,641  $1,101,601
 Long-term debt, less
  current maturities....  518,718   508,225   368,589     416,922    295,402    278,229     278,229
 Stockholders' equity...   69,494    39,378   230,861     232,424    473,559    439,620     485,646
 Book value per share... $   4.32  $   2.50  $  14.10  $    13.98 $    20.54 $    20.13  $    19.56
 Equivalent book value
  per share assuming a
  $13.95 average
  price.................                                                                 $    19.56
 Equivalent book value
  per share assuming a
  $17.05 average
  price.................                                                                 $    20.00

--------
(1) See "Unaudited Pro Forma Consolidated Financial Statements."

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
               OF THE FAIRCHILD CORPORATION AND BANNER AEROSPACE

   The Fairchild unaudited pro forma consolidated statements of earnings for the year ended June 30, 1998 and for the six months ended December 27, 1998 were prepared to give effect to (1) the merger, and (2) the impact of the Banner divestitures, Solair and Banner's hardware group and the acquisition of Special-T as if the merger and these transactions had occurred on July 1, 1997 and July 1, 1998, respectively. The Fairchild unaudited pro forma consolidated balance sheet as of December 27, 1998 was prepared to give effect to the merger as if it had occurred on such date. The impact of the Banner divestitures and Special-T acquisition is already reflected in the historical balance sheet.

   The Banner unaudited pro forma consolidated statements of earnings for the year ended June 30, 1998 and for the six months ended December 27, 1998 were prepared to give effect to the divestitures of Solair and the hardware group as if these transactions had occurred on July 1, 1997 and July 1, 1998, respectively. No Banner unaudited pro forma consolidated balance sheet was reported as the impact of these transactions is already reflected in the historical balance sheet.

   The unaudited pro forma consolidated financial data are not necessarily indicative of the results that would have been obtained had the merger or the other transactions been completed as of the dates presented or for any future period. The unaudited pro forma consolidated financial data should be read in conjunction with Fairchild's and Banner's consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

                             BANNER AEROSPACE, INC.

                 CONSOLIDATED STATEMENT OF EARNINGS--PRO FORMA
                   For the six months ended December 31, 1998
                     (In thousands, except per share data)

                                              Banner       Solair      Banner
                                            Historical Divestiture(2) Pro Forma
                                            ---------- -------------- ---------
Sales.....................................   $ 97,366     $(28,319)    $69,047
Costs and expenses:
  Cost of sales...........................     95,869      (41,666)     54,203
  Selling, general & administrative.......     16,894       (5,745)     11,149
  Amortization of goodwill................        170          (50)        120
                                             --------     --------     -------
                                              112,933      (47,461)     65,472
  Operating income (loss).................    (15,567)      19,142       3,575
Net interest expense......................     (3,925)         --       (3,925)
Investment income, net....................        805          --          805
                                             --------     --------     -------
Earnings (loss) before taxes..............    (18,687)      19,142         455
Income tax (provision) benefit............      5,964       (6,847)       (883)
Equity in earnings of affiliates..........        --           --          --
Minority interest.........................        --           --          --
                                             --------     --------     -------
Earnings (loss) from continuing
 operations...............................   $(12,723)    $ 12,295     $  (428)
                                             ========     ========     =======
Earnings (loss) per share from continuing
 operations:
  Basic...................................   $  (0.59)                 $ (0.02)
  Diluted.................................      (0.59)                   (0.02)
Weighted average shares outstanding:
  Basic...................................     21,471                   21,471
  Diluted.................................     21,471                   21,471
Equivalent earnings per share from
 continuing operations based upon a $13.95
 average price:
  Basic...................................   $  (0.59)                 $ (0.02)
  Diluted.................................      (0.59)                   (0.02)
Weighted average shares outstanding:
  Basic...................................     21,471                   21,471
  Diluted.................................     21,471                   21,471
Equivalent earnings per share from
 continuing operations based upon a $17.05
 average price:
  Basic...................................   $  (0.59)                 $ (0.02)
  Diluted.................................      (0.59)                   (0.02)
Weighted average shares outstanding:
  Basic...................................     21,471                   21,471
  Diluted.................................     21,471                   21,471

                           THE FAIRCHILD CORPORATION

                 CONSOLIDATED STATEMENT OF EARNINGS--PRO FORMA
                   For the six months ended December 27, 1998
                     (In thousands, except per share data)

                          Fairchild      Solair                Adjustment   Fairchild
                          Historical Divestiture(2) Subtotal  For Merger(1) Pro Forma
                          ---------- -------------- --------  ------------- ---------
Sales...................   $299,720     $(28,319)   $271,401     $  --      $271,401
Costs and expenses:
  Cost of sales.........    246,986      (41,666)    205,320        --       205,320
  Selling, general &
   administrative.......     54,677       (5,745)     48,932        --        48,932
  Amortization of
   goodwill.............      2,638          (50)      2,588        238        2,826
                           --------     --------    --------     ------     --------
                            304,301      (47,461)    256,840        238      257,078
  Operating income
   (loss)...............     (4,581)      19,142      14,561       (238)      14,323
Net interest expense....    (14,147)         --      (14,147)       --       (14,147)
Investment income, net..        834          --          834        --           834
                           --------     --------    --------     ------     --------
Earnings (loss) before
 taxes..................    (17,894)      19,142       1,248       (238)       1,010
Income tax (provision)
 benefit................      6,433       (6,847)       (414)       --          (414)
Equity in earnings of
 affiliates.............      1,689          --        1,689        --         1,689
Minority interest.......      2,135       (2,580)       (445)       445          --
                           --------     --------    --------     ------     --------
Earnings (loss) from
 continuing operations..   $ (7,637)    $  9,715    $  2,078     $  207     $  2,285
                           ========     ========    ========     ======     ========
Earnings (loss) per
 share from continuing
 operations:
  Basic.................   $  (0.35)                $   0.09                $   0.09
  Diluted...............      (0.35)                    0.09                    0.09
Weighted average shares
 outstanding:
  Basic.................     22,129                   22,129      2,982       25,111
  Diluted...............     22,129                   22,635      3,855       26,490
Equivalent earnings per
 share from continuing
 operations based upon a
 $13.95 average price:
  Basic.................   $  (0.35)                $   0.09                $   0.09
  Diluted...............      (0.35)                    0.09                    0.09
Weighted average shares
 outstanding:
  Basic.................     22,129                   22,129      2,982       25,111
  Diluted...............     22,129                   22,635      3,855       26,490
Equivalent earnings per
 share from continuing
 operations based upon a
 $17.05 average price:
  Basic.................   $  (0.35)                $   0.09                $   0.09
  Diluted...............      (0.35)                    0.09                    0.09
Weighted average shares
 outstanding:
  Basic.................     22,129                   22,129      2,439       24,568
  Diluted...............     22,129                   22,635      3,154       25,789

                             BANNER AEROSPACE, INC.

             Unaudited Pro Forma Consolidated Statement of Earnings
                        For the year ended June 30, 1998
                     (In thousands, except per share data)

                                                                                 Banner
                            Banner       Solair     Hardware Group Subtotal of    Pro
                          Historical Divestiture(2) Divestiture(3) Divestitures  Forma
                          ---------- -------------- -------------- ------------ --------
Sales...................   $358,431     $(78,939)     $(131,153)    $(210,092)  $148,339
Cost and expenses:
  Cost of sales.........    265,797      (63,645)       (86,441)     (150,086)   115,711
  Selling, general &
   administrative.......     71,436      (14,973)       (33,610)      (48,583)    22,853
  Amortization of
   goodwill.............        868         (100)          (375)         (475)       393
                           --------     --------      ---------     ---------   --------
                            338,101      (78,718)      (120,426)     (199,144)   138,957
                           --------     --------      ---------     ---------   --------
  Operating income......     20,330         (221)       (10,727)      (10,948)     9,382
Net interest expense....    (11,258)         --          11,258        11,258        --
Investment income, net..        386          --             --            --         386
Nonrecurring income.....    124,041          --        (124,041)     (124,041)       --
                           --------     --------      ---------     ---------   --------
Earnings before taxes...    133,499         (221)      (123,510)     (123,731)     9,768
Income tax (provision)
 benefit................    (54,353)         163         50,654        50,817     (3,536)
Equity in earnings of
 affiliates.............        --           --             --            --         --
Minority interest.......        --           --             --            --         --
                           --------     --------      ---------     ---------   --------
Earnings (loss) from
 continuing operations..   $ 79,146     $    (58)     $ (72,856)    $ (72,914)  $  6,232
                           ========     ========      =========     =========   ========
Earnings per share from
 continuing operations:
  Basic.................   $   3.53                                             $   0.28
  Diluted...............       2.97                                                 0.23
Weighted average shares
 outstanding:
  Basic.................     22,412                                               22,412
  Diluted...............     26,632                                               26,632
Equivalent earnings per
 share from continuing
 operations based upon a
 $13.95 average price:
  Basic.................   $   3.53                                             $   0.28
  Diluted...............       2.97                                                 0.23
Weighted average shares
 outstanding:
  Basic.................     22,412                                               22,412
  Diluted...............     26,632                                               26,632
Equivalent earnings per
 share from continuing
 operations based upon a
 $17.05 average price:
  Basic.................   $   3.53                                             $   0.28
  Diluted...............       2.97                                                 0.23
Weighted average shares
 outstanding:
  Basic ................     22,412                                               22,412
  Diluted...............     26,632                                               26,632

                           THE FAIRCHILD CORPORATION

             Unaudited Pro Forma Consolidated Statement of Earnings
                        For the year ended June 30, 1998
                     (In thousands, except per share data)

                                                                                               Fairchild
                              Fairchild    Special-T          Banner                  Banner      Pro
                              Historical Acquisition(4) Divestitures(2)(3) Subtotal  Merger(1)   Forma
                              ---------- -------------- ------------------ --------  --------- ---------
Sales.......................   $741,176     $15,317         $(210,092)     $546,401   $  --    $546,401
Cost and expenses:
  Cost of sales.............    554,670       5,943          (150,086)      410,527      --     410,527
  Selling, general &
   administrative...........    135,594       5,399           (48,583)       92,410      --      92,410
  Amortization of goodwill..      5,469         269              (475)        5,263      477      5,740
                               --------     -------         ---------      --------   ------   --------
                                695,733      11,611          (199,144)      508,200      477    508,677
                               --------     -------         ---------      --------   ------   --------
  Operating income..........     45,443       3,706           (10,948)       38,201     (477)    37,724
Net interest expense........    (42,715)       (937)           11,258       (32,394)     --     (32,394)
Investment income, net......     (3,362)        --                --         (3,362)     --      (3,362)
Nonrecurring income.........    124,028         --           (124,028)          --       --         --
                               --------     -------         ---------      --------   ------   --------
Earnings before taxes.......    123,394       2,769          (123,718)        2,445     (477)     1,968
Income tax (provision)
 benefit....................    (48,659)     (1,290)           50,817           868      --         868
Equity in earnings of
 affiliates.................      3,956         --                --          3,956      --       3,956
Minority interest...........    (26,292)        --             24,052        (2,240)   2,240        --
                               --------     -------         ---------      --------   ------   --------
Earnings (loss) from
 continuing operations......   $ 52,399     $ 1,479         $ (48,849)     $  5,029   $1,763   $  6,792
                               ========     =======         =========      ========   ======   ========
Earnings per share from
 continuing operations:
  Basic.....................   $   2.78                                    $   0.25            $   0.30
  Diluted...................       2.66                                        0.24                0.28
Weighted average shares
 outstanding:
  Basic.....................     18,834       1,073                          19,907    2,982     22,889
  Diluted...................     19,669       1,073                          20,742    3,855     24,597
Equivalent earnings per
 share from continuing
 operations based upon a
 $13.95 average price:
  Basic.....................   $   2.78                                    $   0.25            $   0.30
  Diluted...................       2.66                                        0.24                0.28
Weighted average shares
 outstanding:
  Basic.....................     18,834       1,073                          19,907    2,982     22,889
  Diluted...................     19,669       1,073                          20,742    3,855     24,597
Equivalent earnings per
 share from continuing
 operations based
 upon a $17.05 average price:
  Basic.....................   $   2.78                                    $   0.25            $   0.30
  Diluted...................       2.66                                        0.24                0.28
Weighted average shares
 outstanding:
  Basic.....................     18,834       1,073                          19,907    2,439     22,346
  Diluted...................     19,669       1,073                          20,742    3,154     23,896

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                               December 27, 1998
                                 (in thousands)

                                   Banner   Fairchild   Adjustment Fairchild
                                 Historical Historical  for Merger Pro Forma
                                 ---------- ----------  ---------- ----------
Cash............................  $  1,633  $   16,063   $(1,101)  $   14,962
Short-term investments..........   214,596     216,260                216,260
Accounts receivable, less
 allowances.....................    18,334      95,435                 95,435
Inventory.......................    80,853     174,682       --       174,682
Net current assets of
 discontinued operations........       --        1,670       --         1,670
Prepaid and other current
 assets.........................    26,374      52,870       --        52,870
                                  --------  ----------   -------   ----------
    Total current assets........   341,790     556,980    (1,101)     555,879

Net fixed assets................     3,432     124,446       --       124,446
Net assets held for sale........       --       20,794       --        20,794
Net noncurrent assets of
 discontinued operations........       --       10,945       --        10,945
Goodwill........................     9,331     167,262    19,061      186,323
Investment in affiliates........       --       28,416       --        28,416
Prepaid pension assets..........       --       62,246       --        62,246
Deferred loan costs.............     1,014       5,879       --         5,879
Long-term investments...........    39,110      36,398       --        36,398
Other assets....................       469      70,275       --        70,275
                                  --------  ----------   -------   ----------
    Total Assets................  $395,146  $1,083,641   $17,960   $1,101,601
                                  ========  ==========   =======   ==========
Bank notes payable & current
 maturities of debt.............  $    --   $   25,287   $   --    $   25,287
Accounts payable................     7,288      36,511       --        36,511
Other accrued expenses..........    48,177     100,214       --       100,214
                                  --------  ----------   -------   ----------
    Total current liabilities...    55,465     162,012       --       162,012
                                  --------  ----------   -------   ----------

Long-term debt, less current
 maturities.....................    50,600     278,229       --       278,229
Other long-term liabilities.....     2,830      24,707       --        24,707
Retiree health care
 liabilities....................       --       43,127       --        43,127
Noncurrent income taxes.........    38,784     107,871       --       107,871
Minority interest in
 subsidiaries...................       --       28,075   (28,066)           9
                                  --------  ----------   -------   ----------
    Total liabilities...........   147,679     644,021   (28,066)     615,955
                                  --------  ----------   -------   ----------

Class A common stock............        41       2,671       298        2,969
Class B common stock............       --          262       --           262
Preferred Stock.................    23,732         --        --           --
Paid-in capital.................   152,906     195,291    45,728      241,019
Retained earnings...............    79,211     294,222       --       294,222
Cumulative other comprehensive
 loss...........................    19,619      21,183       --        21,183
Treasury stock, at cost.........   (28,042)    (74,009)      --       (74,009)
                                  --------  ----------   -------   ----------
    Total stockholders' equity..   247,467     439,620    46,026      485,646
                                  --------  ----------   -------   ----------
Total liabilities &
 stockholders' equity...........  $395,146  $1,083,641   $17,960   $1,101,601
                                  ========  ==========   =======   ==========

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

 (1) For purposes of these unaudited pro forma statements, the purchase price of the merger was calculated based on the low end of the price range of $13.95 per share divided into $11.00 (the offer price), as the closing market price of Fairchild Class A common stock on February 25, 1999 was $12.0625. Based on this assumption, the unaudited pro forma financial statements reflect Fairchild issuing 2,981,566 shares of Fairchild Class A common stock as a result of the merger, resulting in an increase in Fairchild's equity of $45,728. The $1,101 reduction in cash represents the estimated costs of the merger. An increase of $19,061 in goodwill represents the estimated excess of cost paid over fair value. The decrease in minority interest liability results from Fairchild acquiring all of the Banner common stock that Fairchild does not presently own. Pro forma adjustment also reflect amortization of goodwill which will result from the merger and the reduction of minority interest expense of $2,599 and $445 for the year ended June 30, 1998 and the six months ended December 27, 1998, respectively.

 (2) Represents the deletion of the operating results of Solair as if the disposition had occurred at the beginning of the fiscal year ended June 30, 1998 and the six months ended December 27, 1998.

 (3) Represents the deletion of the operating results of the hardware group as if the disposition had occurred at the beginning of the fiscal year ended June 30, 1998.

 (4) Reflects the operating results of Special-T as if the acquisition occurred at the beginning of the fiscal year ended June 30, 1998.

                            DESCRIPTION OF FAIRCHILD

General

  Fairchild was incorporated in October 1969, under the laws of the state of Delaware. Fairchild is a leading worldwide aerospace and industrial fastener manufacturer and distribution logistics manager and, through Banner, an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, Fairchild is one of the leading suppliers of fasteners to aircraft OEMs, such as Boeing, Airbus, Lockheed Martin, British Aerospace and Aerospatiale, subcontractors to OEMs, independent distributors and the aerospace aftermarket.

  Fairchild's aerospace business consists of two segments: aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment manufactures and markets high performance fastening systems used in the manufacture and maintenance of commercial and military aircraft. Banner's aerospace distribution segment stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, fixed-base operators, corporate aircraft operators and other aerospace companies.

  Fairchild also owns a significant equity interest in Nacanco Paketleme, which manufactures customized cans for the beverage industry in Turkey. Fairchild also owns several parcels of developed and undeveloped land, almost entirely representing residuals of operations previously divested or closed. Included among these is an 88 acre site in Farmingdale, New York, of which 69 acres are currently being developed as a shopping center.

  For more information concerning Fairchild, we encourage shareholders to consult and review information previously filed by Fairchild with the Commission and listed at "Where You Can Find More Information", "Incorporation of Certain Information by Reference" and Appendix B to this proxy statement/prospectus.

  Aerospace Fasteners

  Fairchild, through its aerospace fasteners segment, is a leading worldwide manufacturer and distributor of fastening systems used primarily in the construction and maintenance of commercial and military aircraft. In the past 18 months, Fairchild has made a concerted effort to establish a substantial position in the distribution/logistics segment of the aerospace fasteners industry. Through the acquisitions of Special-T Fasteners in the United States and AS+C in Europe, Fairchild has created a unique capability that it believes enhances dramatically its status as the premier fastening solutions provider in the industry. The aerospace fastener segment accounted for 50.9% of Fairchild's net sales in fiscal 1998 and 66.5% of Fairchild's net sales for the six months ended December 27, 1998.

  In general, aerospace fasteners produced by Fairchild are highly engineered, close tolerance, high strength fastening devices. Products range from standard aerospace screws, to more complex systems that fasten airframe structures, and sophisticated latching or quick disconnect mechanisms that allow efficient access to internal parts which require regular servicing or monitoring. The aerospace fasteners segment also manufactures and supplies fastening systems used in non-aerospace industrial, electronic and marine applications.

  Sales and Markets

  The products of the aerospace fasteners segment are sold primarily to domestic and foreign OEMs of airframes, subcontractors to OEMs, engine manufacturers, and to the maintenance and repair market through distributors. Fairchild estimates that 51% of its net sales for the twelve months ended December 27, 1998 were to commercial OEMs and the remainder were to defense OEMs, industrial and aftermarket customers. Approximately 66% of its sales for fiscal 1998 are believed destined for domestic use. Major customers include OEMs such as Boeing, Airbus, General Electric, Lockheed Martin, British Aerospace and Aerospatiale and their subcontractors, as well as major aerospace hardware distributors such as AlliedSignal, Tri-Star Aerospace and Wesco Aircraft Hardware. Over the past two years, OEMs have significantly increased their production levels. In addition, OEMs are increasingly interested in programs to reduce inventories. In response, Fairchild is expanding efforts to provide parts and services through its subsidiaries, such as Special-T Fasteners in the United States and Fairchild AS+C GmbH in Europe. Although no one customer accounted for more than 10% of Fairchild's net sales in fiscal 1998 or for the six months ended December 27, 1998, the majority of Fairchild's revenues come from customers providing parts or services to Boeing, including defense sales, and Airbus and their subcontractors, accordingly, Fairchild is dependent on the business of those manufacturers.

  Revenues in the aerospace fasteners segment are closely related to aircraft production. As OEMs searched for cost cutting opportunities during the commercial aerospace industry recession of 1993-1995, parts manufacturers, including Fairchild, accepted lower profit margins and/or smaller lot sizes to maintain market share, at lower profit margins. However, during recent years, this situation has changed as build rates in the aerospace industry have increased and resulted in capacity constraints. Although lead times have increased, Fairchild has been able to provide its major customers with favorable pricing, while maintaining or increasing margins by negotiating for larger minimum lot sizes that are more economic to manufacture. In addition, Fairchild has eliminated "make and hold" contracts under which large volume buyers would require current production of parts for long-term unspecified dates of delivery. Overall, existing backlog is anticipated to result in higher margins due to larger and more efficient lot sizes, combined with the utilization of recently acquired customized production capacity, improved profitability arising from training programs for all employees and additional logistic services.

  Fasteners also have applications in the automotive/industrial markets, where numerous special fasteners are required, such as engine nuts and bolts, wheel bolts and turbocharger tension bolts. Fairchild is actively targeting the growing high technology automotive, high speed rail, heavy truck and other industrial markets.

  The aerospace fasteners segment has ten primary manufacturing facilities, of which four are located in the United States and six are located in Europe. Each facility has virtually complete production capability, and subcontracts only those production steps for which outside processors provide a more cost effective solution. Each plant is designed to produce a specified product or group of products, determined by the production process involved and certification requirements. Fairchild's largest customers have recognized its quality and operational controls by granting it advanced quality system status, such as Boeing's D1-9000A. Substantially all of Fairchild's plants have been ISO-9000 approved, and Fairchild has won numerous industry and customer quality awards.

  Fairchild has a fully operational modern information system at all of its U.S. facilities, which was expanded to most of its European operations in fiscal 1998. Fairchild will expand this information system to the remaining European operations in fiscal 1999. The new system performs detailed and timely cost analysis of production by product and facility. Updated MIS systems also help Fairchild to better service its customers. OEMs require each product to be produced in an OEM-qualified/OEM-approved facility.

  Aerospace Distribution

  Fairchild, through Banner, its aerospace distribution segment, distributes a wide variety of aircraft parts, which it has purchased on the open market or acquired from OEMs as an authorized distributor. No single distributor arrangement is material to Fairchild's financial condition.

  An extensive inventory of products and a quick response time are essential in providing service to its customers. Another key factor in selling to its customers is Banner's ability to maintain a system that traces a part back to the manufacturer.

  Products of the aerospace distribution segment are divided into two groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides a number of services such as immediate shipment of parts in aircraft-on-ground situations. Banner also buys and sells commercial aircraft from time to time.

  Rotable parts are sometimes purchased as new parts, but are generally purchased in the aftermarket which are then overhauled for Banner by outside contractors, including OEMs and FAA-licensed facilities. Rotables are sold in a variety of conditions such as new, overhauled, serviceable and "as is." Rotables may also be exchanged instead of sold. An exchange occurs when an aircraft part in inventory is exchanged for a part from the customer and the customer is charged an exchange fee plus the actual cost to overhaul the part. Engines and engine components are sold "as is," overhauled or disassembled for resale as parts.

  Backlog of Orders

  Backlog is important for all Fairchild's operations, due to the long-term production requirements of its customers. Fairchild's backlog of orders as of December 27, 1998 in the aerospace fasteners segment and aerospace distribution segment amounted to $158.4 million, and $4.6 million, respectively. Fairchild anticipates that in excess of 95% of the aggregate backlog at December 27, 1998 will be delivered by December 31, 1999.

Year 2000

   As the end of the century nears, there is a widespread concern that many existing data processing devices that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not properly modified, these data processing devices could fail, create erroneous results, or cause unanticipated systems failures, among other problems. In response, Fairchild has developed a worldwide Year 2000 readiness plan that is divided into a number of interrelated and overlapping phases. These phases include corporate awareness and planning, readiness assessment, evaluation and prioritization of solutions, implementation of remediation, validation testing, and contingency planning. Each phase is discussed below.

   Awareness. In the corporate awareness and planning phase, Fairchild formed a Year 2000 project group under the direction of Fairchild's Chief Financial Officer, identified and designated key personnel within Fairchild to coordinate its Year 2000 efforts, and retained the services of outside technical review and modification consultants. The project group prepared an overall schedule and working budget for Fairchild's Year 2000 plan. Fairchild has completed this phase of its Year 2000 plan. Fairchild evaluates its information technology applications regularly, and based on such evaluation revises the schedule and budget to reflect the progress of Fairchild's Year 2000 readiness efforts. The Chief Financial Officer regularly reports to Fairchild's management and the audit committee of the board of directors on the status of the Year 2000 project.

   Assessment. In the readiness assessment phase, Fairchild, in coordination with its technical review consultants, has been evaluating Fairchild's Year 2000 preparedness in a number of areas, including its information technology infrastructure, external resources, physical plant and production facilities, equipment and machinery, products and inventory. Fairchild has substantially completed this phase of its Year 2000 Plan. However, Fairchild is continuing to assess the extent and implications relating to product inventories maintained by Fairchild Technologies that include embedded data processing technology. In addition, pending the completion of all validation testing, Fairchild continues to review all aspects of its year 2000 preparedness on a regular basis. In this respect, Fairchild has designated officers at each business segment to provide regular assessment updates to our outside consultants. These consultants are assimilating a range of alternative methods to complete each phase of its Year 2000 plan and are reporting regularly their findings and conclusions to Fairchild's Chief Financial Officer.

   Evaluation. In the evaluation and prioritization of solutions phase, Fairchild seeks to develop potential solutions to the Year 2000 issues identified in Fairchild's readiness assessment phase, consider those solutions in light of Fairchild's other information technology and business priorities, prioritize the various remediation tasks, and develop an implementation schedule. This phase is ongoing and will not be completed until after

October 31, 1999, when all validation testing is anticipated to be completed. However, identified problems are corrected as soon as practicable after identification. To date, Fairchild has not identified any major information technology system or non-information technology system that it must replace in its entirety for Year 2000 reasons. Fairchild has also determined that most of the Year 2000 issues identified in the assessment phase can be addressed satisfactorily through system modifications, component upgrades and software patches. Thus, Fairchild does not presently anticipate incurring any material systems replacement costs relating to the Year 2000 issues.

   Implementation. In the implementation of remediation phase, Fairchild, with the assistance of its technical review and modification consultants, began to implement the proposed solutions to any identified Year 2000 issues. The solutions include equipment and component upgrades, systems and software patches, reprogramming and resetting machines, and other modifications. Substantially all of the material systems within the aerospace fasteners and aerospace distribution segments of Fairchild's business are currently Year 2000 ready. However, Fairchild is continuing to evaluate and implement Year 2000 modifications to embedded data processing technology in certain manufacturing equipment used in its aerospace fasteners segment. At Fairchild Technologies, Fairchild intends, but has no specific plan, to replace and upgrade a number of its systems that are not Year 2000 compliant.

   Testing. In the validation testing phase, Fairchild seeks to evaluate and confirm the results of its Year 2000 remediation efforts. In conducting its validation testing, Fairchild is using, among other things, proprietary testing protocols developed internally and by Fairchild's technical review and modification consultants, as well as testing tools such as Greenwich Mean Time's Check 2000 and SEMATECH's Year 2000 Readiness Testing Scenarios Version
2.0. The Greenwich tools identify potential Year 2000-related software and data problems, and the SEMATECH protocols validate the ability of data processing systems to rollover and hold transition dates. Testing for the aerospace fasteners segment is approximately 20 percent complete, and testing for the aerospace distribution segment is approximately 30 to 40 percent complete. To date, the results of Fairchild's validation testing have not revealed any new and significant Year 2000 issues or any ineffective remediation. Fairchild expects to complete testing of its most critical information technology and related systems by June 30, 1999.

   Contingency Planning. In the contingency planning phase, Fairchild, together with its technical review consultants, is assessing the Year 2000 readiness of its key suppliers, distributors, customers and service providers. Toward that objective, Fairchild has sent letters, questionnaires and surveys to its business partners, inquiring about their Year 2000 readiness arrangements. The average response rate to date has been approximately 40%, but all of our most significant business partners have responded to our inquiries. In this phase, Fairchild also began to evaluate the risks to Fairchild that its failure or the failure of others to be Year 2000 ready would cause a material disruption to, or have a material effect on, Fairchild's financial condition, business or operations. So far, we have identified only our aerospace fasteners MRP system as being both mission critical and potentially at risk. In mitigation of this concern, we have engaged a consultant to test and evaluate the manufacturer-designed Year 2000 patches for the system. This testing has only recently commenced, but no significant problems have been identified. Fairchild also is developing and evaluating contingency plans to deal with events arising from significant Year 2000 issues outside of our infrastructure. In this regard, Fairchild is considering the advisability of augmenting its inventories of certain raw materials and finished products, securing additional sources for certain supplies and services, arranging for back-up utilities, and exploring alternate distribution and sales channels, among other things.

   The following chart summarizes Fairchild's progress, by phase and business segment, in completing its Year 2000 plan:

                     Percentage of Year 2000 Plan Completed
                        (By Phase and Business Segment)

                         1997 Quarter Ended       1998 Quarter Ended
                         ------------------ ------------------------------
                         September December March June- September December   Work
                            30        27     31    30      30        27    Remaining
                         --------- -------- ----- ----- --------- -------- ---------
Awareness:
  Aerospace Fasteners...     50%     100%    100%  100%    100%      100%        0%
  Aerospace
   Distribution.........    100      100     100   100     100       100         0
Assessment:
  Aerospace Fasteners...              25      50    75     100       100         0
  Aerospace
   Distribution.........               0       0     0      50       100         0
Evaluation:
  Aerospace Fasteners...                                     0        70        30
  Aerospace
   Distribution.........                                    20       100         0
Implementation:
  Aerospace Fasteners...                                              50        50
  Aerospace
   Distribution.........                                              40        60
Testing:
  Aerospace Fasteners...                                              20        80
  Aerospace
   Distribution.........                                           30-40     60-70
Contingency Planning:
  Aerospace Fasteners...                                     0        20        80
  Aerospace
   Distribution.........                                    25        50        50

   The following chart summarizes the total costs incurred by Fairchild as of December 27, 1998, by business segment, to address Year 2000 issues, and the total costs Fairchild reasonably anticipates incurring during the next twelve months relating to the Year 2000 issue.

                           Year 2000 Costs as    Anticipated Year 2000 Costs
                          of December 27, 1998: During the Next Twelve Months:
                          --------------------- ------------------------------
Aerospace Fasteners
 Segment.................       $250,000                  $2,000,000
Aerospace Distribution
 Segment.................       $550,000                   $100,000

   Fairchild has funded the costs of its Year 2000 plan from general operating funds, and all such costs have been deducted from income. To date, the costs associated with Fairchild's Year 2000 efforts have not had a material effect on, and have caused no delays with respect to, our other information technology programs or projects.

   Fairchild anticipates that it will complete its Year 2000 preparations by October 31, 1999. Although Fairchild's Year 2000 assessment, evaluation, implementation, testing and contingency planning phases are not yet complete, Fairchild does not currently believe that Year 2000 issues will materially affect its business, results of operations or financial condition. However, in some international markets in which Fairchild conducts business, the level of awareness and remediation efforts by third parties, utilities and infrastructure managers relating to the Year 2000 issue may be less advanced than in the United States, which could, despite our efforts, have an adverse effect on Fairchild. If Fairchild's Year 2000 programs are not completed on time, or its mission critical systems are not Year 2000 ready, Fairchild could be subject to significant business interruptions, and could be liable to customers and other third parties for breach of contract, breach of warranty, misrepresentation, unlawful trade practices and other claims.

                             DESCRIPTION OF BANNER

  The information provided in this section is provided pursuant to the provisions of the registration requirements under the Securities Act and should be considered with the information provided concerning Fairchild, including the information incorporated by reference as described at "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

General

  Banner is an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Banner's products are divided into two product groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides special services, such as immediate shipment of parts for aircraft on ground situations. Banner also provides both long-term and short-term engine leasing services to commercial airlines and air cargo carriers. Through its subsidiaries, Banner sells its products in the United States and abroad to commercial airlines and air cargo carriers, fixed-base operations, corporate aircraft operators and other aerospace companies.

  Banner distributes a wide variety of aircraft parts, which it has purchased on the open market, or acquired from the original equipment manufacturer as an authorized distributor. No single distributor arrangement is material to Banner's financial condition taken as a whole.

  At December 31, 1998, approximately 50% of Banner's assets consisted of shares of AlliedSignal common stock received in connection with the January 13, 1998 disposition of Banner's hardware group. As of March 24, 1999, Banner had sold substantially all the shares of AlliedSignal common stock with proceeds totalling approximately $203 million.

  On January 12, 1999, Banner received a letter from AlliedSignal making indemnification claims against Banner for $18.9 million in connection with the disposition of Banner's hardware group. Although Banner believes that the amount of the claim is far in excess of any amount that AlliedSignal is entitled to recover from Banner, Fairchild and Banner are in the process of reviewing such claims and are unable to predict the ultimate outcome of such matter.

  Dallas Aerospace, Inc., Banner's largest subsidiary in the engine group, sells jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. In addition, Dallas Aerospace buys and sells large commercial aircraft from time to time and provides engine repair management services and engine leasing to a variety of airline and air cargo customers. Banner has recently retained an investment banker to facilitate the sale of Dallas Aerospace.

  On December 31, 1998, Banner consummated the sale of Solair, Banner's largest subsidiary in the rotable group, to Kellstrom in exchange for approximately $57.0 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. Pursuant to performance goals approved by the Banner board of directors and Banner's stockholders, Jeffrey J. Steiner, Chief Executive Officer of Banner, was awarded by Banner incentive compensation of $1.6 million in connection with the sale of Solair. Other officers of Banner may also receive incentive compensation awards from Banner in connection with such sale.

Sales

  Banner's subsidiaries conduct marketing efforts, through its direct sales force, outside representatives and, for some product lines, overseas sales offices. Sales in the aviation aftermarket depend on price, service, quality and reputation. Banner's business does not experience significant seasonal fluctuations nor does Banner's business depend on a single customer. No single customer of Banner accounts for more than 10% of revenue in fiscal 1998. The sales order backlog amounted to $23.2 million and $82.8 million at March 31, 1998 and 1997, respectively. It is anticipated that in excess of 90% of the backlog at March 31, 1998 will be shipped by March 31, 1999. The change in the sales backlog resulted from the dispostion of Banner's hardware group which had accounted for $65.7 million or 79.3% of the March 31, 1997 backlog.

  The table below shows the percentage of sales by each product group for the fiscal years ended March 31, 1998, 1997 and 1996.

                       Product Group                        1998   1997   1996
                       -------------                        -----  -----  -----
Hardware(a)................................................  44.1%  51.3%  47.6%
Rotables...................................................  36.8   31.4   34.1
Engines....................................................  19.1   17.3   18.3
                                                            -----  -----  -----
                                                            100.0% 100.0% 100.0%
                                                            =====  =====  =====

--------
(a) Sales for the Banner hardware group for fiscal 1998 include the period from April 1, 1997 to December 31, 1997.

  Foreign sales accounted for 28.7%, 29.3% and 32.0% of Banner's total sales for the fiscal years ended March 31, 1998, 1997 and 1996, respectively. Export sales by geographic area for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                   (In Thousands)                       1998     1997    1996
                   --------------                     -------- -------- -------
Europe............................................... $ 52,817 $ 34,922 $29,797
Asia (excluding Japan)...............................   21,734   25,790  18,557
Canada...............................................   14,746   20,516  13,803
Japan................................................   10,473   15,672  13,006
South America........................................   10,211    4,013   3,950
Australia............................................    2,632    7,044   5,585
Other................................................    8,208    6,008   7,490
                                                      -------- -------- -------
                                                      $120,821 $113,965 $92,188
                                                      ======== ======== =======

  The increase in the export sales in fiscal 1998 compared to fiscal 1997 was attributable primarily to sales in Europe by DAC International, Inc. and engine leasing in South America by Dallas Aerospace.

  The increase in the export sales in fiscal 1997 compared to fiscal 1996 was attributable primarily to the increases in sales to Europe, Asia (excluding Japan) and Canada. The increased export sales to Europe and Canada of approximately 17.2% and 48.6%, respectively, were due primarily to the inclusion of sales recorded by Harco for the entire fiscal year for 1997, compared to one month of sales included in fiscal 1996. The increased sales to Asia (excluding Japan) of approximately 39.0% were due primarily to several large contracts obtained by the rotables group in late fiscal 1996 and fiscal 1997.

Competition

  Banner's rotables group competes with Air Ground Equipment Services, Duncan Aviation, Stevens Aviation, Inc., OEMs such as Honeywell, Trimble Navigation and Litton, and other fixed based operations and maintenance and repair organizations. The major competitors for Banner's engine group are OEMs such as General Electric Company and Pratt & Whitney, as well as the engine and engine parts divisions of AAR Corp., Kellstrom and Air Ground, and other engine leasing and repair companies.

Employees

  As of December 31, 1998, Banner had approximately 200 employees. None of Banner's employees are covered by collective bargaining agreements. Banner believes that relations with its employees are satisfactory.

Environmental Matters

  There are no material expenditures anticipated for environmental control for fiscal 1999 and thereafter.

Properties

  Banner's corporate office consists of approximately 10,000 square feet and is located in Dulles, Virginia. Banner currently leases the space from Fairchild under a lease which commenced on April 1, 1996. The lease is for a term of ten years, but may be terminated at Banner's option, after five years, and requires annual lease payments of approximately $175,000. Banner owns and leases other facilities throughout the United States, primarily for warehousing inventory and for office space. In addition, Banner leases sales offices and warehouses in other countries, including Switzerland and Singapore. All of Banner's properties are maintained on a regular basis and are adequate for Banner's present requirements. The following table identifies the principal properties owned or leased by Banner:

                                                  Owned  Approx.
                                                    or   Square
       Subsidiary                Location         Leased Footage
       ----------                --------         ------ -------
DAC International,
 Inc....................  Austin, TX              Leased   7,000
                          Cortaillod, Switzerland Leased   1,500
Dallas Aerospace, Inc...  Carrollton, TX          Leased 126,000
                          Medley, FL              Leased   6,200
                          Miami Springs, FL       Leased   1,400
Georgetown Jet Center,
 Inc....................  Georgetown, TX          Leased  19,000
Matrix Aviation, Inc....  Wichita, KS              Owned   6,300
NASAM Incorporated......  S. San Francisco, CA    Leased   4,800
Professional Aviation
 Associates, Inc........  Atlanta, GA             Leased  29,000
                          Titusville, FL          Leased  15,000

Legal Proceedings

  Banner is involved in various claims and lawsuits incidental to its operations. In the opinion of management, the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the operating results or financial position of Banner. See "Litigation Regarding the Merger" included elsewhere in this document.

             SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR BANNER

  The following table presents selected historical financial data and is qualified in its entirety by the more detailed consolidated financial statements contained elsewhere in this proxy statement/prospectus. The selected financial data for the years ended March 31, 1998, 1997, 1996, 1995 and 1994 are extracted from Banner's audited consolidated financial statements.

                                 For the Fiscal Years Ended March 31,
                             -------------------------------------------------
 (In Thousands Except Per    1998(/1/)    1997      1996      1995      1994
        Share Data)          ---------  --------  --------  --------  --------
Income Statement Data:
Net sales..................  $420,323   $389,111  $287,880  $222,384  $212,391
                             --------   --------  --------  --------  --------
Cost of goods sold.........   305,385    279,041   209,609   153,261   144,245
Selling, general and
 administrative............    87,296     84,557    64,704    52,389    50,815
Restructuring charges......       --         --        --     11,650     6,000
                             --------   --------  --------  --------  --------
Operating income...........    27,642     25,513    13,567     5,084    11,331
Unusual item...............       --         --        --      5,750       --
Non-recurring income.......   124,041        --        --        --        --
Interest expense, net......   (13,960)   (13,090)  (10,972)   (9,809)   (9,089)
                             --------   --------  --------  --------  --------
Income from continuing
 operations before taxes on
 income....................   137,723     12,423     2,595     1,025     2,242
Provision for taxes........    56,182      4,970     1,040       550       940
                             --------   --------  --------  --------  --------
Income from continuing
 operations................    81,541      7,453     1,555       475     1,302
                             --------   --------  --------  --------  --------
Discontinued operations,
 net of tax
  Loss from discontinued
   operations, net.........       --         --        --        --     (1,905)
  Loss on disposal of
   discontinued operations,
   net.....................       --         --        --        --    (11,093)
                             --------   --------  --------  --------  --------
                                  --         --        --        --    (12,998)
                             --------   --------  --------  --------  --------
Net income (loss)..........  $ 81,541   $  7,453  $  1,555  $    475  $(11,696)
                             --------   --------  --------  --------  --------
Preferred stock dividends..     2,034        --        --        --        --
                             --------   --------  --------  --------  --------
Net income (loss) available
 to common shareholders....  $ 79,507   $  7,453  $  1,555  $    475  $(11,696)
                             ========   ========  ========  ========  ========
Basic earnings (loss) per
 common share:
Continuing operations......  $   3.46   $   0.32  $   0.09  $   0.03  $   0.07
Discontinued operations....       --         --        --        --      (0.72)
                             --------   --------  --------  --------  --------
Net income (loss) per
 share.....................  $   3.46   $   0.32  $   0.09  $   0.03  $  (0.65)
                             ========   ========  ========  ========  ========
Diluted earnings (loss) per
 common share:
Continuing operations......  $   3.10   $   0.31  $   0.08  $   0.03  $   0.07
Discontinued operations....       --         --        --        --      (0.72)
                             --------   --------  --------  --------  --------
Net income (loss) per
 share.....................  $   3.10   $   0.31  $   0.08  $   0.03  $  (0.65)
                             ========   ========  ========  ========  ========

                                       For the Fiscal Years Ended March 31,
                                   ---------------------------------------------
(In Thousands Except Per Share     1998(/1/)   1997     1996     1995     1994
Data)                              --------- -------- -------- -------- --------
Weighted average number of common
 shares:
 basic...........................    22,995    23,408   18,283   18,002   18,002
 diluted.........................    26,333    23,673   18,296   18,002   18,002
Balance Sheet Data:
Working capital..................  $125,398  $270,658 $209,022 $184,087 $214,806
Total assets.....................   425,210   393,901  318,209  241,315  272,357
Long-term debt, less current
 maturities......................    48,900   165,148  111,900  102,800  134,017
Stockholders' equity.............   258,110   150,195  142,603  107,504  107,029

--------
(/1/The)results of the Banner hardware group are included in the periods until their disposition in January 1998. Fiscal 1998 includes the non-recurring income on the disposition of the Banner hardware group. Fiscal 1994 includes the results of the discontinued subsidiaries which were sold in January 1995. The reserves recorded in fiscal 1994 were adequate to cover all losses incurred in fiscal 1995 as a result of the divestitures. These transactions materially affect the comparability of the information stated in the selected consolidated financial information.

   No cash dividends have been paid for the past five years.

   The consolidated income statements for the nine months ended December 31, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year and are subject to audit at year end.

                                                               For the Nine
                                                               Months Ended
                                                               December 31,
                                                             ------------------
                                                                (unaudited)
                                                               1998      1997
(In Thousands Except Per Share Data)                         --------  --------
Net sales................................................... $152,404  $359,458
Cost of goods sold..........................................  139,666   256,085
                                                             --------  --------
  Gross profit..............................................   12,738   103,373
Selling, general and administrative expenses................   26,366    77,601
                                                             --------  --------
  Operating income (loss)...................................  (13,628)   25,772
Investment income...........................................    1,197       --
Interest expense, net.......................................    5,255    12,178
                                                             --------  --------
  Income before taxes.......................................  (17,686)   13,594
Provision (benefit) for taxes...............................   (5,750)    5,300
                                                             --------  --------
Net income.................................................. $(11,936) $  8,294
                                                             ========  ========
Preferred stock dividends...................................    1,966     1,377
                                                             --------  --------
  Net income (loss) available for common shareholders....... $(13,902) $  6,917
                                                             ========  ========
Basic earnings (loss) per common share...................... $  (0.65) $   0.30
                                                             ========  ========
Diluted earnings (loss) per common share.................... $  (0.65) $   0.29
                                                             ========  ========
Weighted average number of common shares:
 basic......................................................   21,458    23,424
 diluted....................................................   21,458    23,830
                                                              As of December
                                                                    31,
                                                             ------------------
                                                                (unaudited)
                                                               1998      1997
                                                             --------  --------
Balance Sheet Data:
Working capital............................................. $286,257  $345,064
Total assets................................................  395,146   425,211
Long-term debt, less current maturities.....................   50,600   196,666
Stockholders' equity........................................  247,399   192,564

                 BANNER MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  On December 31, 1998, Banner completed the sale of Solair to Kellstrom in exchange for approximately $57.0 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. Banner's results of operations include Solair, which accounted for approximately 37% of Banner's net sales for the nine months ended December 31, 1998. As a result of the sale of Solair, net sales will decrease by approximately 35-40% and operating income will improve.

  On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of the Banner hardware group to two wholly-owned subsidiaries of AlliedSignal in exchange for unregistered shares of AlliedSignal common stock with an aggregate value equal to $369 million. The purchase price received for the Banner hardware group was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Banner hardware group to AlliedSignal. The assets transferred to AlliedSignal consisted primarily of the Banner hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $194 million of the AlliedSignal common stock received from AlliedSignal was used to repay outstanding term loans and a portion of the revolver balance of Banner's subsidiaries and related fees. The remaining investment in AlliedSignal common stock has been accounted for as an available-for-sale security. As a result of the hardware group disposition and the repayment of outstanding term loans and a portion of the revolver balance, Banner recorded nonrecurring income of $124 million for the twelve months ended March 31, 1998. For fiscal 1998, the Banner hardware group represented approximately 44% of Banner's revenues.

                       Analysis of Results of Operations

                                    For the Fiscal Years Ended March 31,
                         -----------------------------------------------------------
                                1998                1997                1996
                         ------------------- ------------------- -------------------
                          Amount  Percentage  Amount  Percentage  Amount  Percentage
     (In Thousands)      -------- ---------- -------- ---------- -------- ----------
Net sales............... $420,323   100.0%   $389,111   100.0%   $287,880   100.0%
Cost of goods sold......  305,385    72.7     279,041    71.7     209,609    72.8
                         --------   -----    --------   -----    --------   -----
Gross profit............  114,938    27.3     110,070    28.3      78,271    27.2
Selling, general and
 administrative.........   87,296    20.7      84,557    21.7      64,704    22.5
                         --------   -----    --------   -----    --------   -----
Operating income........ $ 27,642     6.6%   $ 25,513     6.6%   $ 13,567     4.7%
                         ========   =====    ========   =====    ========   =====

                                       For the Nine Months Ended December 31,
                                       ----------------------------------------
                                              1998                 1997
                                       -------------------- -------------------
                                        Amount   Percentage  Amount  Percentage
            (In Thousands)             --------  ---------- -------- ----------
Net sales............................. $152,404    100.0 %  $359,458   100.0%
Cost of goods sold....................  139,666     91.6     256,085    71.2
                                       --------    -----    --------   -----
Gross profit..........................   12,738      8.4     103,373    28.8
Selling, general and administrative...   26,366     17.3      77,601    21.6
                                       --------    -----    --------   -----
Operating income (loss)............... $(13,628)    (8.9)%  $ 25,772     7.2%
                                       ========    =====    ========   =====

Operating Results

Nine Months Ended December 31, 1998 and 1997

   Net sales for the nine months ended December 31, 1998 decreased $207.1 million, or 57.6%, from the comparable prior period. This decrease was the result of the hardware group disposition, which accounted for approximately 50% of sales (see Note 2 in the notes to summarized financial information). Sales of the rotables group decreased compared to the prior period; however, the decrease was offset partially by incremental sales from the exclusive three-year agreement between Solair and Delta Air Lines, which commenced in August 1997. Sales of the engine group also decreased compared to the prior period, due primarily to lower engine sales, partially offset by an increase in turbine parts and engine management sales. The lower engine sales are attributable partly to a shift in the marketplace from customers purchasing engines to customers leasing engines, due to upcoming regulatory changes. Excluding the results of Solair, net sales for the nine months ended December 31, 1998 would have been $105.9 million.

   Gross profit for the nine months ended December 31, 1998 was $12.7 million or 8.4%. Included in cost of goods sold was a charge of $19.3 million recognized on the sale of Solair. The charge was attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory. Excluding this charge, gross profit for the nine months ended December 31, 1998 would have been $32.1 million or 21.0%. Gross profit for the nine months ended December 31, 1997 was $103.4 million or 28.8%. The decrease in gross profit percentage from 21.0% in the current period compared to 28.8% for the prior period was attributable primarily to the hardware group disposition, which typically earned higher margins than the engine and rotables groups. Excluding the results of the hardware group, gross profit for the nine months ended December 31, 1997 would have been $36.9 million or 22.4%.

   Selling, general and administrative expenses decreased $51.2 million, or 66.0%, for the nine months compared to the prior year. Excluding the results of the hardware group, SG&A expenses would have been $28.4 million, or 17.3% of sales, compared to $26.4 million, or 17.3% of sales.

   Operating income for the nine months ended December 31, 1998 decreased $39.4 million from the comparable prior period, of which $19.3 million was a charge attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory, and $17.3 million to the divestiture of the hardware group. Excluding the charge related to the sale of Solair in the current period, and the results of the hardware group in the prior period, operating income would have decreased $2.8 million, or 32.7%, from the comparable period. This decrease was attributable primarily to lower sales and an overall decrease in gross margins. Excluding the results of Solair, operating income for the nine months ended December 31, 1998 would have been $6.0 million.

 Investment Income

   Investment income for the nine months ended December 31, 1998 amounted to $1.2 million. Banner recorded no investment income in the comparable prior period. For the nine months ended December 31, 1998, Banner recorded $2.3 million in dividend income from the shares of AlliedSignal common stock received from the hardware group disposition, and a $1.0 million loss related to the sale and subsequent marking to market of calls sold against the investment in AlliedSignal common stock. Through the end of December 1998, Banner sold calls against approximately 2.75 million shares of AlliedSignal common stock for proceeds aggregating approximately $34.7 million.

 Interest Expense

   Interest expense for the nine months ended December 31, 1998 decreased $6.9 million or 56.8% compared to the prior period. This decrease was the result of a decrease from the average outstanding debt balance from $171 million to $84 million in the current period, as well as an overall decrease in the effective interest rate between the periods. Banner utilized approximately $194 million of the proceeds received from the hardware group disposition to reduce the debt of its subsidiaries. Interest expense also included the amortization of deferred loan costs and charges for nonuse fees, agency fees and compensating balances.

 Provision (Benefit) for Taxes

   The benefit for taxes for the nine months ended December 31, 1998 amounted to $5.8 million due primarily to the $5.8 million tax benefit on the $19.3 million pre-tax loss from the sale of Solair.

For the nine months ended December 31, 1997, the provision for taxes was $5.3 million. The effective tax rate for the nine months ended December 31, 1998 and 1997 was a benefit of 32.5% and a provision of 39.0%, respectively. The decrease in the effective tax rate for the nine months ended December 31, 1998 was due to the 70% exclusion permitted on dividend income.

 Net Income (Loss)

   For the nine months ended December 31, 1998 and 1997, Banner recorded a net loss available to common shareholders of $13.9 million, or $0.65 basic earnings per common share, and net income available to common shareholders of $6.9 million, or $0.30 basic earnings per common share, respectively.

   Inflation has had minimal effect on Banner's current operations and Banner believes that this trend will continue in the immediate future.

 Comprehensive Income (Loss)

   Comprehensive income (loss) for the nine months ended December 31, 1998 included unrealized holding gains in the fair market value of the AlliedSignal common stock, which was received from the hardware group disposition, and unrealized holding losses from other available-for-sale securities. The fair market value of available-for-sale securities increased by $5.4 million, net of taxes, for the nine months ended December 31, 1998.

Fiscal 1998, 1997 and 1996

   Net sales of $420.3 million in fiscal 1998 increased by $31.2 million, or 8.0%, compared to sales of $389.1 million in fiscal 1997. The increase in sales was attributable to an increase of $32.5 million, or 26.6%, in sales of rotables and an increase of $13.0 million, or 19.0%, in sales of engines partially offset by a decrease of $14.3 million or 7.2% in hardware sales. Sales of rotables increased as a result of the introduction of a new product line by DAC International, Inc. and the Delta contract. The decrease in hardware sales was due to nine months of sales in fiscal 1998, compared to a full year of sales in fiscal 1997, as a result of the hardware group disposition. Net sales in fiscal 1997 increased $101.2 million, compared to fiscal 1996, which reflected (1) an increase of $62.1 million in hardware sales resulting primarily from the acquisition of PB Herndon Aerospace, Inc. in January 1997, and including twelve months of sales from Harco in fiscal 1997 compared to one month in fiscal 1996; (2) an increase of $24.0 million in rotable sales; and (3) an increase of $15.1 million in engine sales. On a pro forma basis excluding the sales recorded by the Banner hardware group, net sales increased 30.7% in fiscal 1998 and 29.4% in fiscal 1997, as compared to fiscal 1997 and 1996, respectively.

   Gross profit as a percentage of sales was 27.3%, 28.3% and 27.2%, in fiscal 1998, 1997 and 1996, respectively. The decrease in the current year was primarily due to lower margins realized on sales of rotables, which were nearly offset by higher margins contributed by the engine group. The decreased margins for the rotable group were primarily the result of a change in product mix. The increased margins for the engine group was due to the overall improvement in the aviation market. The increase in fiscal 1997 compared to fiscal 1996 was due primarily to higher margins realized on the sale of hardware and rotables. Fiscal 1996 margins were adversely effected by an increase in the supply of Stage 2 rotables in the marketplace, which in turn had a negative impact on pricing in that year. The supply and demand of Stage 2 rotables somewhat stabilized in fiscal 1997, allowing pricing to improve slightly. On a pro forma basis, excluding the gross profit recorded by the Banner hardware group, gross profit would have been 22.8%, 22.7% and 21.4%, in fiscal 1998, 1997 and 1996, respectively.

   SG&A expenses as a percentage of sales was 20.8%, 21.7% and 22.5%, in fiscal 1998, 1997 and 1996, respectively. The decreasing trend was attributable primarily to substantial sales growth outpacing the growth of SG&A expenses incurred to realize such sales growth. On a pro forma basis, excluding the SG&A expenses recorded by the hardware group, SG&A expense as a percentage of sales would have been 17.6%, 19.4% and 21.3%, in fiscal 1998, 1997 and 1996, respectively.

   Operating income of $27.6 million in fiscal 1998 increased $2.1 million compared to operating income of $25.5 million in fiscal 1997. The increase in operating income was due primarily to the current year's growth in sales and increased operational efficiencies. In addition, operating income for fiscal 1998 includes the results of the Banner hardware group for only nine months as compared to the full year for fiscal 1997. Operating income in fiscal 1997 improved by $11.9 million over fiscal 1996, due primarily to increased sales and improved margins resulting from a turnaround in the aerospace industry. On a pro forma basis to exclude the results of the Banner hardware group, operating income increased $5.7 million in fiscal 1998, as compared to fiscal 1997, and $5.3 million in fiscal 1997, as compared to fiscal 1996.

   Foreign sales accounted for 28.7%, 29.3% and 32.0% of Banner's total sales for the fiscal years ended March 31, 1998, 1997 and 1996, respectively. Foreign sales to Asia (excluding Japan) accounted for 5.2%, 6.6%, and 6.4% of Banner's total sales for the fiscal years ended March 31, 1998, 1997, and 1996, respectively. Banner expects that the current Asian economic crisis will not have a material impact on its future operating results.

 Interest Expense

   Interest expense for fiscal 1998, 1997 and 1996 amounted to $14.0 million, $13.1 million and $11.0 million, respectively. The increase in interest expense in fiscal 1998 compared to fiscal 1997 was due primarily to higher average debt outstanding coupled with a slight increase in the effective interest rate. The increase in interest expense in fiscal 1997 compared to fiscal 1996 was due primarily to higher average debt outstanding, offset by a slight decrease in the effective interest rate. The effective interest rate for fiscal 1998, 1997 and 1996 was 9.3%, 9.1% and 9.3%, respectively. The average debt outstanding for fiscal 1998, 1997 and 1996 amounted to $147.5 million, $141.2 million and $108.1 million, respectively. Banner utilized approximately $194 million of the proceeds received from the hardware group disposition to reduce its debt.

 Income Taxes

   The tax provisions on income from operations for the fiscal years ended March 31, 1998, 1997 and 1996 were $56.2 million, $5.0 million and $1.0 million, respectively. The effective tax rates for fiscal years 1998, 1997 and 1996 were 40.8%, 40.0% and 40.1%, respectively, which approximate the combined Federal and State effective tax rates.

 Net Income

   For the fiscal years ended March 31, 1998, 1997 and 1996, Banner recorded net income available to common shareholders of $79.5 million, or $3.46 basic earnings per common share, $7.5 million, or $0.32 basic earnings per common share and $1.6 million, or $0.09 basic earnings per common share, respectively.

   Inflation has had minimal effect on Banner's current operations and Banner believes that this trend will continue in the immediate future.

 Comprehensive Income

   Comprehensive income includes unrealized holding gains in the fair market value of the AlliedSignal common stock which was received from the hardware group disposition and is classified as available-for-sale securities. The fair market value of unrealized holding securities increased by $14.3 million, net of taxes, for the twelve months ended March 31, 1998.

Market Risk of AlliedSignal Hedge Agreements

   From July 1998 to October 1998, Banner sold calls against 2.1 million shares of AlliedSignal common stock for aggregate proceeds of $3.9 million. The exercise price of these calls ranges from $40.00 to $48.92 with maturity dates in April 1999. Banner is required to mark to market the calls based on their fair market value at the end of each period in accordance with GAAP. As of December 31, 1998 the market value of these calls was approximately $5.0 million. Banner has recorded approximately $1.0 million of losses related to these calls, for the nine months ended December 31, 1998, which was classified in investment income. In January 1999, Banner repurchased these calls for an aggregate purchase price of $4.4 million. The net result of the sale and repurchase of these calls was a loss of approximately $0.3 million.

Liquidity

   Total capitalization as of December 31, 1998, March 31, 1998 and 1997, amounted to $298.0 million, $307.0 million and $315.6 million. The changes in the components of capitalization for the nine months ended December 31, 1998 included an increase in debt of $1.7 million and a decrease in equity of $10.7 million. The net increase in debt was the result of incremental borrowings under the credit agreement to fund current working capital requirements, purchase marketable securities, primarily Fairchild Class A common stock, and repurchase shares of Banner's preferred stock from a third party. The gross increase in borrowings was partially offset, however, by the proceeds from the sale of Solair on December 31, 1998 that were used to pay down debt by approximately $50.0 million. The decrease in equity was the result primarily of the repurchase of Banner preferred stock offset by the market appreciation on the shares of AlliedSignal common stock from March 31, 1998. The current year net loss was due primarily to the after-tax loss recorded on the sale of Solair. The changes in the components of capitalization for the twelve months ended March 31, 1998 included a decrease of $116.5 million in debt and an increase of $107.9 million in equity. The decrease in debt was primarily the result of the repayment of outstanding term loans with approximately $194 million of AlliedSignal common stock received in the hardware group disposition, partially offset by additional borrowings. The increase in equity was due primarily to the net income for the fiscal year ended March 31, 1998, which included non-recurring income of $124.0 million recorded as a result of the hardware group disposition and the $14.3 million net unrealized gain recorded on the appreciation of the AlliedSignal common stock. In January 1998, Banner repurchased 2,246,967 shares of Banner common stock for a total cost of $23.3 million (refer to Note 14 in the notes to the consolidated financial statements).

   In connection with the hardware group disposition, Banner recorded its investment in AlliedSignal common stock as an available-for-sale investment, the value of which was $214.6 million and $206.6 million at December 31, 1998 and March 31, 1998, respectively. Banner has reclassified its investment in AlliedSignal common stock from noncurrent investments at March 31, 1998 to current marketable securities at December 31, 1998. This reclassification was based on management's belief that a current classification more appropriately reflects the increased probability that the AlliedSignal common stock will be liquidated within the next twelve months, subject to market conditions. There is risk associated with market fluctuation in the Allied Signal common stock, which is inherent in stock investments.

   At December 31, 1998, Banner had total debt outstanding of $50.6 million, all of which was borrowed under its credit agreement. As of December 31, 1998, the credit agreement (as amended) provided for up to $62.9 million of borrowings for working capital, capital expenditures and potential acquisitions, subject to certain conditions and a borrowing base. Cash flow from operations, along with funds available under the credit agreement (as amended) and proceeds from the liquidation of securities should be adequate to finance Banner's operations in fiscal 1999. Banner had no other material capital commitments or planned expenditures as of December 31, 1998.

   For the nine months ended December 31, 1998 and 1997, net cash used for operating activities was $14.9 million and $63.3 million, respectively. The primary use of cash for operating activities for the nine months ended December 31, 1998 was an increase of $20.6 million in inventories, and a decrease of $26.1 million in payables and accrued liabilities. For the nine months ended December 3, 1998 the primary source of cash from operating activities was a decrease in receivables of $18.4 million, and a decrease of $10.0 million in other assets and liabilities. The increase in inventories was the result of an increase in anticipated sales volume. The decrease in receivables is due to several large collections since March 31, 1998. The primary source of cash from operating activities for the nine months ended December 31, 1997 was an increase of $1.5 million, in payables and accrued liabilities along with scheduled depreciation and amortization expense of $4.3 million. The primary use of cash for operating activities for the nine months ended December 31, 1997 was an increase of $46.1 million in inventories and an increase of $26.2 million in receivables.

   Net cash provided by and used for investing activities for the nine months ended December 31, 1998 and 1997 was $19.0 million and $4.0 million, respectively. The primary sources of cash for investing activities for the nine months ended December 31, 1998 were borrowings on the revolver, subsequently reduced by the proceeds of $60.4 million from the sale of Solair, and $2.6 million from the sale of investment securities. The primary use of cash for investing activities for the nine months ended December 31, 1998 was the acquisition of $42.5 million of investment securities. The primary use of cash for investing activities for the nine months ended December 31, 1997 was capital expenditures, net of proceeds from the sale of fixed assets.

   Net cash used for and provided by financing activities for the nine months ended December 31, 1998 and 1997 was $2.4 million and $67.3 million, respectively. Net cash used for financing activities for the nine months ended December 31, 1998 was primarily the result of the repurchase of preferred stock, net of borrowings on the revolver, to fund current working capital requirements. Net cash provided by financing activities for the nine months ended December 31, 1997 was comprised of $33.9 million received from the preferred stock rights offering, and net borrowings of $65.3 million on the revolver, offset partially by repayment of $28.0 million of the subordinated loan with RHI Holdings, Inc., a wholly-owned subsidiary of Fairchild.

 Year 2000

   As the end of the century nears, there is a widespread concern that many existing data processing devices that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not properly modified, these data processing devices could fail, create erroneous results, or cause unanticipated systems failures, among other problems. In response, Banner has developed a Year 2000 readiness plan that is divided into a number of interrelated and overlapping phases, including corporate awareness and planning, readiness assessment, evaluation and prioritization of solutions, implementation of remediation, validation testing, and contingency planning. These phases are discussed below.

   Awareness. In the corporate awareness and planning phase, Banner formed a Year 2000 project group under the direction of Banner's Chief Operating Officer, identified and designated key personnel within Banner to coordinate its Year 2000 efforts, and retained the services of outside technical review and modification consultants. The project group prepared an overall schedule and working budget for Banner's Year 2000 plan. Banner has completed this phase of its Year 2000 plan. Banner evaluates regularly, and based on such evaluation revises the schedule and budget to reflect the progress of Banner's Year 2000 readiness efforts. The Chief Operating Officer regularly reports to Banner's management and the board of directors on the status of the Year 2000 project.

   Assessment. In the readiness assessment phase, Banner, in coordination with its technical review consultants, has been evaluating Banner's Year 2000 preparedness in a number of areas, including its information technology infrastructure, external resources, facilities, equipment, products and inventory. Banner has substantially completed this phase of its Year 2000 plan. In addition, pending the completion of all validation testing, Banner continues to review all aspects of its Year 2000 preparedness on a regular basis. In this respect, Banner has designated officers at each operating unit to provide regular assesment updates to our outside consultants. These consultants are assimilating a range of alternative methods to complete each phase of Banner's Year 2000 plan and are reporting regularly their findings and conclusions to Banner's Chief Operating Officer.

   Evaluation. In the evaluation and prioritization phase, Banner seeks to develop potential solutions to the Year 2000 issues identified in Banner's readiness assessment phase, consider those solutions in light of Banner's other information technology and business priorities, prioritize the various remediation tasks, and develop an implementation schedule. This phase is ongoing and will not be completed until after October 31, 1999, when all validation testing is anticipated to be completed. However, identified problems are corrected as soon as practicable after identification. To date, Banner has not identified any major information technology system or non-information technology system that it must replace in its entirety for Year 2000 reasons, and has determined that most of the Year 2000 issues identified in the assessment phase can be addressed satisfactorily through system modifications, component upgrades and software patches. Thus, Banner does not presently anticipate incurring any material systems replacement costs relating to the Year 2000 issue.

   Implementation. In the implementation phase, Banner, with the assistance of its technical review and modification consultants, began to implement the proposed solutions to any identified Year 2000 issues. The solutions include equipment and component upgrades, systems and software patches, reprogramming and resetting machines, and other modifications. Substantially all of the Banner's material systems are currently Year 2000 ready.

   Testing. In the validation testing phase, Banner seeks to evaluate and confirm the results of its Year 2000 remediation efforts. In conducting its validation testing, Banner is using, among other things, proprietary testing protocols developed internally and by Banner's technical review and modification consultants, as well as commercially available testing tools such as Greenwich Mean Time's Check 2000, which identifies potential Year 2000-related software and data problems or any ineffective remediation. Banner expects to complete testing of its most critical information technology and related systems by June 30, 1999.

   Contingency Planning. In the contingency planning phase, Banner, together with its technical review consultants, is assessing the Year 2000 readiness of its key suppliers, distributors, customers and service providers. Toward that objective, Banner has sent letters, questionnaires and surveys to its business partners, inquiring about their Year 2000 readiness arrangements. The average response rate to date has been approximately 40%, but all of our most significant business partners have responded to our inquiries. In this phase, Banner also began to evaluate the risks to Banner that its failure or the failure of others to be Year 2000 ready would cause a material disruption to, or have a material effect on, Banner's financial condition, business or operations. So far, we have not identified any systems as being both mission critical and potentially at risk. Banner also is developing and evaluating contingency plans to deal with events arising from significant Year 2000 issues outside of our infrastructure. In this regard, Banner is considering the advisability of augmenting its inventories, securing additional sources for certain supplies and services, arranging for back-up utilities, and exploring alternate distribution and sales channels, among other things.

   The following chart summarizes Banner's progress, by phase, in completing its Year 2000 plan:

                     Percentage of Year 2000 Plan Completed
                                   (By Phase)

                               1997                     1998
                          Quarter Ended            Quarter Ended
                         ---------------- --------------------------------   Work
                         Sept. 30 Dec. 31 Mar. 31 June 30 Sept. 30 Dec. 31 Remaining
                         -------- ------- ------- ------- -------- ------- ---------
Awareness...............   100%     100%    100%    100%    100%      100%       0%
Assessment..............                                     50       100        0
Evaluation..............                                     20       100        0
Implementation..........                                               40       60
Testing.................                                            30-40    60-70
Contingency Planning....                                     25        50       50

   The following chart summarizes the total costs incurred by Banner as of December 31, 1998, by business segment, to address Year 2000 issues, and the total costs Banner reasonably anticipates incurring during the next twelve months relating to the Year 2000 issues.

               Year 2000 Costs as                Anticipated Year 2000 Costs
              of December 31, 1998:             During the Next Twelve Months:
             ----------------------             ------------------------------
                    $550,000                               $100,000

   Banner has funded the costs of its Year 2000 plan from general operating funds, and all such costs have been deducted from income. To date, the costs associated with our Year 2000 efforts have not had a material effect on and have caused no delays with respect to, Banner's other information technology programs or projects.

   Banner anticipates that it will complete its Year 2000 preparations by October 31, 1999. Although Banner's Year 2000 assessment, evaluation, implementation, testing and contingency planning phases are not yet complete, from what we know, Banner does not believe that Year 2000 issues will materially affect its business, results of operations or financial condition. If Banner's Year 2000 programs are not completed on time, and its mission critical systems are not Year 2000 ready, Banner could be subject to significant business interruptions, and could be liable to customers and other third parties for breach of contract, breach of warranty, misrepresentation, unlawful trade practices and other claims.

Recently Issued Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires that a public company report certain information about its operating segments in annual and interim financial reports. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. Banner currently operates in only one reportable segment and will adopt SFAS 131 in fiscal 1999. SFAS 131 need not be applied to interim financial statements in the initial year of application.

   In February 1998, FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132") "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pensions and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. Banner will adopt SFAS 132 in fiscal 1999.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. It requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. The corresponding derivative gains or losses are reported based on the hedge relationship, if any, that exists. Changes in the fair value of hedges that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in earnings. Most of the general qualifying criteria for hedge accounting under SFAS 133 were derived from, and are similar to, the existing qualifying criteria in SFAS 80 "Accounting for Futures Contracts." SFAS 133 describes three primary types of hedge relationships: fair value hedge, cash flow hedge, and foreign currency hedge. SFAS 133 is required to be adopted by Banner in fiscal 2000, although, earlier application is permitted.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   In some instances, Banner and Fairchild may have competing or conflicting interests, such as in the purchase and sale of products in the ordinary course of business, the transfer of a business by one company to the other or the pursuit of business opportunities of interest to both companies. The resolution of such competing or conflicting interest has been accomplished on a case by case basis; and Fairchild's management recognizes its obligation to deal fairly and in good faith with Banner, and accordingly will exercise reasonable judgment and take the steps as they may then, under all the circumstances, deem necessary in resolving specific instances where the interests of the companies may compete or conflict. To this end, Banner has from time to time retained independent advisors, independent counsel or established special committees composed solely of outside directors, where it has determined that such action is necessary or appropriate under the circumstances. Fairchild is currently the beneficial owner of approximately 83% of the outstanding Banner common stock. Messrs. Jeffrey Steiner, CEO and director of Banner, Michael Alcox, a director of Banner, and Eric Steiner, Senior Vice President and a director of Banner are officers, directors and shareholders of Fairchild.

   Fairchild Fasteners has historically been a supplier of fasteners to Banner, and Banner has also competed with them, in the sale to some end users. All transactions between Banner and Fairchild have been on terms that are no less favorable to Banner than those that might be obtained in arms-length transactions with unaffiliated third parties. Sales to Fairchild amounted to approximately $220,000 and purchases from Fairchild amounted to approximately $13,200,000 for the fiscal year ended March 31, 1998. Due to the disposition of Banner's hardware business in January 1998 to AlliedSignal, future sales to and purchases from Fairchild are expected to decrease significantly.

   Banner entered into a lease with Fairchild on April 1, 1996 to rent approximately 10,000 square feet of office space in the Fairchild building for a term of ten years with the option to terminate the lease after five years. The annual lease rate is approximately $170,000 subject to escalation. Banner has a letter agreement with Fairchild in which Fairchild provides tax preparation and consulting services to Banner. The current annual fee for such services is approximately $103,000. Banner has a letter agreement with Fairchild pursuant to which Fairchild's in-house attorneys provide legal services to Banner. This agreement is on a month-to-month basis and Banner currently pays Fairchild $12,500 per month. As a result, Fairchild's General Counsel, Donald E. Miller, also serves as General Counsel for Banner. Banner has a letter agreement with Fairchild in which Banner provides accounting and financial reporting services to Fairchild. This agreement is on a month-to-month basis and Fairchild currently pays Banner $15,500 per month. As part of the accounting services, Mr. Juris provided on-site accounting services for a Fairchild subsidiary for approximately three months. Fairchild reimbursed Banner for Mr. Juris' salary and expenses during that period. All services are provided in the normal course of business and are on terms that are no less favorable to Banner or Fairchild, as the case may be, than those that might be obtained in arm's-length transactions with unaffiliated third parties.

   Banner is a party to several agreements with Fairchild which provide for various methods of expense sharing related to combined sales and marketing efforts to obtain customers in foreign countries. As of December 31, 1998, Banner had contributed less than $125,000 under these agreements. Fairchild and Banner have agreed to share commission income to the extent commissions exceed expenses. No commissions have been received to date.

   Under a tax indemnity agreement, Fairchild has agreed to indemnify Banner from and against any federal, state, local and foreign income, franchise, withholding and alternative minimum taxes (including interest, additions to tax and penalties with respect thereto) for periods ending on or before August 2, 1990 when 52.8% of the Banner common stock was sold in the initial public offering. Banner has agreed to pay Fairchild for any tax savings it realizes after the initial public offering as a result of adjustments to, or utilization of net operating loss or tax credit carryforwards attributable to, income tax returns for prior periods. Although Fairchild has agreed to indemnify Banner for taxes for periods ending on or before the initial public offering, the tax indemnity is not binding upon either the Internal Revenue Service or upon state, local or foreign taxing authorities, any of which are permitted to collect from Banner all relevant taxes owed by Banner and, in certain instances, by Fairchild and its subsidiaries for periods covered by the tax indemnity. The effectiveness of the tax indemnity is therefore dependent on the ability of Fairchild to pay amounts owed, if any, under the tax indemnity.

   As long as Fairchild owns 15% or more of the issued and outstanding Banner common stock, it has the unlimited right pursuant to a registration rights agreement to require Banner to use its best efforts to register, all the Banner common stock beneficially owned by Fairchild at any time and from time to time, at Fairchild's expense. In addition, Fairchild has piggyback registration rights that are subject to certain limitations.

   Banner and Fairchild have purchased a joint insurance policy which provides, among other coverages, for a combined annual aggregate limit for Banner and Fairchild of $150 million related to certain earthquake exposures. Banner and Fairchild have entered into an agreement addressing the resolution process to be applied if both companies suffer damages from earthquakes aggregating in excess of the $150 million limit. In addition, Banner and Fairchild have purchased joint aircraft product liability insurance with limits of $400 million.

   Banner prepaid hours for a chartered helicopter used from time to time for business related travel. The owner of the chartered helicopter is a company controlled by Mr. Jeffrey Steiner. Cost for such flights charged to Banner are comparable to those charged in arm's length transactions between unaffiliated third parties. Prepaid hours by Banner in fiscal 1998 were $225,000.

   On July 7, 1998, Banner's board of directors announced its approval of the purchase by Banner of up to 2.5 million shares of Fairchild Class A common stock through open market purchases. The purchases by Banner will be made from time to time depending on the market price of Fairchild, and may be subject to the requirement of obtaining the consent of Banner's senior lenders. Shares of Fairchild stock purchased by Banner may not be sold unless they are registered on a registration statement (or are sold pursuant to any applicable exemption under securities laws). Banner has the right to demand that Fairchild register such shares in order for Banner to sell them. As of December 31, 1998, Banner had purchased 1,239,750 shares of Fairchild stock at an average purchase price of $17.83. At December 31, 1998, such shares were treated as non-current available-for-sale securities and Banner recorded in stockholders' equity unrealized holding losses since inception of $1.6 million, net of tax benefits, from the decline in the market value of Fairchild stock.

   On May 11, 1998, Fairchild commenced an offer to exchange, for each properly tendered share of Banner common stock, a number of shares of Fairchild Class A common stock, equal to the quotient of $12.50 divided by $20.675, up to a maximum of 4,000,000 shares of Banner common stock. The exchange offer expired on June 9, 1998. As such, a total of 3,659,424 shares of Banner common stock were validly tendered to Fairchild in exchange for 2,212,469 shares of Fairchild Class A common stock to the tendering shareholders. As a result of the exchange offer, Fairchild's beneficial ownership of Banner common stock increased to 83.2%. Fairchild's current beneficial ownership is approximately 85.2%.

   On May 23, 1997, Banner granted all of its stockholders certain rights to purchase Banner preferred stock. On June 19, 1997, Banner issued Fairchild 3,085,885 shares of Banner preferred stock for $28.4 million.

   Banner entered into a stock exchange agreement with Fairchild, effective May 12, 1997, pursuant to which Banner could acquire Fairchild Scandinavian Bellyloading Company AB from Fairchild in exchange for 230,000 shares of Banner common stock initially. This transaction was approved by a special committee of Banner's board of directors, and was approved by Banner's stockholders at a meeting on June 18, 1997. Under the terms of the stock exchange agreement, Fairchild could terminate the agreement if it sold Fairchild Scandinavian to a third party by reason of an unsolicited offer, but Fairchild would be obligated to pay Banner a reasonable termination fee and Banner's out-of-pocket expenses. On July 1, 1997, Fairchild exercised its option to terminate the Stock Exchange Agreement. As a result, Fairchild paid Banner a termination fee of $300,000 and out-of-pocket expenses of $447,000, and also agreed to allow Banner to participate equally in future royalties from Fairchild Scandinavian, if any. For the nine months ended December 31, 1998, Banner recorded royalty income from Fairchild Scandinavian of $302,000.

   On December 20, 1996, Banner entered into an unsecured subordinated loan agreement with a wholly-owned subsidiary of Fairchild. The purpose of the subordinated loan was to provide Banner with funds for acquisitions and working capital requirements. The subordinated loan bore interest at 10.0% per annum for the period commencing on the date of the initial draw and continuing for a period of six months from the initial draw date. Thereafter, the subordinated loan bore interest at 11.2% per annum. The principal and accrued interest were deferred until the maturity date of November 15, 2003, subject to acceleration in certain events specified in the subordinated loan. A commitment fee of 1.5% per annum for six months from the initial draw date, and 3.0% per annum thereafter, was accrued and payable on the last day of each month, based on the balance outstanding. As of March 31, 1997, Banner borrowed $28.0 million under the subordinated loan, to fund the purchase by Dallas Aerospace of PB Herndon Aerospace, Inc. and other working capital requirements. The subordinated loan was repaid in June 1997 as a result of the Banner preferred stock issuance. Interest paid to Fairchild's subsidiary from December 1996 to June 1997 totaled $1.0 million.

   In February 1999, Banner acquired for cash certain marketable securities from Fairchild for an aggregate purchase price of approximately $8.5 million. The purchase price represents the market value of the marketable securities on the date of the purchase by Banner.

   On February 12, 1999, Banner and Fairchild entered into a subordinated loan agreement with Fairchild whereby Banner would loan on an unsecured basis up to $30.0 million to Fairchild. The loan bears interest at ten percent per annum payable on a maturity date of July 1, 2004. This loan agreement is subordinated to Fairchild's senior credit facility.

   In early 1999, Fairchild implemented an officer loan program in an aggregate amount of $750,000 which will allow its officers, including certain Banner officers to borrow to purchase Fairchild Class A common stock.

                     DESCRIPTION OF FAIRCHILD CAPITAL STOCK

General

   The authorized capital stock of Fairchild consists of 40,000,000 shares of Class A common stock, par value $0.10 per share, 19,218,806 of which were outstanding as of December 31, 1998, 20,000,000 shares of Class B common stock, par value $0.10 per share, 2,624,662 of which were outstanding as of December 31, 1998, and 10,000,000 shares of preferred stock, par value $0.10 per share, none of which are issued and outstanding. The Class A common stock and the Class B common stock are sometimes collectively referred to herein as the "Fairchild common stock."

Preferred Stock

   The board of directors of Fairchild is authorized, subject to the limitations prescribed by law, to provide by resolutions for the issuance of the preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix and state the voting powers, the designations, preferences and relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, applicable to the shares of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Fairchild common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Fairchild before any payment is made to the holders of shares of Fairchild common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Fairchild's securities or the removal of incumbent management. The board of directors of Fairchild, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of Fairchild common stock.

Fairchild Common Stock

   The issued and outstanding shares of Fairchild Common Stock are, and the shares of Fairchild Class A common stock being offered in the merger will be, validly issued, fully paid and nonassessable. The powers, preferences and rights of holders of Fairchild Class A common stock and Class B common stock, and the qualifications, limitations or restrictions thereof, are substantially identical, except as otherwise required by law or expressly provided in this section. Each holder of Fairchild Class A common stock is entitled to one (1) vote per share and each holder of Class B common stock is entitled to ten (10) votes per share. Except as set forth below, all actions submitted to a vote of stockholders shall be voted on by the holders of Fairchild Class A common stock and Class B common stock voting together as a single class. The holders of Fairchild Class A common stock and Class B common stock shall vote separately as classes with respect to amendments to the Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely and with respect to such other matters as may require class votes under Delaware law. Notwithstanding anything in the Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of a majority of all outstanding shares of capital stock of Fairchild entitled to vote, voting together as a single class, shall be required to authorize additional shares of Fairchild Class A common stock or Class B common stock, or upon certain proposals to issue authorized but unissued shares of Class B common stock. Class B common stock is convertible into Fairchild Class A common stock at any time at the option of the holder or automatically if at any time the number of outstanding shares of Class B common stock as reflected on the stock transfer books of Fairchild is less than 300,000. If Fairchild at any time (a) declares a stock dividend upon either class of its Fairchild Common Stock payable in shares of that same class of Fairchild Common Stock, (b) makes any distribution upon either class of its common stock payable in shares of that same class of Fairchild Common Stock, (c) subdivides its outstanding shares of either class of its Fairchild Common Stock into a greater number of shares, or (d) subdivides its outstanding shares of either class of its Fairchild Common Stock into a smaller number of shares, then and in any of such events Fairchild shall make, declare or effect a similar but ratable stock dividend, distribution or subdivision on the shares of the other class of its Fairchild common stock, but payable in shares of such other class of Fairchild common stock and only on a share for share basis. Cash dividends are payable in such relative amounts as the board of directors of Fairchild may determine; provided, however, that in no event will cash dividends payable with respect to the Class B common stock exceed fifty percent (50%) of the cash dividends payable with respect to the Fairchild Class A common stock.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock of Fairchild is ChaseMellon Shareholder Services L.L.C.

                        COMPARISON OF STOCKHOLDER RIGHTS

   Fairchild and Banner are both organized under the laws of the State of Delaware. Therefore, any differences between the rights of Fairchild stockholders and the rights of Banner stockholders arise solely from differences between each corporation's certificate of incorporation and bylaws.

   The following summary sets forth certain material differences between the rights of Fairchild stockholders and the rights of Banner stockholders and is qualified in its entirety by reference to Fairchild charter, Fairchild bylaws and Banner's Restated Certificate of Incorporation and Banner bylaws.

Voting Rights

   The holders of Fairchild Class A common stock have one vote per share and the holders of Fairchild Class B common stock have ten votes per share. Each share of Fairchild Class B common stock is convertible at any time into one share of Fairchild Class A common stock. Through control of substantially all outstanding shares of Fairchild Class B common stock, Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of Fairchild, controls a majority of the combined voting power of both classes of Fairchild common stock, which enables him to elect a majority of the directors of Fairchild and to determine the outcome of any other matter submitted to stockholders for approval, except for matters requiring approval of holders of both classes voting separately. The holders of Fairchild Class A common stock and Class B common stock vote separately as classes with respect to amendments to the certificate of incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely and with respect to such other matters as may require class votes under Delaware law. The holders of Banner common stock have one vote per share with respect to all matters submitted to a vote of the Banner stockholders.

Stockholder Proposals

   The Fairchild bylaws contain no advance notice requirements relating to stockholder proposals for business to be conducted at a stockholders' meeting, except that stockholder nominations for directors must be submitted to the Fairchild board of directors not less than 10 nor more than 60 days prior to any such meeting called for the election of directors. The Banner bylaws provide that any business that expressly requires the vote of Banner stockholders must be stated in the notice of the stockholders' meeting at which the business is proposed to be conducted.

                              SECURITIES OWNERSHIP

Ownership of Banner Capital Stock

   The table below sets forth as of January 31, 1999 the number and percentage of Banner common stock and Banner preferred stock beneficially owned by (a) each person known by Banner to own beneficially more than 5% of any class of Banner common stock and Banner preferred stock; (b) each director of Banner;
(c) the five most highly compensated executive officers of Banner; and (d) the directors and officers of Banner as a group. The persons and entities named possess sole voting power and investment power with respect to all shares shown as beneficially owned by them. As of January 31, 1999, there were 21,485,295 and 3,493,457 shares of Banner common stock and Banner preferred stock outstanding, respectively.

                            Banner Common
                                Stock              Banner Preferred Stock
                          Beneficially Owned         Beneficially Owned
                            Before Merger               Before Merger
                          ------------------------ ----------------------------
                                           Percent
                                             of                     Percent of
                            Shares          Class     Shares          Class
                          ----------       ------- -------------    -----------
Michael T. Alcox.........     14,000(1)        *             --             *
Steven L. Gerard.........     17,000(1)        *             --             *
Charles M. Haar..........     17,000(1)        *             --             *
Dimensional Funds........  1,471,000         5.9%            --             *
The Fairchild
 Corporation............. 21,253,084(2)     85.1%      3,413,110(2)      97.7%
Philippe Hercot..........     17,000(1)        *             --             *
Michael D. Herdman.......      6,000(1)        *             --             *
Eugene W. Juris..........    103,569(1)(3)     *           3,069(3)         *
Bradley T. Lough.........     19,250(1)        *             --             *
Warren D. Persavich......    154,104(1)        *           1,104            *
Dr. Eric I. Steiner......     57,500(1)        *             --             *
Jeffrey J. Steiner....... 21,703,073(1)(4)  86.9%      3,432,821(4)      98.3%
Leonard Toberoff.........     17,000(1)        *             --             *
All directors and
 officers of Banner as a
 group (11 persons)...... 22,125,496        88.6%      3,436,994         98.4%

--------
*  Represents less than one percent (1%).
(1) Includes exercisable stock options for Banner common stock, as follows: M. Alcox, 7,000 shares; S. Gerard, 7,000 shares; C. Haar, 7,000 shares; P. Hercot, 17,000 shares; M. Herdman, 6,000 shares; E. Juris, 86,500 shares;
    B. Lough, 19,250 shares; W. Persavich, 131,000 shares; E. Steiner, 42,500 shares; J. Steiner, 321,667 shares; L. Toboroff, 7,000 shares; all directors and officers as a group, 651,917 shares.
(2) Includes shares held by Fairchild and its wholly-owned subsidiaries. 17,406,574 of such shares of Banner common stock and 3,413,110 of such shares of Banner preferred stock have been pledged by Fairchild or its subsidiaries as collateral for a loan facility, and 433,400 shares have been pledged by Fairchild or its subsidiaries as collateral under an escrow agreement with BTR Dunlop Holdings, Inc., a wholly-owned subsidiary of BTR plc.
(3) Includes (a) 1,500 shares of Banner common stock held in a Self Directed IRA Account; (b) 12,500 shares of Banner common stock held by the spouse of
    E. Juris; and (c) 3,069 shares of Banner preferred stock held by the spouse of E. Juris.
(4) Includes (a) 3,611 shares of Banner common stock owned by J. Steiner through Banner's Profit Sharing/401(k) plan; (b) 105,000 shares of Banner common stock held by J. Steiner; (c) 19,711 shares of Banner preferred stock immediately convertible to Banner common stock held by J. Steiner; and (d) 321,667 shares of Banner common stock issuable upon the exercise of options held by J. Steiner. Also includes 17,839,974 shares of Banner common stock and 3,413,110 shares of Banner preferred stock owned directly or indirectly by Fairchild; Mr. Steiner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Ownership of Fairchild Class A Common Stock by Directors and Executive Officers of Banner

   The table below sets forth as of January 31, 1999 the number and percentage of Fairchild Class A common stock and Class B common stock beneficially owned by (a) each person known by Banner to own beneficially more than 5% of any class of Banner common stock and Banner preferred stock; (b) each director of Banner; (c) the five most highly compensated executive officers of Banner; and
(d) the directors and officers of Banner as a group. The persons and entities named possess or control sole voting power and investment power with respect to all shares shown below. As of January 31, 1999, there were 19,222,606 and 2,624,062 shares of Fairchild Class A common stock and Class B common stock outstanding, respectively.

                                      Before the Merger                               After the Merger
                          ----------------------------------------------  ----------------------------------------------
                          Class A Common Stock    Class B Common Stock    Class A Common Stock    Class B Common Stock
                          ----------------------  ----------------------  ----------------------  ----------------------
                                        Percent                 Percent                 Percent                 Percent
                          Shares(1)    of Class   Shares(1)    of Class   Shares(1)    of Class   Shares(1)    of Class
                          ------------ ---------  ------------ ---------  ------------ ---------  ------------ ---------
Michael T. Alcox........        47,876         *           600         *        57,811         *           600         *
Steven L. Gerard........           100         *           --          *        12,165         *           --          *
Charles M. Haar.........           --          *           --          *        12,065         *           --          *
Dimensional Funds.......           --          *           --          *     1,043,935       4.8%          --          *
Philippe Hercot.........        10,000         *           --          *        22,065         *           --          *
Michael D. Herdman......           --          *           --          *         4,258         *           --          *
Eugene W. Juris.........           --          *           --          *        98,645         *           --          *
Bradley T. Lough........           --          *           --          *        26,968         *           --          *
Warren D. Persavich.....           --          *           --          *       151,944         *           --          *
Dr. Eric I. Steiner.....       171,915         *        15,000         *       212,721       1.0%       15,000         *
Jeffrey J. Steiner......     6,585,499      29.4%    2,938,996      98.0%    7,021,950      31.2%    2,938,996      98.0%
Leonard Toboroff........           --          *           --          *        12,065         *           --          *
All directors and
 officers of Banner as a
 Group..................     6,816,390      34.8%    2,954,596      98.5%    8,678,100      37.8%    2,954,596      98.5%

--------
*Represents less than one percent.
(1) The Fairchild Class A common stock column includes shares of Class B common stock, which are immediately convertible into Fairchild Class A common stock on a share-for-share basis. Options which are exercisable immediately or within sixty days after January 15, 1998 appear in the Fairchild Class A common stock column. Certain warrants that may be deemed to be owned by Jeffrey J. Steiner are exercisable into either Fairchild Class A common stock or Class B common stock and appear in both Fairchild Class A common stock and Class B common stock columns.

                 MANAGEMENT OF BANNER AND SURVIVING CORPORATION

   The directors and officers of Banner are expected to be replaced immediately after the effective time of the merger with designees of Fairchild.

Directors of Banner

   Set forth below are the names of each person who is a director of Banner and
(a) the present principal occupation or employment of each such person and the name and principal business of the corporation or other organization in which such occupation or employment of each such person is conducted, and (b) the material occupations, positions, offices and employment and the name and principal business of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years.

Name and Age                   Principal Occupations

Michael T. Alcox, 51.........  Michael T. Alcox has served as a director of
                               Banner since 1990. Mr. Alcox serves as a Vice President of Fairchild, but has not been employed by Fairchild on a full time basis since September 1996. From 1987 through September 1996 he served as Senior Vice President and Chief Financial Officer of Fairchild. He presently serves as a Vice President of Fairchild, not employed on a full time basis. Mr. Alcox also owns and operates travel and real estate businesses. Mr. Alcox is a director of Fairchild.
Steven L. Gerard, 53.........  Steven L. Gerard has served as a director of
                               Banner since 1992. Mr. Gerard is Chairman and Chief Executive Officer of Great Point Capital, Inc. From September 1992 to August 1997, Mr. Gerard served as the Chairman and the Chief Executive Officer of Triangle Wire and Cable, Inc., a manufacturer of insulated wire and cable, and its successor, Ocean View Capital, Inc. Mr. Gerard is also a director of U.S. Home Corp.

Charles M. Haar, 78..........  Charles M. Haar has served as a director of
                               Banner since 1992. He has been a professor of law at Harvard University since 1956. He has served as a consultant to Skadden, Arps, Slate, Meagher & Flom for more than the past five years. Professor Haar is a director of American Health Properties.

Philippe Hercot, 32..........  Philippe Hercot has served as a director of
                               Banner since 1995. He has served as a managing partner for Capital Industrie & Associes, a Paris, France based investment and consulting firm, since May 1997. Prior thereto, he was employed by Apax Partners, an investment company, as an associate from September 1996 to April 1997 and by Donaldson, Lufkin & Jenrette, an investment banking firm, as an associate from August 1993 to August 1996. He is a director of Medicis S.A., Decibel France S.A. and Sofilma S.A. Mr. Hercot is the son-in-law of Mr. Jeffrey J. Steiner.

Michael D. Herdman, 48.......  Michael D. Herdman has served as a director of
                               Banner since October 1997. He has served as Senior Vice President of American National Can for Beverage Cans Europe/Asia Pacific since January 1997. Prior thereto, he was responsible for the European beverage can activities since its formation in 1991.

Name and Age                   Principal Occupations

Warren D. Persavich, 46......  Warren D. Persavich has served as Senior Vice
                               President and Chief Operating Officer of Banner since May 1998 and as a Director of Banner since 1990. Prior thereto, he served as Senior Vice President and Chief Financial Officer of Banner from June 1990 to May 1998.

Dr. Eric I. Steiner, 36......  Dr. Eric I. Steiner has served as Senior Vice
                               President of Banner since May 1997 and as a Director of Banner since 1992. He has served as President of Fairchild since November, 1998 and Chief Operating Officer of Fairchild since November 1996. Prior thereto he served as Executive Vice President of Fairchild between November 1996 and November 1998 and Senior Vice President--Operations of Fairchild between May 1992 and November 1996. He has also served as President of Fairchild Fasteners, a division of a Fairchild subsidiary, since February 1995. Dr. Steiner is a director of Fairchild. Dr. Eric I. Steiner is the son of Mr. Jeffrey J. Steiner.

Jeffrey J. Steiner, 61.......  Jeffrey J. Steiner has served as Chairman of the Board, Chief Executive Officer and
                               President of Banner since September 1993. He has served as Chairman of the Board and Chief Executive Officer of Fairchild for more than the past five years. He is a director of The Copley Fund. Mr. Jeffrey J. Steiner is the father of Dr. Eric I. Steiner and the father-in-law of Mr. Philippe Hercot.

Leonard Toboroff, 66.........  Leonard Toboroff has served as a Director of
                               Banner since 1992. He has served as Executive Vice President and a director of Riddell Sports, Inc., a manufacturer and licenser of sports equipment, since April 1988. He has also served as a Vice President and the Vice Chairman of the Board of Allis-Chalmers Corporation, a holding company, since May 1988. For more than the past five years, Mr. Toboroff has been a private investor. Mr. Toboroff is a director of Engex Corp. and Saratoga Beverages, Inc.

Executive Officers of Banner

   Set forth below is certain information about each executive officer of Banner who is not a director of Banner, based on information supplied by him, including his name, age and principal occupations during the past five years. All of the executive officers of Banner are elected by the board of directors to serve until the next annual meeting of the Banner board of directors and until their successors are elected and qualified.

Name and Age                   Principal Occupations

Eugene W. Juris, 40..........  Eugene W. Juris has served as Vice President and Chief Financial Officer since May 1998.
                               Prior thereto, he served as Vice President--
                               Finance and Secretary of Banner from September 1993 to May 1998.

Bradley T. Lough, 33.........  Bradley T. Lough has served as Secretary of
                               Banner since May 1998 and as Treasurer of Banner since August 1993.

Other Information

   Articles have appeared in the French press reporting an inquiry by a French magistrate into certain allegedly improper business transactions involving Elf Acquitaine, a French petroleum company, its former chairman and various third parties, including Maurice Bidermann. In connection with this inquiry, the magistrate has made inquiry into allegedly improper transactions between Mr. Jeffrey J. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted written statements concerning the transactions and appeared in person before the magistrate and others. Mr. Steiner, who has been put under examination (mis en examen), by the magistrate, with respect to this matter, has not been charged.

   Mr. Steiner appeared before the Tribunal de Grande Instance de Paris to answer a charge of knowingly benefiting in 1990 from a misuse by Mr. Bidermann of corporate assets of Societe Generale Mobiliere et Immobiliere, a French corporation in which Mr. Bidermann is believed to have been the sole shareholder. Mr. Steiner has been assessed a fine of two million French Francs in connection therewith. Both Mr. Steiner and the prosecutor (parquet) have appealed the decision.

                      PROPOSALS BY STOCKHOLDERS OF BANNER

   If the merger is consummated, there will be no public stockholders of Banner and no public participation in any future meetings of stockholders of Banner. However, if the merger is not consummated, Banner's public stockholders will continue to be entitled to attend and participate in Banner's stockholder meetings. If the merger is not consummated, any proposals by stockholders intended to be presented at the 1999 annual meeting must be received by Banner no later than April 16, 1999 in order to be considered by the board of directors of Banner for inclusion in Banner's 1999 proxy statement. In order for a stockholder to nominate a candidate for director, under Banner's bylaws, timely notice of the nomination must be received by Banner in advance of the meeting. Ordinarily, such notice must be received not less than 30 nor more than 60 days before the meeting (but if Banner gives less than 40 days' notice of the meeting, then such notice must be received prior to the meeting and within 10 days after notice of the meeting is mailed or other public disclosure of the meeting is made). The stockholder filing the notice of nomination must describe various matters regarding the nominee, including such information as name, address, occupation and shares held.

   In order for a stockholder to bring other business before a stockholder meeting, timely notice must be received by Banner. Such notice must include a description of the proposed business, the reasons therefor, and other specific matters. These requirements are separate from and in addition to the requirements a stockholder must meet to have a proposal considered for inclusion in Banner's 1999 proxy statement. In each case, the notice must be given to the Secretary of Banner, whose address is 45025 Aviation Drive, Suite 300, Dulles, VA 20166. Any stockholder desiring a copy of Banner's bylaws will be furnished one without charge upon written request of the Secretary.

                                    EXPERTS

   The consolidated financial statements of Fairchild as of June 30, 1997 and 1998 and for the three years in the period ended June 30, 1998 incorporated by reference in this proxy statement/prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. The consolidated financial statements of Banner as of March 31, 1997 and 1998, and for each of the three years in the period ended March 31, 1998 included in this proxy statement/prospectus, and registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report. The consolidated financial statements of Edwards and Lock Management Corporation, doing business as Special-T Fasteners, as of March 31, 1997 and 1996 and for the three years in the period ended March 31, 1997 incorporated by reference in this proxy statement/prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereto, and are incorporated by reference upon the authority of said firm as experts in giving said reports. The financial statements of Nacanco Paketleme Sanayi ve Ticaret A.S. for the three years ended December 31, 1997 have been audited by Basaran Serbest Muhasebeci Mali Musavirlika A.S., independent public accountants, as indicated in their report with respect thereto and are incorporated by reference in reliance upon the authority of the firm as experts in giving the report.

                                 LEGAL MATTERS

   The validity of Fairchild Class A common stock to be issued in the merger will be passed upon for Fairchild by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                 OTHER MATTERS

   As of the date of this proxy statement/prospectus, the board of directors of Banner knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. However, if any other matter shall come before the special meeting or any adjournments or postponements thereof and shall be voted upon, the proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any such matters that fall within the purposes set forth in the Notice of Special Meeting. It is expected that representatives of Arthur Andersen LLP will be present at the special meeting to respond to questions of stockholders of Banner.

                             BANNER AEROSPACE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Annual Financial Statements:
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets...............................................  F-3
Consolidated Income Statements............................................  F-4
Consolidated Statements of Stockholders' Equity...........................  F-5
Consolidated Statements of Cash Flows.....................................  F-6
Notes to Consolidated Financial Statements................................  F-7
Consolidated Interim Financial Statements:
Consolidated Balance Sheets at December 31, 1998 and March 31, 1998....... F-23
Consolidated Statements of Income and Comprehensive Income for the nine months ended
   December 31, 1998 and 1997............................................. F-24
Consolidated Statements of Income and Comprehensive Income for the three months ended
   December 31, 1998 and 1997............................................. F-25
Consolidated Statements of Cash Flows for the nine months ended
   December 31, 1998 and 1997............................................. F-26
Notes to Summarized Financial Information................................. F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors,
Banner Aerospace, Inc.:

   We have audited the accompanying consolidated balance sheets of Banner Aerospace, Inc. (a Delaware corporation) and Subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banner Aerospace, Inc. and Subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                             Arthur Andersen LLP

Washington, D.C.
May 20, 1998 (Except with respect to the matters discussed in Note 16, as to which the date is January 14, 1999)

            CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            MARCH 31, 1998 AND 1997

                     (In Thousands)                         1998       1997
                     --------------                       ---------  ---------
                         ASSETS
Current Assets:
  Receivables, less allowances of $2,881 in 1998 and
   $4,420 in 1997........................................ $  48,046  $  64,382
  Inventories............................................   122,236    253,781
  Future tax benefits....................................        --     11,307
  Other..................................................    29,741     11,375
                                                          ---------  ---------
                                                            200,023    340,845
                                                          ---------  ---------
Property, Plant and Equipment, at cost:
  Land...................................................        15        453
  Buildings and improvements.............................     2,430      9,519
  Machinery and equipment................................     8,056     19,408
                                                          ---------  ---------
                                                             10,501     29,380
  Accumulated depreciation...............................    (6,008)   (14,046)
                                                          ---------  ---------
                                                              4,493     15,334
                                                          ---------  ---------
Other Assets:
  Investments............................................   206,626         --
  Cost in excess of net tangible assets of purchased
   businesses, net.......................................    12,292     33,003
  Other..................................................     1,776      4,719
                                                          ---------  ---------
                                                            220,694     37,722
                                                          ---------  ---------
    Total assets......................................... $ 425,210  $ 393,901
                                                          =========  =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt................... $      --  $     301
  Accounts payable.......................................    27,431     38,864
  Accrued salaries.......................................     2,568      5,968
  Other..................................................    44,626     25,054
                                                          ---------  ---------
                                                             74,625     70,187
                                                          ---------  ---------
Long-Term Liabilities:
  Long-term debt, less current maturities................    48,900    165,148
  Deferred federal and state income tax..................    41,194         --
  Other..................................................     2,381      8,371
                                                          ---------  ---------
                                                             92,475    173,519
                                                          ---------  ---------
    Total liabilities....................................   167,100    243,706
                                                          ---------  ---------
Stockholders' Equity:
  Preferred stock; $.01 par value, 10,000 shares
   authorized, 3,810 issued and outstanding at March 31,
   1998 and no shares authorized, issued and outstanding
   at March 31, 1997.....................................        38         --
  Common stock; $1.00 par value, 50,000 shares
   authorized, 23,642 shares issued, 21,395 shares
   outstanding, at March 31, 1998 and 30,000 shares
   authorized, 23,420 shares issued and outstanding at
   March 31, 1997........................................    23,642     23,420
  Less: treasury stock at cost, 2,247 shares held in
   treasury at March 31, 1998............................   (23,331)       --
  Paid-in capital........................................   150,460    113,236
  Retained earnings......................................    93,046     13,539
  Accumulated other comprehensive income.................    14,255         --
                                                          ---------  ---------
                                                            258,110    150,195
                                                          ---------  ---------
    Total liabilities and stockholders' equity........... $ 425,210  $ 393,901
                                                          =========  =========

The accompanying notes to consolidated financial statementsare an integral part of these consolidated balance sheets.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

      (In Thousands Except Per Share Data)          1998      1997      1996
      ------------------------------------        --------  --------  --------
Net sales.......................................  $420,323  $389,111  $287,880
                                                  --------  --------  --------
Cost of goods sold..............................   305,385   279,041   209,609
Selling, general and administrative.............    87,296    84,557    64,704
                                                  --------  --------  --------
  Operating income..............................    27,642    25,513    13,567
Non-recurring income............................   124,041        --        --
Interest expense, net...........................   (13,960)  (13,090)  (10,972)
                                                  --------  --------  --------
  Income from operations before taxes on
   income.......................................   137,723    12,423     2,595
Provision for taxes.............................    56,182     4,970     1,040
                                                  --------  --------  --------
Net income......................................  $ 81,541  $  7,453  $  1,555
                                                  --------  --------  --------
Preferred stock dividends.......................    (2,034)       --        --
                                                  --------  --------  --------
Net income available to common shareholders.....  $ 79,507  $  7,453  $  1,555
                                                  ========  ========  ========
Basic earnings per common share.................  $   3.46  $   0.32  $   0.09
                                                  ========  ========  ========
Diluted earnings per common share...............  $   3.10  $   0.31  $   0.08
                                                  ========  ========  ========
Weighted average number of shares outstanding --
 basic..........................................    22,995    23,408    18,283
Weighted average number of shares outstanding --
 diluted........................................    26,333    23,673    18,296
Net income......................................  $ 81,541  $  7,453  $  1,555
Other comprehensive income:
Unrealized gain on available-for-sale securities
 (net of tax of $9,113).........................    14,255        --        --
                                                  --------  --------  --------
Comprehensive income............................  $ 95,796  $  7,453  $  1,555
                                                  ========  ========  ========


            The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                                           Accumulated
                                                                              Other
                          Preferred Common  Treasury  Paid-In   Retained  Comprehensive
(In Thousands)              Stock    Stock   Stock    Capital   Earnings     Income      Total
--------------            --------- ------- --------  --------  --------  ------------- --------
Balance, March 31,
 1995...................    $ --    $18,002 $     --  $ 84,971  $ 4,531      $    --    $107,504
 Exercise of stock
  options...............      --          4       --        17       --           --          21
 Acquisition of Harco...      --      5,387       --    28,136       --           --      33,523
 Net income.............      --         --       --        --    1,555           --       1,555
                            ----    ------- --------  --------  -------      -------    --------
Balance, March 31,
 1996...................      --     23,393       --   113,124    6,086           --     142,603
 Exercise of stock
  options...............      --         27       --       112       --           --         139
 Net income.............      --         --       --        --    7,453           --       7,453
                            ----    ------- --------  --------  -------      -------    --------
Balance, March 31,
 1997...................      --     23,420       --   113,236   13,539           --     150,195
 Issuance of preferred
  stock.................      37         --       --    33,839       --           --      33,876
 Exercise of stock
  options...............      --        218       --     1,135       --           --       1,353
 Purchase of common
  stock.................      --         --  (23,331)       --                    --     (23,331)
 Conversion of stock....      --          4       --        (4)      --           --          --
 Acceleration of stock
  option vesting........      --         --       --       221       --           --         221
 Unrealized holding gain
  from available-for-
  sale securities.......      --         --       --        --       --       14,255      14,255
 Dividends..............       1         --       --     2,033   (2,034)          --          --
 Net income.............      --         --       --        --   81,541           --      81,541
                            ----    ------- --------  --------  -------      -------    --------
Balance, March 31,
 1998...................    $ 38    $23,642 $(23,331) $150,460  $93,046      $14,255    $258,110
                            ====    ======= ========  ========  =======      =======    ========


          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

(In Thousands)                                     1998       1997      1996
--------------                                   ---------  --------  --------
Cash Flows Provided By (Used For) Operating
 Activities
  Net income.................................... $  81,541  $  7,453  $  1,555
  Adjustments to reconcile net income to net
   cash provided by (used for) operating
   activities:
    Depreciation and amortization...............     4,951     4,795     3,435
    Gain on disposition of businesses...........  (124,041)      --        --
    Change in receivables.......................   (37,880)   (5,599)  (16,270)
    Change in inventories.......................   (56,206)  (37,519)  (17,513)
    Change in payables and accrued liabilities..    18,717     3,492    33,294
    Change in other accounts....................    27,881    (5,314)   (1,817)
                                                 ---------  --------  --------
      Net cash provided by (used for) operating
       activities...............................   (85,037)  (32,692)    2,684
                                                 ---------  --------  --------
Cash Flows Used For Investing Activities:
  Acquisition of property, plant and equipment..    (4,587)   (4,600)   (8,505)
  Business acquisitions, net of cash acquired...       --    (15,789)      --
                                                 ---------  --------  --------
      Net cash used for investing activities....    (4,587)  (20,389)   (8,505)
                                                 ---------  --------  --------
Cash Flows Provided By Financing Activities:
  Proceeds from borrowings......................   112,775   103,000    78,600
  Repayments of debt............................   (35,049)  (50,058)  (74,750)
  Proceeds from issuance of preferred stock.....    33,876       --        --
  Purchase of treasury stock....................   (23,331)      --        --
  Exercise of stock options.....................     1,353       139        21
                                                 ---------  --------  --------
      Net cash provided by financing
       activities:..............................    89,624    53,081     3,871
                                                 ---------  --------  --------
Net Increase (Decrease) In Cash.................       --        --     (1,950)
Cash, Beginning Of Period.......................       --        --      1,950
                                                 ---------  --------  --------
Cash, End Of Period............................. $     --   $    --   $    --
                                                 =========  ========  ========
Supplemental Cash Flow Information
  Interest paid................................. $  13,543  $ 11,326  $  8,504
  Income taxes paid (net of refunds)............     5,649     6,854     2,188

  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (In Thousands Of Dollars Except Per Share Data)

1. Summary of Operations and Significant Accounting Policies:

  Organization and Operations

   Prior to an initial public offering on August 1, 1990, Banner Aerospace, Inc. ("Banner") was a wholly-owned subsidiary of The Fairchild Corporation ("Fairchild"). As a result of the initial public offering, Fairchild's indirect beneficial ownership of Banner's Common Stock was reduced from 100.0% to 47.2%. However, as a result of the additional shares of Banner's Common Stock issued in connection with the acquisition of Harco, Inc. in fiscal 1996, Fairchild became the majority owner of Banner and owned 59.3% of Banner's Common Stock as of March 31, 1997 (refer to Note 3 in the notes to consolidated financial statements). In January 1998, Banner repurchased 2,246,967 shares of its own Common Stock for a total cost of $23,331 which increased Fairchild's ownership to 66.3% at the end of fiscal 1998. On June 9, 1998, Fairchild completed an Exchange Offer pursuant to which it acquired 3,659,424 shares of Banner's Common Stock in exchange for shares of Fairchild Class A Common Stock (the "Exchange Offer"). As a result of the Exchange Offer, Fairchild's beneficial ownership of Banner's Common Stock increased to 85.4% (refer to Note 16 in the notes to consolidated financial statements).

   Banner is an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Banner's products are divided into two product groups: rotables and engines. Banner's hardware product group, which included bearings, nuts, bolts, screws, rivets and other types of fasteners, was disposed of as part of a business combination completed on January 13, 1998 (refer to Note 2 in the notes to consolidated financial statements). Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines, engine parts and engine leasing for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides a number of services such as immediate shipment of parts in aircraft on ground ("AOG") situations and customer tailored inventory management programs. Banner also provides both long-term and short-term engine leasing services to commercial airlines and air cargo carriers. Through its subsidiaries, Banner sells its products in the United States and abroad to most of the world's commercial airlines and air cargo carriers, as well as other distributors, fixed-based operations, corporate aircraft operators and other aerospace and non-aerospace companies.

  Fiscal Year

   The fiscal year ("fiscal") of Banner ends March 31. All references herein to "1998," "1997" and "1996" mean the fiscal years ended March 31, 1998, 1997 and 1996.

  Principles of Consolidation

   The accompanying consolidated balance sheet includes the accounts of all Banner's subsidiaries as of March 31, 1998:

        Banner Aerospace-Singapore, Inc.
        DAC International, Inc.
        Dallas Aerospace, Inc.
        Georgetown Jet Center, Inc.
        Matrix Aviation, Inc.
        NASAM Incorporated
        Professional Aviation Associates, Inc.
        Solair, Inc.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   As a result of the disposition of certain subsidiaries (refer to Note 2 in the notes to consolidated financial statements), the operating results of the following operating subsidiaries were included in the accompanying consolidated financial statements until January 1998:

        Adams Industries, Inc.
        Aerospace Bearing Support, Inc.
        Aircraft Bearing Corporation
        BAI, Inc.
        Banner Distribution, Inc.
        Burbank Aircraft Supply, Inc.
        Harco, Inc.
        PacAero
        PB Herndon Aerospace, Inc.

   All significant intercompany accounts and transactions between the consolidated subsidiaries have been eliminated.

  Inventories

   Inventories consist of finished goods and are stated at the lower of cost or market. Banner's subsidiaries use various cost methods for inventory including specific identification and first-in, first-out ("FIFO").

  Deferred Loan Costs

   Deferred loan costs associated with various debt issues are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these loan costs for fiscal 1998, 1997 and 1996 was $923, $948 and $589, respectively.

  Property, Plant and Equipment

   For financial reporting purposes, the policy of Banner is to provide for depreciation of property, plant and equipment, principally by the straight-line method, at annual rates sufficient to amortize the cost of the assets during their estimated useful lives. For tax purposes, Banner generally uses accelerated depreciation methods.

   Major classes of assets and their depreciable lives are as follows:

        Buildings and improvements.............................. 10-33 1/3 Years
        Machinery and equipment.................................      3-10 Years

   Maintenance and repair expenditures are charged to expense as incurred, and expenditures for significant improvements and major renewals are capitalized. The carrying amounts of assets which are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gains or losses are reflected in income. Such gains and losses were not significant in fiscal 1998, 1997 or 1996.

Long-Lived Assets

     In fiscal 1997, Banner adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Banner reviews its long-lived assets, including property, plant and equipment,

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets Banner evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment is measured based on the difference between the carrying amount of the assets and fair value. The implementation of SFAS 121 did not have a material effect on Banner's consolidated results of operations.

  Fair Value of Financial Instruments

   Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that imposes an obligation to deliver cash or other financial instruments to a second party. The carrying amounts of current assets and current liabilities in the accompanying financial statements approximate fair value due to the short maturity of these instruments. The carrying amount of investments are marked to market value. Long-term debt approximates fair value at March 31, 1998, as the debt bears a variable interest rate.

  Revenue Recognition

   Sales and related cost of sales are recognized primarily upon shipment of products and performance of services. Sales and related cost of sales on long-term contracts are recognized as products are delivered and services are performed, determined by the percentage of completion method based on the relationship of costs incurred to date to estimated total costs under the respective contracts. Lease revenue is recognized as earned.

  Amortization

   The amounts included in the accompanying consolidated balance sheets as "Cost in excess of net tangible assets of purchased businesses, net" are primarily amortized over 40 years. Amortization expense was $1,018, $912 and $575 in fiscal 1998, 1997 and 1996, respectively. Accumulated amortization at March 31, 1998 and 1997 was $4,290 and $7,637, respectively.

  Earnings Per Common Share

   Effective December 31, 1997, Banner adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement replaces the previously reported primary and fully diluted earnings per common share with basic earnings per common share and diluted earnings per common share. Unlike primary earnings per common share, basic earnings per common share excludes any dilutive effects of stock options. All earnings per common share have been restated to conform to the requirements of SFAS 128.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   Following is a reconciliation of the computations of basic earnings per common share and diluted earnings per common share for the years ended March 31, 1998 and 1997.

                                                                 For the Year
                                                                Ended March 31,
                                                                ---------------
                (In Thousands, Except Per Share Data)            1998    1997
                -------------------------------------           ------- -------
      Basic Earnings Per Common Share:
        Net income available to common shareholders............ $79,507 $ 7,453
        Weighted average shares outstanding....................  22,995  23,408
                                                                ------- -------
          Basic earnings per common share...................... $  3.46 $  0.32
                                                                ======= =======

      Diluted Earnings Per Common Share:
        Net income............................................. $81,541 $ 7,453
        Weighted average shares outstanding....................  22,995  23,408
        Incremental shares due to assumed conversion of
         preferred stock:......................................   2,975     --
        Incremental shares due to assumed exercise and
         repurchase of stock options...........................     363     265
                                                                ------- -------
                                                                 26,333  23,673
                                                                ------- -------
          Diluted earnings per common share.................... $  3.10 $  0.31
                                                                ======= =======

   Options to purchase 60,000 and 100,000 shares of common stock were outstanding, but were not included in the computation of diluted earnings per common share because the options' exercise price was greater than the average market price of common shares for the twelve months ended March 31, 1998 and 1997, respectively.

   Effective December 31, 1997, Banner adopted Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("FAS 129"). This statement establishes standards for disclosing information about an entity's capital structure. Banner's Preferred Stock pays annual dividends of additional Preferred Stock at 7.5% per annum of the liquidation value of $9.20 per share. Each share of Preferred Stock is convertible into one share of Common Stock at any time; however, all shares not previously converted will automatically be converted into Common Stock on the fifth anniversary of the date of initial issuance of the Preferred Stock (June 19, 2002). The Preferred Stock has no voting rights.

  Comprehensive Income

   Effective March 31, 1998, Banner adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements.

  Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


  Reclassifications

   Certain amounts in fiscal 1997 and 1996 have been reclassified to conform to the fiscal 1998 presentation.

  Recently Issued Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires that a public company report certain information about its operating segments in annual and interim financial reports. Banner currently operates in only one reportable segment.

   In February 1998, FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132"), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pension and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. Banner will adopt SFAS 132 in fiscal 1999.

2. Dispositions:

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of its hardware companies and PacAero unit (the "Hardware Business") to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers") in exchange for unregistered shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Hardware Business Disposition"). The determination of the number of AlliedSignal Inc. shares received by Banner was based on the average closing price of such stock on the New York Stock Exchange for a period of twenty days preceding the closing. The Hardware Business consisted of the following companies: Adams Industries, Inc., Aerospace Bearing Support, Inc., Aircraft Bearing Corporation, Banner Distribution, Inc., Burbank Aircraft Supply, Inc., Harco, Inc., PB Herndon Aerospace, Inc. (which collectively comprise Banner's hardware business), Banner Aerospace Services, Inc. (which transferred only those assets related to the Hardware Business) and PacAero. The purchase price received for the Hardware Business was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Hardware Business to the Buyers. Such estimated closing date balance sheet is subject to review by the parties, and the purchase price will be adjusted (up or down) based on the net worth as reflected on the final closing date balance sheet. The assets transferred to the Buyers consist primarily of Banner's hardware business, which includes the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $194,000 of the common stock received from the Buyers was used to repay outstanding term loans and a portion of the revolver balance of Banner's subsidiaries and related fees. The remaining investment in AlliedSignal Inc. common stock has been accounted for as an available-for-sale security. Banner effected the Hardware Business Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Hardware Business Disposition presented a unique opportunity to realize a significant return. As a result of the Hardware Business Disposition and the repayment of outstanding term loans and a portion of the revolver balance, Banner recorded non-recurring income of $124,041 for the twelve months ended March 31, 1998.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   On January 2, 1998, Banner disposed of BAI, Inc. ("BAI") through a stock purchase agreement. Banner did not realize a material gain on the transaction.

   The following unaudited pro forma table illustrate consolidated sales and operating income of Banner's operations, on a pro forma basis for the twelve months ended March 31, 1998, 1997 and 1996 to give effect to the disposition of substantially all of the assets and certain liabilities of the Hardware Business and BAI for the past three years. The unaudited pro forma consolidated financial information is based on the historical financial information of Banner for the twelve months ended March 31, 1998, 1997 and 1996. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what earnings and results of operations would have been had Banner disposed of the Hardware Business and BAI the beginning of the periods presented, nor is such information intended necessarily to be indicative of the future results of operations that may occur.

                  UNAUDITED SUPPLEMENTAL PRO FORMA INFORMATION

            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996
                                 (In Thousands)

                                                       1998     1997     1996
                                                     -------- -------- --------
Net sales........................................... $212,757 $162,737 $125,737
Cost of goods sold..................................  164,283  125,728   98,879
                                                     -------- -------- --------
Gross profit........................................   48,474   37,009   26,858
Selling, general and administrative.................   37,420   31,623   26,778
                                                     -------- -------- --------
Operating income.................................... $ 11,054 $  5,386 $     80
                                                     ======== ======== ========

3. Acquisitions:

   On January 16, 1997, Banner, through its subsidiary Dallas Aerospace, Inc., consummated the acquisition of PB Herndon Aerospace ("PB Herndon") by acquiring 100.0% of the outstanding stock of PB Herndon from the shareholders of PB Herndon ("Sellers"), effective October 1996. PB Herndon, located near St. Louis, Missouri, is a distributor of specialty fasteners and other aerospace related components. At closing, the cash purchase price of $14,700 was paid to the Sellers. The purchase price was based upon PB Herndon's net assets as of September 30, 1996 plus capital contributions made by the Sellers after August 31, 1996. In addition, Banner loaned $1,300 to PB Herndon to repay loans made from the Sellers to PB Herndon. To finance the acquisition of PB Herndon, Banner borrowed $16,000 under a subordinated loan agreement (refer to Note 7 in the notes to the consolidated financial statements) from RHI Holdings, Inc. ("RHI"), which is a wholly-owned subsidiary of Fairchild. This acquisition was accounted for Using the purchase method of accounting. The excess of the purchase price over the net tangible assets acquired was being amortized over 40 years. PB Herndon was one of Banner's subsidiaries divested as part of the Hardware Business Disposition (refer to Note 2 in the notes to the consolidated financial statements). The results of operations of PB Herndon have been included in the consolidated results from April 1, 1997 up to the closing of the Hardware Business Disposition.

   In March 1996, Banner acquired Harco, Inc. ("Harco") from Fairchild. Harco is an authorized stocking distributor of precision fasteners to the aerospace industry and is located in El Segundo, California. The acquisition of Harco was effected through the issuance of 5,386,477 shares of Banner's Common Stock in exchange for 100% of the outstanding shares of Harco. The issuance of Banner's Common Stock was based on an average price per share of $6.075 resulting in a total value of $32,723. This acquisition was accounted for

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

using the purchase method of accounting as applied to simultaneous common control mergers. The excess of the purchase price over the net tangible assets acquired was being amortized over 40 years. Harco was one of Banner's subsidiaries divested as part of the Hardware Business Disposition (refer to Note 2 in the notes to consolidated financial statements). The results of operations of Harco have been included in the consolidated results as of March 1, 1996 up to the closing of the Hardware Business Disposition.

4. Notes Payable and Long-Term Debt:

   At March 31, 1998 and 1997, notes payable and long-term debt consisted of the following:

                                                           Weighted Average
                                                            Interest Rates
                                                           ----------------
                                           1998     1997     1998       1997
                                          ------- -------- --------   --------
   Senior Bank Loans:
    Term.................................  $      $114,350      9.3%       9.2%
    Revolver.............................  48,900   19,900      9.3%       9.2%
   Subordinated debt.....................      --   28,000      8.4%       8.4%
   Other debt............................      --    2,419      7.5%       7.0%
   Capital leases........................      --      780      8.2%       8.4%
                                          ------- -------- --------   --------
                                           48,900  165,449      9.3%       9.1%
                                                           ========   ========
   Less: Current maturities..............      --      301
                                          ------- --------
   Net long-term debt.................... $48,900 $165,148
                                          ======= ========

   On August 2, 1995, Banner entered into a credit agreement ("Credit Agreement") that provides for working capital and potential acquisitions. On July 1, 1996, Banner amended the Credit Agreement ("Amended and Restated Credit Agreement") to provide additional financing, as well as require that loans made to Banner will not exceed a defined borrowing base which is based upon a percentage of eligible accounts receivables and inventories. On December 12, 1996, Banner amended the Amended and Restated Credit Agreement ("Second Amended and Restated Credit Agreement") to provide additional financing and approve the incurrence of subordinated debt and certain acquisitions. On November 25, 1997, Banner amended the Second Amended and Restated Credit Agreement to provide additional financing. Immediately following this amendment, the facility under the Second Amended and Restated Credit Agreement included (i) a $55,000 six-year term loan ("Term Loan"); (ii) a $30,000 seven-year term loan ("Tranche B Loan"); (iii) a $40,000 six-year term loan ("Tranche C Loan"); and (iv) a $121,500 six-year revolving credit facility ("Revolver"). On January 13, 1998, the Hardware Business repaid the outstanding balances of the Term Loan Tranche B Loan and Tranche C Loan in conjunction with the Hardware Business Disposition.

   Based on Banner's financial performance, the Revolver bears interest at prime plus 1/4% to 1 1/4% or London Interbank Offered Rate ("LIBOR") plus 1 1/2% to 2 3/4% and is subject to a nonuse fee of 30 to 50 basis points of the unused availability. On March 31, 1998, Banner's performance level resulted in borrowings under the Revolver bearing interest at prime plus 1/4% and LIBOR plus 1 1/2% and a nonuse fee of 30 basis points for the quarter ending June 30, 1998. The Second Amended and Restated Credit Agreement contains certain financial and nonfinancial covenants which Banner is required to meet on a quarterly basis. The financial covenants include minimum net worth and minimum earnings levels, and minimum ratios of interest coverage, fixed charges and debt to earnings before interest, taxes, depreciation and amortization. Banner also has certain limitations on the incurrence of additional debt and has restrictions on dividends and distributions on the capital stock of Banner in that the aggregate amount of such dividends and distributions may not exceed

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

$150 in any fiscal year. At March 31, 1998, Banner was in compliance with all covenants under the Second Amended and Restated Credit Agreement. Substantially all of Banner's assets are pledged as collateral under the Second Amended and Restated Credit Agreement.

   In September 1995, Banner entered into several interest rate hedge agreements ("Hedge Agreements") to manage its exposure to increases in interest rates on its floating rate debt. Banner entered into the Hedge Agreements with two of its major lenders to provide interest rate protection on $60,000 of debt for a period of five years. Effectively, the Hedge Agreements provide for a LIBOR cap of 7.0% if the 90 day LIBOR exceeds 7.0%. If the 90 day LIBOR drops below the LIBOR floor of 5.0%, Banner will be required to pay interest at a floor rate of approximately 6.0%. The above rates exclude any spread above LIBOR. No cash outlay was required as the cost of the cap was offset by the sale of the floor.

   In November 1996, Banner entered into an additional hedge agreement ("Additional Hedge Agreement") with one of its major lenders to provide interest rate protection on an additional $20,000 of debt for a period of three years. Effectively, the Additional Hedge Agreement provides for a cap of 7 1/4% if the 90 day LIBOR exceeds 7 1/4%. If the 90 day LIBOR drops below 5.0%, Banner will be required to pay interest at a floor rate of approximately 6.0%. No cash outlay was required to obtain the Additional Hedge Agreement as the cost of the cap was offset by the sale of the floor.

   Banner recognizes interest expense under the provisions of the Hedge Agreements and Additional Hedge Agreement based on the fixed rate. Banner is exposed to credit loss in the event of non-performance by the lenders, however, such non-performance is not anticipated.

   At March 31, 1998 and 1997, Banner had unused bank lines of credit aggregating $72,600 and $51,600, respectively. No cash balances were subject to withdrawal restrictions. At March 31, 1998 and 1997, Banner had outstanding letters of credit of $1,309 and $472, respectively.

   Other fiscal 1998 debt included an unsecured demand promissory note ("Promissory Note") from RHI which was repaid in June 1997 (refer to Note 7 in the notes to the consolidated financial statements) and a mortgage on the distribution center building located in Salt Lake City, Utah, which was repaid as part of the Hardware Business Disposition.

   Scheduled reductions in the availability under the Second Amended and Restated Credit Agreement is $48,900 in fiscal 2002.

   The debt that would otherwise be classified as a current liability in fiscal 1997 was subsequently repaid through an increase in the Revolver, which is not due until 2002. As such, the majority of the current payments are reflected as long-term debt in the accompanying consolidated balance sheets due to this refinancing strategy.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


5. Income Taxes:

   The components of income tax expense (benefit) for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                                                          1998    1997    1996
                                                         ------- ------  ------
     Current:
      Federal........................................... $ 2,842 $6,896  $3,261
      State.............................................     499  1,130     150
      Foreign...........................................     340    240     100
                                                         ------- ------  ------
                                                           3,681  8,266   3,511
                                                         ------- ------  ------
     Deferred:
      Federal...........................................  49,548 (3,296) (2,471)
      State.............................................   2,953    --      --
                                                         ------- ------  ------
                                                          52,501 (3,296) (2,471)
                                                         ------- ------  ------
        Total income tax expense........................ $56,182 $4,970  $1,040
                                                         ======= ======  ======

   The following is a reconciliation of the Federal income tax at the statutory rate to income tax expense (benefit) from operations for the fiscal years ended March 31, 1998, 1997 and 1996:

                                                         1998     1997   1996
                                                        -------  ------  ----
     Federal income tax at the statutory rate.......... $48,202  $4,348  $880
     Goodwill amortization.............................     345     318   200
     Foreign Sales Corporation.........................    (372)   (456) (200)
     State taxes.......................................    (175)   (353)  (51)
     Difference between book and tax basis of disposed
      subsidiaries                                        4,634     --    --
     Other, net........................................    (244)   (257)  (39)
                                                        -------  ------  ----
     Provision for income taxes........................ $52,390  $3,600  $790
                                                        =======  ======  ====

   The net deferred tax assets (liabilities) consisted of the following components at March 31, 1998 and 1997:

                                  1998     1997
                                --------  -------
     Deferred tax assets:
      Inventories.............  $         $ 5,432
      Capital loss............       354    2,787
      Accounts receivable.....     1,737    2,206
      Compensation............       603    1,036
      Other deferred tax
       assets, net............     3,042    2,888
                                --------  -------
     Total deferred tax
      assets..................     5,736   14,349
     Valuation reserve........             (2,787)
     Deferred tax liabilities:
      Difference between book
       and tax basis of
       investments............   (45,619)
      Inventories.............    (1,241)
      Other...................       (70)    (255)
                                --------  -------
     Total deferred tax
      liabilities.............   (46,930)    (255)
                                --------  -------
     Net deferred tax assets
      (liabilities)...........  $(41,194) $11,307
                                ========  =======

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   Domestic income taxes, less available credits, are provided on the unremitted income of foreign subsidiaries and affiliated companies, to the extent that such earnings are intended to be repatriated. No domestic income taxes or foreign withholding taxes are provided on the undistributed earnings of foreign subsidiaries and affiliates, which are considered permanently invested, or which would be offset by allowable foreign tax credits. At March 31, 1998, the amount of domestic taxes payable upon distribution of such earnings was not significant.

6. Pensions:

   Banner and its subsidiaries have a defined contribution plan covering eligible employees. The majority of the benefits and current contributions are derived from an amount equal to a defined percentage of annual compensation or a defined percentage of operating profit. Pension expense for fiscal 1998, 1997 and 1996 was $656, $625 and $445, respectively.

   During fiscal 1995, Banner adopted a Supplemental Executive Retirement Plan (the "Plan") for the benefit of the executive officers which provides a retirement benefit based on final average earnings and years of service. The Plan provides a maximum retirement benefit equal to the difference between sixty percent of the participant's average base salary for the last five years of employment and the participant's primary Social Security benefit. The expense for the Plan was $210, $140 and $165 for fiscal 1998, 1997 and 1996, respectively.

7. Related Party Transactions:

   On May 23, 1997, Banner granted all of its stockholders certain rights to purchase Series A Convertible Paid-in-Kind Preferred Stock, $.01 par value. On June 19, 1997, Banner issued Fairchild 3,085,885 shares of Preferred Stock for $28,390 (refer to Note 14 in the notes to consolidated financial statements).

   Banner entered into a Stock Exchange Agreement with Fairchild, effective May 12, 1997, pursuant to which Banner could acquire Fairchild Scandinavian Bellyloading Company AB ("FSBC") from Fairchild in exchange for 230,000 shares of Common Stock initially. This transaction was approved by a special committee of the Board of Directors, and was approved by Banner's stockholders at a meeting on June 18, 1997. Under the terms of the Stock Exchange Agreement, Fairchild could terminate the agreement if it sold FSBC to a third party by reason of an unsolicited offer, but Fairchild would be obligated to pay Banner a reasonable termination fee and Banner's out-of-pocket expenses. On July 1, 1997, Fairchild exercised its option to terminate the Stock Exchange Agreement. As a result, Fairchild paid Banner a termination fee of $300 and out of pocket expenses of $447, and also agreed to allow Banner to participate equally in future royalties from FSBC, if any.

   On October 17, 1996, Banner borrowed $5,000 from RHI under an unsecured demand promissory note ("Promissory Note"). Under the terms of the Promissory Note, Banner could select interest periods up to six months with an interest rate during each such interest period determined at LIBOR plus the Applicable LIBOR Margin as defined in the Second Amended and Restated Credit Agreement, less 80 basis points. Banner had the ability to borrow and repay the Promissory Note at any time subject to restrictions under the Second Amended and Restated Credit Agreement. The Promissory Note was repaid in March 1997. Interest paid in fiscal 1997 to RHI totaled $156.

   On December 20, 1996, Banner entered into an unsecured subordinated loan agreement ("Subordinated Loan") with RHI. The purpose of the Subordinated Loan was to provide funds for acquisitions and any necessary future working capital requirements of the acquired companies. The Subordinated Loan bore interest at 10.0% per annum for the period commencing on the date of the initial draw and continuing for a period of

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

six months from the initial draw date. Thereafter, the Subordinated Loan bore interest at 11.2% per annum. The principal and accrued interest were deferred until the maturity date of November 15, 2003, subject to certain acceleration in certain events specified in the Subordinated Loan. A commitment fee of 1.5% per annum for six months from the initial draw date, and 3.0% per annum thereafter, was accrued and payable on the last day of each month, based on the balance outstanding. As of March 31, 1997, Banner borrowed $28,000 under the Subordinated Loan, to fund the purchase of PB Herndon and other working capital requirements. The Subordinated Loan was repaid in June 1997 as a result of the Preferred Stock issuance. Interest paid to RHI from December 1996 to June 1997 totaled $1,047.

   Banner is a party to several agreements with Fairchild which provide for various methods of expense sharing related to combined sales and marketing efforts in foreign countries. For the fiscal year ended March 31, 1998, Banner had contributed less than $125 under these agreements. In addition, Fairchild and Banner would share commission income to the extent commissions exceed expenses. No such commissions have been received to date.

   Banner paid to Fairchild and its affiliates $1,530, $1,246 and $456 in fiscal 1998, 1997 and 1996, respectively, for various expenses such as rent, tax, legal and communication services. All services are and have been in the ordinary course of business and were included in selling, general and administrative expenses.

   Banner received $186 from Fairchild in fiscal 1998 for accounting support Banner provided Fairchild.

   Banner had sales of products to Fairchild of $220, $122 and $48 and purchases of products from Fairchild of $13,200, $9,384 and $5,522 in fiscal 1998, 1997 and 1996, respectively, all in the ordinary course of business.

8. Quarterly Financial Data (Unaudited):

   The following quarterly financial data has been prepared from the financial records of Banner without audit, and reflects all adjustments which, in the opinion of management, were of a normal recurring nature and necessary for a fair presentation of the results of operations for the interim periods presented.

                    FOR THE FISCAL YEAR ENDED MARCH 31, 1998

                                                Quarters Ended
                                 ---------------------------------------------
                                 June 30, September 30, December 31, March 31,
                                   1997       1997          1997       1998
                                 -------- ------------- ------------ ---------
   Net sales.................... $116,930   $122,914      $119,614    $60,865
   Gross profit.................   33,545     33,959        35,869     11,565
   Operating income.............    9,359      8,699         7,714      1,870
   Net income...................    3,249      3,024         2,023     73,245
   Basic earnings per common
    share....................... $   0.14   $   0.10      $   0.06    $  3.35
   Diluted earnings per common
    share....................... $   0.14   $   0.11      $   0.06    $  2.82

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


                    FOR THE FISCAL YEAR ENDED MARCH 31, 1997

                                                 Quarters Ended
                                  --------------------------------------------
                                   June
                                    30,   September 30, December 31, March 31,
                                   1996       1996          1996       1997
                                  ------- ------------- ------------ ---------
   Net sales..................... $94,276    $84,107      $96,986    $113,742
   Gross profit..................  25,202     25,593       26,312      32,963
   operating income..............   4,859      5,981        6,073       8,600
   Net income....................   1,317      1,664        1,613       2,859
   Basic earnings per common
    share........................ $  0.06    $  0.07      $  0.07    $   0.12
   Diluted earnings per common
    share........................ $  0.06    $  0.07      $  0.07    $   0.12

   Included in net income for the quarter ended March 31, 1998 is $124,041 of pre-tax non-recurring income from the Hardware Business Disposition.

9. Business Segments:

   Banner operates in only one reportable business segment in accordance with SFAS 14.

   Export sales by geographic area for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                                                        1998     1997    1996
                                                      -------- -------- -------
   Europe............................................ $ 52,817 $ 34,922 $29,797
   Asia (excluding Japan)............................   21,734   25,790  18,557
   Canada............................................   14,746   20,516  13,803
   Japan.............................................   10,473   15,672  13,006
   South America.....................................   10,211    4,013   3,950
   Australia.........................................    2,632    7,044   5,585
   Other.............................................    8,208    6,008   7,490
                                                      -------- -------- -------
                                                      $120,821 $113,965 $92,188
                                                      ======== ======== =======

   Operating margins attributable to foreign sales were not materially different from operating margins attributable to domestic sales.

10. Valuation and Qualifying Accounts and Reserves:

   Changes in the allowance for doubtful accounts for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                                                       1998     1997     1996
                                                      -------  -------  -------
   Beginning balance................................. $ 4,420  $ 3,257  $ 2,432
     Charged to expense..............................   1,328    2,009    1,990
     Write offs, net of recoveries...................    (109)  (1,046)  (1,438)
     Other(a)........................................  (2,758)     200      273
                                                      -------  -------  -------
     Ending balance.................................. $ 2,881  $ 4,420  $ 3,257
                                                      =======  =======  =======

  --------
  (a) Represents primarily the disposition of the allowance for doubtful accounts for subsidiaries disposed of as part of the Hardware Business Disposition in fiscal 1998, an accrual transferred to the allowance for doubtful accounts in fiscal 1997, and the allowance for doubtful accounts balance of Harco on the date of acquisition in fiscal 1996.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


11. Leases

   Banner leases certain of its facilities, equipment and engines under operating leases. The following represents future minimum operating lease commitments at March 31, 1998:

     1999..............................................................  $ 3,999
     2000..............................................................    3,691
     2001..............................................................    3,422
     2002..............................................................    2,702
     2003 and thereafter...............................................    1,871
                                                                         -------
                                                                         $15,685
                                                                         =======

   Total rental expense for the fiscal years ended March 31, 1998, 1997, and 1996 was $2,764, $4,455 and $2,993, respectively.

12. Contingencies:

   Banner is involved in various claims and lawsuits incidental to its operations. In the opinion of management, the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the operating results or financial position of Banner. In addition, Banner is subject to certain guarantee provisions under the Delta Air Lines Procurement Program. Banner does not expect to incur any penalties, but this is uncertain.

13. Stock Options:

   Banner's Non-Qualified and Incentive Stock Option Plan (the "1990 Stock Option Plan"), adopted in August 1990, authorizes the granting of options at not less than the fair market value of the stock at the time of the granting of the options. On September 13, 1996, the stockholders approved an amendment to the 1990 Stock Option Plan to increase the number of shares of its common stock ("Common Stock") authorized to be issued under the 1990 Stock Option Plan and to extend the period under which options may be exercised. Banner has reserved for issuance two million shares of Common Stock under the 1990 Stock Option Plan. The option price is payable in cash or, with the approval of the stock option committee of the Board of Directors, in shares of Common Stock, valued at fair market value at the time of exercise. The 1990 Stock Option Plan terminates in the year 2000; however, all stock options outstanding as of August 2, 2000 shall continue to be exercisable pursuant to their terms under the 1990 Stock Option Plan, all options granted are for a term of seven years. Options granted on or before August 1, 1993 may be immediately exercisable and options granted subsequent to August 1, 1993 vest over a period of three to four years.

  On September 13, 1996, the stockholders approved the 1996 Non-Employee Director Stock Option Plan (the "NED Stock Option Plan"). Banner has reserved for issuance 150,000 shares of Common Stock under the NED Stock Option Plan which terminates in the year 2006. However, all stock options outstanding as of May 29, 2006 shall continue to be exercisable pursuant to their terms. The option price is payable in cash or, with the approval of the stock option committee of the Board of Directors, in shares of Common Stock, valued at fair market value at the time of exercise. All options are for a term of five years and vest immediately upon issuance of the grant. Each newly elected non-employee director shall be granted an option for 5,000 shares of Common Stock and on the date of each succeeding annual meeting, each non-employee director elected at such meeting shall be granted an option for 1,000 shares of Common Stock. On September 13, 1996, all eight non-employee directors were each granted an option for 5,000 shares of Common Stock. Stock options granted to non-employee directors prior to the approval of the NED Stock Option Plan were not granted under a formal stock option plan.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   Stock option activity under the 1990 Stock Option Plan, the NED Stock Option Plan and non-employee director options granted outside a formal stock option plan is as follows:

                                 1998                1997               1996
                          ------------------- ------------------- ------------------
                                     Weighted            Weighted           Weighted
                                     Average             Average            Average
                                     Exercise            Exercise           Exercise
                           Shares     Price    Shares     Price    Shares    Price
                          ---------  -------- ---------  -------- --------  --------
Outstanding at beginning
 of year................  1,055,700   $5.82     696,700   $5.01    907,300   $5.20
  Granted...............    363,000   $8.18     407,250   $7.19    275,000   $4.88
  Exercised.............   (217,617)  $6.22     (26,833)  $5.16     (4,200)  $5.13
  Terminated............    (93,333)  $6.99     (21,417)  $6.17    (45,800)  $5.01
  Expired...............        --      --          --      --    (435,600)  $5.33
                          ---------           ---------           --------
Outstanding at end of
 year...................  1,107,750   $6.42   1,055,700   $5.82    696,700   $5.01
                          =========           =========           ========
Exercisable at end of
 year...................    606,854   $5.96     458,355   $5.44    221,819   $5.05
                          =========           =========           ========
Weighted average fair
 value of options
 granted................      $3.47               $3.15              $2.07
                          =========           =========           ========

   At March 31, 1998, 1,000,750 of the 1,107,750 options outstanding relate to the 1990 Stock Option Plan and have exercise prices between $4.88 and $9.88 per share, with a weighted average exercise price of $6.39 and a weighted average remaining contractual life of 5.4 years. Of these, 499,854 options were exercisable at March 31, 1998. The remaining 107,000 options relate to the NED Stock Option Plan and non-employee director options granted outside a formal stock option plan and have exercise prices between $4.63 and $10.63 per share, with a weighted average exercise price of $6.70 and a weighted average remaining contractual life of 3.5 years. All of these options were exercisable at March 31, 1998.

   In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was issued. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 encourages companies to adopt the fair value method for compensation expenses recognition related to employee stock options. Existing accounting requirements of Accounting Principles Board Opinion No. 25 ("APB No. 25") use the intrinsic value method in determining compensation expense which represents the excess of the market price of the stock over the exercise price on the measurement date. Banner elected to remain under APB No. 25 rules for stock options, under which no compensation cost has been recognized, and is required to provide pro forma disclosures of what net income and earnings per share would have been had Banner adopted the new fair value method for recognition purposes. The following information is presented as if Banner had adopted SFAS No. 123 and restated its results for the fiscal years ended March 31, 1998, 1997 and 1996:

                                                           1998    1997   1996
                                                          ------- ------ ------
Net income:
  As reported............................................ $81,541 $7,453 $1,555
  Pro forma.............................................. $81,046 $7,119 $1,555
Basic earnings per common share:
  As reported............................................   $3.46  $0.32  $0.09
  Pro forma..............................................   $3.44  $0.31  $0.09
Diluted earnings per common share:
  As reported............................................   $3.10  $0.31  $0.09
  Pro forma..............................................   $3.08  $0.30  $0.09

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

   For the above information, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1998, 1997 and 1996: expected volatility of 37%, expected lives of 5 years, a risk free interest rate ranging from 5.8% to 7.2% and a zero expected dividend rate.

   Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the above pro forma amounts may not be representative of the compensation costs to be expected in future years.

14. Equity Securities:

   Banner had 21,393,809 shares of Common Stock outstanding at March 31, 1998. During fiscal 1998, 217,617 shares of Common Stock were issued as a result of stock option exercises. In January 1998, Banner repurchased 2,246,967 shares of Common Stock for a total cost of $23,331. This amount has been recorded as Treasury Stock in the accompanying consolidated financial statements.

   In June 1997, Banner's shareholders approved the following changes to Banner's capital structure: (i) the total number of shares of capital stock which Banner has the authority to issue was increased from 30,000,000 to 60,000,000; (ii) the number of authorized shares of Banner's Common Stock was increased from 30,000,000 to 50,000,000; (iii) a new class of Preferred Stock, par value $.01 per share, was created, and Banner was given the authority to issue 10,000,000 shares of such Preferred Stock (collectively, the "Charter Amendments"). In May 1997, and in conjunction with the Charter Amendments, Banner issued rights to its existing shareholders pursuant to which each shareholder had the right to acquire one share of the newly established 7.5% convertible Preferred Stock for every 4.5 shares owned. On June 18, 1997, Banner received subscriptions for 3,710,955 shares of Preferred Stock of $34,100. The Preferred Stock is convertible into Common Stock on a one-to-one basis. In fiscal 1998, 3,549 shares of Preferred Stock had been converted to shares of Common Stock and 102,144 shares of Preferred Stock had been issued as Preferred Stock dividends. At March 31, 1998, 3,809,550 shares of Preferred Stock were outstanding.

15. Investments:

   Long-term investments at March 31, 1998 consist of 4,919,664 shares of AlliedSignal Inc. common stock classified as available-for-sale securities, received as a result of the Hardware Business Disposition. The twenty-day average closing price used to determine the number of shares of AlliedSignal Inc. common stock which Banner received at closing was $37.25. At March 31, 1998, the market value of the AlliedSignal Inc. stock had appreciated to $42.00 per share. The increase in the market value resulted in total appreciation of $23,400, which was recorded net of a tax provision of $9,100 in retained earnings as accumulated other comprehensive income. Short-term investments consisting of 184,000 shares of other common stock with a market value of $1.03 at March 31, 1998 and classified as trading securities were deemed impaired as of March 31, 1998 and resulted in a loss from impairment of $190. Net investment loss has been included in selling, general and administrative expenses in the consolidated income statement. There were neither investments nor investment income in 1996. A summary of investments held by Banner follows:

                                                    1998              1997
                                             ------------------ ----------------
                                             Aggregate          Aggregate
             Name of Issuer or                 Fair      Cost     Fair     Cost
             Type of Each Issue                Value    Basis     Value   Basis
-------------------------------------------- --------- -------- --------- ------
Short-term investments:
  Common stock.............................. $      0  $  1,966  $1,113   $1,992
Long-term investments:
  Common stock.............................. $206,626  $183,257  $    0   $    0

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


    Investment loss is summarized as follows:

                                                                1998    1997
                                                               ------  ------
Gross realized gain (loss) from sales......................... $   (3) $    0
Change in unrealized holding gain (loss) from trading
 securities:..................................................   (901)   (879)
Gross realized loss from impairments..........................   (190)      0
Dividend income...............................................    738       0
                                                               ------  ------
                                                               $(356)  $ (879)
                                                               ======  ======

16. Subsequent Events:

   On May 11, 1998, Fairchild commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of Banner, a number of shares of Fairchild's class A common stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's Common Stock. The Exchange Offer expired on June 9, 1998. Approximately 3,659,364 shares of Banner's Common Stock were validly tendered for exchange and Fairchild issued approximately 2,212,361 shares of Fairchild class A common stock to the tendering shareholders. As a result of the Exchange Offer, Fairchild's beneficial ownership of Banner's Common Stock increased to 83.3%.

   On December 31, 1998, the Company consummated the sale of its wholly owned subsidiary, Solair, Inc. ("Solair") to Kellstrom Industries, Inc. ("Kellstrom") for approximately $57,000 in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. The purchase price for Solair is based on the consolidated net worth of Solair as of the closing date, subject to certain adjustments. The Company estimates it will record an after tax loss of approximately $12,500 at December 31, 1998.

   On January 12, 1999, Banner received a letter from AlliedSignal making indemnification claims against Banner for $18.9 million in connection with the sale of the Banner Hardware Group to AlliedSignal on January 13, 1998. Although Banner believes that the amount of such asserted claim is far in excess of any amount that AlliedSignal is entitled to recover from Banner, Fairchild and Banner are in the process of reviewing such claims and are unable to predict the ultimate outcome of such matter.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      DECEMBER 31, 1998 AND MARCH 31, 1998
                                 (In thousands)

                                     ASSETS

                                                        December 31, March 31,
                                                            1998       1998
                                                        ------------ ---------
                                                         (unaudited)
CURRENT ASSETS
 Cash..................................................  $   1,633   $     --
 Marketable securities.................................    214,596         --
 Receivables, less allowances of $470 at December 31,
  1998 and $2,881 at March 31, 1998....................     18,334      48,046
 Inventories...........................................     80,853     122,236
 Other current assets..................................     26,374      29,741
                                                         ---------   ---------
                                                           341,790     200,023
                                                         ---------   ---------
PROPERTY, PLANT AND EQUIPMENT (AT COST)
 Land..................................................         15          15
 Buildings and improvements............................      2,020       2,430
 Machinery and equipment...............................      6,561       8,056
                                                         ---------   ---------
                                                             8,596      10,501
 Accumulated depreciation..............................     (5,164)     (6,008)
                                                         ---------   ---------
                                                             3,432       4,493
                                                         ---------   ---------
OTHER ASSETS
 Investments...........................................     39,110     206,626
 Cost in excess of net tangible assets of purchased
  businesses, net......................................      9,331      12,292
 Other.................................................      1,483       1,776
                                                         ---------   ---------
                                                            49,924     220,694
                                                         ---------   ---------
   TOTAL ASSETS........................................  $ 395,146   $ 425,210
                                                         =========   =========
CURRENT LIABILITIES
 Accounts payable......................................  $   7,288   $  27,431
 Accrued salaries......................................      1,500       2,568
 Income taxes..........................................      8,234       8,446
 Other current liabilities.............................     38,511      36,180
                                                         ---------   ---------
                                                            55,533      74,625
                                                         ---------   ---------
LONG-TERM LIABILITIES
 Long-term debt........................................     50,600      48,900
 Deferred federal and state income tax.................     38,784      41,194
 Other long-term liabilities...........................      2,830       2,381
                                                         ---------   ---------
                                                            92,214      92,475
                                                         ---------   ---------
   TOTAL LIABILITIES...................................    147,747     167,100
                                                         ---------   ---------
STOCKHOLDERS' EQUITY
 Preferred stock, $0.01 par value per share, 10,000
  shares authorized, 4,100 shares issued, 3,493 shares
  outstanding at December 31, 1998 and 3,810 shares
  issued and outstanding at March 31, 1998.............         41          38
 Common stock, $1.00 par value per share, 50,000
  shares authorized, 23,732 shares issued, 21,485
  outstanding at December 31, 1998 and 23,642 shares
  issued, 21,395 shares outstanding at
  March 31, 1998.......................................     23,732      23,642
 Less: treasury stock at cost, 2,247 common shares and
  607 preferred shares held at December 31, 1998 and
  2,247 common shares held at March 31, 1998...........    (28,042)    (23,331)
 Paid-in capital.......................................    152,906     150,460
 Retained earnings.....................................     79,143      93,046
 Cumulative other comprehensive income.................     19,619      14,255
                                                         ---------   ---------
   TOTAL STOCKHOLDERS' EQUITY..........................    247,399     258,110
                                                         ---------   ---------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........  $ 395,146   $ 425,210
                                                         =========   =========

The accompanying notes to summarized financial information are an integral part of these consolidated balance sheets.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

            FOR THE NINE (9) MONTHS ENDED DECEMBER 31, 1998 AND 1997
                     (In thousands, except per share data)

  The consolidated income statements for the nine (9) months ended December 31, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year and are subject to audit at year end.

                                                     For the Nine Months Ended
                                                           December 31,
                                                     --------------------------
                                                         1998          1997
                                                     ------------  ------------
                                                            (unaudited)
                                                            -----------
Net sales..........................................  $    152,404  $    359,458
Cost of goods sold.................................       139,666       256,085
                                                     ------------  ------------
  GROSS PROFIT.....................................        12,738       103,373
Selling, general and administrative expenses.......        26,366        77,601
                                                     ------------  ------------
  OPERATING INCOME (LOSS)..........................       (13,628)       25,772
Investment income..................................         1,197            --
Interest expense, net..............................         5,255        12,178
                                                     ------------  ------------
  INCOME/(LOSS) BEFORE TAXES.......................       (17,686)       13,594
Provision/(benefit) for taxes......................        (5,750)        5,300
                                                     ------------  ------------
  NET INCOME/(LOSS)................................  $    (11,936) $      8,294
                                                     ============  ============
Preferred stock dividends..........................         1,966         1,377
                                                     ------------  ------------
  NET INCOME/(LOSS) AVAILABLE FOR COMMON
   SHAREHOLDERS....................................  $    (13,902) $      6,917
                                                     ============  ============
Basic earnings/(loss) per common share.............  $      (0.65) $       0.30
                                                     ============  ============
Diluted earnings/(loss) per common share...........  $      (0.65) $       0.29
                                                     ============  ============
Weighted average number of common shares--basic....        21,458        23,424
                                                     ============  ============
Weighted average number of common shares--diluted..        21,458        23,830
                                                     ============  ============
Net income/(loss)..................................  $    (11,936) $      8,294
Other comprehensive income:
Unrealized holding gain on available-for-sale
 securities, net of tax provision of $3,429........         5,364           --
                                                     ------------  ------------
Comprehensive income /(loss).......................  $     (6,572) $      8,294
                                                     ============  ============

The accompanying notes to summarized financial information are an integral part of these
                        consolidated income statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

           FOR THE THREE (3) MONTHS ENDED DECEMBER 31, 1998 AND 1997
                     (In thousands, except per share data)

  The consolidated income statements for the three (3) months ended December 31, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year and are subject to audit at year end.

                                                   For the Three Months Ended
                                                          December 31,
                                                   ----------------------------
                                                       1998           1997
                                                   -------------  -------------
                                                           (unaudited)
                                                           -----------
Net sales........................................  $      46,839  $     119,614
Cost of goods sold...............................         56,529         83,745
                                                   -------------  -------------
  GROSS PROFIT...................................         (9,690)        35,869
Selling, general and administrative expenses.....          7,353         28,155
                                                   -------------  -------------
  OPERATING INCOME (LOSS)........................        (17,043)         7,714
Investment loss..................................         (1,372)           --
Interest expense, net............................          1,994          4,401
                                                   -------------  -------------
  INCOME/(LOSS) BEFORE TAXES.....................        (20,409)         3,313
Provision/(benefit) for taxes....................         (6,410)         1,290
                                                   -------------  -------------
  NET INCOME/(LOSS)..............................  $     (13,999) $       2,023
                                                   =============  =============
Preferred stock dividends........................            603            689
                                                   -------------  -------------
  NET INCOME/(LOSS) AVAILABLE FOR COMMON
   SHAREHOLDERS..................................  $     (14,602) $       1,334
                                                   =============  =============
Basic earnings/(loss) per common share...........  $       (0.68) $        0.06
                                                   =============  =============
Diluted earnings/(loss) per common share.........  $       (0.68) $        0.06
                                                   =============  =============
Weighted average number of common shares--basic..         21,484         23,424
                                                   =============  =============
Weighted average number of common shares--
 diluted.........................................         21,484         23,909
                                                   =============  =============
Net income/(loss)................................  $     (13,999) $       2,023
Other comprehensive income:
Unrealized holding gain on available-for-sale
 securities, net of tax provision of $19,436.....         30,400            --
                                                   -------------  -------------
Comprehensive income.............................  $      16,401  $       2,023
                                                   =============  =============


The accompanying notes to summarized financial information are an integral part of these consolidated income statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE NINE (9) MONTHS ENDED DECEMBER 31, 1998 AND 1997
                                 (In thousands)

                                                              For the Nine
                                                              Months Ended
                                                              December 31,
                                                            -----------------
                                                              1998     1997
                                                            --------  -------
                                                              (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss).......................................... $(11,936) $ 8,294
Adjustments to reconcile net income (loss) to net cash
 (used for) operating activities--
  Depreciation and amortization............................    1,766    4,280
  Loss on disposition of subsidiary........................   13,500      --
  Loss on sale of investment securities....................       63      --
  Change in receivables....................................   18,442  (26,182)
  Change in inventories....................................  (20,641) (46,057)
  Change in payables and accrued liabilities...............  (26,115)   1,480
  Change in other assets and liabilities...................   10,017   (5,143)
                                                            --------  -------
    Net cash (used for) operating activities...............  (14,904) (63,328)
                                                            --------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposition of subsidiary....................   60,397      --
Acquisition of investment securities.......................  (42,481)     --
Proceeds from sale of investment securities................    2,576      --
Acquisition of property, plant and equipment...............   (1,517)  (3,964)
                                                            --------  -------
    Net cash provided by (used for) investing activities...   18,975   (3,964)
                                                            --------  -------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings of revolver.................................    1,700   65,300
Repayment of subordinated loan.............................      --   (28,000)
Repayment of term loan.....................................      --    (3,850)
Repayments on other debt...................................      --      (233)
Issuance of preferred stock................................      --    33,877
Repurchase of preferred stock..............................   (4,711)     --
Proceeds from exercise of stock options....................      573      198
                                                            --------  -------
    Net cash provided by (used for) financing activities...   (2,438)  67,292
                                                            --------  -------
NET CHANGE IN CASH.........................................    1,633      --
CASH, BEGINNING OF PERIOD..................................      --       --
                                                            --------  -------
CASH, END OF PERIOD........................................ $  1,633  $   --
                                                            ========  =======

The accompanying notes to summarized financial information are an integral part of these
                     consolidated statements of cash flows.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                   NOTES TO SUMMARIZED FINANCIAL INFORMATION

                           DECEMBER 31, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)



   The information furnished in this Quarterly Report on Form 10-Q for the interim periods ended December 31, 1998 and 1997 reflect all adjustments which are, in the opinion of management, of a normal recurring nature and are necessary to present a fair statement of the results for the interim periods. The condensed financial information included herein has been prepared by Banner, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. Although Banner believes that the following disclosures are adequate to make the information presented not misleading, it is suggested that this condensed financial information be read in conjunction with the consolidated financial statements and the notes thereto included in Banner's Annual Report on Form 10-K for the fiscal year ended March 31, 1998.

1) Earnings Per Common Share

   The following is a reconciliation of the computations of basic earnings per common share and diluted earnings per common share for the nine and three months ended December 31, 1998 and 1997 in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128).

                                                   For the Nine Months Ended
                                                          December 31,
                                                   ---------------------------
                                                       1998           1997
                                                   -------------  ------------
Basic earnings (loss) per common share:
Net income (loss) available for common
 shareholders..................................... $     (13,902) $      6,917
                                                   =============  ============
Weighted average common shares outstanding........        21,458        23,424
                                                   =============  ============
Basic earnings (loss) per common share............ $       (0.65) $       0.30
                                                   =============  ============
Diluted earnings (loss) per common share:
Net income (loss) available for common
 shareholders..................................... $     (13,902) $      6,917
                                                   =============  ============
Weighted average common shares outstanding........        21,458        23,424
Incremental shares due to assumed exercise and
 repurchase of stock options......................           --            406
                                                   -------------  ------------
                                                          21,458        23,830
                                                   =============  ============
Diluted earnings (loss) per common share.......... $       (0.65) $       0.29
                                                   =============  ============

   For the nine months ended December 31, 1998, 3,895,042 weighted average shares outstanding of preferred stock and stock options to purchase 368,205 shares of common stock were excluded from the diluted earnings per common share computation due to the net loss for the period. For the nine months ended December 31, 1997, 3,810,000 weighted average shares outstanding of preferred stock were excluded from the calculation of diluted earnings per common share, as the effects would be antidilutive. Likewise, for the nine months ended December 31, 1997, outstanding stock options to purchase 45,000 shares of common stock were not included in the computation of diluted earnings per common share because the exercise price was greater than the average market price of common shares for the period.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)

                                                   For the Three Months Ended
                                                          December 31,
                                                   ----------------------------
                                                       1998           1997
                                                   -------------  -------------
Basic earnings (loss) per common share:
Net income (loss) available for common
 shareholders..................................... $     (14,602) $      1,334
                                                   =============  ============
Weighted average common shares outstanding........        21,484        23,424
                                                   =============  ============
Basic earnings (loss) per common share............ $       (0.68) $       0.06
                                                   =============  ============
Diluted earnings (loss) per common share:
Net income (loss) available for common
 shareholders..................................... $     (14,602) $      1,334
                                                   =============  ============
Weighted average common shares outstanding........        21,484        23,424
Incremental shares due to assumed exercise and
 repurchase of stock options......................           --            485
                                                   -------------  ------------
                                                          21,484        23,909
                                                   -------------  ------------
Diluted earnings (loss) per common share.......... $       (0.68) $       0.06
                                                   =============  ============

   For the three months ended December 31, 1998, 3,803,610 weighted average shares outstanding of preferred stock and stock options to purchase 238,398 shares of common stock were excluded from the computation of diluted earnings per common share due to the net loss for the period. For the three months ended December 31, 1997, 3,810,000 weighted average shares outstanding of preferred stock were excluded from the calculation of diluted earnings per common share, as the effects would be antidilutive. Likewise, for the three months ended December 31, 1997, outstanding stock options to purchase 5,000 shares of common stock were not included in the computation of diluted earnings per common share because the exercise price was greater than the average market price of common shares for the period.

   Banner's preferred stock pays annual dividends of additional preferred stock at 7.5% per annum of the liquidation value of $9.20 per share. Each share of preferred stock is convertible at any time into one share of common stock; however, all shares not previously converted will automatically be converted into common stock on the fifth anniversary of the date of initial issuance of the preferred stock (June 19, 2002). The preferred stock has no voting rights. On November 16, 1998, Banner repurchased 606,822 shares of its preferred stock from a shareholder. The aggregate purchase price paid by Banner was approximately $4.7 million, or $7.75 per share.

2) Dispositions

   On December 31, 1998 (the "Closing Date"), Banner consummated the sale of all the issued and outstanding shares of common stock, par value $1.00 per share (the "Solair Shares"), of Solair, Inc. ("Solair") to Kellstrom Industries, Inc. ("Kellstrom") in exchange for approximately $57.0 million in cash and a warrant (the "Kellstrom Warrant") to purchase 300,000 shares of Kellstrom common stock, par value $0.001 per share (the "Kellstrom Shares"). The purchase price for the Solair Shares is based on the consolidated net worth of Solair as of the Closing Date, subject to certain adjustments. The Kellstrom Warrant is exercisable for a term of four years at an exercise price of $27.50. Based on the number of shares of common stock of Kellstrom issued and outstanding as of December 31, 1998, the Kellstrom Shares would represent, upon issuance, approximately 0.025% of the then issued and outstanding shares of Kellstrom.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)



   In December 1998, Banner recorded a pre-tax loss of approximately $19.3 million on the sale of Solair. This loss was included in cost of goods sold as it was primarily attributable to the bulk sale of inventory at prices below the carrying amount of the inventory. Gross proceeds from the sale totaled approximately $60.4 million. Approximately $50.0 million of the gross proceeds was used to pay down Banner's revolver balance. A $5.8 million tax benefit was realized from the transaction, resulting in an after-tax loss of approximately $13.5 million, which is included in the net loss available for common shareholders for the three and nine months ended December 31, 1998.

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of its hardware companies and PacAero unit (the "Hardware Group") to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers") in exchange for unregistered shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Hardware Group Disposition"). In fiscal 1999, the final closing date balance sheet was completed with no change in purchase price. The remaining investment in AlliedSignal Inc. common stock has been accounted for as a current available-for-sale security at December 31, 1998 (previously classified as non-current) and Banner recorded in stockholders' equity unrealized holding gains of $20.9 million or $44.31 per share, net of tax benefits, from the appreciation since January 13, 1998 in the market value of the AlliedSignal Inc. common stock.

   On January 2, 1998, Banner disposed of BAI, Inc. ("BAI") through a stock purchase agreement. The Company did not realize a material gain or loss on the transaction.

   The following unaudited pro forma table illustrates consolidated net sales, operating income, net income, net income (loss) available for common shareholders and earnings (loss) per common share of Banner's operations, on a pro forma basis for the nine and three months ended December 31, 1998, to give effect to the sale of Solair. Additionally, the pro forma table illustrates consolidated net sales, operating income, net income, net income available for common shareholders and earnings per common share of Banner's operations, on a pro forma basis for the nine and three months ended December 31, 1997, to give effect to the sale of Solair, the Hardware Group Disposition and the disposition of BAI. The unaudited pro forma consolidated financial information is based on the historical financial information of Banner and is presented for informational purposes only and is not necessarily indicative of what earnings and results of operations would have been had the sale of Solair, the Hardware Group Disposition and the disposition of BAI occurred at the beginning of the periods presented, nor is such information intended necessarily to be indicative of the future results of operations.

                  Unaudited Supplemental Pro Forma Information

                          For the Nine Months Ended For the Three Months Ended
                                December 31,               December 31,
                          ------------------------- ----------------------------
                              1998         1997         1998           1997
                          ------------ ------------ -------------  -------------
Net sales...............  $    105,910 $    112,118 $      34,955  $      34,788
                          ============ ============ =============  =============
Operating income........  $      5,974 $      7,620 $       1,759  $       1,714
                          ============ ============ =============  =============
Net income..............  $      4,578 $      4,648 $          41  $       1,046
                          ============ ============ =============  =============
Net income (loss)
 available for common
 shareholders...........  $      2,612 $      3,072 $        (562) $         357
                          ============ ============ =============  =============
Earnings (loss) per
 common share--basic....  $       0.12 $       0.13 $       (0.03) $        0.02
                          ============ ============ =============  =============
Earnings (loss) per
 common share--diluted..  $       0.12 $       0.13 $       (0.03) $        0.01
                          ============ ============ =============  =============

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)


3) Related Party Transactions

   On January 12, 1999, Banner announced that it had reached agreement for a stock-for-stock merger with a subsidiary of The Fairchild Corporation ("Fairchild"), at an exchange ratio determined by dividing $11.00 for each of the Company's par value $1.00 common stock, by the average closing price of Fairchild's Class A Common Stock, over a 20-day trading period, ending on the third trading day before the merger. The ratio is subject to a "collar" such that no more than 0.7885, and no less than 0.6452, of a share of Fairchild Class A Common Stock, may be exchanged for a share of Banner's common stock. The price is also subject to adjustment on a per share, after-tax basis, to reflect an increase or decrease in the value of certain shares of AlliedSignal Inc. common stock owned by Banner, within a determined range. On January 15, 1999, Fairchild filed a combined Registration Statement, including Banner's shareholder proxy statement. Immediately prior to the merger, each share of Series A 7.5% convertible preferred stock of Banner will convert into one share of Banner's common stock.

   On July 7, 1998, Banner's Board of Directors announced Banner's intention to purchase up to 2.5 million shares of Fairchild Class A Common Stock through open market purchases, to be made from time to time depending on the market price of Fairchild stock, and where required subject to the requirement of obtaining the consent of Banner's senior lenders. Shares of Fairchild stock purchased by Banner may not be sold unless they are registered on a registration statement (or are sold pursuant to any applicable exemption under securities laws). Banner has the right to demand that Fairchild register such shares in order for Banner to sell them. As of December 31, 1998, Banner held 1,239,750 shares of Fairchild stock at an average purchase price of $17.83. At December 31, 1998, such shares were treated as non-current available-for-sale securities and Banner recorded in stockholders' equity unrealized holding losses since inception, of $1.6 million or $15.75 per share, net of tax benefits, from the decline in the market value of the Fairchild stock.

   On May 11, 1998, Fairchild commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of common stock of Banner, a number of shares of Fairchild's Class A Common Stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675, up to a maximum of 4,000,000 shares of Banner's common stock. The Exchange Offer expired on June 9, 1998. Prior to the expiration of the Exchange Offer, 3,659,424 shares of Banner's common stock were validly tendered for exchange and Fairchild issued 2,212,469 shares of Fairchild Class A Common Stock to the tendering shareholders. As a result of the Exchange Offer, Fairchild's beneficial ownership of Banner's common stock increased to 83.2%. Fairchild's current beneficial ownership is approximately 85.4%.

4) Credit Agreement

   On December 31, 1998, Banner amended the Second Amended and Restated Credit Agreement dated as of December 12, 1996. The amendment allows the Company (i) to make certain additional investments in marketable securities, (ii) to incur additional indebtedness, (iii) and to make subordinated loans to Fairchild for up to $30,000. Also, the amendment modified the prepayment and commitment reduction requirements. At December 31, 1998, Banner was in compliance with all covenants under the Second Amended and Restated Credit Agreement, as amended. Substantially all of Banner's assets are pledged as collateral under the amended Second Amended and Restated Credit Agreement. In February 1999, Banner agreed to enter into a subordinated loan agreement with Fairchild whereby Banner agreed to loan up to $30,000 to Fairchild, on an unsecured basis.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)


5) Contingency

   On January 12, 1999, Banner received a letter from AlliedSignal Inc. making indemnification claims against Banner for $18.9 million in connection with the Hardware Group Disposition. Although Banner believes that the amount of the claim is far in excess of any amount that AlliedSignal Inc. is entitled to recover from Banner, Banner is in the process of reviewing such claims and is unable to predict the ultimate outcome of such matter.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           THE FAIRCHILD CORPORATION,

                                   MTA, INC.

                                      AND

                             BANNER AEROSPACE, INC.

                                JANUARY 11, 1999




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Table of Contents

                                                                            Page
                                                                            ----
                                    ARTICLE I
                                     MERGER
 1.1   The Merger.........................................................  A-1
 1.2   Filing.............................................................  A-1
 1.3   Effective Time of the Merger.......................................  A-1
                                   ARTICLE II
                      CERTIFICATE OF INCORPORATION; BY-LAWS
 2.1   Certificate of Incorporation.......................................  A-2
 2.2   By-Laws............................................................  A-2
 2.3   Directors..........................................................  A-2
 2.4   Officers...........................................................  A-2
                                   ARTICLE III
                              CONVERSION OF SHARES
 3.1   Banner Common and Preferred Stock..................................  A-2
 3.2   MTA Common Stock; Fairchild Owned Common Stock.....................  A-4
 3.3   Exchange of Shares.................................................  A-4
 3.4   Stock Options......................................................  A-5
 3.5   Fractional Shares..................................................  A-5
 3.6   No Appraisal Rights................................................  A-5
 3.7   Lost Certificates..................................................  A-5
                                   ARTICLE IV
                          CERTAIN EFFECTS OF THE MERGER
 4.1   Effect of the Merger...............................................  A-5
 4.2   Further Assurances.................................................  A-6
                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF BANNER
 5.1   Corporate Organization and Qualification...........................  A-6
 5.2   Capitalization.....................................................  A-6
 5.3   Authority Relative to This Agreement...............................  A-6
 5.4   Consents and Approvals; No Violation...............................  A-7
 5.5   SEC Reports; Financial Statements..................................  A-7
 5.6   Absence of Certain Changes or Events...............................  A-7
 5.7   Undisclosed Liabilities............................................  A-8
 5.8   Litigation.........................................................  A-8
 5.9   Registration Statement; Proxy Statement............................  A-8
 5.10  Compliance with Applicable Laws....................................  A-8
 5.11  Opinion of Investment Bankers......................................  A-8

                                                                          Page
                                                                          ----
                                  ARTICLE VI
              REPRESENTATIONS AND WARRANTIES OF FAIRCHILD AND MTA
 6.1   Corporate Organization and Qualification.........................   A-9
 6.2   Capitalization...................................................   A-9
 6.3   Authority Relative to This Agreement.............................   A-9
 6.4   Consents and Approvals; No Violation.............................   A-9
 6.5   SEC Reports......................................................  A-10
 6.6   Registration Statement; Proxy Statement..........................  A-10
 6.7   Undisclosed Liabilities..........................................  A-10
 6.8   Ownership of Shares..............................................  A-10
 6.9   Interim Operations of MTA........................................  A-10
 6.10  Compliance with Applicable Laws..................................  A-10
 6.11  Brokers, Finders or Financial Advisors...........................  A-11
 6.12  Investigation by Fairchild and MTA...............................  A-11
                                  ARTICLE VII
                      STOCKHOLDERS' APPROVAL; SEC MATTERS
 7.1   Stockholders' Approval...........................................  A-11
 7.2   Registration Statement; Proxy....................................  A-11
                                 ARTICLE VIII
                           COVENANTS AND AGREEMENTS
 8.1   Additional Agreements; Cooperation...............................  A-12
 8.2   Publicity........................................................  A-12
 8.3   No Solicitation..................................................  A-12
 8.4   Access to Information............................................  A-12
 8.5   Bank Consents....................................................  A-13
 8.6   Notification of Certain Matters..................................  A-13
 8.7   Fees and Expenses................................................  A-13
 8.8   Conduct of Business of Banner Pending the Merger.................  A-13
 8.9   Indemnification of Directors and Officers........................  A-13
 8.10  Approval of Merger...............................................  A-14
                                  ARTICLE IX
                             CONDITIONS TO CLOSING
 9.1   Conditions to Obligations of Each Party to Effect the Merger.....  A-14
 9.2   Additional Conditions to Obligations of Fairchild................  A-14
 9.3   Additional Conditions to Obligations of Banner...................  A-15
                                   ARTICLE X
                                  TERMINATION
 10.1  Termination by Mutual Consent....................................  A-16
 10.2  Termination by Fairchild, MTA or Banner..........................  A-16
 10.3  Termination by Fairchild or MTA..................................  A-16
 10.4  Termination by Banner............................................  A-16
 10.5  Effect of Termination............................................  A-16

                                                                            Page
                                                                            ----
                                    ARTICLE XI
                                  MISCELLANEOUS
 11.1   Survival of Representations and Warranties........................  A-16
 11.2   Closing and Waiver................................................  A-17
 11.3   Notice............................................................  A-17
 11.4   Counterparts......................................................  A-18
 11.5   Interpretation....................................................  A-18
 11.6   Variations and Amendment..........................................  A-18
 11.7   No Third Party Beneficiaries......................................  A-18
 11.8   Governing Law.....................................................  A-18
 11.9   Entire Agreement..................................................  A-18
 11.10  No Recourse Against Others........................................  A-18
 11.11  Validity..........................................................  A-18
 11.12  No Assignment.....................................................  A-18
 11.13  Joint and Several Liability.......................................  A-18

  AGREEMENT AND PLAN OF MERGER, dated as of January 11, 1999, by and among The Fairchild Corporation, a Delaware corporation ("Fairchild"), MTA, Inc., a Delaware corporation and a wholly-owned subsidiary of Fairchild ("MTA"), and Banner Aerospace, Inc., a Delaware corporation ("Banner").

                             W I T N E S S E T H :

  WHEREAS, the Board of Directors of MTA has approved the merger of MTA with and into Banner (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the laws of the State of Delaware;

  WHEREAS, the Board of Directors of Banner, based upon the unanimous recommendation of a special committee of independent directors of Banner, has determined that it is advisable and in the best interests of Banner's stockholders (other than Fairchild, MTA and their affiliates) for MTA to merge with and into Banner upon the terms and subject to the conditions set forth herein and in accordance with the laws of the State of Delaware;

  WHEREAS, the Merger is intended to qualify for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

  WHEREAS, Fairchild is the sole owner of all of the outstanding common stock of MTA and the Board of Directors of Fairchild, in Fairchild's capacity as the sole stockholder of MTA and in Fairchild's capacity as party to this Agreement has approved the Merger upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                     MERGER

  1.1 The Merger. At the Effective Time (as hereinafter defined), MTA shall be merged with and into Banner upon the terms and conditions provided herein and in accordance with the Delaware General Corporation Law (the "DGCL"). The Merger shall have the effect provided in the DGCL. Without limiting the generality of the foregoing, (a) the separate existence and corporate organization of MTA shall cease upon the Merger becoming effective as herein provided and thereupon MTA and Banner shall be a single corporation, Banner (herein sometimes called the "Surviving Corporation"); and (b) the corporate existence of Banner, with all its purposes, powers and objects, shall continue unaffected and unimpaired by the Merger.

  1.2 Filing. As soon as practicable after fulfillment or waiver of the conditions set forth in Sections 9.1, 9.2 and 9.3 or on such later date as may be mutually agreed to between MTA and Banner, the parties hereto will cause to be filed with the office of the Secretary of State of the State of Delaware, a certificate of merger (the "Delaware Certificate of Merger"), in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.

  1.3 Effective Time of the Merger. The Merger shall be effective at the time of the filing of the Delaware Certificate of Merger, or at such later time specified in such Certificate of Merger, which time is herein sometimes referred to as the "Effective Time" and the date thereof is herein sometimes referred to as the "Effective Date."

                                   ARTICLE II

                     CERTIFICATE OF INCORPORATION; BY-LAWS

  2.1 Certificate of Incorporation The Certificate of Incorporation of Banner, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until the same shall thereafter be amended in accordance with law.

  2.2 By-Laws. The By-Laws of Banner, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until the same shall thereafter be altered, amended or repealed in accordance with law, the Certificate of Incorporation of the Surviving Corporation or said By-Laws.

  2.3 Directors. The directors of Banner at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

  2.4 Officers. The officers of Banner at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

                                  ARTICLE III

                              CONVERSION OF SHARES

  3.1 Banner Common and Preferred Stock. (a) At the Effective Time, each share of common stock, par value $1.00 per share, of Banner (the "Banner Common Stock") issued and outstanding immediately prior to the Effective Time (except for shares, if any (i) owned by Banner as treasury stock, (ii) owned by any wholly owned Subsidiary of Banner, (iii) owned by Fairchild, or its direct or indirect subsidiaries prior to the Merger or (iv) as otherwise provided in
Section 3.2) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive such number of validly issued, fully paid and nonassessable shares (the "Exchange Ratio") of common stock, par value $0.10 per share, of Fairchild (the "Fairchild Common Stock") as equals $11.00 (the "Price Target") divided by the average per share closing price on the New York Stock Exchange (the "NYSE") of the Fairchild Common Stock for the 20 most recent trading days ending on the third trading day prior to the Effective Date; provided that the Exchange Ratio (x) shall not be less than 0.6452, which represents an average Fairchild Common Stock price of $17.05, and (y) shall not exceed 0.7885, which represents an average Fairchild Common Stock price of $13.95, ((x) and (y) being referred to as the "Collar"). The shares of Fairchild Common Stock to be delivered in exchange for shares of Banner Common Stock pursuant to this Section 3.1(a) are hereinafter sometimes called the "Merger Consideration."

  The Merger Consideration set forth above assumes that the value of Banner's holdings of AlliedSignal Inc.'s common stock (the "Allied Stock"), consisting of 1,642,789 shares of Allied Stock (the "Allied Investment"), which excludes Allied Stock owned by Banner subject to hedging arrangements, is between $65,333,719 (the "Allied Floor Value") and $79,855,773 (the "Allied Ceiling Value").

  In the event the Allied Investment is less than the Allied Floor Value at the close of the third trading day prior to the Effective Date, the Price Target shall be decreased as follows:

    (i) the gross amount of the adjustment shall be calculated by subtracting the value of the Allied Investment from the Allied Floor Value and by multiplying such amount by 0.6;

    (ii) the resulting amount shall be divided by the number of all outstanding shares of Banner Common Stock (including shares of Banner Common Stock owned by Fairchild and its direct or indirect subsidiaries and such shares deemed to exist as a result of the mandatory conversion of Banner preferred stock set forth in clause (b) of this Section 3.1); and

    (iii) the per share dollar amount derived from the foregoing steps shall then be subtracted from the Price Target.

  In the event the Allied Investment is greater than the Allied Ceiling Value at the close of the third trading day prior to the Effective Date, the Price Target shall be increased as follows:

    (i) the gross amount of the adjustment shall be calculated by subtracting the Allied Ceiling Value from the value of the Allied Investment and by multiplying such amount by 0.6;

    (ii) the resulting amount shall be divided by all outstanding shares of Banner Common Stock (including shares of Banner Common Stock owned by Fairchild and its direct or indirect subsidiaries and such shares deemed to exist as a result of the mandatory conversion of Banner preferred stock set forth in clause (b) of this Section 3.1); and

    (iii) the per share dollar amount derived from the foregoing steps shall then be added to the Price Target.

  For the purposes of the foregoing, the value of the Allied Investment shall be calculated by adding: (i) the sum of the total number of shares of Allied Stock owned by Banner and its direct or indirect subsidiaries at the close of the third trading day preceding the Effective Date multiplied by the average per share closing price on the NYSE of Allied Stock for the 20 most recent trading days ending on the third trading day prior to the Effective Date, and
(ii) the net pre-tax cash proceeds, if any, received by Banner from the sale or other disposition of any Allied Stock owned or to be received by Banner from the date hereof through the close of the third trading day prior to the Effective Date.

  (b) Immediately prior to the Effective Time, in accordance with Sections 5.1(c), 5.2(b) and 5.3 of the Certificate of Designations, Preferences, Rights and Limitations of the Banner Preferred, each share of Series A Convertible Paid-In-Kind preferred stock, par value $.01 per share and liquidation value $9.20 per share, of Banner (the "Banner Preferred") issued and outstanding (except for shares, if any, owned by Banner as treasury stock or owned by any wholly owned Subsidiary of Banner) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one (1) share of Banner Common Stock. The conversion of Banner Preferred is pursuant to the provisions of Section 5.1(c) of the Certificate of Designation governing the Banner Preferred, whereby shares of Banner Preferred shall be deemed to convert to Banner Common Stock (the "Accelerated Mandatory Conversion"). At the Effective Time, the shares of Banner Common Stock deemed held as a result of the Accelerated Mandatory Conversion shall be converted into the right to receive the Merger Consideration as set forth in Section 3.1(a), above.

  (c) At the Effective Time all outstanding shares of Banner Common Stock, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Banner Common Stock shall thereafter cease to have any rights with respect to such shares of Banner Common Stock, except the right to receive the Merger Consideration for such shares of Banner Common Stock specified in the foregoing clause (a) of this Section 3.1 upon the surrender of such certificate in accordance with Section 3.3.

  (d) Immediately following the Accelerated Mandatory Conversion of shares of Banner Preferred, by virtue of the Accelerated Mandatory Conversion and without any action on the part of the holders thereof, the rights of the holders of any converted shares of Banner Preferred, including without limitation, the right to receive dividends on the next dividend payment date, shall cease and the persons entitled to receive Banner Common Stock upon the Accelerated Mandatory Conversion shall be treated for all purposes as having become the owners of such shares of Banner Common Stock. At the Effective Time, such shares of Banner Common Stock shall cease to exist (as set forth in clause (c), above) and each holder of a certificate formerly representing any shares of Banner Preferred shall thereafter cease to have any rights with respect to such shares of Banner Common Stock as they are deemed to hold, except the right to receive the Merger Consideration for such shares of Banner Common Stock specified in the foregoing clause (a) upon the surrender of such former Banner Preferred certificate in accordance with Section 3.3.

  3.2 MTA Common Stock; Fairchild Owned Stock. (a) At the Effective Time, each share of common stock, par value $1.00 per share, of MTA ("MTA Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation ("Surviving Corporation Common Stock").

  (b) At the Effective Time, all outstanding shares of Banner Common Stock owned by Fairchild or MTA or any subsidiary thereof, by virtue of the Merger and without any action on the part of the holders thereof, shall remain outstanding and without any conversion thereof and no payment shall be made with respect thereto.

  3.3 Exchange of Shares. (a) Fairchild shall designate a bank, trust company or transfer agent (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) reasonably satisfactory to Banner to act as the Exchange Agent (the "Exchange Agent").

  (b) As promptly as practicable, but in no event later than three business days, after the Effective Time, Fairchild shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Banner Common Stock or Banner Preferred, as the case may be (collectively, the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for exchange.

  (c) Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor that number of shares of Fairchild Common Stock that such holder has the right to receive under this Article III, and such Certificate shall forthwith be cancelled. If any shares of Fairchild Common Stock are to be issued to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of exchange that such surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the exchange by a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of Fairchild that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this
Section 3.3, each Certificate shall represent, for all purposes, the right to receive the Merger Consideration in respect of the number of shares of Banner Common Stock evidenced by such Certificate (or, in the case of Banner Preferred, deemed to be evidenced by such Certificate). No dividends or other distributions that are declared after the Effective Time on shares of Fairchild Common Stock and payable to the holders of record thereof after the Effective Time will be paid to holders of Certificates until such holders surrender their Certificates. Upon such surrender, Fairchild shall deposit with the Exchange Agent and shall cause the Exchange Agent to pay to the record holders of the shares of Fairchild Common Stock representing Merger Consideration, the dividends or other distributions, excluding interest, that became payable after the Effective Time and were not paid because of the delay in surrendering Certificates for exchange.

  (d) From and after the Effective Time, there shall be no transfers on the stock transfer books of Banner of the shares of Banner Common Stock (including deemed Banner Common Stock resulting from the Accelerated Mandatory Conversion of Banner Preferred) that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Fairchild or the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article III.

   (e) None of Banner, Fairchild or the Surviving Corporation shall be liable to any holder of Certificates with respect to any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   3.4 Stock Options. (a) As of the Effective Time, by virtue of the Merger and without any action on the part of holders thereof, each option (an "Option") which has been granted under the 1990 Non-Qualified and Incentive Stock Option Plan, as amended, of Banner or the 1996 Non-Employee Director Stock Option Plan of Banner or the Stock Award Agreement for Phillipe Hercot dated September 13, 1996 (collectively, the "Option Plans") and is outstanding at the Effective Time, whether or not then exercisable, shall be assumed by Fairchild and shall be deemed to constitute an option to acquire Fairchild Common Stock on the terms and conditions as were applicable under the respective Option, except that (i) each Option shall be exercisable for the greatest number of whole shares of Fairchild Common Stock equal to the product of the number of shares of Banner Common Stock subject to such Option immediately prior to the Effective Time multiplied by the Exchange Ratio; (ii) the exercise price per share of Fairchild Common Stock shall be an amount equal to the exercise price per share of Banner Common Stock specified under such Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent) and (iii) each Option to the extent not then exercisable, shall become exercisable in full at the Effective Time. As soon as practicable after the Effective Time, Fairchild shall deliver to each holder of an Option an appropriate notice setting forth the holder's right to acquire shares of Fairchild Common Stock, and the Option Agreements of each holder shall be deemed to be appropriately amended so that the Options shall represent the rights set forth above.

   (b) Fairchild shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Fairchild Common Stock for delivery upon exercise of the Options assumed in accordance with Section 3.4(a) and to cause such shares to be registered under the Securities Act of 1933, as amended (the "Securities Act"), and to be listed on the NYSE.

   3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Banner Common Stock or Banner Preferred who upon surrender of Certificates would be entitled to receive fractional shares of Fairchild Common Stock shall not be entitled to receive dividends on or vote such fractional shares of Fairchild Common Stock and shall receive, in lieu of such fractional shares of Fairchild Common Stock, cash in an amount equal to such fraction multiplied by the Market Value. "Market Value" shall mean the mean between the high and low prices of Fairchild Common Stock as reported on the NYSE on the trading day immediately following the Effective Time. All references in this Agreement to Fairchild Common Stock to be issued as Merger Consideration shall be deemed to include any cash in lieu of fractional shares of Fairchild Common Stock payable pursuant to this Section 3.5.

   3.6 No Appraisal Rights. In accordance with Section 262(b) of the DGCL, no holder of shares of Banner Common Stock or Banner Preferred shall be entitled to appraisal rights.

   3.7 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such reasonable amount as Fairchild may direct as indemnity against any claim that may be made against it with respect to such Certificate, Fairchild will issue, in exchange for such lost, stolen or destroyed Certificate, Fairchild Common Stock and any cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Fairchild Common Stock deliverable in respect thereof pursuant to this Agreement.

                                   ARTICLE IV

                         CERTAIN EFFECTS OF THE MERGER

   4.1 Effect of the Merger. On and after the Effective Time and pursuant to the DGCL, the Surviving Corporation shall possess all the rights, privileges, immunities, powers, and purposes of each of MTA and Banner; all the property, real and personal, including subscriptions to shares, causes of action and every other asset (including books and records) of MTA and Banner, shall vest in the Surviving Corporation without further act or deed; and the Surviving Corporation shall assume and be liable for all the liabilities, obligations and penalties of MTA and Banner; provided, however, that this shall in no way impair or affect the indemnification obligations of any party pursuant to the indemnification provisions of this Agreement or under any agreements or arrangements with present or former directors and officers of Banner. No liability or obligation due or to become due and no claim or demand for any cause existing against either MTA or Banner, or any stockholder, officer or director thereof, shall be released or impaired by the Merger, and no action or proceeding, whether civil or criminal, then pending by or against MTA or Banner, or any stockholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, and the Surviving Corporation may be substituted in any such action or proceeding in place of MTA or Banner.

   4.2 Further Assurances. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of MTA or Banner, the officers of such corporation are fully authorized in the name of their corporation or otherwise to take, and shall take, all such further action.

                                   ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF BANNER

   Banner hereby represents and warrants to Fairchild and MTA that:

   5.1 Corporate Organization and Qualification. Each of Banner and its subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and (iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted, except where failure to so qualify, be in good standing or have such power and authority would not, individually or in the aggregate, result in an adverse effect (other than any change resulting from or arising out of the transactions contemplated by this Agreement or the announcement thereof) on the financial condition, business or properties of Banner and its subsidiaries, material to Banner and its subsidiaries as a whole (a "Banner Material Adverse Effect").

   5.2 Capitalization. The authorized capital stock of Banner consists of (i) 50,000,000 shares of Banner Common Stock, of which, as of January 11, 1999, 23,764,262 shares were issued and 21,517,295 shares were outstanding, and (ii) 10,000,000 shares of Banner Preferred, of which, as of January 11, 1999, 4,100,279 shares were issued and 3,493,457 shares were outstanding. All of the outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. As of January 11, 1999, options to acquire 1,131,300 shares of Banner Common Stock were reserved for issuance upon exercise of outstanding Options pursuant to the Option Plans. Except as set forth above, as otherwise known to Fairchild or MTA, and except for vested options to acquire shares pursuant to the Option Plans, there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Banner is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Banner.

   5.3 Authority Relative to This Agreement. Banner has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Banner of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Banner, based upon the unanimous recommendation of a special committee of independent directors of Banner (the "Special Committee"), and no other corporate proceedings on the part of Banner are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement and the Merger by the Stockholders of Banner in accordance with Section 251 of the DGCL, Banner's Certificate of Incorporation and Section 8.1(a) hereof). This Agreement has been duly and validly executed and delivered by Banner and, assuming this Agreement constitutes the valid and binding agreement of Fairchild and MTA and that the aforementioned approval of the stockholders of Banner is obtained, constitutes the valid and binding agreement of Banner, enforceable against Banner in accordance with its terms, except that the enforcement hereof may be limited by
(i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

   5.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Banner nor the consummation by Banner of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of Banner; (b) require of Banner or its subsidiaries any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) pursuant to state blue sky takeover statutes, (iv) pursuant to NYSE delisting requirements or (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a Banner Material Adverse Effect; (c) except as set forth on
Schedule 5.4 attached hereto and made a part hereof, result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which Banner or any of its subsidiaries may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Banner Material Adverse Effect; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Banner or any of its subsidiaries, except for violations which would not, individually or in the aggregate, have a Banner Material Adverse Effect.

   5.5 SEC Reports; Financial Statements. (a) Since January 1, 1996, Banner has filed all periodic reports required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which as of their respective dates of filing complied in all material respects with all applicable requirements of the Exchange Act (collectively, the "Banner SEC Reports"). None of the Banner SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading provided, however, that no representation or warranty is made with respect to those portions of the Banner SEC Reports that specifically make disclosures or are required to make disclosures with respect to Fairchild.

   (b) The consolidated financial statements (including the related notes thereto) of Banner included in Banner SEC Reports complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein) and presented fairly the consolidated financial position of Banner and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of notes thereto).

   5.6 Absence of Certain Changes or Events. Since the date of this Agreement, or as otherwise known to Fairchild or MTA at or prior to this Agreement, the business of Banner has been carried on only in the ordinary and usual course, and Banner has not suffered any Banner Material Adverse Effect, provided that no representation or warranty is made with respect to any Banner Material Adverse Effect known to or caused by Fairchild or MTA.

   5.7 Undisclosed Liabilities. Except as disclosed in Banner SEC Reports filed prior to the date of this Agreement, as contemplated by this Agreement or as otherwise known to Fairchild or MTA at or prior to the date of this Agreement, there are no liabilities or obligations of Banner or its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Banner, other than liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice since the date of this Agreement, or (ii) which would not, individually or in the aggregate, have a Banner Material Adverse Effect.

   5.8 Litigation. Except as disclosed in Banner SEC Reports filed prior to the date of this Agreement or for any litigation relating to the transactions contemplated by this Agreement, (i) there are no actions, claims, suits, proceedings or governmental investigations pending or, to the knowledge of Banner, threatened against or involving Banner or any of its subsidiaries which, individually or in the aggregate, are reasonably likely to have a Banner Material Adverse Effect, and (ii) there are no judgments, decrees, injunctions, rules or orders of any court or governmental or regulatory authority applicable to Banner or any of its subsidiaries, which, individually or in the aggregate, would have a Banner Material Adverse Effect.

   5.9 Registration Statement; Proxy Statement. None of the information to be supplied by and relating to Banner for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement (as such terms are hereinafter defined in Section 7.2) will, at the time of the mailing of the Proxy Statement and at the time of the stockholder meeting of Banner in connection with the vote of such stockholders with respect to the Merger and this Agreement (the "Stockholder Meeting"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Banner should occur that is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Banner. With respect to the information relating to Banner, the Registration Statement and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. For purposes of this Section 5.9, any statement which is made or incorporated by reference in the Proxy Statement or the Registration Statement shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Proxy Statement or the Registration Statement or any statement included in the Proxy Statement or the Registration Statement modifies or supersedes such earlier statement.

   5.10 Compliance with Applicable Laws. Except as otherwise known to Fairchild or MTA, Banner and its subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals or all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses, except where the failure to so hold would not, individually or in the aggregate, have a Banner Material Adverse Effect (the "Banner Permits"). Banner and its subsidiaries are in compliance with the terms of Banner Permits, except where the failure so to comply would not, individually or in the aggregate, have a Banner Material Adverse Effect. Except as disclosed in Banner SEC Reports filed prior to the date of this Agreement, the business of Banner is not being conducted in violation of any law, ordinance or regulation of any governmental or regulatory authorities, except for possible violations which, individually or in the aggregate, would not have a Banner Material Adverse Effect.

   5.11 Opinion of Investment Bankers. The Special Committee has received the opinion dated January 11, 1999 (the "Fairness Opinion") of Houlihan Lokey Howard & Zukin (the "Investment Banker"), the Special Committee's investment banker, to the effect that at the time of the execution and delivery of this Agreement the consideration to be received in the Merger is fair to the holders of shares of Banner Common Stock (other than Fairchild and MTA and their affiliates) from a financial point of view.

                                   ARTICLE VI

              REPRESENTATIONS AND WARRANTIES OF FAIRCHILD AND MTA

   Fairchild and MTA represent and warrant, jointly and severally, to Banner that:

   6.1 Corporate Organization and Qualification. Each of Fairchild and its Significant Subsidiaries (as defined in Section 11.5 below) and MTA (i) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and (iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted, except where the failure to so qualify, be in such good standing or have such power and authority would not, result in an adverse effect on the financial condition, business or properties of Fairchild and its subsidiaries which would be material to the ability of Fairchild and MTA to fulfill their obligations under this Agreement (a "Fairchild Material Adverse Effect").

   6.2 Capitalization. As of January 8, 1999: (i) the authorized capital stock of Fairchild consisted of 40,000,000 shares of Fairchild Common Stock, 20,000,000 shares of Class B Common Stock, and 10,000,000 shares of Preferred Stock; (ii) 19,218,806 shares of Fairchild Common Stock were issued and outstanding; (iii) 2,624,662 shares of Fairchild Class B Common Stock were issued and outstanding; (iv) no shares of Preferred Stock were issued and outstanding; (v) 7,495,868 shares of Fairchild Common Stock were held in the treasury of Fairchild; (vi) 1,839,831 shares of Fairchild Common Stock were reserved for issuance pursuant to issued but unexercised stock options under Fairchild's stock option plans; and (vii) 900,000 shares of Fairchild Common Stock were reserved for issuance under issued but unexercised warrants to purchase Fairchild's common stock. All of the outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. Fairchild' stock option plans provide for the issuance of 1,839,831 shares of Fairchild Common Stock under outstanding but unexercised stock options, and allow for the issuance of an additional 509,967 shares of Fairchild Common Stock for future stock option grants.

   6.3 Authority Relative to This Agreement. Each of Fairchild and MTA has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Fairchild and MTA of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Fairchild and MTA, and no other corporate proceedings on the part of Fairchild or MTA are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Fairchild and MTA and, assuming this Agreement constitutes the valid and binding agreement of Banner, constitutes the valid and binding agreement of each of Fairchild and MTA, enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

   6.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Fairchild or MTA nor the consummation by Fairchild or MTA of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or the Bylaws, respectively, of Fairchild or MTA; (b) require of Fairchild or its subsidiaries (except Banner) any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) pursuant to NYSE listing requirements with respect to the shares of Fairchild Common Stock constituting the Merger Consideration and shares of Fairchild Common Stock to be issued pursuant to options assumed in accordance with Section 3.4(a) or (iv) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a Fairchild

Material Adverse Effect; (c) result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which Fairchild or any of its Significant Subsidiaries (other than Banner) may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Fairchild Material Adverse Effect; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Fairchild or any of its subsidiaries (other than Banner), except for violations which would not, individually or in the aggregate, have a Fairchild Material Adverse Effect.

   6.5 SEC Reports. Since January 1, 1996, Fairchild has filed all periodic reports required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the federal securities laws and the SEC rules and regulations thereunder.

   6.6 Registration Statement; Proxy Statement. None of the information to be supplied by Fairchild or MTA for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement (except for information about Banner furnished by Banner to Fairchild) will, at the time of the mailing of the Proxy Statement and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Fairchild, its officers and directors or any of its subsidiaries shall occur and is required to be described in an amendment of, or a supplement to, the Proxy Statement and the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Banner. The Registration Statement and the Proxy Statement (except with respect to information relating to Banner) will comply as to form in all material respects with the provisions of the Exchange Act. For purposes of this Section 6.6, any statement which is made or incorporated by reference in the Proxy Statement or the Registration Statement shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Proxy Statement or the Registration Statement or any statement included in the Proxy Statement or the Registration Statement modifies or supersedes such earlier statement.

   6.7 Undisclosed Liabilities. Since September 27, 1998, except as disclosed in Fairchild's SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement, there are no liabilities or obligations of Fairchild or its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Fairchild, other than liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice, or (ii) which would not, individually or in the aggregate, have a Fairchild Material Adverse Effect.

   6.8 Ownership of Shares. As of the date hereof, Fairchild owns directly or indirectly 17,839,974 shares of Banner Common Stock, all of which Fairchild has the right to vote with respect to the transactions contemplated hereby, and 3,413,109 shares of Banner Preferred. Neither Fairchild nor MTA owns or holds any right, option or warrant, or otherwise is a party to any agreement, arrangement or understanding, to acquire Banner Common Stock or Banner Preferred.

   6.9 Interim Operations of MTA. MTA was formed solely for the purpose of engaging in the transaction contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

   6.10 Compliance with Applicable Laws. Except as otherwise known to Banner, Fairchild and its subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals or all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses, except where the failure to so hold would not, individually or in the aggregate, have a Fairchild Material Adverse Effect (the "Fairchild Permits"). Fairchild and its subsidiaries are in compliance with the terms of Fairchild Permits, except where the failure so to comply would not, individually or in the aggregate, have a Fairchild

Material Adverse Effect. Except as disclosed in Fairchild SEC Reports filed prior to the date of this Agreement, the business of Fairchild is not being conducted in violation of any law, ordinance or regulation of any governmental or regulatory authorities, except for possible violations, if any, which, individually or in the aggregate, would not have a Fairchild Material Adverse Effect.

   6.11 Brokers, Finders or Financial Advisors. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finders' fee or any other commission or similar fee from Banner as a result of Fairchild or MTA being a party hereto or consummating any of the transactions contemplated by this Agreement.

   6.12 Investigation by Fairchild and MTA. Fairchild and MTA have conducted their own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its subsidiaries. Each of Fairchild and MTA:

     (a) acknowledges that, other than as set forth in this Agreement, none of Banner, its subsidiaries or any of their respective directors, officers, employees, affiliates, agents or representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Fairchild or MTA or their respective agents or representatives prior to the execution of this Agreement, and

     (b) agrees, to the fullest extent permitted by law, that none of Banner, its subsidiaries or any of their respective directors, officers, employees, stockholders, affiliates, agents or representatives shall have any liability or responsibility whatsoever to Banner or Fairchild on any basis (including without limitation in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Fairchild or MTA prior to the execution of this Agreement, except for information provided or made available or statements made and known by such parties to be false or misleading in any material respect.

                                  ARTICLE VII

                            STOCKHOLDERS' APPROVAL;
                                  SEC MATTERS

  7.1 Stockholders' Approval (a) Banner shall submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at the Stockholder Meeting as promptly as practicable and shall use all reasonable efforts to obtain stockholder approval and adoption of this Agreement and the transactions contemplated hereby, such Stockholder Meeting to be held as soon as practicable following the date hereof, and Banner shall, through its Board of Directors based upon the recommendation of the Special Committee, recommend to its stockholders approval of the transactions contemplated by this Agreement, subject to the provisions of Section 7.1(b) hereof.

  (b) Notwithstanding the foregoing, the Special Committee or the Board of Directors of Banner may at any time prior to the Effective Time withdraw, modify or change any recommendation and declaration regarding this Agreement or the Merger, or recommend and declare advisable any other offer or proposal, if, in the opinion of the Special Committee or the Board of Directors after consultation with its counsel, the failure to so withdraw, modify or change its recommendation and declaration would be inconsistent with its fiduciary duties to its stockholders under applicable law.

  (c) From the date hereof to the Effective Time, Fairchild and MTA shall not sell or otherwise dispose of any of the Banner Common Stock and Banner Preferred owned by them. At the Stockholder Meeting, or any adjournment thereof, Fairchild and MTA shall vote the shares of Banner Common Stock owned by them in favor of the Merger.

  7.2 Registration Statement; Proxy. Fairchild and Banner will, as promptly as practicable, prepare and file with the SEC a proxy statement, a registration statement on Form S-4 in respect of shares of Fairchild Common Stock comprising the Merger Consideration (the "Registration Statement") and forms of proxy in connection with the vote of Banner's stockholders with respect to the Merger and this Agreement (such proxy statements, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to Banner's stockholders, are herein called the "Proxy Statement"). Fairchild and Banner will each use all reasonable efforts to cause the Registration Statement to become effective and to cause the Registration Statement and the Proxy Statement to be mailed to stockholders of Banner at the earliest practicable date.

                                  ARTICLE VIII

                            COVENANTS AND AGREEMENTS

  8.1 Additional Agreements; Cooperation. (a) Subject to the terms and conditions herein provided and to the fiduciary obligations owed to their respective stockholders, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and to cooperate with each other in connection with the foregoing, including using its reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases and other contracts, (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulations, (iii) to defend all lawsuits or other legal proceedings commenced or instituted by persons or entities other than the parties hereto challenging this Agreement or the consummation of the transactions contemplated hereby,
(iv) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and filings, including, but not limited to, submissions of information requested by the NYSE or governmental authorities, and (vi) to fulfill all conditions to this Agreement.

  (b) Each of the parties hereto agrees to furnish to the other party hereto such necessary information and reasonable assistance as such other party may request in connection with its preparation of necessary filings or submissions to any regulatory or governmental agency or authority, including, without limitation, any filing necessary under the provisions of the NYSE Rules or any applicable Federal or state statute.

  8.2 Publicity. Banner and Fairchild agree to consult with each other in issuing any press release and with respect to the general content of other public statements with respect to the transactions contemplated hereby, and shall not issue any such press release prior to such consultation, except as may be required by law.

  8.3 No Solicitation. Banner agrees that, except with Fairchild's consent, prior to the Effective Time or unless this Agreement is terminated, it shall not, and shall not authorize or permit any of its directors, officers, employees, agents or representatives to, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving Banner or acquisition of any kind of all or substantially all of the assets or capital stock of Banner (an "Acquisition Transaction") or negotiate, explore or otherwise communicate in any way with any third party (other than Fairchild) with respect to any acquisition transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided, that if at any time prior to the Effective Time, in the opinion of the Special Committee of the Board of Directors after consultation with its counsel, the failure to take any of the actions provided in this Section 8.3 would be inconsistent with the fiduciary duties of such Special Committee to the stockholders of Banner under applicable law, such Special Committee may take any such action.

  8.4 Access to Information. As of the date of this Agreement until the Effective Time, Banner will give Fairchild and its authorized representatives (including counsel, environmental and other consultants, accountants and auditors) full access to all facilities, personnel and operations and to all books and records of it and its subsidiaries, will permit Fairchild to make such inspections as it may require and will cause its officers and those of its subsidiaries to furnish Fairchild with such financial and operating data and other information with respect to its business and properties as Fairchild may request. Any and all information obtained by Fairchild and its authorized representatives in the foregoing manner is hereinafter referred to as the "Confidential Information"; provided, that the term "Confidential Information" shall not include information that at the time of its disclosure or thereafter is generally available and known to the public, was within Fairchild's possession prior to its being furnished to Fairchild by Banner or was acquired or developed by Fairchild without violation of any obligation of Fairchild to Banner or any contractual, legal or fiduciary obligation owed by Fairchild or any other person or entity to Banner. Fairchild and MTA acknowledge that all information designated Confidential Information will be treated in the same manner as Fairchild treats its own confidential information.

  8.5 Bank Consents. Each of Banner and Fairchild will reasonably cooperate with each other to assist the other party in obtaining any consent required from each of Fairchild's and Banner's bank lenders, to effect the Merger.

  8.6 Notification of Certain Matters. Banner or Fairchild, as the case may be, shall promptly notify the other of (i) its obtaining of actual knowledge as to the matters set forth in clauses (x) and (y) below, or (ii) the occurrence, or failure to occur, of any event which occurrence or failure to occur would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, or (y) any material failure of Banner, Fairchild or MTA, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations or warranties of the parties, the conditions to the obligations of the parties hereunder or any liability that a party hereto may have to another party under this Agreement.

  8.7 Fees and Expenses. In the event this Agreement is terminated, Banner, Fairchild, and MTA shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

   8.8 Conduct of Business of Banner Pending the Merger. Except as contemplated by this Agreement or with Fairchild's consent, during the period from the date of this Agreement to the Effective Time, each of Banner and its subsidiaries will conduct its operations according to its ordinary course of business consistent with past practices, and will use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would materially adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement.

   8.9 Indemnification of Directors and Officers. (a) All rights to indemnification now existing in favor of the present directors or officers of Banner and its respective subsidiaries as provided in the DGCL, their respective certificates or articles of incorporation or by-laws or otherwise in effect on the date hereof shall survive the Merger for a period of six years, and, during such period, the Certificate of Incorporation and Bylaws of the Surviving corporation shall not be amended to reduce or limit the rights of indemnity of the present directors or officers of Banner, or the ability of the Surviving Corporation to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify. In addition, Banner (and, after the Effective Time, the Surviving Corporation) shall pay expenses in advance of the final disposition of any action or proceeding to the full extent permitted by law to each director or officer of Banner and its respective subsidiaries seeking indemnification pursuant to the existing rights of indemnification required to be maintained in the preceding sentence upon receipt of an undertaking by such director or officer to repay all amounts so advanced if it is judicially determined that such person is not entitled to indemnification.

   (b) From and after the Effective Time, the Surviving Corporation shall maintain, and Fairchild agrees to cause the Surviving Corporation to maintain, for not less than six years, Banner's current policies of directors' and officers' liability insurance with respect to actions and omissions occurring prior to the Effective Time to the extent available or, if not available, substantially equivalent policies; provided that in no event shall the Surviving Corporation be required to expend to maintain or procure insurance coverage pursuant to this Section 8.9 an amount per annum in excess of 150% of the current annual premiums for the twelve-month period ended September 30, 1998 (the "Maximum Premium") with respect to such insurance or, if the cost of such coverage exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium. In the event any claim is made against present directors or officers of the Company that is covered, in whole or in part, or potentially so covered by insurance, the Surviving Corporation and Fairchild shall do nothing that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition of that claim. Any such policy may in the sole discretion of the Surviving Corporation be one or more "tail" policies for all or any portion of the six-year period referred to above.

   (c) This Section 8.9 shall survive the consummation of the Merger. The provisions of this Section 8.9 are intended to be for the benefit of, and shall be enforceable by, the present and former directors or officers of Banner, as the case may be. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any individual, corporation or any other entity, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.9.

   8.10 Approval of Merger. At the Stockholder Meeting, Fairchild shall vote or cause to be voted all of the Banner Common Stock owned by it in favor of the approval and adoption of this Agreement and the Merger.

                                   ARTICLE IX

                             CONDITIONS TO CLOSING

   9.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by the Board of Directors of the waiving party (subject to applicable law) at or prior to the Effective Date of each of the following conditions:

     (a) this Agreement and the Merger shall have been duly approved and adopted at the Stockholder Meeting in accordance with the DGCL;

     (b) no order, statute, rule, regulation, executive order, injunction, stay, decree or restraining order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or governmental or regulatory authority or instrumentality that prohibits the consummation of the Merger or the transactions contemplated hereby;

     (c) all necessary consents and approvals of any United States or any other governmental authority or any other third party required for the consummation of the transactions contemplated by this Agreement shall have been obtained except for such consents and approvals the failure to obtain which individually or in the aggregate would not have a material adverse effect on Fairchild (assuming the merger had taken place);

     (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect.

   9.2 Additional Conditions to Obligations of Fairchild. The obligations of Fairchild to effect the Merger shall be subject to the fulfillment or waiver (subject to applicable law), at or prior to the Effective Date, of each of the following conditions:

     (a) Banner shall have furnished Fairchild with certified copies of resolutions duly adopted by its Board of Directors approving the execution and delivery of this Agreement and the Merger and all other necessary corporate action to enable Banner to comply with the terms of this Agreement;

     (b) Banner shall have performed or complied in all material respects with all its agreements, obligations and covenants required by this Agreement to be performed by it on or prior to the Effective Date;

     (c) the representations and warranties of Banner contained herein shall be true and correct in all material respects on the date of this Agreement and the Effective Date as though such representations and warranties were made at and on such date;

     (d) there shall not have occurred since the date hereof any material adverse change in the business, operations, assets, financial condition or results of operations of Banner;

     (e) all consents required by Fairchild's and Banner's bank lenders to effect the Merger shall have been obtained; and

     (f) Banner shall have delivered to Fairchild a certificate, dated the Effective Date, of its Senior Vice President and Secretary to the effect of
  (a), (b), (c),(d) and (e), above.

   9.3 Additional Conditions to Obligations of Banner. The obligations of Banner to effect the Merger shall be subject to the fulfillment or waiver (subject to applicable law), at or prior to the Effective Date, of each of the following conditions:

     (a) Each of MTA and Fairchild shall have furnished Banner with certified copies of resolutions duly adopted by its Board of Directors approving the execution and delivery of this Agreement and the Merger and all other necessary corporate action to enable MTA and Fairchild to comply with the terms of this Agreement;

     (b) Banner shall have been furnished with a resolution by the sole stockholder of MTA approving the execution and delivery of this Agreement and the Merger and all other necessary corporate action to enable MTA to comply with the terms of this Agreement;

     (c) MTA and Fairchild shall have performed or complied in all material respects with all its agreements, obligations and covenants required by this Agreement to be performed by it on or prior to the Effective Date;

     (d) the representations and warranties of MTA and Fairchild contained herein shall be true and correct in all material respects on the date of this Agreement and the Effective Date as though such representations and warranties were made at and on such date and Fairchild shall have delivered to Banner a certificate, dated the Effective Date, of its President or Senior Vice President and its Secretary to such effect;

     (e) there shall not have occurred since the date hereof any material adverse change in the business, operations, assets, financial condition or results of operations of Fairchild;

     (f) all consents required by Fairchild's and Banner's bank lenders to effect the Merger shall have been obtained;

     (g) Banner shall have received the Fairness Opinion, which shall not have been revoked, rescinded or annulled;

     (h) the shares of Fairchild Common Stock constituting the Merger Consideration and the shares of Fairchild Common Stock reserved for issuance upon exercise of options assumed in accordance with Section 3.4(a) shall have been listed for trading on the NYSE; and

     (i) Banner shall have delivered to Fairchild a certificate, dated the Effective Date, of its Senior Vice President and Secretary to the effect of
  (a), (b), (c), (d), (e), (f) and (h) above.

                                   ARTICLE X

                                  TERMINATION

   10.1 Termination by Mutual Consent. This Agreement may be abandoned at any time prior to the Effective Time, before or after the approval by stockholders of Banner, by the mutual written consent of all the parties (with the concurrence of the Special Committee).

   10.2 Termination by Fairchild, MTA or Banner. This Agreement may be terminated and the Merger may be abandoned by any of Fairchild, MTA or Banner (with the concurrence of the Special Committee in the case of termination by Banner), before or after the approval by stockholders of Banner if (a) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, (b) the Merger shall not have been consummated by May 31, 1999, provided that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of the Merger to occur on or before such date, or (c) this Agreement and the Merger shall have been voted on by stockholders of Banner at the Stockholder Meeting and the vote shall not have been satisfied the condition set forth in Section 9.1(a).

   10.3 Termination by Fairchild or MTA. This Agreement may be terminated and the Merger may be abandoned by Fairchild or MTA, prior to the Effective Time, before or after the approval by stockholders of Banner if Banner shall have failed to perform in any material respect any of its material obligations under this Agreement theretofore to be performed by Banner, which failure to perform has not been cured within 30 days following receipt by Banner of notice of such failure to perform from Fairchild or MTA.

   10.4 Termination by Banner. This Agreement may be terminated by Banner (with the concurrence of the Special Committee), prior to the Effective Time, before or after the approval by stockholders of Banner (a) if Fairchild or MTA shall have failed to perform in any material respect any of their material obligations under this Agreement theretofore to be performed by Fairchild or MTA, which failure to perform has not been cured within 30 days following receipt by Fairchild of notice of such failure to perform from Banner or (b) if, prior to consummation of the Merger, Banner shall have received a bona fide written offer from a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Banner Common Stock and Banner Preferred then outstanding or all or substantially all the assets of Banner and the Special Committee shall have determined in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) that the terms of such offer are more favorable to Banner's stockholders than the Merger.

   10.5 Effect of Termination. In the event of the termination of this Agreement pursuant to the foregoing provisions of this Article X, this Agreement shall become void and have no effect, with no liability on the part of any party or its stockholders or directors or officers in respect thereof except for the provisions of Section 8.9 and agreements which survive the termination of this Agreement and except for liability that MTA, Fairchild or Banner might have arising from a breach of this Agreement.

                                   ARTICLE XI

                                 MISCELLANEOUS

   11.1 Survival of Representations and Warranties. All representations and warranties made in this Agreement and in any document or instrument delivered pursuant to this Agreement shall not survive beyond the earlier of termination of this Agreement or the Effective Time. This Section 11.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

   11.2 Closing and Waiver. If this Agreement shall not have been terminated in accordance with the provisions of Section 10.1 hereof, a closing (the "Closing" and the date and time thereof being the "Effective Time") will be held as soon as practicable after the conditions set forth in Article IX shall have been satisfied or waived. The Closing will be held at the offices of Cahill Gordon & Reindel, 80 Pine Street, New York, New York or at such other places as the parties may agree. Immediately thereafter, the Delaware Certificate of Merger will be filed.

   (a) At any time prior to the Effective Date, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing duly authorized by and signed on behalf of such party.

   11.3 Notice. (a) Any notice or communication to any party hereto shall be duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), or overnight air courier guaranteeing next day delivery, to such other party's address.

   If to Fairchild or MTA:

       45025 Aviation Drive
       Suite 400
       Dulles, VA 20166
       Attention: Donald Miller, Esq.

       with a copy to:

       James J. Clark, Esq.
       Cahill Gordon & Reindel
       80 Pine Street
       New York, NY 10005

   If to Banner:

       45025 Aviation Drive
       Suite 300
       Dulles, VA 20166
       Attention: Warren Persavich

       with copies to

       Steven L. Gerard
       Great Point Capital, Inc.
       150 East 61 Street
       New York, NY 10021

         and

       Steven Wolosky, Esq.
       Olshan Grundman Frome Rosenzweig & Wolosky LLP
       505 Park Avenue
       New York, NY 10022

   (b) All notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, if mailed; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

   11.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   11.5 Interpretation. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof. As used in this Agreement, "person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof; "subsidiary" of any person means (i) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more other subsidiaries of such person or by such person and one or more subsidiaries thereof or (ii) any other person (other than a corporation) in which such person, or one or more other subsidiaries of such person or such person and one or more other subsidiaries thereof, directly or indirectly, have more than a majority ownership and voting power relating to the policies, management and affairs thereof; and "voting stock" of any person means capital stock of such person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency and "knowledge" (or words of similar import) with regard to a party to this agreement shall mean the actual knowledge of any officer of such party. "Significant Subsidiary" shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

   11.6 Variations and Amendment. This Agreement may be varied or amended only by written action of Banner (with the concurrence of the Special Committee) and Fairchild, before or after the Stockholder Meeting at any time prior to the Effective Time.

   11.7 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity which is not a party or permitted assignee of a party to this Agreement.

   11.8 Governing Law. This Agreement shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

   11.9 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

   11.10 No Recourse Against Others. No director, officer or employee, as such, of Banner, MTA or Fairchild or any of their respective subsidiaries shall have any liability for any obligations of Banner, MTA or Fairchild, respectively, under this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

   11.11 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

   11.12 No Assignment. Neither this Agreement, nor any of the rights, interests or obligations hereunder, shall be transferred or assigned (except in the case of MTA, by operation of law upon consummation of the Merger) without the prior written consent of the other parties hereto.

   11.13 Joint and Several Liability. Fairchild and MTA shall be jointly and severally liable for all of the covenants, agreements and obligations made or incurred by either of them under this Agreement.

   IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be executed by their duly authorized officers all as of the day and year first above written.

                                          Banner Aerospace, Inc.

                                          By:
                                                -------------------------------
                                            Name:
                                            Title:

                                          The Fairchild Corporation

                                          By:
                                                -------------------------------
                                            Name:
                                            Title:

                                          MTA, Inc.

                                          By:
                                                -------------------------------
                                            Name:
                                            Title:

                                                                    SCHEDULE 5.4

                             CONSENTS AND APPROVALS

   Section 10.10 of the Second Amended and Restated Credit Agreement dated as of December 12, 1996 among Banner and Banner Subsidiaries (collectively, the "Borrowers"), Citicorp USA, Inc., as Administrative Agent and Arranger, and Nationsbank, N.A., as Co-Arranger, Co-Agent and Syndications Agent, prohibits the Borrowers from entering into any merger or consolidation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

    For the Year Ended June 30, 1998          Commission File Number 1-6560

                           The Fairchild Corporation
             (Exact name of Registrant as specified in its charter)

                                                       34-0728587
                Delaware                  (I.R.S. Employer Identification No.)
    (State or other jurisdiction of
     Incorporation or organization)

    45025 Aviation Drive, Suite 400                       20166
               Dulles, VA                              (Zip Code)
    (Address of principal executive
                offices)

       Registrant's telephone number, including area code (703) 478-5800

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

   Title of each class                       Name of exchange on which
   Class A Common Stock, par value $.10   registered
per share                                    New York and Pacific Stock
                                          Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days [X].

   Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [_] .

   On September 17, 1998, the aggregate market value of the common shares held by nonaffiliates of the Registrant (based upon the closing price of these shares on the New York Stock Exchange) was approximately $197 million (excluding shares deemed beneficially owned by affiliates of the Registrant under Commission Rules).

   As of September 17, 1998, the number of shares outstanding of each of the Registrant's classes of common stock were as follows:

      Class A common stock, $.10 par value........................... 19,494,291
      Class B common stock, $.10 par value...........................  2,624,662

DOCUMENTS INCORPORATED BY REFERENCE:

   Portions of the registrant's definitive proxy statement for the 1998 Annual Meeting of Stockholders to be held on November 19, 1998 (the "1998 Proxy Statement"), which the Registrant intends to file within 120 days after June 30, 1998, are incorporated by reference into Parts III and IV.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           THE FAIRCHILD CORPORATION
                                    INDEX TO
                           ANNUAL REPORT ON FORM 10-K
                      FOR FISCAL YEAR ENDED JUNE 30, 1998

                                                                                                  Page
                                                                                                  ----
PART I
Item 1.   Business...............................................................................  B-3
Item 2.   Properties.............................................................................  B-8
Item 3.   Legal Proceedings......................................................................  B-9
Item 4.   Submission of Matters to a Vote of Stockholders........................................  B-9
PART II
Item 5.   Market for the Company's Common Equity and Related Stockholder Matters................. B-10
Item 6.   Selected Financial Data................................................................ B-11
Item 7.   Management's Discussion and Analysis of Results of Operations and Financial Condition.. B-12
Item 8.   Financial Statements and Supplementary Data............................................ B-22
Item 9.   Disagreements on Accounting and Financial Disclosure................................... B-56
PART III
Item 10.  Directors and Executive Officers of the Company........................................ B-56
Item 11.  Executive Compensation................................................................. B-56
Item 12.  Security Ownership of Certain Beneficial Owners and Management......................... B-56
Item 13.  Certain Relationships and Related Transactions......................................... B-56
PART IV
Item 14.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K....................... B-57

                                     PART I

ITEM 1. BUSINESS

 General

   The Fairchild Corporation (the "Company") was incorporated in October 1969, under the laws of the State of Delaware. The Company is the largest aerospace fastener manufacturer in the world and an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, the Company is one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Air Lines and US Airways.

   The Company's primary business focus is on the aerospace industry and its aerospace business consists primarily of two segments: aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment manufactures and markets high performance fastening systems used in the manufacturing and maintenance of commercial and military aircraft by original equipment manufacturers ("OEMs"). The aerospace distribution segment stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, other distributors, fixed-base operators, corporate aircraft operators and other aerospace companies. The Company's aerospace distribution business is conducted through its 83% owned subsidiary, Banner Aerospace, Inc. ("Banner"). For a comparison of the sales of the Company's business segments for each of the last three fiscal years, see Item 7, "Management's Discussion and Analysis of Results of Operations and Financial Condition", which is herein incorporated by reference.

   The Company also owns a technology products unit, which designs, manufactures, and markets high performance production equipment and systems required for the manufacture of semiconductor chips and recordable compact discs, and a significant equity interest in Nacanco Paketleme ("Nacanco"), which manufactures customized cans for the beverage industry in Turkey.

Recent Developments

   Recent developments of the Company are incorporated herein by reference from "Recent Developments and Significant Business Combinations" included in Item 7 "Management's Discussion and Analysis of Results of Operations and Financial Condition".

Financial Information about Business Segments

   The Company's business segment information is incorporated herein by reference from Note 20 of the Company's consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data".

Narrative Description of Business Segments

 Aerospace Fasteners

   The Company, through its Aerospace Fasteners segment, is a leading worldwide manufacturer and supplier of fastening systems used in the construction and maintenance of commercial and military aircraft. The Aerospace Fasteners segment accounted for 50.9% of total sales for the year ended June 30, 1998.

 Products

   In general, aerospace fasteners produced by the Company are used to join materials in applications that are not of themselves critical to flight. Products range from standard aerospace screws, to more complex systems that fasten airframe structures, and sophisticated latching or quick disconnect mechanisms that allow efficient access to internal parts which require regular servicing or monitoring. The Aerospace Fasteners segment also manufactures and supplies fastening systems used in non-aerospace industrial and electronic niche applications. The Aerospace Fasteners segment produces and sells products under various trade names and trademarks including Voi-Shan (fasteners for aerospace structures), Screwcorp (standard externally threaded products for aerospace applications), RAM (custom designed mechanisms for aerospace applications), Camloc (components for the industrial, electronic, automotive and aerospace markets), and Tridair and Rosan (fastening systems for highly-engineered aerospace, military and industrial applications).

   Principal product lines of the Aerospace Fasteners segment include:

   Standard Aerospace Airframe Fasteners--These fasteners consist of standard externally threaded fasteners used in non-critical airframe applications on a wide variety of aircraft. These fasteners include Hi-Torque Speed Drive, Tri-Wing, Torq-Set, Phillips and Hex Heads.

   Commercial Aerospace Structural and Engine Fasteners--These fasteners consist of more highly engineered, permanent or semi-permanent fasteners used in non-critical but more sophisticated airframe and engine applications, which could involve joining more than two materials. These fasteners are generally engineered to specific customer requirements or manufactured to specific customer specifications for special applications, often involving exacting standards. These fasteners include Hi-Lok, Veri-Lite, Eddie-Bolt2 and customer proprietary engine nuts.

   Proprietary Products and Fastening Systems--These very highly engineered, proprietary fasteners are designed by the Company for specific customer applications and include high performance structural latches and hold down mechanisms. These fasteners are usually proprietary in nature and are used primarily in either commercial aerospace or military applications. These fasteners include Visu-Lok, Composi-Lok, Keen-serts, Mark IV, Flatbeam and Ringlock.

   Highly Engineered Fastening Systems for Industrial Applications--These highly engineered fasteners are designed by the Company for specific niche applications in the electronic, automotive and durable goods markets and are sold under the Camloc trade name.

 Sales and Markets

   The products of the Aerospace Fasteners segment are sold primarily to domestic and foreign OEMs of airframes, subcontracors to OEMs, engine assemblies, and to the maintenance and repair market through distributors. Sixty-six percent of its sales are domestic. Major customers include OEMs such as Boeing, Airbus, and Aerospatiale and their subcontractors, as well as major distributors such as AlliedSignal, Tri-Star Aerospace and Wesco Aircraft Hardware. Recently, OEMs have significantly increased their production levels. In addition, OEMs have implemented programs to reduce inventories and pursue just-in-time relationships. This has allowed parts distributors to significantly expand their business due to their ability to better meet OEM objectives. In response, the Company, which formerly supplied the OEMs directly, is expanding efforts to provide parts through its subsidiaries, which are distributors, such as Special-T Fasteners in the Unites States and AS+C GmbH in Europe. No single customer accounts for more than 10% of the Company's consolidated sales.

   Products are marketed by a direct sales force team and distribution companies in the United States and Europe. The direct sales force team is organized by customer and region. The internal sales force is organized by facility and product range and is focused on servicing customers needs, identifying new product applications, and obtaining the approval of new products. All the Company's products are marketed through centralized advertising and promotional activities.

   Revenues in the Aerospace Fasteners segment bear a strong relationship to aircraft production. As OEMs searched for cost cutting opportunities during the aerospace industry recession, parts manufacturers, including the Company, accepted lower-priced orders and/or smaller quantity orders to maintain market share, at lower profit margins. However, during recent years, this situation has improved as build rates in the aerospace industry have increased and resulted in capacity constraints. All though lead times have increased, the Company has been able to provide its major customers with favorable pricing, while maintaining or increasing margins by negotiating for larger minimum lot sizes that are more economic to manufacture. In addition, the Company has eliminated "make and hold" contracts under which large volume buyers would require current production of parts for long-term unspecified dates of delivery. Overall, existing backlog is anticipated to result in higher margins due to larger and more efficient lot sizes, combined with the utilization of recently acquired customized production capacity and training programs for all employees.

   Fasteners also have applications in the automotive/industrial markets, where numerous special fasteners are required (such as engine bolts, wheel bolts and turbo charger tension bolts). The Company is actively targeting the automotive market as a hedge against any potential downturn in the aerospace industry.

 Manufacturing and Production

   The Aerospace Fasteners segment has eight primary manufacturing facilities, of which three are located in the United States and five are located in Europe. Each facility has virtually complete production capability, and subcontracts only those production steps which exceed capacity. Each plant is designed to produce a specified product or group of products, determined by the production process involved and certification requirements. The Company's largest customers have recognized its quality and operational controls by conferring ISO D1-9000A status at all of its U.S. facilities, and ISO D1-9000 status at all of its European facilities. All of its facilities are "preferred suppliers" and have received all SPC and NADCAP approvals from OEMs. The Company is the first and only aerospace fastener manufacturing company with all of its facilities holding ISO-9000 approval.

   The Company has a fully operational modern information system at all of its U.S. facilities, which was expanded to most of its European operations in Fiscal 1998. The Company will expand this information system to the remaining European operations in Fiscal 1999. The new system performs detailed and timely cost analysis of production by product and facility. Updated MIS systems also help the Company to better service its customers. OEMs require each product to be produced in an OEM-qualified/OEM-approved facility.

 Competition

   Despite intense competition in the industry, the Company remains the dominant manufacturer of aerospace fasteners. The worldwide aerospace fastener market is estimated to be $1.7 billion (before distributor resales). The Company holds approximately 23% of the market and competes with SPS Technologies, Hi-Shear, and Huck, which the Company believes hold approximately 13%, 11% and 10% of the market, respectively. In Europe, its largest competitors are Blanc Aero and Southco Fasteners.

   The Company competes primarily in the highly-engineered "systems" segment where its broad product range allow it to more fully serve each OEM and distributor. The Company's product array is diverse and offers customers a large selection to address various production needs. In addition, roughly 45% of the Company's output is unique or is in a market where the Company has a small number of competitors. The Company seeks to maintain its technological edge and competitive advantage over its competitors, and has historically demonstrated innovative production methods and new products to meet customer demands at fair price levels.

 Aerospace Distribution

   The Company, through Banner (its Aerospace Distribution segment), distributes a wide variety of aircraft parts, which it has purchased on the open market or acquired from OEMs as an authorized distributor. No single distributor arrangement is material to the Company's financial condition. The Aerospace Distribution segment accounted for 48.3% of total sales in Fiscal 1998.

 Products

   An extensive inventory of products and a quick response time are essential in providing service to its customers. Another key factor in selling to its customers is Banner's ability to maintain a system that traces a part back to the manufacturer.

   Products of the Aerospace Distribution segment are divided into two groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides a number of services such as immediate shipment of parts in aircraft-on-ground situations. Banner also buys and sells commercial aircraft from time to time.

   Rotable parts are sometimes purchased as new parts, but are generally purchased in the aftermarket which are then overhauled for the Company by outside contractors, including OEMs and FAA-licensed facilities. Rotables are sold in a variety of conditions such as new, overhauled, serviceable and "as is". Rotables may also be exchanged instead of sold. An exchange occurs when an aircraft part in inventory is exchanged for a part from the customer and the customer is charged an exchange fee plus the actual cost to overhaul the part. Engines and engine components are sold "as is", overhauled or disassembled for resale as parts.

 Sales and Markets

   Subsidiaries of the Aerospace Distribution segment sell their products in the United States and abroad to most of the world's commercial airlines and to air cargo carriers, as well as other distributors, fixed-base operators, corporate aircraft operators and other aerospace companies. Approximately 70.7% of its sales are to domestic purchasers, some of whom may represent offshore users.

   The Aerospace Distribution segment conducts marketing efforts through its direct sales force, outside representatives and, for some product lines, overseas sales offices. Sales in the aviation aftermarket depend on price, service, quality and reputation. The Aerospace Distribution segment's business does not experience significant seasonal fluctuations nor depend on a single customer. No single customer accounts for more than 10% of the Company's consolidated revenue.

 Competition

   The rotables group competes with AAR Corp., Air Ground Equipment Services ("AGES"), Aviation Sales Company, The Memphis Group and other large and small companies in a very fragmented industry. The major competitors for Banner's engine group are OEMs such as General Electric Company and Pratt and Whitney, as well as the engine parts division of AAR Corp., AGES, and many smaller companies.

Other Operations

   Other operations include: Nacanco, real estate holdings, and a company operating under the trade name of Fairchild Gas Springs Division ("Gas Springs").

 Nacanco Paketleme

   Established in 1987, Nacanco is the largest manufacturer of aluminum cans for soft drinks and beer in Turkey with an estimated 80% market share. Nacanco generated EBITDA of approximately $38 million on annual sales of $101 million for its fiscal year ended December 31, 1997. The Company owns 31.9% of Nacanco's common stock with Pechiney International SA and its subsidiaries holding substantially all of the balance. The Company has received cash dividends of $5.7 million and $4.8 million in the years ended June 30, 1998 and 1997, respectively.

 Real Estate

   The Company has significant real estate holdings having a book value of approximately $67 million as of June 30, 1998. The Company's real estate holdings consist of (i) approximately 80 acres on Long Island, New York which are currently being developed into retail centers; (ii) various industrial buildings from which the Company receives rental income; and (iii) property to be used as landfills upon receipt of necessary licenses and government approvals.

 Gas Springs Division

   A Fiscal 1995 start-up operation, Gas Springs manufactures gas load springs and other devices used in raising, lowering or moving of heavy loads. Its products have numerous consumer and industrial applications, including in fitness equipment, sunbeds, furniture, automotive, and agricultural and construction equipment. Annual sales were $5.8 million from Gas Springs in Fiscal 1998.

 Technology Products

   Acquired by the Company in June 1994, Fairchild Technologies ("FT") manufactures, markets and services capital equipment for recordable compact disc ("CD-R") and advanced semiconductor manufacturing. FT's products are used worldwide to produce CD-Rs, CDs and CD-ROMs, as well as integrated circuits for the data processing, communications, transportation, automotive and consumer electronic industries, as well as for the military.

   FT is a leader in microlithography semiconductor machinery manufacturing in Europe and has four product lines, the first being equipment for wafer microlithography processing. This includes the mainstay Series 6000 Flexible Wafer Process Line, consisting of lithographic processing systems with flexible material flow, modular design and high throughput, and the recently introduced Falcon Modular Microlithography System for 0.25 micron (65/256 Mbit DRAM) device manufacturing. The Falcon system has a fully modular design and is expandable to accommodate expected technological advancements and specific customer configurations.

   FT has recently combined new and proven technology and a number of leading edge components and systems in compact disc processing to develop its Compact Disc Recordable ("CD-R10X") manufacturing system. The CD-R10X system is a state of the art design for producing cost effective recordable CDs by combining a high quality injection molding machine with scanning, inspection, and pneumatic handling systems.

   With an established base of controls/clean room technology and software/configuration engineering, FT is able to provide systems with multiple modular designs for a variety of customer applications. More than 1,000 FT wafer production systems are in operation worldwide. Major customers in the wafer product line include Motorola, Samsung, Siemens, GEC Plessey, Texas Instruments, National Semiconductor, Macronix, and Erso. Other major customers include Sonopress (Bertelsmann), and Krauss Maffei for the CD product line. The wafer product line competes with Tokyo Electron, Dai Nippon Screen and the Silicon Valley Group. Competitors in the CD product line consist of Robi Systems, Leybold and Marubeni. (See Note 4 to the Company's Consolidated Financial Statements, included in "Item 8 Financial Statements and Supplementary Data").

Foreign Operations

   The Company's operations are located primarily in the United States and Europe. Inter-area sales are not significant to the total revenue of any geographic area. Export sales are made by U.S. businesses to customers in non-U.S. countries, whereas foreign sales are made by the Company's non-U.S. subsidiaries. For the Company's sales results by geographic area and export sales, see Note 21 of the Company's Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data.

Backlog of Orders

   Backlog is important for all the Company's operations, due to the long-term production requirements of its customers. The Company's backlog of orders as of June 30, 1998 in the Aerospace Fasteners segment and Aerospace Distribution segment amounted to $208.8 million, and $15.6 million, respectively. The Company anticipates that in excess of 91% of the aggregate backlog at June 30, 1998 will be delivered by June 30, 1999.

Suppliers

   The Company does not consider itself to be materially dependent upon any one supplier, but is dependent upon a wide range of subcontractors, vendors and suppliers of materials to meet its commitments to its customers. From time to time the Company enters into exclusive supply contracts in return for logistics and price advantages. The Company does not believe that any one of these contracts would impair its operations if a supplier were unable to perform.

Personnel

   As of June 30, 1998, the Company had approximately 3,900 employees. Approximately 5% of these employees were covered by collective bargaining agreements. The Company believes that its relations with its employees are good.

Environmental Matters

   A discussion of Environmental Matters is included in Note 19 to the Company's Consolidated Financial Statements, included in Item 8, "Financial Statements and Supplementary Data" and is herein incorporated by reference.

ITEM 2. PROPERTIES

   As of June 30, 1998, the Company owned or leased buildings totaling approximately 1,708,000 square feet, approximately 1,022,000 square feet of which was owned and 686,000 square feet was leased. The Aerospace Fasteners segment's properties consisted of approximately 1,084,000 square feet, with principal operating facilities of approximately 922,000 square feet concentrated in Southern California, France and Germany. The Aerospace Distribution segment's properties consisted of approximately 370,000 square feet, with principal operating facilities of approximately 252,000 square feet located in Florida and Texas. Corporate and Other operating properties consisted of approximately 129,000 square feet, with principal operating facilities of approximately 104,000 square feet located in California and Germany. The Company owns its corporate headquarters building at Washington-Dulles International Airport.

   The Company has several parcels of property which it is attempting to market, lease and/or develop, including: (i) an eighty acre parcel located in Farmingdale, New York, (ii) a six acre parcel in Temple City, California, (iii) an eight acre parcel in Chatsworth, California, and (iv) several other parcels of real estate, primarily located throughout the continental United States.

   The following table sets forth the location of the larger properties used in the continuing operations of the Company, their building square footage, the business segment or groups they serve and their primary use. Each of the properties owned or leased by the Company is, in management's opinion, generally well maintained, is suitable to support the Company's business and is adequate for the Company's present needs. All of the Company's occupied properties are maintained and updated on a regular basis.

                            Owned
                              or   Square
         Location           Leased Footage Business Segment/Group  Primary Use
         --------           ------ ------- ---------------------- -------------
  Saint Cosme, France......  Owned 304,000 Aerospace Fasteners    Manufacturing
  Torrence, California.....  Owned 284,000 Aerospace Fasteners    Manufacturing
  City of Industry, Cali-
   fornia..................  Owned 140,000 Aerospace Fasteners    Manufacturing
  Carrollton, Texas........ Leased 126,000 Aerospace Distribution Distribution
  Dulles, Virginia.........  Owned 125,000 Corporate              Office
  Lakeland, Florida........ Leased  70,000 Aerospace Distribution Distribution
  Ft. Lauderdale, Florida.. Leased  57,000 Aerospace Distribution Distribution
  Toulouse, France.........  Owned  56,000 Aerospace Fasteners    Manufacturing
  Fremont, California...... Leased  55,000 Technology Products    Manufacturing
  Kelkheim, Germany........  Owned  52,000 Aerospace Fasteners    Manufacturing
  Santa Anna, California...  Owned  50,000 Aerospace Fasteners    Manufacturing
  Vaihingen, Germany....... Leased  49,000 Technology Products    Manufacturing
  Chatsworth, California... Leased  36,000 Aerospace Fasteners    Distribution

   Information concerning long-term rental obligations of the Company at June 30, 1998, is set forth in Note 18 to the Company's consolidated financial statements, included in Item 8, "Financial Statements and Supplementary Data", and is incorporated herein by reference.

ITEM 3. LEGAL PROCEEDINGS

   A discussion of legal proceedings is included in Note 19 to the Company's Consolidated Financial Statements, included in Item 8, "Financial Statements and Supplementary Data" and is incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF STOCKHOLDERS

   There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

                                    PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

 Market Information

   The Company's Class A Common Stock is traded on the New York Stock Exchange and Pacific Stock Exchange under the symbol FA. The Company's Class B Common Stock is not listed on any exchange and is not publicly traded. Class B Common Stock can be converted to Class A Common Stock at any time.

   Information regarding the quarterly price range of the Company's Class A Common Stock is incorporated herein by reference from Note 22 of the Company's Consolidated Financial Statements included in Item 8 Financial Statements and Supplementary Data.

Holders of Record

   The Company had approximately 1,321 and 51 record holders of its Class A and Class B Common Stock, respectively, at September 15, 1998.

 Dividends

   The Company's current policy is to retain earnings to support the growth of its present operations and to reduce its outstanding debt. Any future payment of dividends will be determined at the discretion of the Company's Board of Directors and will depend on the Company's financial condition, results of operations and restrictive covenants in the Company's credit agreement that limit the payment of dividends over the term of the agreement (See Note 8 of the Company's Consolidated Financial Statements included in Item 8 Financial Statements and Supplementary Data).

Sale of Unregistered Securities

 Fourth Quarter, Fiscal Year 1998

   On May 14, 1998, pursuant to the Company's stock option deferral plan, the Company issued an aggregate of 12,081 deferred compensation units to certain officers of the Company as a result of the exercise of stock options by such individuals. Each deferred compensation unit entitles the recipient to receive one share of the Company's Class A Common Stock upon expiration of the "deferral period" for the stock options exercised.

   On May 4, 1998, in accordance with the terms of Special-T Acquisition, the Company issued 15,090 restricted shares of the Company's Class A Common Stock.

 Third Quarter, Fiscal Year 1998

   On February 12, 1998, pursuant to the Company's stock option deferral plan, the Company issued 24,545 deferred compensation units to an officer of the Company, as a result of the exercise of stock options by such individual. Each deferred compensation unit entitles the recipient to receive one share of Class A Common Stock upon expiration of the "deferral period" for the stock options exercised.

   On March 2, 1998, in accordance with the terms of Special-T Acquisition, the Company issued 1,057,515 restricted shares of the Company's Class A Common Stock.

   On March 13, 1998, the Company issued 47,283 restricted shares of the Company's Class A Common Stock resulting from a cashless exercise of 100,000 warrants by Dunstan Ltd.

ITEM 6. SELECTED FINANCIAL DATA

                            Five-Year Financial Summary
                       (In thousands, except per share data)

                                   For the years ended June 30,
                          ----------------------------------------------------
Summary of Operations:         1994       1995      1996       1997       1998
                          ---------   --------  --------  ---------  ---------
Net sales...............  $ 203,456   $220,351  $349,236  $ 680,763  $ 741,176
Gross profit............     28,415     26,491    74,101    181,344    186,506
Operating income
 (loss).................    (46,845)   (30,333)  (11,286)    33,499     45,443
Net interest expense....     66,670     64,113    56,459     47,681     42,715
Earnings (loss) from
 continuing operations..      4,834    (56,280)  (32,186)     1,816     52,399
Earnings (loss) per
 share from continuing
 operations: ...........
    Basic...............  $    0.30   $  (3.49) $  (1.98) $    0.11  $    2.78
    Diluted.............       0.30      (3.49)    (1.98)      0.11       2.66
  Other Data:
  EBITDA................     (7,471)    (9,830)   12,078     57,806     66,045
  EBITDA Margin.........       N.M.       N.M.       3.5%       8.5%       8.9%
  Cash used for operat-
   ing..................                          (100,0     (102,3
  activities                (33,271)   (25,040)  (48,951)  (100,058)  (102,300)
  Cash provided by (used
   for) investing
   activities...........    166,068    (19,156)   57,540     79,975     60,876
  Cash provided by (used
   for) financing
   activities...........   (101,390)    12,345   (39,637)    (1,455)    73,895
  Balance Sheet Data:
  Total assets..........    860,943    828,680   993,398  1,052,666  1,157,259
  Long-term debt, less
   current maturities...    518,718    508,225   368,589    416,922    295,402
  Redeemable preferred
   stock of
   subsidiary...........     17,552     16,342       --         --         --
  Stockholders' equity..     69,494     39,378   230,861    232,424    473,559
    per outstanding
     common share         $    4.32   $   2.50  $  14.10  $   13.98  $   20.54

   The results of Banner Aerospace, Inc. are included in the periods since February 25, 1996, when Banner became a majority-owned subsidiary. Prior to February 25, 1996, the Company's investment in Banner was accounted for using the equity method. Fiscal 1994 includes the gain on the sale of Rexnord Corporation stock. Fiscal 1998 includes the gain from the Banner Hardware Group Disposition. The results of the hardware group are included in the periods from March 1996 through December 1997, until disposition (see Note 22 of the Company's Consolidated Financial Statements). These transactions materially affect the comparability of the information reflected in the selected financial data.

   EBITDA represents the sum of operating income before depreciation and amortization. Included in EBITDA are restructuring and unusual charges of $25,553 and $2,319 in Fiscal 1994 and 1996, respectively. The Company considers EBITDA to be an indicative measure of the Company's operating performance due to the significance of the Company's long-lived asset and because such data is considered useful by the investment community to better understand the Company's results, and can be used to measure the Company's ability to service debt, fund capital expenditures and expand its business. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity. Cash expenditures for various long-term assets, interest expense, and income taxes have been, and will be incurred which are not reflected in the EBITDA presentation. Furthermore, EBITDA is not available for the discretionary use of management and, prior to the payment of dividends, the Company uses EBITDA to meet its capital expenditures and debt service requirements. EBITDA Margin represents EBITDA as a percentage of net sales.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   The Fairchild Corporation (the "Company") was incorporated in October 1969, under the laws of the State of Delaware. On November 15, 1990, the Company changed its name from Banner Industries, Inc. to The Fairchild Corporation. The Company is the owner of 100% of RHI Holdings, Inc. ("RHI") and the majority owner of Banner Aerospace, Inc. ("Banner"). RHI is the owner of 100% of Fairchild Holding Corp. ("FHC"). The Company's principal operations are conducted through Banner and FHC. The Company holds a significant equity interest in Nacanco Paketleme ("Nacanco"), and, during the period covered by this report, held a significant equity interest in Shared Technologies Fairchild Inc. ("STFI"). (See Item 8, Note 4 to Financial Statements, as to the disposition of the Company's interest in STFI.)

General

   The Company is the largest aerospace fastener manufacturer in the world and an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, the Company is one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Air Lines and US Airways.

   The Company's primary business focus is on the aerospace industry and its business consists primarily of two segments: aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment manufactures and markets high performance fastening systems used in the manufacturing and maintenance of commercial and military aircraft. The aerospace distribution segment stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, original equipment manufacturers ("OEMs"), other distributors, fixed-base operators, corporate aircraft operators and other aerospace companies. The Company's aerospace distribution business is conducted through its 83% owned subsidiary, Banner.

Cautionary Statement

   Certain statements in the financial discussion and analysis by management contain forward-looking information that involve risk and uncertainty, including current trend information, projections for deliveries, backlog, and other trend projections. Actual future results may differ materially depending on a variety of factors, including product demand; performance issues with key suppliers; customer satisfaction and qualification issues; labor disputes; governmental export and import policies; worldwide political stability and economic growth; and legal proceedings.

Recent Developments and Significant Business Combinations

   The Company has effected a series of transactions designed to: (i) reduce its total indebtedness and annual interest expense; (ii) focus its operations in aerospace manufacturing; (iii) increase the number of publicly held shares of Class A Common Stock; and (iv) increase the Company's operating and financial flexibility.

   On November 20, 1997, STFI entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock received $15.00 per share in cash (the "STFI Merger"). The Company was paid approximately $178.0 million in cash (before tax and selling expenses) in exchange for the common and preferred stock of STFI owned by the Company. In the nine months ended March 29, 1998, the Company recorded a $96.0 million gain, net of tax, on disposal of discontinued operations, from the proceeds received from the STFI Merger, which was completed on March 11, 1998. The results of STFI have been accounted for as discontinued operations.

   On November 28, 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS&C") in a business combination accounted for as a purchase. The total cost of the acquisition was $13.2 million, which exceeded the fair value of the net assets of AS&C by approximately $7.4 million, which is preliminarily being allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS&C with cash borrowed. AS&C is an aerospace parts, logistics, and distribution company primarily servicing the European OEM market.

   On December 19, 1997, the Company completed a secondary offering of public securities. The offering consisted of an issuance of 3,000,000 shares of the Company's Class A Common Stock at $20.00 per share (the "Offering").

   On December 19, 1997, immediately following the Offering, the Company restructured its FHC and RHI Credit Agreements by entering into a new six-and-a-half-year credit facility to provide the Company with a $300 million senior secured credit facility (the "Facility") consisting of (i) a $75 million revolving loan with a letter of credit sub-facility of $30 million and a $10 million swing loan sub-facility, and (ii) a $225 million term loan.

   On January 13, 1998, certain subsidiaries of Banner (the "Selling Subsidiaries") completed the disposition of substantially all of the assets and certain liabilities of its hardware business and PacAero unit to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers"), in exchange for shares of AlliedSignal Inc. common stock with an aggregate value equal to $369 million (the "Banner Hardware Group Disposition"). The purchase price received by the Selling Subsidiaries was based on the consolidated net worth as reflected on an adjusted closing date balance sheet for the assets (and liabilities) conveyed by the Selling Subsidiaries to the Buyers. The assets transferred to the Buyers consist primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners, and its PacAero Unit. Approximately $196 million of the common stock received from the Buyers was used to repay outstanding loans of Banner's subsidiaries and related fees. Banner effected the Banner Hardware Group Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Banner Hardware Group Disposition presented a unique opportunity to realize a significant return on the disposition of the hardware group.

   On February 3, 1998, with the proceeds of the Offering, term loan borrowings under the Facility, and a portion of the after tax proceeds the Company received from the STFI Merger (collectively, the "Refinancing"), the Company refinanced substantially all of its existing indebtedness (other than indebtedness of Banner), consisting of (i) $63.0 million to redeem the 11 7/8% Senior Debentures due 1999; (ii) $117.6 million to redeem the 12% Intermediate Debentures due 2001; (iii) $35.9 million to redeem the 13 1/8% Subordinated Debentures due 2006; (iv) $25.1 million to redeem the 13% Junior Subordinated Debentures due 2007; and (vi) accrued interest of $10.6 million.

   On March 2, 1998, the Company consummated the acquisition of Edwards and Lock Management Corporation, doing business as Special-T Fasteners ("Special-T"), in a business combination to be accounted for as a purchase (the "Special-T Acquisition"). The contractual purchase price for the acquisition was valued at approximately $47.3 million, of which 50.1% was paid in shares of Class A Common Stock of the Company and 49.9% was paid in cash according to terms specified in the acquisition agreement. The total cost of the acquisition exceeded the fair value of the net assets of Special-T by approximately $21.6 million, which amount is being allocated as goodwill, and amortized using the straight-line method over 40 years. Special-T manages the logistics of worldwide distribution of Company manufactured precision fasteners to customers in the aerospace industry, for government agencies, original equipment manufacturers, and other distributors.

   On May 11, 1998, the Company commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of Banner, a number of shares of the Company's Class A Common Stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's Common Stock. The Exchange Offer expired on June 9, 1998 and 3,659,364 shares of Banner's Common Stock were validly tendered for exchange, and the Company issued 2,212,361 shares of Class A Common Stock to the tendering shareholders. As a result of the Exchange Offer, the

Company's ownership of Banner Common Stock increased to 83.3%. The Company effected the Exchange Offer to increase its ownership of Banner to over 80% in order for the Company to include Banner in its United States consolidated corporate income tax return.

 Fiscal 1997 Transactions

   In February 1997, the Company completed a transaction (the "Simmonds Acquisition") pursuant to which the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. ("Simmonds"). The Company then initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By Fiscal year-end, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62.0 million, which the Company funded with available cash. The Company recorded approximately $20.5 million in goodwill as a result of this acquisition. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

   On June 30, 1997, the Company sold all the patents of Fairchild Scandinavian Bellyloading Company ("SBC") to Teleflex Incorporated ("Teleflex") for $5.0 million, and immediately thereafter sold all the stock of SBC to a wholly-owned subsidiary of Teleflex for $2.0 million. The Company may also receive an additional amount of up to $7.0 million based on future net sales of the patented products and services. In Fiscal 1997, the Company recorded a $2.5 million nonrecurring gain as a result of these transactions.

 Fiscal 1996 Transactions

   The Company, RHI and Fairchild Industries, Inc. ("FII"), the Company's former subsidiary, entered into an Agreement and Plan of Merger dated as of November 9, 1995 (as amended, the "Merger Agreement") with Shared Technologies Inc. ("STI"). On March 13, 1996, in accordance with the Merger Agreement, STI succeeded to the telecommunications systems and services business operated by the Company's Fairchild Communications Services Company ("FCSC"). The transaction was effected by a Merger of FII with and into STI (the "Merger"), with the surviving company renamed STFI. Prior to the Merger, FII transferred all of its assets to, and all of its liabilities were assumed by FHC, except for the assets and liabilities of FCSC, and $223.5 million of FII's existing debt and preferred stock. As a result of the Merger, the Company received shares of Common Stock and Preferred Stock of STFI, representing approximately a 41% ownership interest in STFI.

   On February 22, 1996, pursuant to the Asset Purchase Agreement dated January 26, 1996, the Company, through its subsidiaries, completed the sale of certain assets, liabilities and the business of the D-M-E Company ("DME") to Cincinnati Milacron Inc. ("CMI"), for a sales price of approximately $244.3 million, as adjusted. The sales price consisted of $74.0 million in cash, and two 8% promissory notes in the aggregate principal amount of $170.3 million (together, the "8% CMI Notes"). On July 29, 1996, CMI paid in full the 8% CMI Notes.

   On January 27, 1996, FII completed the sale of Fairchild Data Corporation ("Data") to SSE Telecom, Inc. ("SSE") for book value of approximately $4.4 million and 100,000 shares of SSE's common stock valued at $9.06 per share, or $0.9 million, at January 26, 1996, and warrants to purchase an additional 50,000 shares of SSE's common stock at $11.09 per share.

   Accordingly, DME and Data were accounted for as discontinued operations. The combined net sales of DME and Data totaled $108.1 million (through January 26, 1996) and $180.8 million for Fiscal 1995. Net earnings from discontinued operations were $9.2 million (through January 26, 1996) and $14.0 million for Fiscal 1995.

   Effective February 25, 1996, the Company completed the transfer of Harco, Inc. to Banner in exchange for 5,386,477 shares of Banner common stock. The exchange increased the Company's ownership of Banner common stock from approximately 47.2% to 59.3%, resulting in the Company becoming the majority shareholder of Banner. Accordingly, the Company has consolidated the results of Banner since February 25, 1996. In June 1997, the Company purchased $28.0 million of newly issued Series A Convertible Paid-in-Kind Preferred Stock of Banner.

Results of Operations

   The Company currently reports in two principal business segments: Aerospace Fasteners and Aerospace Distribution. The results of Gas Springs and SBC are included in Corporate and Other. The following table illustrates the historical sales and operating income of the Company's operations for the past three years.

                                                    For the years ended June
                                                              30,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
                                                         (In thousands)
     Sales by Segment:
       Aerospace Fasteners........................ $218,059  $269,026  $387,236
       Aerospace Distribution (a).................  129,973   411,765   358,431
       Corporate and Other........................    7,046    15,185     5,760
       Eliminations (b)...........................   (5,842)  (15,213)  (10,251)
         Total Sales.............................. $349,236  $680,763  $741,176
     Operating Income (Loss) by Segment:
       Aerospace Fasteners (c).................... $    135  $ 17,390  $ 32,722
       Aerospace Distribution (a).................    5,625    30,891    20,330
       Corporate and Other........................  (17,046)  (14,782)   (7,609)
         Total Operating Income (Loss)............ $(11,286) $ 33,499  $ 45,443

    --------
    (a) Effective February 25, 1996, the Company became the majority shareholder of Banner Aerospace, Inc. and, accordingly, began consolidating their results as of that date.
    (b) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
    (c) Includes restructuring charges of $2.3 million in Fiscal 1996.

   The following unaudited pro forma table illustrates sales and operating income of the Company's operations by segment, on a pro forma basis, as if the Company had operated in a consistent manner for the past three years ended June 30, 1996, 1997 and 1998. The pro forma results are based on the historical financial statements of the Company and Banner as though the Banner Hardware Group Disposition and consolidation of Banner had been in effect since the beginning of each period. The pro forma information is not necessarily indicative of the results of operations that would actually have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

                                                For the years ended June 30,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
     Sales by Segment:
       Aerospace Fasteners (a)................. $ 197,099  $ 269,026  $ 387,236
       Aerospace Distribution..................   144,996    178,412    227,279
       Corporate and Other.....................     4,799      5,118      5,760
       Eliminations............................       --         (29)       --
         Total Sales........................... $ 346,894  $ 452,527  $ 620,275
     Operating Income (Loss) by Segment:
       Aerospace Fasteners.....................  $ (2,639) $  17,390  $  32,722
       Aerospace Distribution..................     4,881      9,739      9,740
       Corporate and Other.....................   (15,731)   (15,950)    (7,609)
         Total Operating Income (Loss).........  $(13,489) $  11,179  $  34,853

    --------
    (a) Fiscal 1998 results include comparable sales of approximately $59.2 million and operating income of approximately $10.0 million provided from companies acquired in Fiscal 1997 and 1998.

Consolidated Results

   Net sales of $741.2 million in 1998 increased by $60.4 million, or 8.9%, compared to sales of $680.8 million in 1997. Sales growth was stimulated by the resurgent commercial aerospace industry and business acquisitions over the past 18 months, partially offset by the loss of revenues as a result of the Banner Hardware Group Disposition. Approximately 15.8% of the 1998 sales growth was stimulated by the resurgent commercial aerospace industry. Recent acquisitions contributed approximately 8.7% to the sales growth, while dispositions decreased growth by approximately 15.0%. Net sales of $680.8 million in 1997 significantly improved by $331.5 million, or 94.9%, compared to net sales of $349.2 million in 1996. Sales growth was stimulated by the improved commercial aerospace industry, together with the effects of several strategic business acquisitions. On a pro forma basis, net sales increased 30.5% and 37.1% in 1997 and 1998, respectively, as compared to the previous Fiscal periods.

   Gross Margin as a percentage of sales was 21.2%, 26.6% and 25.2% in 1996, 1997, and 1998, respectively. Decreased margins in the Fiscal 1998 period was attributable to a change in product mix in the Aerospace Distribution segment as a result of the Banner Hardware Group Disposition. Partially offsetting overall lower margins were improved margins within the Aerospace Fasteners segment, resulting from efficiencies associated with increased production, improved skills of the work force, and reduction in the payment of overtime. The increase in 1997 was attributable to higher revenues combined with continued productivity improvements achieved during Fiscal 1997.

   Selling, General & Administrative expense as a percentage of sales was 22.7%, 21.0%, and 19.1% in Fiscal 1996, 1997, and 1998, respectively. The improvement in Fiscal 1998 was attributable primarily to administrative efficiencies allowed by increased sales. The improvement in Fiscal 1997 was also positively affected by administrative efficiencies allowed by increased sales and also benefited from the positive results obtained from restructuring and downsizing programs put in place prior periods.

   Other income increased $6.5 million in 1998 as compared to 1997, due primarily to the sale of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York.

   Operating income of $45.4 million in Fiscal 1998 increased $11.9 million, or 35.7%, compared to operating income of $33.5 million in Fiscal 1997. The increase in operating income was due primarily to the improved results in the Company's Aerospace Fasteners segment. Operating income of $33.5 million in Fiscal 1997 increased $44.8 million compared to operating loss of $11.3 million in Fiscal 1996. The Fiscal 1997 increase in operating income was due primarily to growth in sales and increased operational efficiencies. On a pro forma basis, operating income increased $23.7 million in Fiscal 1998, compared to Fiscal 1997, and $24.7 million in Fiscal 1997, compared to Fiscal 1996.

   Net interest expense decreased 10.4% in Fiscal 1998 compared to Fiscal 1997, and decreased 15.5% in Fiscal 1997 compared to Fiscal 1996. The decreases were due to a series of transactions that significantly reduced the Company's total debt. (See Recent Developments and Significant Business Combinations in this section).

   Investment income (loss), net, was $4.6 million, $6.7 million, and $(3.4) million in 1996, 1997, and 1998, respectively. The $10.1 decrease in 1998 was due to recognition of unrealized losses on the fair market adjustments of investments previously classified as trading securities in the Fiscal 1998 periods while recording unrealized gains from trading securities in the Fiscal 1997 periods. Unrealized holding gains (losses) on available-for-sale investments are marked to market value through stockholders' equity and reported separately as part of comprehensive income (see discussion below). The 45.4% increase in Fiscal 1997 was due primarily to gains realized from the sale of investments in Fiscal 1997.

   Nonrecurring income of $124.0 million in 1998 resulted from the Banner Hardware Group Disposition. Nonrecurring income in 1997 includes the $2.5 million gain from the sale of SBC.

   An income tax provision of $48.7 million in the first nine months of Fiscal 1998 represented a 39.4% effective tax rate on pre-tax earnings from continuing operations (excluding equity in earnings of affiliates and minority interest) of $123.4 million. The tax provision was slightly higher than the statutory rate because of goodwill associated with the Banner Hardware Group Disposition, which is not deductible for tax purposes. Income taxes included a $5.7 million tax benefit in Fiscal 1997 on a pre-tax loss of $7.1 million from continuing operations. The tax benefit was due primarily to reversing Federal income taxes previously provided due to a change in the estimate of the required tax accruals. In Fiscal 1996, the tax benefit from the loss from continuing operations was $29.8 million.

   Equity in earnings of affiliates decreased $0.6 million in 1998, compared to 1997, and $0.2 million in 1997, compared to 1996. The current year's decrease is attributable to losses recorded by small start-up ventures. The prior year's decrease was attributable to the lower earnings of Nacanco.

   Minority interest increased by $22.8 million in Fiscal 1998 as a result of the $124.0 million nonrecurring pre-tax gain recognized from the Banner Hardware Group Disposition.

   Included in earnings (loss) from discontinued operations are the results of Fairchild Technologies ("Technologies") through January 1998, the Company's equity in earnings of STFI prior to the STFI Merger, and the results of FCS, DME and Data in Fiscal 1996. Losses increased in Fiscal 1998 as a result of increased losses recorded at Technologies and lower equity earnings contributed by STFI (See Note 4 to the Company's Consolidated Financial Statements).

   In 1998, the Company recorded a $96.0 million gain, net of tax, on disposal of discontinued operations, from the proceeds received from the STFI Merger. Offsetting this gain was an after-tax charge of $36.2 million the Company recorded in connection with the adoption of a formal plan to enhance the opportunities for disposition of Technologies. Included in this charge was (i) $28.2 million (net of an income tax benefit of $11.8 million) relating to the net losses of Technologies since the measurement date, including the write down of assets for impairment to estimated realizable value; and (ii) $8.0 million (net of an income tax benefit of $4.8 million) relating to a provision for operating losses over the next seven months at Technologies. The Company's results are affected by the operations of Technologies, which may fluctuate because of industry cyclicality, the volume and timing of orders, the timing of new product shipments, customers' capital spending, and pricing changes by Technologies and its competition. Technologies has experienced a reduction of its backlog, and margin compression during the past year, which combined with the existing cost base, is likely to impact future earnings from Technologies. While the Company believes that $36.1 million is a reasonable charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that this estimate is adequate. In Fiscal 1996, the Company recorded a $54.0 million gain on disposal of discontinued operations resulting from the sale of DME to CMI and a $163.1 million nontaxable gain resulting from the Merger.

   In 1998, the Company recognized an extraordinary loss of $6.7 million, net of tax, to write-off the remaining deferred loan fees and original issue discounts associated with early extinguishment of the Company's indebtedness pursuant to the Public Debt Repayment and refinancing of the FHC and RHI Credit Agreement facilities. In 1996, the Company recognized an extraordinary loss of $10.4 million, net of tax, as a result of premiums paid, redemption costs, consent fees, and the write off of deferred loan fees associated with the Senior Notes and bank debt extinguished prior to maturity.

   Net earnings of $101.1 million in 1998, improved by $99.8 million, compared to the $1.3 million net earnings recorded in 1997. This improvement is attributable to a $11.9 million increase in operating income, a $124.0 million non-recurring gain from the Banner Hardware Group Disposition, and the $59.7 million net gain on the disposal of discontinued operations. Partially offsetting this increase was a $54.4 million increase in the income tax provision, a $22.8 million change in minority interest, a $10.0 decrease in investment income, and the $6.7 million extraordinary loss. Net earnings in 1997 improved $28.3 million, compared to 1996, after excluding the $216.7 million net gain on disposal of discontinued operations in 1996. The 1997 increase reflected a $44.8 million improvement in operating profit.

   Comprehensive income includes foreign currency translation adjustments and unrealized holding changes in the fair market value of available-for-sale investment securities. The fair market value of unrealized holding securities increased $20.6 million in 1998, primarily as a result of an increase in the value of AlliedSignal common stock which was received from the Banner Hardware Group Disposition.

Segment Results

 Aerospace Fasteners Segment

   Sales in the Aerospace Fasteners segment increased by $118.2 million to $387.2 million, up 43.9% in Fiscal 1998, compared to Fiscal 1997, reflecting significant growth in the commercial aerospace industry combined with the effect of acquisitions. New orders have continued to be strong resulting in a backlog of $209 million at June 30, 1998, up from $196 million at June 30, 1997. Excluding sales contributed by acquisitions, sales increased approximately 21.9% in Fiscal 1998 compared to the prior year. Sales in the Aerospace Fasteners segment increased by $51.0 million to $269.0 million, up 23.4% in Fiscal 1997, compared to the Fiscal 1996 period, reflecting significant growth in the commercial aerospace industry, combined with the Simmonds acquisition. On a pro forma basis, sales increased 43.9% in Fiscal 1998, compared to Fiscal 1997 and 36.5% in Fiscal 1997, compared to Fiscal 1996.

   Operating income improved by $15.3 million, or 88.2%, in Fiscal 1998, compared to Fiscal 1997. Acquisitions and marketing changes were contributors to this improvement. Excluding the results provided by acquisitions, operating income increased by approximately 30.8% in Fiscal 1998, compared to the same period in the prior year. The Company anticipates that manufacturing and productivity efficiencies will further improve operating income in the coming months. Operating income improved from breakeven to $17.4 million during Fiscal 1997, compared to Fiscal 1996. This improvement was achieved as a result of accelerated growth in the commercial aerospace industry, particularly in the second half of the year. Certain efficiencies achieved during Fiscal 1997 continued to have positive effects on operating income. On a pro forma basis, operating income increased $15.3 million in Fiscal 1998, as compared to Fiscal 1997, and $20.0 million in Fiscal 1997, as compared to Fiscal 1996.

   The Company believes that the demand for aerospace fasteners in Fiscal 1999 will remain relatively high, given the forecasted build rates for new aircraft. The Company anticipates that order rates may level off in late calendar 1998. However, production volume should remain at a respectable level and production efficiency improvements should allow the Company to generate an increase in profits.

Aerospace Distribution Segment

   Sales in the Aerospace Distribution segment decreased by $53.3 million, or 13.0% in Fiscal 1998, compared to Fiscal 1997. The exclusion of six months' revenues as a result of the Banner Hardware Group Disposition was primarily responsible for the decrease in the current year, in which sales otherwise reflected a robust aerospace industry. Sales increased $281.8 million from reporting twelve months of activity in Fiscal 1997 versus four months of activity in Fiscal 1996, when the Company became the majority shareholder of Banner and, accordingly, began consolidating their results. On a twelve-month pro forma basis, sales increased $48.9 million, or 27.4%, in Fiscal 1998 compared to Fiscal 1997, and $33.4 million, or 23.0%, in Fiscal 1997 compared to Fiscal 1996.

   Operating income decreased $10.6 million in Fiscal 1998, compared to Fiscal 1997, due to the Banner Hardware Group Disposition. Operating income increased $25.3 million in 1997, compared to 1996, as a result of including only four months of activity after consolidation of Banner in 1996. On a twelve-month pro forma basis, operating income was stable in Fiscal 1998 compared to Fiscal 1997, and increased $4.9 million, or 99.5%, in Fiscal 1997 compared to Fiscal 1996.

   In Fiscal 1996, as a result of the transfer of Harco to Banner effective February 25, 1996, the Company recorded four months of sales and operating income of Banner, including Harco as part of the Aerospace Distribution segment. This segment reported $130.0 million in sales and $5.6 million in operating income for this four-month period ended June 30, 1996. In Fiscal 1996, the first eight months of Harco's sales and operating income were included in the Aerospace Fasteners segment.

Corporate and Other

   The Corporate and Other classification includes the Gas Springs Division and corporate activities. The results of SBC, which was sold at Fiscal 1997 year-end, are included in the prior period results. The group reported a decrease in sales of $9.4 million, in 1998, as compared to 1997, due to the exclusion of SBC's results in the current year. Sales increased in 1997 as a result of improved results contributed by SBC. The operating loss decreased by $7.2 million in 1998, compared to Fiscal 1997, as a result of an increase in other income and a decrease in legal expenses. Over the past three years, corporate administrative expense as a percentage of sales has decreased from 4.5% in 1996 to 2.8% in 1997 to 2.2% in 1998.

Financial Condition, Liquidity and Capital Resources

   Total capitalization as of June 30, 1998 and 1997 amounted to $789.6 million and $696.7 million, respectively. The changes in capitalization included a decrease in debt of $148.2 million and an increase in equity of $241.1 million. The decrease in debt was primarily the result of the Refinancing and repayment of outstanding term loans with approximately $194 million of AlliedSignal Inc. common stock received from the Banner Hardware Group Disposition, partially offset by additional borrowings. The increase in equity was due to (i) Fiscal 1998 net income of $101.1 million, (ii) $53.3 million in net proceeds received from the Offering, (iii) $64.5 million of Class A Common Stock issued in connection with the Exchange Offering and the Special-T acquisition, and (iv) the $20.6 million net unrealized gain recorded on the appreciation of available-for-sale securities.

   The Company maintains a portfolio of investments classified as available-for-sale securities, which had a fair market value of $238.2 million at June 30, 1998. Although the market value of these investments appreciated $20.6 million in Fiscal 1998, there is risk associated with market fluctuations inherent to stock investments. Additionally, because the Company's portfolio is small and predominately consists of a large position in AlliedSignal common stock, large swings in the value of the portfolio should be expected.

   Net cash used by operating activities for the Fiscal 1998 and 1997 amounted to $102.5 million and $100.1 million, respectively. The primary use of cash for operating activities in Fiscal 1998 was an increase in inventories from continuing operations of $54.9 million. The primary use of cash for operating activities in fiscal 1997 was an increase in accounts receivable of $48.7 million and inventories of $36.9 million which was mainly to support the Company's sales growth.

   Net cash provided from investing activities for Fiscal 1998 and 1997 amounted to $60.9 million and $80.0 million, respectively. In Fiscal 1998, the sale of discontinued operations, including the STFI Disposition provided the primary source of cash from investing activities amounting to $168.0 million, which was slightly offset by the acquisition of subsidiaries in the amount of $32.8 million. In Fiscal 1997, the primary source of cash from investing activities was the sale of discontinued operations, including DME, of $173.7 million, which was slightly offset by the acquisition of subsidiaries in the amount of $55.9 million.

   Net cash provided by (used for) financing activities for the Fiscal 1998 and 1997 amounted to $74.1 million and $(1.5) million, respectively. Cash provided by financing activities in fiscal 1998 included the issuance $53.8 million of stock from the Offering and $275.5 million from the issuance of additional debt partially offset by the repayment of debt and the repurchase of debentures of $258.0 million. The primary use of cash for financing activities in Fiscal 1997 was cash used for the repayment of debt and the repurchase of debentures of $155.6 million offset by proceeds from the issuance of additional debt of $154.3 million.

   The Company's principal cash requirements include debt service, capital expenditures, acquisitions, and payment of other liabilities. Other liabilities that require the use of cash include post-employment benefits for retirees, environmental investigation and remediation obligations, and litigation settlements and related costs. The Company expects that cash on hand, cash generated from operations, and cash from borrowings and asset sales will be adequate to satisfy cash requirements.

   With the proceeds of the Offering, borrowings under the Facility and a portion of the after tax proceeds the Company received from the STFI Merger, the Company refinanced substantially all of its existing indebtedness (other than indebtedness at Banner), consisting of the 11 7/8% Senior Debentures due 1999, the 12% Intermediate Debentures due 2001, the 13 1/8% Subordinated Debentures due 2006, the 13% Junior Subordinated debentures due 2007 and its existing bank indebtedness. The Refinancing reduced the Company's total net indebtedness by approximately $132 million and reduced the Company's annual interest expense, on a pro forma basis, by approximately $21 million. The completion of the STFI Merger reduced the Company's annual interest expense by approximately $3 million. In addition, a portion of the proceeds from the Banner Hardware Group Disposition were used to repay all of Banner's outstanding bank indebtedness, which further reduced the Company's annual interest expense.

   For the Company's fiscal years 1996, 1997, and 1998, Technologies had pre-tax operating losses of approximately $1.5 million, $3.6 million, and $48.7 million, respectively. In addition, as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, reduction in new orders, lower margins and increased price competition. In response, in February 1998, the Company adopted a formal plan to enhance the opportunities for the disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity, work force, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in a spin-off. If the Company elects to include Technologies in a spin-off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Fairchild Technologies' operating divisions.

   The Company is considering a transaction designed to separate the aerospace fasteners business of the Company from the aerospace distribution and other businesses of the Company. The transaction would consist of distributing (the "Spin-Off") to its shareholders all of the stock of a subsidiary to be formed ("Spin-Co"), consisting of the Company's aerospace fasteners segment. The Spin-Off would result in the formation of two publicly traded companies, each of which would be able to pursue an independent strategic path. The Company believes this separation would offer both companies the opportunity to pursue strategic objectives appropriate to different businesses and to create targeted incentives for their management and key employees. In addition, the Spin-Off would be expected to offer each entity greater financial flexibility in their respective capital raising strategies.

   The Company has conditioned the Spin-Off distribution upon, among other things, (i) approval of the Spin-Off by the Company's shareholders; (ii) receiving confirmation that the distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended;
(iii) the transfer of assets and liabilities contemplated by an agreement to be entered into between the Company and Spin-Co having been consummated in all material respects; (iv) the Spin-Co Class A Common Stock having been approved for listing on the New York Stock Exchange; (v) a Form 10 registration statement with respect to Spin-Co Class A Common Stock becoming effective under the Securities Exchange Act of 1934, as amended; and (vi) receipt of a satisfactory solvency opinion for each entity. Although the Company's ability to effect the Spin-Off is uncertain, the Company may effect the Spin-Off as soon as it is reasonably practicable following receipt of the aforementioned items relating to Spin-Co and all necessary governmental and third party approvals. In order to effect the Spin-Off, approval is required from the board of directors of the Company. The composition of the assets and liabilities to be included in Spin-Co, and accordingly the ability of the Company to consummate the Spin-Off, is contingent, among other things, on obtaining consents and waivers under the Company's New Credit Facility. In addition, the Company may encounter unexpected delays in effecting the Spin-Off, and the Company can make no assurance as to the timing thereof. In addition, prior to the consummation of the Spin-Off, the Company may sell, restructure or otherwise change the assets and liabilities that will be in Spin-Co, or for other reasons elect not to consummate the Spin-Off. Because circumstances may change and because provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, the Company may, depending on various factors, restructure or delay the timing of the Spin-Off to minimize the tax consequences thereof to the Company and its shareholders. Consequently, there can be no assurance that the Spin-Off will ever occur.

Year 2000

   As the end of the century nears, there is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems. The Company has begun to take appropriate measures to ensure that its information processing systems, embedded technology and other infrastructure will be ready for the Year 2000.

   The Company has retained both technical review and modification consultants to help it assess its Year 2000 readiness. Working with these consultants and other advisors, the Company has formulated a plan to address Year 2000 issues. Under this plan, the Company's systems are being modified or replaced, or will be modified or replaced, as necessary, to render them, as far as possible, Year 2000 ready. Substantially all of the material systems within the Aerospace Fasteners segment are currently Year 2000 ready. Within the Aerospace Distribution segment and at Fairchild Technologies, the Company intends to replace and upgrade a number of important systems that are not Year 2000 compliant, and is assessing the extent to which current product inventories may include embedded technology that is not Year 2000 ready. The Company expects to complete initial testing of its most critical information technology and related systems by June 30, 1999, and anticipates that it will complete its Year 2000 preparations by October 31, 1999. The Company could be subject to liability to customers and other third parties if its systems are not Year 2000 compliant, resulting in possible legal actions for breach of contract, breach or warranty, misrepresentation, unlawful trade practices and other harm.

   In addition, the Company is continually attempting to assess the level of Year 2000 preparedness of its key suppliers, distributors, customers and service providers. To this end, the Company has sent, and will continue to send, letters, questionnaires and surveys to its significant business partners inquiring about their Year 2000 efforts. If a significant business partner of the Company fails to be Year 2000 compliant, the Company could suffer a material loss of business or incur material expenses.

   The Company is also developing and evaluating contingency plans to deal with events affecting the Company or one of its business partners arising from significant Year 2000 problems. These contingency plans include identifying alternative suppliers, distribution networks and service providers.

   Although the Company's Year 2000 assessment, implementation and contingency planning is not yet complete, the Company does not now believe that Year 2000 issues will materially affect its business, results of operations or financial condition. However, the Company's Year 2000 efforts may not be successful in every respect. To date, the Company has incurred approximately $0.3 million in costs that are directly attributable to addressing Year 2000 issues. Management currently estimates that the Company will incur between $2.0 million and $3.0 million in additional costs during the next 18 months relating to the Year 2000 problem.

Recently Issued Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its reportable operating segments in annual and interim financial reports. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will adopt SFAS 131 in Fiscal 1999.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132") "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pensions and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. The Company will adopt SFAS 132 in Fiscal 1999.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. It requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. The corresponding derivative gains or losses are reported based on the hedge relationship that exists, if any. Changes in the fair value of hedges that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in earnings. Most of the general qualifying criteria for hedge accounting under SFAS 133 were derived from, and are similar to, the existing qualifying criteria in SFAS 80 "Accounting for Futures Contracts." SFAS 133 describes three primary types of hedge relationships: fair value hedge, cash flow hedge, and foreign currency hedge. The Company will adopt SFAS 133 in Fiscal 1999 and is currently evaluating the financial statement impact.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

   The following consolidated financial statements of the Company and the report of the Company's independent public accountants with respect thereto, are set forth below.

                                                                          Page
                                                                          ----
     Report of Independent Public Accountants............................  28
     Consolidated Balance Sheets as of June 30, 1997 and 1998............  29
     Consolidated Statements of Earnings For Each of The Three Years
      Ended June 30, 1996, 1997, and 1998................................  31
     Consolidated Statements of Stockholders' Equity For Each of The
      Three Years Ended June 30, 1996, 1997, and 1998....................  33
     Consolidated Statements of Cash Flows For Each of The Three Years
      Ended June 30, 1996, 1997, and 1998................................  34
     Notes to Consolidated Financial Statements..........................  35

   Supplementary information regarding "Quarterly Financial Data (Unaudited)" is set forth under Item 8 in Note 22 to Consolidated Financial Statements.

                    Report of Independent Public Accountants

To The Fairchild Corporation:

   We have audited the accompanying consolidated balance sheets of The Fairchild Corporation (a Delaware corporation) and consolidated subsidiaries as of June 30, 1997 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Nacanco Paketleme (see Note 7), the investment in which is reflected in the accompanying financial statements using the equity method of accounting. The investment in Nacanco Paketleme represents 2 percent of total assets as of June 30, 1998 and 1997, and the equity in its net income represents 17 percent, 257 percent, and 9 percent of earnings from continuing operations. The statements of Nacanco Paketleme were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Nacanco Paketleme, is based on the report of other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of The Fairchild Corporation and consolidated subsidiaries as of June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
September 22, 1998

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                                         June 30,    June 30,
                                                           1997        1998
                        ASSETS                          ----------  ----------
CURRENT ASSETS:
Cash and cash equivalents, $4,839 and $746
 restricted...........................................  $   19,420  $   49,601
Short-term investments................................      25,647       3,962
Accounts receivable-trade, less allowances of $6,905
 and $5,655...........................................     151,361     120,284
Inventories:
  Finished goods......................................     292,441     187,205
  Work-in-process.....................................      20,357      20,642
  Raw materials.......................................      10,567       9,635
                                                           323,365     217,482
Net current assets of discontinued operations.........      17,884      11,613
Prepaid expenses and other current assets.............      34,490      53,081
    Total Current Assets..............................     572,167     456,023

Property, plant and equipment, net of accumulated de-
 preciation of $131,646 and $82,968...................     121,918     118,963
Net assets held for sale..............................      26,147      23,789
Net noncurrent assets of discontinued operations......      14,495       8,541
Cost in excess of net assets acquired (Goodwill), less
 accumulated amortization of $36,672 and $42,079......     154,129     168,307
Investments and advances, affiliated companies........      55,678      27,568
Prepaid pension assets................................      59,742      61,643
Deferred loan costs...................................       9,252       6,362
Long-term investments.................................       4,120     235,435
Other assets..........................................      35,018      50,628
    TOTAL ASSETS......................................  $1,052,666  $1,157,259

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank notes payable and current maturities of long-term
 debt.................................................  $   47,322  $   20,665
Accounts payable......................................      75,522      53,859
Accrued liabilities:
  Salaries, wages and commissions.....................      17,138      23,613
  Employee benefit plan costs.........................       1,764       1,463
  Insurance...........................................      15,021      12,575
  Interest............................................      11,213       2,303
  Other accrued liabilities...........................      52,182      52,789
                                                            97,318      92,743
Income taxes..........................................       5,863      28,311
    Total Current Liabilities.........................     226,025     195,578

LONG-TERM LIABILITIES:
Long-term debt, less current maturities...............     416,922     295,402
Other long-term liabilities...........................      23,622      23,767
Retiree health care liabilities.......................      43,351      42,103
Noncurrent income taxes...............................      42,013      95,176
Minority interest in subsidiaries.....................      68,309      31,674
   TOTAL LIABILITIES..................................     820,242     683,700

STOCKHOLDERS' EQUITY:
Class A common stock, 10 cents par value; authorized
 40,000,000 shares, 26,678,561 (20,233,879 in 1997)
 shares issued and 20,428,591 (13,992,283 in 1997)
 shares outstanding...................................       2,023       2,667
Class B common stock, 10 cents par value; authorized
 20,000,000 shares, 2,624,716 (2,632,516 in 1997).....         263         263
shares issued and outstanding Paid-in capital.........      71,015     195,112
Retained earnings.....................................     209,949     311,039
Cumulative other comprehensive income.................         893      16,386
Treasury Stock, at cost, 6,249,970 (6,241,596 in 1997)
 shares of Class A common stock.......................     (51,719)    (51,908)
  TOTAL STOCKHOLDERS' EQUITY..........................     232,424     473,559
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........  $1,052,666  $1,157,259

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (In thousands, except per share data)

                                               For the Years Ended June 30,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
REVENUE:
 Net sales...................................  $ 349,236  $ 680,763  $ 741,176
 Other income, net...........................        300         28      6,508
                                                 349,536    680,791    747,684
COSTS AND EXPENSES:
 Cost of goods sold..........................    275,135    499,419    554,670
 Selling, general & administrative...........     79,295    142,959    141,930
 Research and development....................         94        100        172
 Amortization of goodwill....................      3,979      4,814      5,469
 Restructuring...............................      2,319        --         --
                                                 360,822    647,292    702,241
OPERATING INCOME (LOSS)......................    (11,286)    33,499     45,443
 Interest expense............................     64,521     52,376     46,007
 Interest income.............................     (8,062)    (4,695)    (3,292)
 Net interest expense........................     56,459     47,681     42,715
 Investment income (loss), net...............      4,575      6,651     (3,362)
 Non-recurring income (loss).................     (1,724)     2,528    124,028
 Earnings (loss) from continuing operations
  before taxes...............................    (64,894)    (5,003)   123,394
 Income tax (provision) benefit..............     29,839      5,735    (48,659)
 Equity in earnings of affiliates, net.......      4,821      4,598      3,956
 Minority interest, net......................     (1,952)    (3,514)   (26,292)
 Earnings (loss) from continuing operations..    (32,186)     1,816     52,399
 Earnings (loss) from discontinued opera-
  tions, net.................................     15,612       (485)    (4,296)
 Gain on disposal of discontinued operations,
  net........................................    216,716        --      59,717
 Earnings (loss) before extraordinary items..    200,142      1,331    107,820
 Extraordinary items, net....................    (10,436)       --      (6,730)
NET EARNINGS (LOSS)..........................  $ 189,706  $   1,331  $ 101,090
 Other comprehensive income, net of tax:
 Foreign currency translation adjustments....       (606)    (1,514)    (5,140)
 Unrealized holding gains (losses) on securi-
  ties arising during the period ............        --          74     20,633
 Other comprehensive income (loss)...........       (606)    (1,440)    15,493
 COMPREHENSIVE INCOME (LOSS).................  $ 189,100  $    (109) $ 116,583
BASIC EARNINGS PER SHARE:
Earnings (loss) from continuing operations...  $   (1.98) $    0.11  $    2.78
Earnings (loss) from discontinued operations,
 net.........................................       0.96      (0.03)     (0.23)
Gain on disposal of discontinued operations,
 net.........................................      13.37        --        3.17
Extraordinary items, net.....................      (0.64)       --       (0.36)
NET EARNINGS (LOSS)..........................  $   (0.64) $    0.08  $    5.36
 Foreign currency translation adjustments....  $   (0.04) $   (0.09) $   (0.27)
 Unrealized holding gains (losses) on securi-
  ties arising during the period.............        --         --        1.10
 Other comprehensive income..................      (0.04)     (0.09)      0.83
 COMPREHENSIVE INCOME (LOSS).................  $   11.67  $   (0.01) $    6.19
DILUTED EARNINGS PER SHARE:
Earnings (loss) from continuing operations...  $   (1.98) $    0.11  $    2.66
Earnings (loss) from discontinued operations,
 net.........................................       0.96      (0.03)     (0.22)
Gain on disposal of discontinued operations,
 net.........................................      13.37        --        3.04
Extraordinary items, net.....................      (0.64)       --       (0.34)
NET EARNINGS (LOSS)..........................  $   11.71  $    0.08  $    5.14
 Other comprehensive income, net of tax:
 Foreign currency translation adjustments....  $   (0.04) $   (0.09) $   (0.26)
 Unrealized holding gains (losses) on securi-
  ties arising during the period.............        --         --        1.05
 Other comprehensive income..................      (0.04)     (0.09)      0.79
 COMPREHENSIVE INCOME (LOSS).................  $   11.67  $   (0.01) $    5.93
 Weighted average shares outstanding:
  Basic......................................     16,206     16,539     18,834
  Diluted....................................     16,206     17,321     19,669

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)

                          Class A Class B                                  Cumulative
                          Common  Paid-in Retained  Treasury Comprehensive   Other
                          Stock    Stock  Capital   Earnings     Stock       Income    Total
                          ------- ------- --------  -------- ------------- ---------- --------
Balance, July 1, 1995...  $ 1,965  $270   $ 67,011  $ 18,912    $(51,719)   $ 2,939   $ 39,378
Net earnings............      --    --         --    189,706         --         --     189,706
Foreign currency
 translation
 adjustments............      --    --         --        --          --        (606)      (606)
Fair market value of
 stock warrants issued..      --    --       1,148       --          --         --       1,148
Proceeds received from
 options exercised......       28   --       1,481       --          --         --       1,509
Exchange of Class B for
 Class A common stock...        7   (7)        --        --          --         --         --
Retirement of preferred
 stock of subsidiary....      --    --        (274)      --          --         --        (274)
Balance, June 30, 1996..    2,000   263     69,366   208,618     (51,719)     2,333    230,861
Net earnings............      --    --         --      1,331         --         --       1,331
Foreign currency
 translation
 adjustments............      --    --         --        --          --      (1,514)    (1,514)
Fair market value of
 stock warrants issued..      --    --         546       --          --         --         546
Proceeds received from
 options exercised
 (234,935 shares).......       23   --       1,103       --          --         --       1,126
Exchange of Class B for
 Class A Common stock
 (1,188 shares).........      --    --         --        --          --         --         --
Net unrealized holding
 gain on................
Available-for-sale
 securities.............      --    --         --        --          --          74         74
Balance, June 30, 1997..    2,023   263     71,015   209,949     (51,719)       893    232,424
Net earnings............      --    --         --    101,090         --         --     101,090
Foreign currency
 translation
 adjustments............      --    --         --        --          --      (5,140)    (5,140)
Compensation expense
 from adjusted terms to
 warrants and options...      --    --       5,655       --          --         --       5,655
Stock issued for
 Special-T Fasteners
 acquisition............      108   --      21,939       --          --         --      22,047
Stock issued for
 Exchange Offer.........      221   --      42,588       --          --         --      42,809
Equity Offering.........      300   --      53,268       --          --         --      53,568
Proceeds received from
 stock options exercised
 (141,259 shares).......       10   --         652       --         (189)       --         473
Cashless exercise of
 warrants (47,283
 shares)................        5   --         (5)       --          --         --         --
Exchange of Class B for
 Class A common stock
 (7,800 shares).........      --    --         --        --          --         --         --
Net unrealized holding
 gain on available-for-
 sale securities........      --    --         --        --          --      20,633     20,633
Balance, June 30, 1998..  $ 2,667  $263   $195,112  $311,039   $(51,908)    $16,386   $473,559


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                For the Twelve Months Ended
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
Cash flows from operating activities:
 Net earnings................................  $ 189,706  $   1,331  $ 101,090
 Depreciation and amortization...............     21,045     24,307     20,036
 Accretion of discount on long-term
  liabilities................................      4,686      4,963      3,766
 Net gain on the disposition of
  subsidiaries...............................        --         --    (124,041)
 Net gain on the sale of discontinued
  operations.................................   (216,645)       --    (132,787)
 Extraordinary items, net of cash payments...      4,501        --      10,347
 Provision for restructuring (excluding cash
  payments of $777 in 1996)..................      1,542        --         --
 (Gain) loss on sale of property, plant, and
  equipment..................................         (9)       (72)       246
 (Undistributed) distributed earnings of
  affiliates, net............................     (3,857)    (1,055)     1,725
 Minority interest...........................      1,952      3,514     26,292
 Change in trading securities................     (5,346)    (5,733)     9,275
 Change in receivables.......................     (5,566)   (48,693)   (12,846)
 Change in inventories.......................    (16,088)   (36,868)   (54,857)
 Change in other current assets..............     (2,989)   (14,088)   (26,643)
 Change in other non-current assets..........      3,609    (16,565)   (16,562)
 Change in accounts payable, accrued
  liabilities and other long-term
  liabilities................................    (37,477)     6,102     80,677
 Non-cash charges and working capital changes
  of discontinued operations.................     11,985    (17,201)    11,789
 Net cash used for operating activities......    (48,951)  (100,058)  (102,493)
Cash flows from investing activities:
 Proceeds received from (used for) investment
  securities, net............................        265    (12,951)    (7,287)
 Purchase of property, plant and equipment...     (5,680)   (15,014)   (36,029)
 Proceeds from sale of plant, property and
  equipment..................................         98        213        336
 Equity investment in affiliates.............     (2,361)    (1,749)    (4,343)
 Minority interest in subsidiaries...........     (2,817)    (1,610)   (26,383)
 Acquisition of subsidiaries, net of cash
  acquired...................................        --     (55,916)   (32,795)
 Net proceeds received from the sale of
  discontinued operations....................     71,559    173,719    167,987
 Changes in net assets held for sale.........      5,894        385      2,140
 Investing activities of discontinued
  operations.................................     (9,418)    (7,102)    (2,750)
 Net cash provided by investing activities...     57,540     79,975     60,876
Cash flows from financing activities:
 Proceeds from issuance of debt..............    156,501    154,294    275,523
 Debt repayments and repurchase of
  debentures, net............................   (195,420)  (155,600)  (258,014)
 Issuance of Class A common stock............      1,509      1,126     54,041
 Financing activities of discontinued
  operations.................................     (2,227)    (1,275)     2,538
 Net cash provided by (used for) financing
  activities.................................    (39,637)    (1,455)    74,088
 Effect of exchange rate changes on cash.....       (485)     1,309     (2,290)
 Net change in cash and cash equivalents.....    (31,533)   (20,229)    30,181
 Cash and cash equivalents, beginning of the
  year.......................................     71,182     39,649     19,420
 Cash and cash equivalents, end of the year..  $  39,649  $  19,420  $  49,601


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Corporate Structure: The Fairchild Corporation (the "Company") was incorporated in October 1969, under the laws of the State of Delaware. The Company is the majority owner of Banner Aerospace, Inc., ("Banner"). RHI Holdings, Inc. ("RHI") is a direct subsidiary of the Company. RHI is the owner of 100% of Fairchild Holding Corp. ("FHC"). The Company's principal operations are conducted through FHC and Banner. The Company also holds a significant equity interest in Nacanco Paketleme ("Nacanco"). Prior to March 10, 1998, the Company held an equity interest in Shared Technologies Fairchild Inc. ("STFI"). The Company's investment in STFI resulted from a March 13, 1996 Merger of the Communications Services Segment of the Company with Shared Technologies, Inc. The merger of STFI into Intermedia Communications Inc., as discussed in Note 4, completes the disposition of the Communications Services Segment. In February 1998, the Company adopted a formal plan to dispose of its interest in the Fairchild Technologies segment. Accordingly, the Company's financial statements present the results of the Communications Services Segment, STFI and Fairchild Technologies as discontinued operations.

   Fiscal Year: The fiscal year ("Fiscal") of the Company ends June 30. All references herein to "1996", "1997", and "1998" mean the fiscal years ended June 30, 1996, 1997 and 1998, respectively.

   Consolidation Policy: The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which ownership interest range from 20 to 50 percent are accounted for using the equity method (see Note 7).

   Cash Equivalents/Statements of Cash Flows: For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with original maturity dates of three months or less as cash equivalents. Total net cash disbursements (receipts) made by the Company for income taxes and interest were as follows:

                                                        1996    1997     1998
                                                       ------- -------  -------
      Interest........................................ $66,716 $48,567  $52,737
      Income Taxes....................................   9,279  (1,926)    (987)

   Restricted Cash: On June 30, 1997 and 1998, the Company had restricted cash of $4,839 and $746, respectively, all of which is maintained as collateral for certain debt facilities. Cash investments are in short-term certificates of deposit.

   Investments: Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost and are categorized as other investments. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Interest on corporate obligations, as well as dividends on preferred stock, are accrued at the balance sheet date.

   Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method at principal domestic aerospace fastener manufacturing operations and using the

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

first-in, first-out ("FIFO") method elsewhere. If the FIFO inventory valuation method had been used exclusively, inventories would have been approximately $4,868 and $8,706 higher at June 30, 1997 and 1998, respectively. Inventories from continuing operations are valued as follows:

                                                              June 30, June 30,
                                                                1997     1998
                                                              -------- --------
      First-in, first-out (FIFO)............................. $293,469 $177,426
      Last-in, First-out (LIFO)..............................   29,896   40,056
        Total inventories.................................... $323,365 $217,482

   Properties and Depreciation: The cost of property, plant and equipment is depreciated over estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed using the straight-line method for financial reporting purposes and using accelerated depreciation methods for Federal income tax purposes. No interest costs were capitalized in any of the years presented. Property, plant and equipment consisted of the following:

                                                              June 30, June 30,
                                                                1997     1998
                                                              -------- --------
        Land................................................. $ 13,438 $ 11,694
        Building and improvements............................   54,907   47,579
        Machinery and equipment..............................  152,430  113,669
        Transportation vehicles..............................      864      676
        Furniture and fixtures...............................   25,401   16,362
        Construction in progress.............................    6,524   11,951
        Property, plant and equipment at cost................  253,564  201,931
        Less: Accumulated depreciation.......................  131,646   82,968
        Net property, plant and equipment.................... $121,918 $118,963

   Amortization of Goodwill: Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is being amortized on a straight-line basis over 40 years.

   Deferred Loan Costs: Deferred loan costs associated with various debt issues are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these loan costs for 1996, 1997 and 1998 was $3,827, $2,847 and $2,406, respectively.

   Impairment of Long-Lived Assets: In Fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews its long-lived assets, including property, plant and equipment, identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment is measured based on the difference between the carrying amount of the assets and fair value. The implementation of SFAS 121 did not have a material effect on the Company's consolidated results of operations.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   Foreign Currency Translation: For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the period and income statement accounts are translated at average exchange rates for the period. The resulting translation gains and losses are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income and were insignificant in Fiscal 1996, 1997 and 1998.

   Research and Development: Company-sponsored research and development expenditures are expensed as incurred.

   Capitalization of interest and taxes: The Company capitalizes interest expense and property taxes relating to property being developed.

   Nonrecurring Income: Nonrecurring income of $124,028 in 1998 resulted from disposition of Banner hardware group (See Note 2). Nonrecurring income of $2,528 in 1997 resulted from the gain recorded from the sale of Fairchild Scandinavian Bellyloading Company ("SBC"), (See Note 2). Nonrecurring expense in 1996 resulted from expenses incurred in 1996 in connection with other, alternative transactions considered but not consummated.

   Stock-Based Compensation: In Fiscal 1997, the Company implemented Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". SFAS 123 establishes financial accounting standards for stock-based employee compensation plans and for transactions in which an entity issues equity instruments to acquire goods or services from non-employees. As permitted by SFAS 123, the Company will continue to use the intrinsic value based method of accounting prescribed by APB Opinion No. 25, for its stock-based employee compensation plans. Fair market disclosures required by SFAS 123 are included in Note 12.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications: Certain amounts in prior years' financial statements have been reclassified to conform to the 1998 presentation.

   Recently Issued Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its reportable operating segments in annual and interim financial reports. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will adopt SFAS 131 in Fiscal 1999.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132") "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pensions and other retiree benefits by

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. The Company will adopt SFAS 132 in Fiscal 1999.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. It requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. The corresponding derivative gains or losses are reported based on the hedge relationship that exists, if any. Changes in the fair value of derivative that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in earnings. Most of the general qualifying criteria for hedge accounting under SFAS 133 were derived from, and are similar to, the existing qualifying criteria in SFAS 80 "Accounting for Futures Contracts." SFAS 133 describes three primary types of hedge relationships: fair value hedge, cash flow hedge, and foreign currency hedge. The Company will adopt SFAS 133 in Fiscal 1999 and is currently evaluating the financial statement impact.

2. BUSINESS COMBINATIONS

   The Company has accounted for the following acquisitions by using the purchase method. The respective purchase price is assigned to the net assets acquired based on the fair value of such assets and liabilities at the respective acquisition dates.

   In December 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS&C") in a business combination accounted for as a purchase. The total cost of the acquisition was $13,245, which exceeded the fair value of the net assets of AS&C by approximately $7,350, which is preliminarily being allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS&C with cash borrowings. AS&C is an aerospace parts, logistics, and distribution company primarily servicing the European OEM market.

   On March 2, 1998, the Company consummated the acquisition of Edwards and Lock Management Corporation, doing business as Special-T Fasteners ("Special-T"), in a business combination to be accounted for as a purchase (the "Special-T Acquisition"). The contractual purchase price for the acquisition was valued at approximately $47,300, of which 50.1% was paid in shares of Class A Common Stock of the Company and 49.9% was paid in cash. The total cost of the acquisition exceeded the fair value of the net assets of Special-T by approximately $21,605, which amount is preliminarily being allocated as goodwill, and amortized using the straight-line method over 40 years. Special-T manages the logistics of worldwide distribution of Company manufactured precision fasteners to customers in the aerospace industry, government agencies, original equipment manufacturers ("OEM's"), and other distributors.

   In February 1997, the Company completed a transaction (the "Simmonds Acquisition") pursuant to which the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. ("Simmonds"). The Company then initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By June 30, 1997, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62,000, which the Company funded with available cash and borrowings. The Company recorded approximately $20,453 in

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

goodwill as a result of this acquisition, which will be amortized using the straight-line method over 40 years. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

   On January 13, 1998, certain subsidiaries (the "Selling Subsidiaries"), of Banner, completed the disposition of substantially all of the assets and certain liabilities of the Selling Subsidiaries to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers"), in exchange for shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Banner Hardware Group Disposition"). The purchase price received by the Selling Subsidiaries was based on the consolidated net worth as reflected on an adjusted closing date balance sheet for the assets (and liabilities) conveyed by the Selling Subsidiaries to the Buyers. The assets transferred to the Buyers consist primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners, and its PacAero unit. Approximately $196,000 of the common stock received from the Buyers was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company will account for its remaining investment in AlliedSignal Inc. common stock as an available-for-sale security. Banner effected the Banner Hardware Group Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Banner Hardware Group Disposition presented a unique opportunity to realize a significant return on the disposition of the hardware group. As a result of the Banner Hardware Group Disposition and the repayment of outstanding term loans, the Company recorded non-recurring income of $124,028 for the year ended June 30, 1998.

   On June 30, 1997, the Company sold all the patents of Fairchild Scandinavian Bellyloading Company ("SBC") to Teleflex Incorporated ("Teleflex") for $5,000, and immediately thereafter sold all the stock of SBC to a wholly owned subsidiary of Teleflex for $2,000. The Company may also receive additional proceeds of up to $7,000 based on future net sales of SBC's patented products and services.

3. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

   Effective February 25, 1996, the Company completed a transfer of the Company's Harco Division ("Harco") to Banner in exchange for 5,386,477 shares of Banner common stock. The exchange increased the Company's ownership of Banner common stock from approximately 47.2% to 59.3%, resulting in the Company becoming the majority shareholder of Banner. Accordingly, the Company has consolidated the results of Banner since February 25, 1996. The Company recorded a $427 nonrecurring loss from outside expenses incurred for this transaction in 1996.

   In May 1997, Banner granted all of its stockholders certain rights to purchase Series A Convertible Paid-in-Kind Preferred Stock. In June 1997, Banner received net proceeds of $33,876 and issued 3,710,955 shares of preferred stock. The Company purchased $28,390 of the preferred stock issued by Banner, increasing its voting percentage to 64.0%.

   On May 11, 1998, the Company commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of Banner, a number of shares of the Company's Class A Common Stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's Common Stock. The Exchange Offer expired on June 9, 1998 and 3,659,364 shares of Banner's Common Stock were validly tendered for exchange and the Company issued 2,212,361 shares Class A Common Stock to the tendering shareholders. As a result of the Exchange Offer, the Company's ownership of Banner Common Stock increased to 83.3%. The Company effected the Exchange Offer to increase its ownership of Banner to more than 80% in order for the Company to include Banner in its United States consolidated corporate income tax return.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   On June 30, 1998, the Company had $31,674 of minority interest, of which $31,665 represents Banner. Minority shareholders hold approximately 16.7% of Banner's outstanding common stock.

   In connection with the Company's December 23, 1993 sale of its interest in Rexnord Corporation to BTR Dunlop Holdings, Inc. ("BTR"), the Company placed shares of Banner, with a fair market value of $5,000, in escrow to secure the Company's remaining indemnification of BTR against a contingent liability. Once the contingent liability is resolved, the escrow will be released.

4. DISCONTINUED OPERATIONS AND NET ASSETS HELD FOR SALE

   The Company, RHI and Fairchild Industries, Inc. ("FII"), RHI's subsidiary, entered into an Agreement and Plan of Merger dated as of November 9, 1995 (as amended, the "Merger Agreement") with Shared Technologies Inc. ("STI"). On March 13, 1996, in accordance with the Merger Agreement, STI succeeded to the telecommunications systems and services business segment operated by the Company's Fairchild Communications Services Company ("FCSC").

   The transaction was effected by a Merger of FII with and into STI (the "Merger") with the surviving company renamed Shared Technologies Fairchild, Inc ("STFI"). Prior to the Merger, FII transferred all of its assets to, and all of its liabilities were assumed by FHC, except for the assets and liabilities of FCSC, and $223,500 of FII debt and preferred stock. As a result of the Merger, the Company received shares of Common Stock and Preferred Stock of STFI representing approximately a 41% ownership interest in STFI. The Merger was structured as a reorganization under section 386(a)(1)(A) of the Internal Revenue Code of 1986, as amended. In 1996, the Company recorded a $163,130 gain from this transaction.

   On November 20, 1997, STFI entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock received $15.00 per share in cash (the "STFI Merger"). The Company was paid approximately $178,000 in cash (before tax and selling expenses) in exchange for the common and preferred stock of STFI owned by the Company. In the nine months ended March 29, 1998, the Company recorded a $95,960 gain, net of tax, on disposal of discontinued operations, from the proceeds received from the STFI Merger, which was completed on March 11, 1998. The results of STFI have been accounted for as discontinued operations.

   The results of FCSC and STFI have been accounted for as discontinued operations. The net sales of FCSC totaled, $91,290 in 1996. Net earnings from discontinued operations from FCSC and STFI was $7,901 $3,149, and $648 in 1996, 1997, and 1998, respectively.

   For the Company's fiscal years 1996, 1997, and 1998, Fairchild Technologies ("Technologies") had pre-tax operating losses of approximately $1.5 million, $3.6 million, and $48.7 million, respectively. In addition, as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, reduction in new orders, lower margins and increased price competition. In response, in February, 1998 (the "measurement date"), the Company adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in a spin-off. If the Company elects to include Technologies in a spin-off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Fairchild Technologies' operating divisions.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   In connection with the adoption of such plan, the Company recorded an after-tax charge of $36,243 in discontinued operations in Fiscal 1998, of which, $28,243 (net of an income tax benefit of $11,772) relating to the net losses of Technologies since the measurement date, including the write down of assets for impairment to estimated realizable value; and (ii) $8,000 (net of an income tax benefit of $4,806) relating to a provision for operating losses over the next seven months at Technologies. While the Company believes that $36,243 is a reasonable charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that this estimate is adequate.

   Earnings from discontinued operations for the twelve months ended June 30, 1996, 1997, and 1998 includes net losses of $1,475, $3,634 and $4,944, respectively, from Technologies until the adoption date of a formal plan on the measurement date.

   On February 22, 1996, pursuant to an Asset Purchase Agreement dated January 26, 1996, the Company, through one of its subsidiaries, completed the sale of certain assets, liabilities and the business of the D-M-E Company ("DME") to Cincinnati Milacron Inc. ("CMI"), for a sales price of approximately $244,331, as adjusted. The sales price consisted of $74,000 in cash, and two 8% promissory notes in the aggregate principal amount of $170,331 (together, the "8% CMI Notes"). On July 29, 1996, CMI paid in full the 8% CMI Notes. As a result of the sale of DME in 1996, the Company recorded a gain on disposal of discontinued operations of approximately $54,012, net of a $61,929 tax provision.

   On January 27, 1996, FII completed the sale of Fairchild Data Corporation ("Data") to SSE Telecom, Inc. ("SSE") for book value of approximately $4,400 and 100,000 shares of SSE's common stock valued at $9.06 per share, or $906, at January 26, 1996, and warrants to purchase an additional 50,000 shares of SSE's common stock at $11.09 per share.

   Accordingly, the results of DME and Data have been accounted for as discontinued operations. The combined net sales of DME and Data totaled $108,131 for 1996. Net earnings from discontinued operations was $9,186, net of $5,695 for taxes in 1996.

   Net assets held for sale at June 30, 1998, includes two parcels of real estate in California, and several other parcels of real estate located primarily throughout the continental United States, which the Company plans to sell, lease or develop, subject to the resolution of certain environmental matters and market conditions. Also included in net assets held for sale are limited partnership interests in (i) a real estate development joint venture, and (ii) a landfill development partnership.

   Net assets held for sale are stated at the lower of cost or at estimated net realizable value, which consider anticipated sales proceeds, and other carrying costs to be incurred during the holding period. Interest is not allocated to net assets held for sale.

5. PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

   The following unaudited pro forma information for 1996, 1997 and 1998 provides the results of the Company's operations as though (i) the disposition of the Banner Hardware Group, DME, Data, and SBC (ii) the Merger of FCSC and subsequent disposition of STFI, (iii) the transfer of Harco to Banner, resulting in the consolidation of Banner, and (iv) Exchange Offer had been in effect since the beginning of each period. The pro forma information is based on the historical financial statements of the Company, Banner, DME, FCSC and SBC, giving effect to the aforementioned transactions. In preparing the pro forma data, certain assumptions and adjustments have been made which (i) reduce interest expense for revised debt structures, (ii) increase interest income for notes receivable, and (iii) reduce minority interest from increased ownership in Banner and the preferred stock of a former subsidiary being redeemed.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The following unaudited pro forma financial information is not necessarily indicative of the results of operations that actually would have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

                                                   1996      1997      1998
                                                 --------  --------  --------
     Sales...................................... $346,893  $452,527  $620,275
     Operating income...........................  (13,489)   11,179    34,853
     Earnings (loss) from continuing
      operations................................   (1,880)    3,616     4,628
     Basic and diluted earnings (loss) from
      continuing operations per share...........    (0.10)     0.19      0.21
     Net loss...................................   (3,355)      (18)  (28,438)
     Basic and diluted net loss per share.......    (0.18)    (0.00)    (1.35)

   The pro forma financial information does not reflect nonrecurring income and gains from disposal of discontinued operations that have occurred from these transactions.

6. INVESTMENTS

   Investments at June 30, 1998 consist primarily of common stock investments in public corporations, which are classified as available-for-sale securities. Other short-term investments and long-term investments do not have readily determinable fair values and primarily consist of investments in preferred and common stocks of private companies and limited partnerships. A summary of investments held by the Company consists of the following:

                                              June 30, 1997     June 30, 1998
                                            ----------------- ------------------
                                            Aggregate         Aggregate
                                              Fair     Cost     Fair      Cost
                                              Value    Basis    Value    Basis
                                            --------- ------- --------- --------
Short-term investments:
  Trading securities--equity...............  $16,094  $ 7,398 $    --   $    --
  Available-for-sale equity securities.....      --       --     3,907     5,410
  Other investments........................    9,553    9,553       55        55
                                             $25,647  $16,951 $  3,962  $  5,465
Long-term investments:
  Available-for-sale equity................  $   --   $   --  $234,307  $195,993
  Other investments........................    4,120    4,120    1,128     1,128
                                             $ 4,120  $ 4,120 $235,435  $197,121

   On June 30, 1998, the Company had gross unrealized holding gains from available-for-sale securities of $38,314 and gross unrealized holding losses from available-for-sale securities of $1,503.

   Investment income is summarized as follows:

                                                       1996     1997   1998
                                                      -------  ------ -------
     Gross realized gain (loss) from sales........... $(1,744) $1,673 $   364
     Change in unrealized holding gain (loss) from
      trading securities.............................   5,527   4,289  (5,791)
     Gross realized loss from impairments............     --      --     (182)
     Dividend income.................................     792     689   2,247
                                                      $ 4,575  $6,651 $(3,362)

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   Subsequent to year-end, the Company's investment in AlliedSignal common stock (included in long-term available-for-sale equity securities) declined in value from $218 million at June 30, 1998 to $177 million at September 17, 1998. Also subsequent to year-end the Company sold calls on 800,000 shares of AlliedSignal common stock for approximately $1.8 million. These calls will be marked to market through current income on a monthly basis until the calls mature.

7. INVESTMENTS AND ADVANCES, AFFILIATED COMPANIES

   The following table presents summarized historical financial information on a combined 100% basis of the Company's principal investments, which are accounted for using the equity method.

                                                        1996     1997    1998
                                                      -------- -------- -------
     Statement of Earnings:
       Net sales..................................... $295,805 $102,962 $90,235
       Gross profit..................................   89,229   39,041  32,449
       Earnings from continuing operations...........   18,289   14,812  14,780
       Net earnings..................................   18,289   14,812  14,780
     Balance Sheet at June 30:
       Current assets................................          $ 47,546 $33,867
       Non-current assets............................            40,878  39,898
       Total assets..................................            88,424  73,765
       Current liabilities...........................            26,218  14,558
       Non-current liabilities.......................               740   1,471

   The Company owns approximately 31.9% of Nacanco common stock. The Company recorded equity earnings of $5,487, $4,673, and $4,683 from this investment for 1996, 1997 and 1998, respectively.

   Effective February 25, 1996, the Company increased its percentage of ownership of Banner common stock from 47.2% to approximately 59.3%. Since February 25, 1996, the Company has consolidated Banner's results. Prior to February 25, 1996, the Company accounted for its investment in Banner using the equity method and held its investment in Banner as part of investments and advances, affiliated companies. The Company recorded equity in earnings of $363 from this investment in 1996.

   The Company's share of equity in earnings of all unconsolidated affiliates for 1996, 1997 and 1998 was $4,821, $4,598, and $3,956, respectively. The carrying value of investments and advances, affiliated companies consists of the following:

                                                                  June    June
                                                                   30,     30,
                                                                  1997    1998
                                                                 ------- -------
         Nacanco................................................ $20,504 $19,329
         STFI...................................................  31,978     --
         Others.................................................   3,196   8,239
                                                                 $55,678 $27,568

   On June 30, 1998, approximately $6,103 of the Company's $473,559 consolidated retained earnings are from undistributed earnings of 50 percent or less currently owned affiliates accounted for using the equity method.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


8. NOTES PAYABLE AND LONG-TERM DEBT

   At June 30, 1997 and 1998, notes payable and long-term debt consisted of the following:

                                                           June 30,  June 30,
                                                             1997      1998
                                                           --------  --------
     Bank credit agreements............................... $    100  $    --
     Other short-term notes payable.......................   15,429    17,811
     Short-term notes payable (weighted average interest
      rates of 7.8%
      and 5.2% in 1997 and 1998, respectively)............ $ 15,529  $ 17,811
     Bank credit agreements............................... $177,250  $290,800
     11 7/8% RHI Senior debentures due 1999...............   85,852       --
     12% Intermediate debentures due 2001.................  115,359       --
     13 1/8% Subordinated debentures due 2006.............   35,188       --
     13% Junior Subordinated debentures due 2007..........   24,834       --
     10.65% Industrial revenue bonds......................    1,500     1,500
     Capital lease obligations, interest from 4.4% to
      10.1%...............................................    1,897       923
     Other notes payable, collateralized by property,
      plant and equipment, interest from 3.0% to 10.0%....    6,835     5,033
                                                            448,715   298,256
     Less: Current maturities.............................  (31,793)   (2,854)
     Net long-term debt................................... $416,922  $295,402

   The Company maintains credit agreements (the "Credit Agreements") with a consortium of banks, which provide revolving credit facilities to the Company and Banner, and a term loan to the Company (collectively the "Credit Facilities").

   On December 19, 1997, immediately following the Offering, the Company restructured its FHC and RHI Credit Agreements by entering into a new credit agreement (the "New Credit Agreement") to provide the Company with a $300,000 senior secured credit facility (the "Facility") consisting of (i) a $75,000 revolving loan with a letter of credit sub-facility of $30,000 and a $10,000 swing loan sub-facility, and (ii) a $225,000 term loan. Advances made under the Facility will generally bear interest at a rate of, at the Company's option, either (i) 2% over the Citibank N.A. base rate, or (ii) 3% over the Eurodollar Rate ("LIBOR") for the first nine months following closing, which is subject to change based upon the Company's financial performance thereafter. The New Credit Agreement is subject to a non-use commitment fee of ??% of the aggregate unused availability for the first nine months post-closing and is subject to change based upon the Company's financial performance thereafter. Outstanding letters of credit are subject to fees equivalent to the LIBOR margin rate. A borrowing base is calculated monthly to determine the amounts available under the New Credit Agreement. The borrowing base is determined monthly based upon
(i) the EBITDA of the Company's Aerospace Fastener business, as adjusted, and
(ii) specified percentages of various marketable securities and cash equivalents. The New Credit Agreement will mature on June 18, 2004. The term loan is subject to mandatory prepayment requirements and optional prepayments. The revolving loan is subject to mandatory prepayment requirements and optional commitment reductions.

   The New Credit Agreement requires the Company to comply with certain financial and non-financial loan covenants, including maintaining a minimum net worth and maintaining certain interest and fixed charge coverage ratios at the end of each Fiscal Quarter. Additionally, the New Credit Agreement restricts annual capital expenditures to $35,000 in 1999 and $25,000 in each year thereafter. Substantially all of the Company's assets are pledged as collateral under the New Credit agreement. The New Credit Agreement restricts the

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

payment of dividends to the Company's shareholders to an aggregate of $200 over the life of the agreement. At June 30, 1998, the Company was in compliance with all the covenants under the New Credit Agreement.

   Banner maintains a credit agreement (the "Banner Credit Agreement") which provides Banner and its subsidiaries with funds for working capital and potential acquisitions. On November 25, 1997, Banner amended its credit agreement to increase its revolving credit facility by $50,000. Immediately following this amendment, the facility under the Banner Credit Agreement consisted of (i) a $55,000 six-year term loan ("Banner Term Loan"); (ii) a $30,000 seven-year term loan ("Tranche B Loan"); (iii) a $40,000 six-year term loan ("Tranche C Loan"); and (iv) a $121,500 six-year revolving credit facility ("Banner Revolver"). On January 13, 1998, in conjunction with the Banner Hardware Group Disposition, the outstanding balances of the Banner Term Loan, Tranche B Loan and Tranche C Loan were fully repaid (See Note 2).

   Based on the Company's financial performance, the Banner Revolver bears interest at prime plus 1/4% to 1 1/2% or LIBOR plus 1 1/2% to 2 3/4% and is subject to a nonuse fee of 30 to 50 basis points of the unused availability. On June 30, 1998, Banner's performance level resulted in borrowings under the Revolver bearing interest at prime plus 1/4% and LIBOR plus 1 1/2% and a nonuse fee of 30 basis points for the quarter ending September 30, 1998. The Banner Credit Agreement contains certain financial and nonfinancial covenants which Banner is required to meet on a quarterly basis. The financial covenants include minimum net worth and minimum earnings levels, and minimum ratios of interest coverage, fixed charges and debt to earnings before interest, taxes, depreciation and amortization. Banner also has certain limitations on the incurring of additional debt, and has restrictions which limit dividends and distributions on the capital stock of the Company to an aggregate of $150 in any fiscal year. At June 30, 1998, Banner was in compliance with all covenants under the Banner Credit Agreement. Substantially all of the Company's assets are pledged as collateral under the Banner Credit Agreement.

   On February 3, 1998, with the proceeds of the Offering, term loan borrowings under the Facility, and the after tax proceeds the Company received from the STFI Merger, the Company redeemed (collectively, the "Public Debt Repayment") all of its existing publicly held indebtedness (other than indebtedness of Banner), consisting of (i) $63,000 to redeem the 11 7/8% Senior Debentures due 1999; (ii) $117,600 to redeem the 12% Intermediate Debentures due 2001; (iii) $35,856 to redeem the 13 1/8% Subordinated Debentures due 2006; (iv) $25,063 to redeem the 13% Junior Subordinated Debentures due 2007; and (v) accrued interest of $10,562.

   The Company recognized an extraordinary loss of $6,730, net of $3,624 tax benefit, to write-off the remaining deferred loan fees and original issue discounts associated with the early extinguishment of the Company's indebtedness pursuant to the Public Debt Repayment and refinancing of the FHC and RHI Credit Agreement facilities.

   The following table summarizes the Credit Facilities at June 30, 1998:

                                              Outstanding
                                               Revolving  Outstanding
                                                Credit     Term Loan  Available
                                              Facilities  Facilities  Facilities
                                              ----------- ----------- ----------
     The Company:
       Term Loan.............................   $   --     $225,000    $225,000
       Revolving credit facility.............       --          --       75,000
     Banner Aerospace, Inc.:
       Revolving credit facility.............    65,800         --      121,500
     Total...................................   $65,800    $225,000    $421,500

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   At June 30, 1998, the Company had letters of credit outstanding of $18,658, which were supported by a sub-facility under the Credit Facilities. At June 30, 1998, the Company had unused bank lines of credit aggregating $112,042, at interest rates slightly higher than the prime rate. The Company also has short-term lines of credit relating to foreign operations, aggregating $21,205, against which the Company owed $10,088 at June 30, 1998.

   The annual maturity of long-term debt obligations (exclusive of capital lease obligations) and bank notes payable for each of the five years following June 30, 1998, are as follows: $20,398 for 1999, $3,210 for 2000, $3,382 for
2001, $70,972 for 2002 and $107,594 for 2003.

   In September 1995, Banner entered into several interest rate hedge agreements ("Hedge Agreements") to manage its exposure to increases in interest rates on its variable rate debt. The Hedge Agreements provide interest rate protection on $60,000 of debt through September 2000, by providing an interest rate cap of 7% if the 90-day LIBOR rate exceeds 7%. If the 90-day LIBOR rate drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%.

   In November 1996, Banner entered into an additional hedge agreement ("Additional Hedge Agreement") with one of its major lenders to provide interest rate protection on $20,000 of debt for a period of three years. Effectively, the Additional Hedge Agreement provides for a cap of 7 1/4% if the 90-day LIBOR exceeds 7 1/4%. If the 90-day LIBOR drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%. No cash outlay was required to obtain the Additional Hedge Agreement as the cost of the cap was offset by the sale of the floor.

   In August 1997, the Company entered into a delayed-start swap interest rate lock hedge agreement (the "FHC Hedge Agreement") to reduce its exposure to increases in interest rates on variable rate debt. In December 1997, the Company amended the FHC Hedge Agreement. On February 17, 1998, the FHC Hedge Agreement began to provide interest rate protection on $100,000 of variable rate debt for ten years, with interest being calculated based on a fixed LIBOR rate of 6.715%. On January 14, 1998, the FHC Hedge Agreement was further amended to provide interest rate protection with interest being calculated based on a fixed LIBOR rate of 6.24% from February 17, 1998 to February 17, 2003. On February 17, 2003, the bank will have a one-time option to either (i) elect to cancel the ten-year agreement; or (ii) do nothing and proceed with the transaction, using a fixed LIBOR rate of 6.715% for the period February 17, 2003 to February 19, 2008. No costs were incurred as a result of these transactions.

   The Company recognizes interest expense under the provisions of the Hedge Agreements and the Additional Hedge Agreement based on the fixed rate. The Company is exposed to credit loss in the event of non-performance by the lenders; however, such non-performance is not anticipated.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, which include interest rate swaps. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

                                               Expected Maturity Date
                                       -----------------------------------------
                                       1999  2000    2001   2002 2003 Thereafter
                                       ---- ------  ------  ---- ---- ----------
Interest Rate Swaps:
  Variable to Fixed................... --   20,000  60,000  --   --    100,000
    Average cap rate.................. --     7.25%   6.81% --   --       6.49%
    Average floor rate................ --     5.84%   5.99% --   --       6.24%
    Weighted average rate............. --     5.71%   5.74% --   --       5.95%
    Fair Market Value................. --      (19)   (204) --   --     (6,295)

9. PENSIONS AND POSTRETIREMENT BENEFITS

  Pensions

     The Company and its subsidiaries have defined benefit pension plans covering most of its employees. Employees in foreign subsidiaries may participate in local pension plans, which are in the aggregate insignificant. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. The following table provides a summary of the components of net periodic pension expense (income) for the plans:

                                                    1996      1997      1998
                                                  --------  --------  --------
     Service cost (current period attribution)..  $  3,513  $  2,521  $  2,685
     Interest cost of projected benefit
      obligation................................    14,499    15,791    14,476
     Actual return on plan assets...............   (39,430)  (31,400)  (40,049)
     Amortization of prior service cost.........        81      (180)     (184)
     Net amortization and deferral..............    21,495    11,157    21,228
                                                       158    (2,111)   (1,844)
     Net periodic pension expense (income) for
      other plans including foreign plans.......      (118)      142      (108)
     Net periodic pension expense (income)......  $     40  $ (1,969) $ (1,952)

   Assumptions used in accounting for the plans were:

                                                               1996  1997  1998
                                                               ----  ----  ----
     Discount rate............................................ 8.5%  7.75% 7.0%
     Expected rate of increase in salaries.................... 4.5%   4.5% 4.5%
     Expected long-term rate of return on plan assets......... 9.0%   9.0% 9.0%

   In Fiscal 1996, the Company recognized one-time charges of $857 from the divestiture of subsidiaries, which resulted in a recognition of prior service costs, and $84 from the early retirement window program at the Company's corporate office. The reduction in liabilities due from the cessation of future salary increases is not immediately recognizable in income, but will be used as an offset against existing unrecognized losses. The Company will have a future savings benefit from a lower net periodic pension cost due to the amortization of a smaller unrecognized loss.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets at June 30, 1997 and 1998, for the plans:

                                                            June 30,  June 30,
                                                              1997      1998
                                                            --------  --------
     Actuarial present value of benefit obligations:
       Vested.............................................  $198,300  $212,837
       Nonvested..........................................     7,461     8,120
       Accumulated benefit obligation.....................   205,761   220,957
       Effect of projected future compensation increases..       683     1,650
       Projected benefit obligation.......................   206,444   222,607
       Plan assets at fair value..........................   237,480   261,097
       Plan assets in excess of projected benefit
        obligations.......................................    31,036    38,490
       Unrecognized net loss..............................    29,592    23,798
       Unrecognized prior service cost....................      (571)     (387)
       Unrecognized net transition assets.................      (315)     (258)
       Prepaid pension cost...............................  $ 59,742  $ 61,643

   Plan assets include Class A Common Stock of the Company valued at a fair market value of $26,287 and $16,167 at June 30, 1997 and 1998, respectively. Substantially all of the plan assets are invested in listed stocks and bonds.

 Postretirement Health Care Benefits

   The Company provides health care benefits for most retired employees. Postretirement health care expense from continuing operations totaled $779, $642, and $804 for 1996, 1997 and 1998, respectively. The Company accrual was approximately $34,965 and $33,062 as of June 30, 1997 and 1998, respectively, for postretirement health care benefits related to discontinued operations. This represents the cumulative discounted value of the long-term obligation and includes interest expense of $3,877, $3,349, and $3,714 for the years ended June 30, 1996, 1997 and 1998, respectively. The components of expense in Fiscal 1996, 1997 and 1998 are as follows:

                                                        1996    1997     1998
                                                       ------- -------  -------
     Service cost of benefits earned.................. $   281 $   140  $   166
     Interest cost on liabilities.....................   4,377   3,940    3,979
     Net amortization and deferral....................     (2)     (89)     373
     Net periodic postretirement benefit.............. $ 4,656 $ 3,991  $ 4,518

   A one-time credit of $3,938, resulting from the divestitures of subsidiaries, was offset by $4,361 from DME's accumulated postretirement benefit obligation for active employees, which was transferred to CMI as part of the sale. The Company recognized the net effect of $423 as an expense in 1996.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The following table sets forth the funded status for the Company's postretirement health care benefit plans at June 30:

                                                                 1997    1998
                                                                 ----    ----
     Accumulated postretirement benefit obligations:
       Retirees................................................ $48,145 $54,654
       Fully eligible active participants......................     390     632
       Other active participants...............................   2,335   2,911
       Accumulated postretirement benefit obligation...........  50,870  58,197
       Unrecognized prior service cost.........................     --     (935)
       Unrecognized net loss...................................   6,173  16,387
       Accrued postretirement benefit liability................ $44,697 $42,745

   In Fiscal 1998, the Company amended a former subsidiary's medical plan to increase the retiree's contribution rate to approximately 20% of the negotiated premium, resulting in a $1,003 decrease to unrecognized prior service costs.

   The accumulated postretirement benefit obligation was determined using a discount rate of 7.0%, and a health care cost trend rate of 6.7% for pre-age-65 and post-age-65 employees, respectively, gradually decreasing to 5.5% in the year 2003 and thereafter.

   Increasing the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation as of June 30, 1998, by approximately $1,666, and increase the net periodic postretirement benefit cost by approximately $129 for Fiscal 1998.

10. INCOME TAXES

   The provision (benefit) for income taxes from continuing operations is summarized as follows:

                                                        1996     1997     1998
                                                        ----     ----     ----
   Current:
     Federal......................................... $(40,640)   5,612  (4,860)
     State...........................................    1,203    1,197     500
     Foreign.........................................   (3,805)     (49)  3,893
                                                       (43,242)   6,760    (467)
   Deferred:
     Federal.........................................   17,060  (15,939) 46,092
     State...........................................   (3,657)   3,444   3,034
                                                        13,403  (12,495) 49,126

   Net tax provision (benefit) $(29,839) $(5,735) $ 48,659

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The income tax provision (benefit) for continuing operations differs from that computed using the statutory Federal income tax rate of 35%, in Fiscal 1996, 1997 and 1998, for the following reasons:

                                                      1996     1997     1998
                                                      ----     ----     ----
        Computed statutory amount.................  $(22,713) $(1,751) $43,188
        State income taxes, net of applicable fed-
         eral tax benefit.........................       782      778    4,362
        Nondeductible acquisition valuation
         items....................................     1,329    1,064    1,204
        Tax on foreign earnings, net of tax cred-
         its......................................     1,711   (1,938)  (1,143)
        Difference between book and tax basis of
         assets acquired and liabilities assumed..     1,040   (1,102)   4,932
      Revision of estimate for tax accruals.......    (3,500)  (5,335)  (3,905)
      Other.......................................    (8,488)   2,549       21
      Net tax provision (benefit).................  $(29,839)  (5,735)  48,659

   The following table is a summary of the significant components of the Company's deferred tax assets and liabilities, and deferred provision or benefit for the following periods:

                            1996        1997                  1998
                          Deferred    Deferred              Deferred
                         (Provision) (Provision) June 30,  (Provision) June 30,
                           Benefit     Benefit     1997      Benefit     1998
                         ----------- ----------- --------  ----------- ---------
Deferred tax assets:
  Accrued expenses......    (1,643)        504      6,440     (3,853)      2,587
  Asset basis differ-
   ences................     1,787      (1,492)       572      7,540       8,112
  Inventory.............       --        2,198      2,198     (2,198)        --
  Employee compensation
   and benefits.........       (26)       (267)     5,141        (55)      5,086
  Environmental re-
   serves...............      (737)     (1,253)     3,259        207       3,466
  Loss and credit
   carryforward.........   (23,229)     (8,796)       --         --          --
  Postretirement bene-
   fits.................    (1,273)        138     19,472     (1,338)     18,134
  Other.................     2,186       2,079      7,598      4,506      12,104
                           (22,935)     (6,889)    44,680      4,809      49,489
Deferred tax liabili-
 ties:
  Asset basis differ-
   ences................    16,602      (3,855)   (26,420)   (54,012)    (80,432)
  Inventory.............     4,684       2,010        --      (1,546)     (1,546)
  Pensions..............     1,516      (1,038)   (19,281)        95     (19,186)
  Other.................   (13,270)     22,267     (7,240)     1,528      (5,712)
                             9,532      19,384    (52,941)   (53,935)   (106,876)
  Net deferred tax lia-
   bility...............  $(13,403)    $12,495   $ (8,261)  $(49,126)  $ (57,387)

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The amounts included in the balance sheet are as follows:

                                                             June 30,  June 30,
                                                               1997      1998
                                                             --------  --------
     Prepaid expenses and other current assets:
       Current deferred..................................... $ 11,307  $   --
       Income taxes payable:
         Current deferred................................... $ (2,735) $34,553
         Other current......................................    8,598   (6,242)
                                                             $  5,863  $28,311
       Noncurrent income tax liabilities:
         Noncurrent deferred................................ $ 22,303  $22,834
         Other noncurrent...................................   19,710   72,342
                                                             $ 42,013  $95,176

   The 1996, 1997 and 1998 net tax benefits include the results of reversing $3,500, $5,335, and $3,905 respectively, of federal income taxes previously provided for due to a change in the estimate of required tax accruals.

   Domestic income taxes, less available credits, are provided on the unremitted income of foreign subsidiaries and affiliated companies, to the extent the Company intends to repatriate such earnings. No domestic income taxes or foreign withholding taxes are provided on the undistributed earnings of foreign subsidiaries and affiliates, which are considered permanently invested, or which would be offset by allowable foreign tax credits. At June 30, 1998, the amount of domestic taxes payable upon distribution of such earnings was not significant.

   In the opinion of management, adequate provision has been made for all income taxes and interest, and any liability that may arise for prior periods will not have a material effect on the financial condition or results of operations of the Company.

11. EQUITY SECURITIES

   On December 19, 1997, the Company completed a secondary offering of public securities. The offering consisted of the issuance of 3,000,000 shares of the Company's Class A Common Stock at $20.00 per share (the "Offering").

   In accordance with the terms of the Special-T Acquisition, the Company issued 1,072,605 restricted shares of the Company's Class A Common Stock in Fiscal 1998. Additionally, the Company established an employee stock plan to issue up to 44,900 additional shares of Class A Common Stock to Special-T employees.

   On March 13, 1998, the Company issued 47,283 restricted shares of the Company's Class A Common Stock resulting from a cashless exercise of 100,000 warrants by Dunstan Ltd.

   On May 11, 1998, the Company commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of Banner, a number of shares of the Company's Class A Common Stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's Common Stock. The Exchange Offer expired on June 9, 1998 and approximately 3,659,364 shares of Banner's Common Stock were validly tendered for exchange and the Company issued approximately 2,212,361 shares Class A Common Stock to the tendering shareholders. As a result of the

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

Exchange Offer, the Company's ownership of Banner Common Stock increased to 83.3%. The Company effected the Exchange Offer to increase its ownership of Banner to more than 80% in order for the Company to include Banner in its United States consolidated corporate income tax return.

   The Company had 20,428,591 shares of Class A common stock and 2,624,716 shares of Class B common stock outstanding at June 30, 1998. Class A common stock is traded on both the New York and Pacific Stock Exchanges. There is no public market for the Class B common stock. Shares of Class A common stock are entitled to one vote per share and cannot be exchanged for shares of Class B common stock. Shares of Class B common stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A common stock on a share-for-share basis. In Fiscal 1998, 141,259 shares of Class A Common Stock were issued as a result of the exercise of stock options and shareholders converted 7,800 shares of Class B common stock into Class A common stock.

   During Fiscal 1998, the Company issued 36,626 deferred compensation units ("DCU's) pursuant to the Company's stock option deferral plan as a result of a cashless exercise of 45,000 stock options. Each DCU is represented by one share of the Company's Treasury Stock and is convertible into a share of the Company's Class A Common Stock after a specified period of time.

12. STOCK OPTIONS AND WARRANTS

 Stock Options

   The Company's 1986 Non-Qualified and Incentive Stock Option Plan (the "1986 Plan"), authorizes the issuance of 4,541,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1986 Plan. At the 1998 Annual Meeting, stockholders will be asked to approve an amendment to increase the number of shares authorized under the 1986 Plan to 5,141,000 shares of Class A Common Stock. The purpose of the 1986 Plan is to encourage continued employment and ownership of Class A Common Stock by officers and key employees of the Company and its subsidiaries, and provide additional incentive to promote the success of the Company. The 1986 Plan authorizes the granting of options at not less than the market value of the common stock at the time of the grant. The option price is payable in cash or, with the approval of the Company's Compensation and Stock Option Committee of the Board of Directors, in shares of common stock, valued at fair market value at the time of exercise. The options normally terminate five years from the date of grant, subject to extension of up to 10 years or for a stipulated period of time after an employee's death or termination of employment. The 1986 plan expires on April 9, 2006; however, all stock options outstanding as of April 9, 2006 shall continue to be exercisable pursuant to their terms.

   The Company's ten year 1996 Non-Employee Directors Stock Option Plan (the "1996 NED Plan") authorizes the issuance of 250,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1996 NED Plan. The 1996 NED Plan authorizes the granting of options at the market value of the common stock on the date of grant. An initial stock option grant for 30,000 shares of Class A Common Stock will be made to each person who becomes a new non-employee Director, on such date, with the options to vest 25% each year from the date of grant. On the date of each annual meeting, each person elected as a non-employee Director at such meeting will be granted an option for 1,000 shares of Class A Common Stock, which will vest immediately. The exercise price is payable in cash or, with the approval of the Stock Option Committee, in shares of Class A or Class B Common Stock, valued at fair market value at the date of exercise. All options issued under the 1996 NED Plan will terminate five years from the date of grant or a stipulated

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

period of time after a Non-Employee Director ceases to be a member of the Board. The 1996 NED Plan is designed to maintain the Company's ability to attract and retain highly qualified and competent persons to serve as outside directors of the Company.

   On November 17, 1994, the Company's stockholders approved the grant of stock options of 190,000 shares to outside Directors of the Company to replace expired stock options. These stock options expire five years from the date of the grant.

   A summary of stock option transactions under the 1986 Plan, the 1996 NED Plan, and prior plans are presented in the following tables:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
                                                             ---------  --------
     Outstanding at July 1, 1995............................ 1,699,781     5.14
       Granted..............................................   540,078     4.33
       Exercised............................................  (286,869)    5.26
       Expired..............................................  (659,850)    6.06
       Forfeited............................................   (19,653)    4.30
     Outstanding at June 30, 1996........................... 1,273,487     4.27
       Granted..............................................   457,350    14.88
       Exercised............................................  (234,935)    4.79
       Expired..............................................    (1,050)    4.59
       Forfeited............................................    (9,412)    3.59
     Outstanding at June 30, 1997........................... 1,485,440     7.46
       Granted..............................................   357,250    24.25
       Exercised............................................  (141,259)    4.70
       Forfeited............................................   (46,650)    7.56
     Outstanding at June 30, 1998........................... 1,654,781   $ 7.46
     Exercisable at June 30, 1996...........................   399,022     4.59
     Exercisable at June 30, 1997...........................   486,855     4.95
     Exercisable at June 30, 1998...........................   667,291   $ 6.58

   A summary of options outstanding at June 30, 1998 is presented as follows:

                            Options Outstanding       Options Exercisable
                       ------------------------------ --------------------
                                   Weighted  Average              Weighted
                                   Average  Remaining             Average
      Range of           Number    Exercise Contract    Number    Exercise
   Exercise Prices     Outstanding  Price     Life    Exercisable  Price
   ---------------     ----------- -------- --------- ----------- --------
  $3.50 --  $8.625        848,791   $ 4.07  1.8 years   516,010    $ 4.05
 $13.625 --  $16.25       472,240   $14.98  3.4 years   151,281    $15.22
$18.5625 --  $25.0625     333,750   $24.02  4.1 years       --        --
 $3.50 --  $25.0625     1,654,781   $ 7.46  3.2 years   667,291    $ 6.58

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The weighted average grant date fair value of options granted during 1996, 1997, and 1998 was $1.95, $6.90, and $11.18, respectively. The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following significant assumptions were made in estimating fair value:

                                               1996         1997        1998
                                           ------------ ------------ -----------
       Risk-free interest rate............ 5.5% -- 6.6% 6.0% -- 6.7% 5.4% - 6.3%
       Expected life in years.............         4.27         4.65        4.66
       Expected volatility................   46% -- 47%   43% -- 45%  44% -- 45%
       Expected dividends.................     none         none        none

   The Company recognized compensation expense of $104 as a result of stock options that were modified in 1998. The Company is applying APB Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the granting of stock options in 1996, 1997 or 1998. If stock options granted in 1996, 1997 and 1998 were accounted for based on their fair value as determined under SFAS 123, pro forma earnings would be as follows:

                                                         1996    1997    1998
                                                       -------- ------ --------
     Net earnings:
       As reported.................................... $189,706 $1,331 $101,090
       Pro forma......................................  189,460    283   99,817
     Basic earnings per share:
       As reported.................................... $  11.71 $ 0.08 $   5.36
       Pro forma......................................    11.69   0.02     5.30
     Diluted earnings per share:
       As reported.................................... $  11.71 $ 0.08 $   5.14
       Pro forma......................................    11.69   0.02     5.07

   The pro forma effects of applying SFAS 123 are not representative of the effects on reported net earnings for future years. The effect of SFAS 123 is not applicable to awards made prior to 1996 and additional awards in future years are expected.

Stock Option Deferral Plan

   On February 9, 1998, the Board adopted a Stock Option Deferral Plan, subject to approval by the shareholders at the 1998 Annual Meeting. Pursuant to the Stock Option Deferral Plan, certain officers (at their election) may defer payment of the "Compensation" they receive in a particular year or years from the exercise of Company stock options. "Compensation" means the excess value of a stock option, determined by the difference between the fair market value of shares issuable upon exercise of a stock option, and the option price payable upon exercise of the stock option. An officer's deferred Compensation shall be in the form of "Deferred Compensation Units," representing the number of shares of Common Stock that the officer shall be entitled to receive upon expiration of the deferral period. (The number of Deferred Compensation Units issueable to an officer is determined by dividing the amount of the deferred Compensation by the fair market value of the Company's stock as of the date of deferral.)

 Stock Warrants

   On April 25, 1997, the Company issued warrants to purchase 100,000 shares of Class A Common Stock, at $12.25 per share, to Dunstan Ltd. as incentive remuneration for the performance of certain investment banking services. The warrants were earned on a pro-rata basis over a six-month period ending October 31, 1997. The warrants became exercisable on November 1, 1997, and on March 13, 1998, the Company issued 47,283 restricted shares of the Company's Class A Common Stock resulting from the cashless exercise of these

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

warrants. The Company recorded expenses of $191 and $300 in 1997 and 1998, respectively, for stock warrants earned based on a grant date fair value of $5.46.

   Effective as of February 21, 1997, the Company approved the continuation of an existing warrant to Stinbes Limited (an affiliate of Jeffrey Steiner) to purchase 375,000 shares of the Company's Class A or Class B Common Stock at $7.67 per share. The warrant was modified to extend the exercise period from March 13, 1997, to March 13, 2002, and to increase the exercise price per share by $.002 for each day subsequent to March 13, 1997, but fixed at $7.80 per share after June 30, 1997. In addition, the warrant was modified to provide that the warrant may not be exercised except within the following window periods: (i) within 365 days after the merger of STFI with AT&T Corporation, MCI Communications, Worldcom Inc., Teleport Communications Group, Inc., or Intermedia Communications Inc.; (ii) within 365 days after a change of control of the Company, as defined in the Company's Credit Agreement; or (iii) within 365 days after a change of control of Banner, as defined in the Banner Credit Agreement. The payment of the warrant price may be made in cash or in shares of the Company's Class A or Class B Common Stock, valued at fair market value at the time of exercise, or combination thereof. In no event may the warrant be exercised after March 13, 2002. As a result of the STFI Disposition, these warrants became exercisable through March 9, 1999. Accordingly, the Company recognized a charge of $5,606 in 1998.

   On November 9, 1995, the Company issued warrants to purchase 500,000 shares of Class A Common Stock, at $9.00 per share, to Peregrine Direct Investments Limited ("Peregrine"), in exchange for a standby commitment it received on November 8, 1995, from Peregrine. The Company elected not to exercise its rights under the Peregrine commitment. The warrants are immediately exercisable and will expire on November 8, 2000.

   On February 21, 1996, the Company issued warrants to purchase 25,000 shares of Class A Common Stock, at $9.00 per share, to a non-employee for services provided in connection with the Company's various dealings with Peregrine. The warrants issued are immediately exercisable and will expire on November 8, 2000.

   The Company recorded nonrecurring expenses of $1,148 for the grant date fair value of the stock warrants issued in 1996. The warrants issued in 1996 were outstanding at June 30, 1998.

13. EARNINGS PER SHARE

   Effective December 28, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement replaces the previously reported primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Unlike primary earnings
(loss) per share, basic earnings (loss) per share excludes any diluted effects of options. Diluted earnings (loss) per share is very similar to the previously reported fully diluted earnings (loss) per share. All earnings (loss) per share have been restated to conform to the requirements of SFAS 128.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   The following table illustrates the computation of basic and diluted earnings (loss) per share:

                                                      1996       1997    1998
                                                  ------------  ------- -------
Basic earnings per share:
Earnings (loss) from continuing operations......      $(32,186) $ 1,816 $52,399
Weighted average common shares outstanding......        16,206   16,539  18,834
Basic earnings per share:
Basic earnings (loss) from continuing operations
per share.......................................      $  (1.98) $  0.11 $  2.78
Diluted earnings per share:
Earnings (loss) from continuing operations......      $(32,186) $ 1,816 $52,399
Weighted average common shares outstanding......        16,206   16,539  18,834
Diluted effect of options.......................  Antidilutive      449     546
Diluted effect of warrants......................  Antidilutive      333     289
Total shares outstanding........................        16,206   17,321  19,669
Diluted earnings (loss) from continuing opera-
tions per share.................................      $  (1.98) $  0.11 $  2.66

   The computation of diluted earnings (loss) from continuing operations per share for 1996 excluded the effect of incremental common shares attributable to the potential exercise of common stock options outstanding and warrants outstanding, because their effect was antidilutive. No adjustments were made to earnings per share calculations for discontinued operations and extraordinary items.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   The carrying amount reported in the balance sheet approximates the fair value for cash and cash equivalents, short-term borrowings, current maturities of long-term debt, and all other variable rate debt (including borrowings under the Credit Agreements).

   Fair values for equity securities, and long-term public debt issued by the Company are based on quoted market prices, where available. For equity securities not actively traded, fair values are estimated by using quoted market prices of comparable instruments or, if there are no relevant comparable instruments, on pricing models or formulas using current assumptions. The fair value of limited partnerships, other investments, and notes receivable are estimated by discounting expected future cash flows using a current market rate applicable to the yield, considering the credit quality and maturity of the investment.

   The fair value for the Company's other fixed rate long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   Fair values for the Company's other off-balance-sheet instruments (letters of credit, commitments to extend credit, and lease guarantees) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing. The fair value of the Company's other off-balance-sheet instruments at June 30, 1998 was not material.

   The carrying amounts and fair values of the Company's financial instruments at June 30, 1997 and 1998 are as follows:

                            June 30, 1997   June 30, 1998
                           --------------- ---------------
                            Carrying Fair   Carrying Fair
                           Amount   Value  Amount   Value
                           ------- ------- ------- -------
Cash and cash
 equivalents.............. $19,420 $19,420 $49,601 $49,601
Investment securities:
  Short-term equity secu-
   rities.................  16,094  16,122   3,907   3,907
  Short-term other invest-
   ments..................   9,553   9,592      55     193
  Long-term equity securi-
   ties...................     --      --  234,307 234,307
  Long-term other invest-
   ments..................   4,120   4,617   1,128   1,128
Notes receivable:
  Long-term...............  13,000   1,300     850     850
  Short-term debt.........  15,529  15,529  17,811  17,811
Long-term debt:
  Bank credit agreement... 177,250 177,250 290,800 290,800
  Senior notes and subor-
   dinated debentures..... 261,233 270,995     --      --
  Industrial revenue
   bonds..................   1,500   1,500   1,500   1,500
  Capitalized leases......   1,897   1,897     923     923
  Other...................   6,835   6,835   5,033   5,033

15. RESTRUCTURING CHARGES

   In Fiscal 1996, the Company recorded restructuring charges in the Aerospace Fasteners segment in the categories shown below. All costs classified as restructuring were the direct result of formal plans to close plants, to terminate employees, or to exit product lines. Substantially all of these plans have been executed. Other than a reduction in the Company's existing cost structure and manufacturing capacity, none of the restructuring charges resulted in future increases in earnings or represented an accrual of future costs. The costs included in restructuring were predominately nonrecurring in nature and consisted of the following significant components:

     Write down of inventory to net realizable value related to discontinued product lines (a).................................... $  156
     Write down of fixed assets related to discontinued product lines...    270
     Severance benefits for terminated employees (substantially all paid within twelve months)....................................  1,368
     Plant closings facility costs (b)..................................    389
     Contract termination claims........................................    136
                                                                         $2,319

--------
(a) Write down was required because product line was discontinued.
(b) Includes lease settlements, write-off of leasehold improvements, maintenance, restoration and clean up costs.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

16. EXTRAORDINARY ITEMS

   In Fiscal 1998 the Company recognized an extraordinary loss of $6,730, net of tax, to write-off the remaining deferred loan fees and original issue discounts associated with early extinguishment of the Company's indebtedness pursuant to the Public Debt Repayment and refinancing of the FHC and RHI Credit Agreement facilities (See Note 8).

   During Fiscal 1996, the Company used the Merger transaction and cash available to retire fully all of the FII's 12 1/4% senior notes ("Senior Notes"), FII's 9 3/4% subordinated debentures due 1998, and bank loans under a credit agreement of a former subsidiary of the Company, VSI Corporation. The redemption of the Senior Notes at a premium, consent fees paid to holders of the Senior Notes, the write off of the original issue discount on FII 9 3/4% subordinated debentures and the write off of the remaining deferred loan fees associated with the issuance of the debt retired, resulted in an extraordinary loss of $10,436, net of a tax benefit, in 1996.

17. RELATED PARTY TRANSACTIONS

   The Company and its subsidiaries are all parties to a tax sharing agreement whereby the Company files a consolidated federal income tax return. Each subsidiary makes payments to the Company based on the amount of federal income taxes, if any, the subsidiary would have paid if it had filed a separate tax return.

   The Company and Banner paid for a chartered aircraft used from time to time for business related travel. The owner of the chartered aircraft is a company 51% owned by an immediate family member of Mr. Jeffrey Steiner. Cost for such flights charged to the Company and Banner are comparable to those charged in arm's length transactions between unaffiliated third parties.

   The Company and Banner prepaid hours for a chartered helicopter used from time to time for business related travel. The owner of the chartered helicopter is a company controlled by Mr. Jeffrey Steiner. Cost for such flights charged to the Company and Banner are comparable to those charged in arm's length transactions between unaffiliated third parties.

   Prior to the consolidation of Banner on February 25, 1996, the Aerospace Fasteners segment had sales to Banner of $3,663 in 1996.

18. LEASES

   The Company holds certain of its facilities and equipment under long-term leases. The minimum rental commitments under non-cancelable operating leases with lease-terms in excess of one year, for each of the five years following June 30, 1998, are as follows: $3,174 for 1999, $4,145 for 2000, $3,400 for
2001, $2,217 for 2002 and $1,526 for 2003. Rental expense on operating leases from continuing operations for Fiscal 1996, 1997 and 1998 was $6,197, $4,928, and $8,610, respectively. Minimum commitments under capital leases for each of the five years following June 30, 1998, are $322 for 1999, $275 for 2000, $238 for 2001, $164 for 2002, and $143 for 2003, respectively. At June 30, 1998, the present value of capital lease obligations was $923. At June 30, 1998, capital assets leased, included in property, plant, and equipment consisted of:

       Buildings and improvements......................................    $ 70
       Machinery and equipment.........................................   5,272
       Furniture and fixtures..........................................     197
       Less: Accumulated depreciation..................................  (2,898)
                                                                        $ 2,641

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


19. CONTINGENCIES

 Government Claims

   The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc. ("FII"), a former subsidiary of the Company, did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made, however, an estimate of the possible loss or range of loss from the ACO's assertion cannot be made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

Environmental Matters

   The Company's operations are subject to stringent Government imposed environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

   In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

   As of June 30, 1998, the consolidated total recorded liabilities of the Company for environmental matters approximated $8,659, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $14,995.

 Other Matters

   The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those aforementioned, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


20. BUSINESS SEGMENT INFORMATION

   The Company reports in two principal business segments. The Aerospace Fasteners segment includes the manufacture of high performance specialty fasteners and fastening systems. The Aerospace Distribution segment distributes a wide range of aircraft parts and related support services to the aerospace industry. The results of Fairchild Technologies, which is primarily engaged in the designing and manufacturing of capital equipment and systems for recordable compact disc and advance semiconductor manufacturing, were previously reported under Corporate and Other, along with the results of two smaller operations. Fairchild Technologies is now recorded in discontinued operations.

   The Company's financial data by business segment is as follows:

                                                 1996       1997        1998
                                               --------  ----------  ----------
Sales:
  Aerospace Fasteners......................... $218,059  $  269,026  $  387,236
  Aerospace Distribution (a)..................  129,973     411,765     358,431
  Corporate and Other.........................    7,046      15,185       5,760
  Eliminations (b)............................   (5,842)    (15,213)    (10,251)
    Total Sales............................... $349,236  $  680,763  $  741,176
Operating Income (Loss):
  Aerospace Fasteners (c)..................... $    135  $   17,390  $   32,722
  Aerospace Distribution (a)..................    5,625      30,891      20,330
  Corporate and Other.........................  (17,046)    (14,782)     (7,609)
    Total Operating Income (Loss)............. $ 11,286) $   33,499  $   45,443
Capital Expenditures:
  Aerospace Fasteners.........................    3,841       8,964      31,221
  Aerospace Distribution......................    1,556       4,787       3,812
  Corporate and Other.........................      283       1,263         996
    Total Capital Expenditures................ $  5,680  $   15,014  $   36,029
Depreciation and Amortization:
  Aerospace Fasteners......................... $ 14,916  $   16,112  $   16,260
  Aerospace Distribution......................    1,341       5,138       3,412
  Corporate and Other.........................    4,788       3,057         364
    Total Depreciation and Amortization....... $ 21,045  $   24,307  $   20,036
Identifiable Assets at June 30:
  Aerospace Fasteners......................... $252,200  $  346,533  $  427,927
  Aerospace Distribution......................  329,477     428,436     452,397
  Corporate and Other.........................  411,721     277,697     276,935
    Total Identifiable Assets................. $993,398  $1,052,666  $1,157,259

--------
(a) Effective February 25, 1996, the Company became the majority shareholder of Banner Aerospace, Inc. and, accordingly, began consolidating their results.
(b) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
(c) Includes restructuring charges of $2.3 million in Fiscal 1996.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

21. FOREIGN OPERATIONS AND EXPORT SALES

   The Company's operations are located primarily in the United States and Europe. Inter-area sales are not significant to the total sales of any geographic area. The Company's financial data by geographic area is as follows:

                                                  1996       1997       1998
                                                --------  ---------- ----------
     Sales by Geographic Area:
       United States..........................  $292,136  $  580,453 $  613,325
       Europe.................................    56,723     100,310    127,851
       Other..................................       377         --         --
         Total Sales..........................  $349,236  $  680,763 $  741,176
     Operating Income (Loss) by Geographic Ar-
      ea:
       United States..........................  $(12,175) $   27,489 $   28,575
       Europe.................................     1,037       6,010     16,868
       Other..................................      (148)        --         --
         Total Operating Income (Loss)........  $(11,286) $   33,499 $   45,443
     Identifiable Assets by Geographic Area at
      June 30:
       United States..........................  $929,649  $  855,233 $  903,054
       Europe.................................    63,749     197,433    254,205
         Total Identifiable Assets............  $993,398  $1,052,666 $1,157,259

   Export sales are defined as sales to customers in foreign countries by the Company's domestic operations. Export sales amounted to the following:

                                                  1996       1997       1998
                                                --------  ---------- ----------
     Export Sales
       Europe.................................  $ 27,330  $   48,187 $   68,515
       Asia (excluding Japan).................     6,766      21,221     19,744
       Canada.................................     8,878      17,797     16,426
       Japan..................................    11,958      19,819     12,056
       South America..........................     2,118       4,414     11,038
       Other..................................     6,447      11,493     10,340
         Total Export Sales...................  $ 63,497  $  122,931 $  138,119

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


22. QUARTERLY FINANCIAL DATA (UNAUDITED)

   The following table of quarterly financial data has been prepared from the financial records of the Company without audit, and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented:

Fiscal 1997 quarters ended  September 29  December 29     March 30     June 30
--------------------------  ------------  -----------     --------     --------
Net sales.................    $138,244     $152,461       $179,436     $210,622
Gross profit..............      37,092       36,785         47,552       59,915
Earnings (loss) from
 continuing operations....      (3,797)      (1,960)          (117)       7,690
  per basic share.........       (0.22)       (0.12)         (0.01)        0.47
  per diluted share.......       (0.22)       (0.15)         (0.01)        0.44
Earnings (loss) from
 discontinued operations,
 net......................        (821)      (1,017)           157        1,196
  per basic share.........       (0.05)       (0.06)          0.01         0.07
  per diluted share.......       (0.05)       (0.06)          0.01         0.07
Net earnings (loss).......      (4,618)      (2,977)            40        8,886
  per basic share.........       (0.27)       (0.18)           --          0.54
  per diluted share.......       (0.27)       (0.18)           --          0.51
Market price range of
 Class A Stock:...........
  High....................          17          17 3/8         15 3/8        18
  Low.....................          12 1/4      14 3/8         12 7/8        11 5/8
  Close...................          16          14 5/8         13 3/8        18
Fiscal 1998 quarters ended  September 28  December 28     March 29     June 30
--------------------------  ------------  -----------     --------     --------
Net sales.................    $194,362     $208,616       $164,164     $174,034
Gross profit..............      46,329       56,822         37,790       45,565
Earnings (loss) from
 continuing operations....       1,229       (4,605)        50,418        5,357
  per basic share.........        0.07        (0.27)          2.52         0.25
  per diluted share.......        0.07        (0.27)          2.41         0.24
Loss from discontinued
 operations, net..........        (737)      (1,945)        (1,578)         (36)
  Per basic share.........       (0.04)       (0.11)         (0.08)        0.24
  Per diluted share.......       (0.04)       (0.11)         (0.08)        0.44
Gain (loss) from disposal
 of discontinued
 operations, net..........         --        29,974         46,548      (16,805)
  Per basic share.........         --          1.75           2.32        (0.78)
  Per diluted share.......         --          1.75           2.23        (0.76)
Extraordinary items, net..         --        (3,024)        (3,701)          (5)
  Per basic share.........         --         (0.18)         (0.18)         --
  Per diluted share.......         --         (0.18)         (0.18)         --
Net earnings (loss).......         492       20,400         91,687      (11,489)
  Per basic share.........        0.03         1.19           4.58        (0.53)
  per diluted share.......        0.03         1.19           4.38         (.52)
Market price range of
 Class A Stock:
  High....................         28 3/8       28 11/16        25           23
  Low.....................          17          19 5/16        19 7/16      18 3/16
  Close...................         26 7/8       21 1/2         21 1/4       20 3/16

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)


   Included in earnings (loss) from continuing operations are (i) a $2,528 nonrecurring gain from the sale of SBC in the fourth quarter of Fiscal 1997, and (ii) a $123,991 nonrecurring gain from the Banner Hardware Group Disposition. Gain (loss) on disposal of discontinued operations includes (i) gains (losses) of $29,974, $68,900, and $(2,914) in the second, third and fourth quarter of Fiscal 1998, respectively, resulting from the gain on the STFI disposition, and (ii) losses of $22,352 and $13,891 in the third and fourth quarter of Fiscal 1998, respectively, resulting from the estimated loss on dispoal of certain assets of Technologies. Earnings from discontinued operations, net, includes the results of Technologies and STFI (until disposition) in each quarter. Extraordinary items relate to the early extinguishment of debt by the Company.

ITEM 9. DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

   None.

                                   PART III

ITEM 5. OTHER INFORMATION

   Articles have appeared in the French press reporting an inquiry by a French magistrate into certain allegedly improper business transactions involving Elf Acquitaine, a French petroleum company, its former chairman and various third parties, including Maurice Bidermann. In connection with this inquiry, the magistrate has made inquiry into allegedly improper transactions between Mr. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted written statements concerning the transactions and appeared in person before the magistrate and others. Mr. Steiner, who has been put under examination (mis en examen), by the magistrate, with respect to this matter, has not been charged.

   Mr. Steiner has been cited by a French prosecutor to appear on November 7, 1998, before the Tribunal de Grande Instance de Paris, to answer a charge of knowingly benefiting in 1990, from a misuse by Mr. Bidermann of corporate assets of Societe Generale Mobiliere et Immobiliere, a French corporation in which Mr. Bidermann is believed to have been the sole shareholder.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The information required by this Item is incorporated herein by reference from the 1998 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

   The information required by this Item is incorporated herein by reference from the 1998 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The information required by this Item is incorporated herein by reference from the 1998 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The information required by this Item is incorporated herein by reference from the 1998 Proxy Statement.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

   The following documents are filed as part of this Report:

     (a)(1) Financial Statements.

   All financial statements of the registrant as set forth under Item 8 of this report on Form 10-K (see index on Page 15).

     (a)(2) Financial Statement Schedules and Report of Independent Public Accountants.

     Schedule
      Number                     Description                      Page
     --------                    -----------                      ----
     I        Condensed Financial Information of Parent Company    70
     II       Valuation and Qualifying Accounts                    74

   All other schedules are omitted because they are not required.

                    Report of Independent Public Accountants

To The Fairchild Corporation:

   We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of The Fairchild Corporation and subsidiaries included in this Form 10-K and have issued our report thereon dated September 22, 1998. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index on the preceding page are the responsibility of the Company's management and are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Washington, D.C.
September 22, 1998

SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                           THE FAIRCHILD CORPORATION

              CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
                       BALANCE SHEETS (NOT CONSOLIDATED)
                                 (In thousands)

                                                            June 30, June 30,
                                                              1997     1998
                                                            -------- --------
                           ASSETS
Current assets:
  Cash and cash equivalents................................ $    234 $    --
  Accounts receivable......................................      384      400
  Prepaid expenses and other current assets................      250   (1,230)
    Total current assets...................................      868     (830)
Property, plant and equipment, less accumulated
 depreciation..............................................      486      677
Investments in subsidiaries................................  390,355  627,634
Investments and advances, affiliated companies.............    1,435      963
Goodwill...................................................    4,133   14,333
Noncurrent tax assets......................................   29,624   45,439
Other assets...............................................    2,403   21,031
    Total assets........................................... $429,304 $709,247
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..................... $    --  $  2,250
  Accounts payable and accrued expenses....................    8,315   10,218
    Total current liabilities..............................    8,315   12,468
Long-term debt.............................................  190,567  222,750
Other long-term liabilities................................      797      470
Total liabilities..........................................  199,679  235,688
Stockholders' equity:
Class A common stock.......................................    2,023    2,467
Class B common stock.......................................      263      263
Retained earnings and other equity.........................  227,339  470,829
Total stockholders' equity.................................  229,625  473,559
Total liabilities and stockholders' equity................. $429,304 $709,247


    The accompanying notes are an integral part of these condensed financial statements.

                                                                      Schedule I

                         THE FAIRCHILD CORPORATION AND

                           CONSOLIDATED SUBSIDIARIES

                 CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

                    STATEMENT OF EARNINGS (NOT CONSOLIDATED)
                                 (In thousands)

                                              For the Years Ended June 30,
                                              -------------------------------
                                                1996       1997       1998
                                              ---------  ---------  ---------
Costs and Expenses:
  Selling, general & administrative..........     5,148      3,925      3,516
  Amortization of goodwill...................       130        130        147
                                                  5,278      4,055      3,663
Operating loss...............................    (5,278)    (4,055)    (3,663)
Net interest expense.........................    28,387     25,252     24,048
Investment income, net.......................         1         16        208
Equity in earnings of affiliates.............       269        480       (613)
Nonrecurring expense.........................    (1,064)       --         --
Loss from continuing operations before tax-
 es..........................................   (34,459)   (28,811)   (28,116)
Income tax provision (benefit)...............   (12,509)   (15,076)   (10,580)
Loss before equity in earnings of subsidiar-
 ies.........................................   (21,950)   (13,735)   (17,536)
Equity in earnings of subsidiaries...........   211,656     15,066    118,626
Net earnings (loss)..........................   189,706      1,331    101,090


    The accompanying notes are an integral part of these condensed financial statements.

                                                                      Schedule I

                           THE FAIRCHILD CORPORATION

              CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

                   STATEMENT OF CASH FLOWS (NOT CONSOLIDATED)
                                 (In thousands)

                                               For the Years Ended June 30,
                                               -------------------------------
                                                 1996       1997       1995
                                               --------- ----------  ---------
Cash provided by (used for) operations........ $ 36,916   $ (14,271)  $(80,099)
Investing activities:
  Equity investments in affiliates............      (21)      2,092       (141)
                                                    (21)      2,092       (141)
Financing activities:
  Proceeds from issuance of debt..............      --        9,400    225,000
  Debt repayments.............................  (42,265)        --    (198,867)
  Issuance of common stock....................    1,509       1,126     53,848
  Net decrease in cash........................  (40,756)     10,526     79,981
                                                $(3,861) $   (1,653) $    (259)


    The accompanying notes are an integral part of these condensed financial statements.

                                                                      Schedule I

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

                NOTES TO FINANCIAL STATEMENTS (NOT CONSOLIDATED)
                                 (In thousands)

1. BASIS OF PRESENTATION

   In accordance with the requirements of Regulation S-X of the Securities and Exchange Commission, the financial statements of the Company are condensed and omit many disclosures presented in the consolidated financial statements and the notes thereto.

2. LONG-TERM DEBT

                                                             June 30,  June 30,
                                                             --------  --------
                                                               1997      1998
                                                             --------  --------
  Bank Credit Agreement..................................... $    --   $225,000
  12% Inter. Debentures Due 2001............................  128,000       --
  13 /1/8/% Sub. Debentures Due 2006........................   35,856       --
  13% Jr. Sub. Debenture Due 2007...........................   30,063       --
  Less: Original issue discounts............................   (3,352)      --
                                                             $190,567  $225,000

   Maturities of long-term debt for the next five years are as follows: $2,250 in 1999, $2,250 in 2000, $2,250 in 2001, $3,375 in 2002, and $107,438 in 2003.

3. DIVIDENDS FROM SUBSIDIARIES

   Cash dividends paid to The Fairchild Corporation by its consolidated subsidiaries were $5,000, $10,000, and $42,100 in 1998, 1997, and 1996, respectively. The Fairchild Corporation also received dividends of Banner stock with a fair market value of $187,424 from its subsidiaries in 1998.

4. CONTINGENCIES

   The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

   Changes in the allowance for doubtful accounts are as follows:

                                                For the Years Ended June 30,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
     Beginning balance......................... $   2,738  $   5,449  $   6,905
     Charges to cost and expenses..............     1,766      1,978      2,240
     Charges to other accounts (a).............     2,405        445     (2,642)
     Amounts written off.......................    (1,460)      (967)      (848)
     Ending Balance............................ $   5,449  $   6,905  $   5,655

--------
(a) Recoveries of amounts written off in prior periods, foreign currency translation and the change in related noncurrent taxes. Fiscal 1998 includes a reduction of $2,801 relating to the assets disposed as a result of the Banner Hardware Group Disposition.

   (a)(3) Exhibits.

 3.1 Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit "C" of Registrant's Proxy Statement dated October
      27, 1989).
 3.2  Registrant's Amended and Restated By-Laws, as amended as of November 21,
      1996 (incorporated by reference to the Registrant's Quarterly Report on From 10-Q for the quarter ended December 29, 1996) (the "December 1996
      10-Q").
 4.1 Specimen of Class A Common Stock certificate (incorporated by reference to Registration Statement No. 33-15359 on Form S-2).
 4.2 Specimen of Class B Common Stock certificate (incorporated by reference from Registrant's Annual Report on Form 10-K for the fiscal year ended
      June 30, 1989) (the "1989 10-K").

(Stock Option Plans)

 10.  Material Contracts
 10.1 1988 U.K. Stock Option Plan of Banner Industries, Inc. (incorporated by reference from Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988) (the "1988 10-K").
 10.2 Description of grants of stock options to non-employee directors of Registrant (incorporated by reference to the 1988 10-K).
 10.3 1986 Non-Qualified and Incentive Stock Option Plan (incorporated by reference to Registrant's Proxy Statement dated November 15, 1990).
 10.4 1986 Non-Qualified and Incentive Stock Option Plan (incorporated by reference to Registrant's Proxy Statement dated November 21, 1997).
 10.5 1996 Non-Employee Directors Stock Option Plan (incorporated by reference to Registrant's Proxy Statement dated November 21, 1997).
 10.6 Stock Option Deferral Plan dated February 9, 1998 (incorporated by reference to Registrant's Quarterly Report on From 10-Q for the quarter ended March 29, 1998) (the "March 1998 10-Q").
 (Employee Agreements)
 10.7 Amended and Restated Employment Agreement between Registrant and Jeffrey
      J. Steiner dated September 10, 1992 (incorporated by reference from
      Registrant's Annual Report on Form 10-K for the fiscal year ended June
      30, 1993) (the "1993 10-K").
 10.8 Letter Agreement dated September 9, 1996, between Registrant and Colin M.
      Cohen (incorporated by reference from Registrant's Annual Report on Form
      10-K for the fiscal year ended June 30, 1997) (the "1997 10-K")
 10.9 Employment Agreement between RHI Holdings, Inc., and Jacques Moskovic, dated as of December 29, 1994. (incorporated by reference to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended June
      30, 1996) (the "1996 10-K/A").

  10.10 Employment Agreement between Fairchild France, Inc., and Jacques
        Moskovic, dated as of December 29, 1994. (incorporated by reference to the 1996 10-K/A).
  10.11 Employment Agreement between Fairchild France, Inc., Fairchild CDI,
        S.A., and Jacques Moskovic, dated as of April 18, 1997 (incorporated by reference to the Registrant's Annual Report on From 10-K for the fiscal year ended June 30, 1995) (the "1995 10-K").
  10.12 Employment Agreement between Robert Edwards and Fairchild Holding
        Corp., dated March 2, 1998 (incorporated by reference to the March 1998
        10-Q).
  10.13 Letter Agreement dated February 27, 1998, between Registrant and John
        L. Flynn (incorporated by reference to the March 1998 10-Q).
  10.14 Letter Agreement dated February 27, 1998, between Registrant and Donald
        E. Miller (incorporated by reference to the March 1998 10-Q).
 *10.15 Promissory Note in the amount of $100,000, issued by Robert Sharpe to the Registrant, dated July 1, 1998 (filed herewith).
 *10.16 Promissory Note in the amount of $200,000 issued by Robert Sharpe to the Registrant, dated July 1, 1998 (filed herewith).
 (Credit Agreements)

  10.15 Credit Agreement dated as of March 13, 1996, among Fairchild Holding
        Corporation ("FHC"), Citicorp USA, Inc. and certain financial institutions (incorporated by reference from Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996) (the "1996 10-K")
  10.16 Restated and Amended Credit Agreement dated as of July 26, 1996, (the
        "FHC Credit Agreement"), among FHC, Citicorp USA, Inc. and certain financial institutions (incorporated by reference to the 1996 10-K).
  10.17 Amendment No. 1, dated as of January 21, 1997, to the FHC Credit
        Agreement dated as of March 13, 1996 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March
        30, 1997) (the "March 1997 10-Q").
  10.18 Amendment No. 2 and Consent, dated as of February 21, 1997, to the FHC
        Credit Agreement dated as of March 13, 1996 (incorporated by reference to the 1996 10-K).
  10.19 Amendment No. 3, dated as of June 30, 1997, to the FHC Credit Agreement dated as of March 13, 1996 (incorporated by reference to the 1997 10-
        K).
  10.20 Second Amended And Restated Credit Agreement dated as of July 18, 1997, to the FHC Credit Agreement dated as of March 13, 1996 (incorporated by reference to the 1997 10-K).
  10.21 Restated and Amended Credit Agreement dated as of May 27, 1996, (the
        "RHI Credit Agreement"), among RHI, Citicorp USA, Inc. and certain financial institutions. (incorporated by reference to the 1996 10-K).
  10.22 Amendment No. 1 dated as of July 29, 1996, to the RHI Credit Agreement
        (incorporated by reference to the 1996 10-K).
  10.23 Amendment No. 2 dated as of April 7, 1997, to the RHI Credit Agreement
        (incorporated by reference to the 1997 10-K).
  10.24 Amendment No. 3 dated as of September 26, 1997, to the RHI Credit
        Agreement (incorporated by reference to the Registrant's Quarterly
        Report on Form 10-Q for the quarter ended September 28, 1997) (the
        "September 1997 10-Q")
  10.25 Third Amended and Restated Credit Agreement, dated as of December 19,
        1997, among RHI, FHC, the Registrant, Citicorp USA, Inc. and certain financial institutions (incorporated by reference to the Registrant's
        Quarterly Report on Form 10-Q for the quarter ended December 28, 1997)
        (the "December 1997 10-Q").
  10.26 Interest Rate Hedge Agreement between Registrant and Citibank, N.A.
        dated as of August 19, 1997 (incorporated by reference to the September
        1997 10-Q).
  10.27 Amendment dated as of December 23, 1997, to the Interest Rate Hedge
        Agreement between Registrant and Registrant and Citibank, N.A. dated as of August 19, 1997 (incorporated by reference to the December 1997 10-
        Q)."

  10.28 Amendment dated as of January 14, 1997, to the Interest Rate Hedge
        Agreement between Registrant and Citibank, N.A. dated as of August 19,
        1997 (incorporated by reference to the March 1998 10-Q).
 (Stinbes Warrants)
  10.29 Form Warrant Agreement (including form of Warrant) issued by the
        Company to Drexel Burnham Lambert on March 13, 1986, subsequently purchased by Jeffrey Steiner and subsequently assigned to the Stinbes
        Limited (an affiliate of Jeffrey Steiner), for the purchase of Class A or Class B Common Stock (incorporated herein by reference to Exhibit
        4(c) of the Company's Registration Statement No. 33-3521 on Form S-2).
  10.30 Form Warrant Agreement issued to Stinbes Limited dated as of September
        26, 1997, effective retroactively as of February 21, 1997 (incorporated by reference to the September 1997 10-Q).
  10.31 Extension of Warrant Agreement between Registrant and Stinbes Limited for 375,000 shares of Class A or Class B Common Stock dated as of September 26, 1997, effective retroactively as of February 21, 1997
        (incorporated by reference to the September 1997 10-Q).
  10.32 Amendment of Warrant Agreement dated February 9, 1998, between the
        Registrant and Stinbes Limited (incorporated by reference to the March
        1998 10-Q).
 (Other Material Contracts)
  10.33 Voting Agreement dated as of July 16, 1997, between RHI Holdings, Inc., and Tel-Save Holdings, Inc., (incorporated by reference to the Registrant's Schedule 13D/A, Amendment No. 3, filed July 22, 1997, regarding Registrant's stock ownership in Shared Technologies Fairchild
        Inc.).
  10.34 Stock Option Agreement dated November 20, 1997 between RHI Holdings,
        Inc. and Intermedia Communications Inc. (Incorporated by reference to
        Schedule 13D/A (Amendment No. 4) dated as of November 25, 1997 filed by the Company on December 1, 1997).
  10.35 Stock Purchase Agreement dated November 25, 1997 between RHI Holdings,
        Inc. and Intermedia Communications Inc. (Incorporated by reference to
        Schedule 13D/A (Amendment No. 4) dated as of November 25, 1997 filed by the Company on December 1, 1997).
  10.36 Asset Purchase Agreement dated as of December 8, 1997, among Banner
        Aerospace, Inc. and seven of its subsidiaries (Adams Industries, Inc., Aerospace Bearing Support, Inc., Aircraft Bearing Corporation, Banner
        Distribution, Inc., Burbank Aircraft Supply, Inc., Harco, Inc. and
        PacAero), AlliedSignal Inc. and AS BAR LLC (incorporated by reference to Banner Aerospace, Inc.'s Report on Form 8-K dated January 28, 1998).
  10.37 Asset Purchase Agreement dated as of December 8, 1997, among Banner
        Aerospace, Inc. and two of its subsidiaries (PB Herndon Aerospace, Inc.
        and Banner Aerospace Services, Inc.), AlliedSignal Inc. and AS BAR PBH
        LLC (incorporated by reference to Banner Aerospace, Inc.'s Report on
        Form 8-K dated January 28, 1998).
  10.38 Agreement and plan of Merger dated January 28, 1998, as amended on February 20, 1998, and March 2, 1998, between the Company and the shareholders' of Special-T Fasteners (Incorporated by reference to Form
        8-K dated as of March 2, 1998 filed by the Company on March 12, 1998).
 *10.41 Registration Rights Agreement between Registrant and Banner Aerospace,
        Inc., dated as of July 7, 1998 (filed herewith).
  10.39 Purchase Agreement by and between BTR Dunlop Holdings, Inc., RHI
        Holdings, Inc., and Registrant, dated as of December 2, 1993
        (incorporated by reference to Registrant's current report on Form 8-K dated December 23, 1993).
  10.40 Agreement and Plan of Merger dated as of November 9, 1995 by andamong
        The Fairchild Corporation, RHI, FII and Shared Technologies, Inc. ("STI
        Merger Agreement") (incorporated by reference from the Registrant's
        Form 8-K dated as of November 9, 1995).
  10.41 Amendment No. 1 to STI Merger Agreement dated as of February2, 1996
        (incorporated by reference from the Registrant's Form 8-K dated as of March 13, 1996).
  10.42 Amendment No. 2 to STI Merger Agreement dated as of February23, 1996
        (incorporated by reference from the Registrant's Form 8-K dated as of March 13, 1996).

  10.43 Amendment No. 3 to STI Merger Agreement dated as of March 1,1996
        (incorporated by reference from the Registrant's Form 8-K dated as of
        March 13, 1996).
  10.44 Asset Purchase Agreement dated as of January 23, 1996, between The
        Fairchild Corporation, RHI and Cincinnati Milacron, Inc. (incorporated by reference from the Registrant's Form 8-K dated as of January 26,
        1996).
  10.45 Stock Exchange Agreement between The Fairchild Corporation and Banner
        Aerospace, Inc. pursuant to which the Registrant exchanged Harco, Inc.
        for shares of Banner Aerospace,Inc. (incorporated by reference to the
        Banner Aerospace, Inc. Definitive Proxy Statement dated and filed with the SEC on February 23, 1996 with respect to the Special Meeting of
        Shareholders of Banner Aerospace, Inc. held on March 12, 1996).
  10.46 Allocation Agreement dated April 13, 1992 by and among The Fairchild
        Corporation, RHI, Rex-PT Holdings, Rexnord Corporation, Rexnord Puerto
        Rico, Inc. and Rexnord Canada Limited (incorporate by reference to 1992
        10-K).
  11    Computation of earnings per share (found at Note 1 in Item 8 to
        Registrant's Consolidated Financial Statements for the fiscal year ended June 30, 1997).
 *22    List of subsidiaries of Registrant (incorporated by reference to the
        1997 10-K).
 *23.1  Consent of Arthur Andersen LLP, independent public accountants.
 *23.2  Consent of Price Waterhouse Coopers, independent public accountants.
 *27    Financial Data Schedules.
  99.1  Financial statements, related notes thereto and Auditors' Report of
        Banner Aerospace, Inc. for the fiscal year ended March 31, 1998
        (incorporated by reference to the Banner Aerospace, Inc. Form 10-K for fiscal year ended March 31, 1998).
  99.2  Financial statements, related notes thereto and Auditors' Report of
        Nacanco Paketleme for the fiscal year ended December 31, 1997
        (incorporated by reference to the Registrant's Form 8-K filed on June
        26, 1998).

--------
* Filed herewith.

   (b) Reports on Form 8-K

   On March 12, 1998, the Company filed a From 8-K to report the acquisition of Special-T Fasteners. On April 23, 1998, May 5, 1998, and May 7, 1998, the Company filed amendments to said Form 8-K, to report (Item 7) audited financial statements of Special-T Fasteners, and unaudited pro forma consolidate financial statements giving effect to the acquisition of Special-T Fasteners.

   On June 26, 1998, the Company filed a Form 8-K to report (Item 5) audited financial statements for the years ended December 31, 1997, 1996 and 1995 for Nacanco Paketleme, a 32% owned equity affiliate.

                                   SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        The Fairchild Corporation

                                          By: /s/
                                            Colin M. Cohen
                                            Senior Vice President and
                                            Chief Financial Officer

Date: September 23, 1998

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in their capacities and on the dates indicated.

By:    /s/ Jeffrey J. Steiner           Chairman, Chief         September 23,
-------------------------------------    Executive Officer           1998
         Jeffrey J. Steiner              and Director

By:     /s/ Michael T. Alcox            Vice President and      September 23,
-------------------------------------    Director                    1998
          Michael T. Alcox

By:    /s/ Melville R. Barlow           Director                September 23,
-------------------------------------                                1998
         Melville R. Barlow

By:    /s/ Mortimer M. Caplin           Director                September 23,
-------------------------------------                                1998
         Mortimer M. Caplin

By:      /s/ Colin M. Cohen             Senior Vice             September 23,
-------------------------------------    President, Chief            1998
           Colin M. Cohen                Financial Officer
                                         and Director

By:       /s/ Philip David              Director                September 23,
-------------------------------------                                1998
            Philip David

By:      /s/ Robert Edwards             Director                September 23,
-------------------------------------                                1998
           Robert Edwards

By:     /s/ Harold J. Harris            Director                September 23,
-------------------------------------                                1998
          Harold J. Harris

By:       /s/ Daniel Lebard             Director                September 23,
-------------------------------------                                1998
            Daniel Lebard

By:    /s/ Jacques S. Moskovic          Senior Vice             September 23,
-------------------------------------    President and               1998
         Jacques S. Moskovic             Director

By:     /s/ Herbert S. Richey           Director                September 23,
-------------------------------------                                1998
          Herbert S. Richey

By:       /s/ Moshe Sanbar              Director                September 23,
-------------------------------------                                1998
            Moshe Sanbar

By:    /s/ Robert A. Sharpe II          Senior Vice             September 23,
-------------------------------------    President,                  1998
          Robert A. Sharpe               Operations and
                                         Director

By:      /s/ Eric I. Steiner            President, Chief        September 23,
-------------------------------------    Operating Officer           1998
           Eric I. Steiner               and Director

                                PROMISSORY NOTE

                                                                Dulles, Virginia
$100,000                                                            July 1, 1998


   FOR VALUE RECEIVED, the undersigned (the "Maker"), promises to pay Fairchild Holding Corp. (the "Company") the principal sum of $100,000, together with interest at 5.48% per annum (the "Applicable Rate"), payable at the offices of the Company in Dulles, Virginia, on October 1, 1998.

   The obligation represented by this Note shall constitute the general obligation of the Maker. It shall constitute a default hereunder if the principal and interest is not paid when due and payable. If Maker fails to pay principal and interest when due, the Note, plus accrued interest, will continue to bear interest at the Applicable Rate from the date the Loan is due and as long as any principal and interest remain outstanding.

   The Maker waives all exemptions to the extent permitted by law, diligence in collection, demand, presentment for payment, protest, and notice of protest and of non-payment. Time is of the essence in connection with this Note, which shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware.

   IN WITNESS WHEREOF, this Note has been duly executed by the undersigned Maker on the date first above written.

                                          Robert A. Sharpe

                                PROMISSORY NOTE

                                                                Dulles, Virginia
$200,000                                                            July 1, 1998


   FOR VALUE RECEIVED, the undersigned (the "Maker"), promises to pay Fairchild Holding Corp. (the "Company") the principal sum of $200,000 on June 20, 2001, plus interest at 5.48% per annum (the "Applicable Rate") on September 30 of each year for the period then ended, both payable at the offices of the Company in Dulles, Virginia.

   The obligation represented by this Note shall constitute the general obligation of the Maker. It shall constitute a default hereunder if the principal and interest is not paid when due and payable. If Maker fails to pay principal and interest when due, the Note, plus accrued interest, will continue to bear interest at the Applicable Rate from the date the Loan is due and as long as any principal and interest remain outstanding.

   The Maker waives all exemptions to the extent permitted by law, diligence in collection, demand, presentment for payment, protest, and notice of protest and of non-payment. Time is of the essence in connection with this Note, which shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware.

   IN WITNESS WHEREOF, this Note has been duly executed by the undersigned Maker on the date first above written.

                                          Robert A. Sharpe

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         REGISTRATION RIGHTS AGREEMENT

                                 By and Between

                           THE FAIRCHILD CORPORATION

                                      And

                             BANNER AEROSPACE, INC.

                            Dated as of July 7, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         REGISTRATION RIGHTS AGREEMENT

   THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of July 7, 1998, by and between The Fairchild Corporation, a Delaware corporation (the "Company") and Banner Aerospace, Inc., a Delaware corporation ("Banner").

                               R E C I T A L S:

   On July 7, 1998, Banner announced its intention to purchase up to 2.5 million shares of Class A Common Stock of the Company through open market purchases (the "Subject Shares").

   In connection therewith, the Company has agreed to grant demand registration rights agreement in favor of Banner for the registration and sale of such shares.

   NOW, THEREFORE, the parties to this Agreement agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

   1.1 Certain Definitions.

   "Affiliate" shall have the meaning given to such term in Rule 12b-2 promulgated under the Exchange Act.

   "Commission" shall mean the Securities and Exchange Commission.

   "Common Stock" shall mean the shares of Class A Common Stock, $.10 par value, of the Company.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder.

   "Holder" shall mean Banner or any Permitted Transferee of Registrable Common Stock. There may be more than one Holder at any time.

   "NASDAQ" shall mean the National Association of Securities Dealers Automated Quotation System.

   "Person" shall mean any individual, group, partnership, corporation, trust, joint stock company, unincorporated organization, joint venture or other entity of whatever nature.

   "Registration Statement" shall mean a registration statement relating to the Common Stock on such form as counsel to the Company deems appropriate to be filed with the Commission, as such registration statement may be amended from time to time.

   "Securities Act" shall mean the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

   "Subject Shares" shall have the meaning ascribed in the Recitals hereof.

   1.2 Permitted Transferees. "Permitted Transferees" shall mean any subsidiary of Banner to whom Banner has (a) transferred five percent (5%) or more of the aggregate Subject Shares and (b) assigned its registrations rights under this Agreement. In the event that Banner transfers the requisite percentage of Subject Shares and assigns its registration rights under this Agreement, it shall be a condition precedent to such transfer and assignment that Banner give prior written notice thereof to the Company.

   1.3 Registrable Common Stock. "Registrable Common Stock" means the Subject Shares held by Banner or its Permitted Transferees (as the case may be), until such time as the Common Stock ceases to be registrable as provided in Section
2.2 of this Agreement.

   1.4 Registration Expenses. "Registration Expenses" shall mean any and all expenses reasonably attributable to the registration of the Registrable Common Stock, including, without limitation, the following expenses: (a) all filing fees; (b) all fees and expenses of complying with securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualification of the Registrable Common Stock); (c) all fees and expenses incurred in connection with the listing of the Registrable Common Stock on any securities exchange or other market (including, but not limited to, NASDAQ) pursuant to Section 3.4(j) of this Agreement and all fees of the National Association of Securities Dealers; (d) the fees and disbursements of counsel retained by the Company in connection with each such registration or listing on a stock exchange and of its independent public accountants; (e) the fees and disbursements of counsel retained by Holder and any underwriter; (f) all commissions, fees and disbursements of underwriters;
(g) all underwriting discounts and commissions applicable to the Registrable Common Stock; (h) all printing expenses; and (i) all other out-of-pocket expenses of the Company incurred in connection with the registration of the Registrable Common Stock.

                                   ARTICLE II

                      SECURITIES SUBJECT TO THIS AGREEMENT

   2.1 Securities Subject to this Agreement. The securities entitled to the benefits of this Agreement are shares of the Registrable Common Stock.

   2.2 Termination of Entitlement. For purposes of this Agreement, the Subject Shares will cease to be Registrable Common Stock when: (a) a Registration Statement with respect to the sale of the Subject Shares shall have become effective under the Securities Act and the Subject Shares shall have been transferred pursuant to such Registration Statement; (b) the Subject Shares shall have been transferred pursuant to Rule 144 (or any successor provisions) under the Securities Act; (c) certificates for the Subject Shares not bearing a legend restricting transfer thereof under the Securities Act shall have been delivered by the Company and, in the opinion of counsel for the Company, transfer of such shares may be made without registration or qualification under the Securities Act; or (d) the Subject Shares shall have ceased to be outstanding.

                                  ARTICLE III

                              REGISTRATION RIGHTS

   3.1 Demand Registration.

     (a) Request for Registration. At any time, a Holder of Registrable Common Stock may make a written request for registration under the Securities Act of all or part of its Registrable Common Stock (a "Demand Registration"). Except as set forth below, there shall be no limit on the number of Demand Registrations that may be requested by Banner or its Permitted Transferees, as the case may be.

     Such requests for a Demand Registration will specify the aggregate number of shares proposed to be sold and will also specify the intended method of disposition thereof. The Company will use its best efforts to effect such registration; provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance pursuant to this Agreement: (i) within sixty (60) days immediately following the effective date of a Registration Statement pertaining to a public offering of securities of the Company (other than a registration relating solely to employee benefit plans); (ii) if at the time of the request to register the Holder's Registrable Common Stock, the Company gives notice within thirty (30) days of such request that it intends to initiate within sixty (60) days thereafter a registered public offering (other than a registration relating solely to employee benefit plans); or (iii) if at the time of the request, the Holder could sell all of the Registrable Common Stock requested to be registered under Rule 144 during the three-month period following such request, or if, in the opinion of counsel for the Company reasonably satisfactory to the Holder, the proposed sale of its Registrable Common Stock is otherwise exempt from registration under the Securities Act.

     (b) Effective Registration and Expenses. A Registration Statement will not count as a Demand Registration until it has become effective. Except as set forth below in Section 3.1(d), in any registration initiated as a Demand Registration, Banner or its Permitted Transferee, as the case may be, will pay or cause to be paid all Registration Expenses in connection therewith, whether or not the Registration Statement becomes effective.

     (c) Underwriting. If the Holder intends to distribute the Registrable Common Stock covered by its request by means of an underwritten offering, it shall so advise the Company as a part of its request made pursuant to
  Section 3.1(a). The Holder of the Registrable Common Stock to be registered thereunder may select and obtain the investment banker or investment bankers and manager or managers that will administer the offering; provided, however, that such investment bankers and managers must be reasonably satisfactory to the Company.

     (d) Priority on Demand Registration. If the Underwriter does not limit the number of Registrable Common Stock to be underwritten in a Demand Registration, the Company may include securities for its own account or the account of others in such registration if the underwriters so agree and if the number of Registrable Common Stock which would otherwise have been included in such registration and underwriting will not thereby be limited. In the event that the Company elects to include securities for its own account or the account of others pursuant to this Section 3.1(d), then notwithstanding anything to the contrary, the Company will pay or cause to be paid, the pro rata portion of: (i) any filing fees for such securities to be registered by the Company; (ii) underwriting discounts and commissions applicable to the Company's securities; and (iii) any additional incremental costs, including without limitation, printing expenses attributable to the offer, sale and registration of the Company's securities in such Demand Registration.

   3.2 Piggy-Back Registration.

     (a) If at any time or from time to time during the five-year period commencing from the date of this Agreement, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering for its own account or for the account of others of any class of equity security (other than a registration relating solely to employee benefit plans or a registration on any registration form which dos not include substantially the same information as would be required to be included in a Registration Statement covering the sale of Registrable Common Stock), then the Company shall in each case give written notice of such proposed filing to the Holder of Registrable Common Stock at least sixty (60) days before the anticipated filing date (the "Piggy-Back Registration Notice"), and such notice shall offer the Holder the opportunity to register such Registrable Common Stock as such Holder may request in writing to the Company within twenty (20) days after the date of the Piggy-Back Registration Notice (a "Piggy-Back Registration").

     (b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holder as part of the Piggy-Back Registration Notice. The Company shall have the right to select and obtain the services of the investment banker or investment bankers and manager or managers that will administer the offering. The right of a Holder to registration shall be conditioned upon such Holder's participating in such underwriting and the inclusion of such Holder's Registrable Common Stock in the underwriting to the extent provided herein.

     (c) Subject to the provisions of Section 3.2(d), the Company shall use its best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to commit to the Holder of

  Registrable Common Stock who has requested within twenty (20) days of receipt of the Company's notice to be included in the registration for such offering (the "Requesting Holder") to include such Registrable Common Stock in such offering on the same terms and conditions as any similar securities of the Company included therein; provided, however, that the Company shall not be required to effect any such registration for any Holder if at the time of the request such Holder could sell all of the Registrable Common Stock specified in its request under Rule 144, or in any other transaction that is exempt from registration under the Securities Act, during the three-month period following such request.

     (d) Priority on Piggy-Back Registration. Notwithstanding any other division of this Section 3.2, if the underwriter for the Company determines that market factors require a limitation of the number of shares to be underwritten, the underwriter may exclude some or all Registrable Common Stock from such registration and underwriting. The Company shall so advise the Holder and the number of shares of Registrable Common Stock to be offered by the Holder pursuant to the Piggy-Back Registration will be reduced to the extent necessary to reduce the total number of shares of Common Stock to be included in such offering to the number recommended by the underwriter(s).

     (e) Expenses. In connection with a Piggy-Back Registration, the Company will pay all of the Registration Expenses, except for the pro rata portion of: (i) any filing fees attributable to the Holder's Registrable Common Stock; (ii) underwriting discounts and commissions applicable to the Holder's Registrable Common Stock; and (iii) any additional incremental costs, including, without limitation, printing expenses attributable to the offer, sale and registration of the Holder's Registrable Common Stock in such Piggy-Back Registration.

   3.3 Holdback Agreements.

     (a) Registrations on Public Sale or Distribution. To the extent not inconsistent with applicable law, the Holder agrees not to effect any public sale or distribution of Registrable Common Stock, including a sale pursuant to Rule 144 under the Securities Act during the sixty (60) day period prior to, and during the ninety (90) day period beginning on, the effective date of a Registration Statement in which shares of its Registrable Common Stock are registered (except as part of such registration), if and to the extent requested by the Company or by the underwriter(s) in the case of an underwritten public offering.

     (b) Stop Orders; Suspension of Effectiveness. If, in the case of either a Demand Registration or a Piggy-Back Registration, a stop order is imposed or if for any other reason the effectiveness of either a Demand Registration or Piggy-Back Registration is suspended, then the Holder agrees to stop distribution of its Common Stock thereunder immediately upon written notice thereof from the Company.

   3.4 Registration Procedures. Whenever the Holder has requested that any Registrable Common Stock be registered pursuant to this Agreement, the Company will use its best efforts to effect the registration of such Registrable Common Stock in accordance with the intended method of distribution therefore as quickly as is reasonably practicable, and in connection with any such request, the Company will:

     (a) in connection with a request pursuant to Section 3.1, prepare and file with the Commission, not later than ninety (90) days after receipt of a request to file a Registration Statement with respect to Registrable Common Stock, a Registration Statement on any form for which the Company then qualifies and which counsel for the Company shall deem appropriate and which form shall be available for the registration of such Registrable Common Stock in accordance with the intended method of distribution thereof, and use its best efforts to cause such Registration Statement to become effective; provided that if the Company shall furnish to the Holder certified resolutions signed by the Chief Executive Officer of the Company stating that in the good faith judgement of the Board of Directors it would be significantly disadvantageous to the Company and its stockholders for such a Registration Statement to be filed on or before the date filing would be required, the Company shall have an additional period of not more than sixty (60) days within which to file such Registration Statement;

     (b) in connection with a registration pursuant to Section 3.1, prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period of not less than one hundred eighty (180) days or such shorter period which will terminate when all Registrable Common Stock covered by such Registration Statement have been sold (but not before the expiration of the ninety (90) day period referred to in Section 4(3) of the Act and Rule 174 thereunder, if applicable), and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Common Stock covered by such Registration Statement during such period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement;

     (c) furnish to each seller of Registrable Common Stock, prior to filing a Registration Statement, copies of such Registration Statement as proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Common Stock owned by such seller;

     (d) use its best efforts to register or qualify such Registrable Common Stock under such other securities or blue sky laws of such jurisdiction as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdiction of the Registrable Common Stock owned by such seller; provided, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (d), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction;

     (e) notify each seller of the Registrable Common Stock, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein misleading. The Company will prepare a supplement or amendment to such prospectus as may be appropriate and use its best efforts to cause such supplement or amendment to become effective so that, as thereafter delivered to the purchasers of such Registrable Common Stock, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

     (f) enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Common Stock;

     (g) make available for inspection by any seller of Registrable Common Stock, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspectors in connection with such Registration Statement. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such records is necessary to avoid or correct a misstatement or omission in the Registration Statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each seller of Registrable Common Stock agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

     (h) in the event such sale is pursuant to an underwritten offering, use its best efforts to obtain (i) a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as the Holder or the managing underwriter reasonably request and (ii) an opinion or opinions of counsel for the Company in customary form;

     (i) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months, beginning within three months after the effective date of the Registrable Statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

     (j) cause all such Registrable Common Stock to be listed on each securities exchange or market on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied.

   The Company may require each seller of Registrable Common Stock as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities as the Company may from time to time reasonably request in writing.

   The Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.4(e) hereof, such Holder will forthwith discontinue disposition of Registrable Common Stock pursuant to the Registration Statement covering such Registrable Common Stock until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.4(e) hereof, and, if so directed by the Company such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Common Stock at the time of receipt of such notice.

   3.5 Indemnification and Contribution.

     (a) Indemnification by the Company. The Company agrees to indemnify, to the extent permitted by law, the Holder, its officers, directors and agents and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any losses, claims, damages, liabilities and expenses resulting from any untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit with respect to such Holder furnished in writing to the Company by, or on behalf of, such Holder, expressly for inclusion in any Registration Statement or prospectus.

     (b) Indemnification by Holder. In connection with any Registration Statement in which the Holder is participating, such Holder will furnish to the Company in writing such information and affidavits with respect to such Holder as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and agrees to indemnify, to the extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 14 of the Securities Act or Section 20 of the Exchange Act) from and against any losses, claims, damages, liabilities and expenses resulting from any untrue statement of a material fact or any omission or a material fact required to be stated in the Registration Statement or preliminary, final or summary prospectus or any amendment thereof or supplement thereto, or necessary to make the statements therein (in the case of a preliminary, final or summary prospectus, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information or affidavit with respect to such Holder so furnished in writing by, or on behalf of, such Holder expressly for inclusion in any Registration Statement or prospectus.

     (c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder agrees promptly to give written notice to the indemnifying party after the receipt of such person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such person will claim indemnification or contribution pursuant to this Agreement and, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to participate in and assume the defense of such claim with counsel reasonably satisfactory to such indemnified party. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel with respect to such claim, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels. The indemnifying party will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld.

     (d) Contribution. If the indemnification provided for in this Section
  3.5 from the indemnifying party is unavailable to an indemnified party hereunder in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable to such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or related to information supplied by, such indemnifying party and indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in
  Section 3.5(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

   The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.5(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person.

   3.6 Participation in Underwritten Registrations. The Holder may not participate in any underwritten registration hereunder unless such Holder (a) agrees to sell its Registrable Common Stock on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

   3.7 Rule 144. The Company covenants that it will file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the Commission thereunder; and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

                                   ARTICLE IV

                                 MISCELLANEOUS

   4.1 Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with this Agreement. The Company has not previously entered into any agreement with respect to any of its securities granting any registration rights to any person.

   4.2 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of Holders of at least a majority of the Registrable Common Stock which are then outstanding affected by such amendment, modification, supplement, waiver or departure.

   4.3 Notices. All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary, (i) when personally delivered,
(ii) upon receipt of a telephonic facsimile transmission with confirmed telephonic transmission answer back, (iii) three (3) days after having been deposited in the United States Mail, certified or registered, return receipt required, postage prepaid, or (iv) business day after having been dispatched by a nationally recognized overnight courier service, addressed to the parties or their permitted assigns at the following addresses (or at such other address or number as is given in writing by any of the parties to the others) as follows:

       If to the Company:         The Fairchild Corporation
                                  45025 Aviation Drive
                                  Suite 400
                                  Dulles, VA 20166-7516
                              Attn: Senior Vice President

       If to Banner:              Banner Aerospace, Inc.
                                  45025 Aviation Drive
                                  Suite 300
                                  Dulles, VA 20166-7556
                              Attn: Senior Vice President

   4.4 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

   4.5 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

   4.6 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

   4.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

   4.8 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties to this Agreement shall be enforceable to the fullest extent permitted by law.

   4.9 Entire Agreement. This Agreement constitutes the entire agreement with respect to the subject matter hereof and supersedes all prior written and oral agreements with respect thereto.

   IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                         The Fairchild Corporation

                                                     Donald E. Miller
                                         By: __________________________________
                                                    Sr. Vice President

                                         Banner Aerospace, Inc.

                                                      Eugene W. Juris
                                         By: __________________________________
                                                  Vice President and CFO

To the Board of Directors of
Nacanco Paketleme Sanayi vd Ticaret A.s.

                                                               22 September 1998

   We agree to the inclusion in the Fairchild Company's annual Report on Form 10-K of our report dated 12 March 1998 on our audit of the financial statements of Nacanco Paketleme Sanayi vd Ticaret A.S.

                                          Regards,

                                          Zeynep Uras
                                          Partner
                                          PriceWaterhouse Coopers
                                          BJK Plaza Spo Caddesi No: 92
                                          B Blok, Kat 9 Akaretler
                                          Besilctas 80680 Istanbul-Turkey

                           THE FAIRCHILD CORPORATION

               Alphabetical Listing of Subsidiaries as of 6/30/98

THE FAIRCHILD CORPORATION [DE] (The Ultimate)
A10 Inc. [DE] (3rd level sub)
Aero International, Inc. [Ohio] (2nd level sub)
Aero International, Inc. [Ohio] (2nd level sub)
Aircraft Tire Corporation [DE] (1st level sub)
Aviation Full Services (Hong Kong) Limited [Hong Kong] (7th level sub) Aviatrada GmbH Aviation Support + Services [Germany] (7th level sub)
Banner Aero (Australia) Pty, Ltd. [Australia] (2nd level sub)
Banner Aerospace (U.K.) Limited [U.K.] (3rd level sub)
Banner Aerospace Foreign Sales Corporation [US Virgin Islands] (2nd level sub) Banner Aerospace Holding Company I, Inc.[DE] (1st level sub)
Banner Aerospace Holding Company II, Inc.[DE] (2nd level sub)
Banner Aerospace Services, Inc. [Ohio] (2nd level sub)
Banner Aerospace, Inc. [DE] (1st level sub)
Banner Aerospace-Singapore, Inc. [DE] (2nd level sub)
Banner Capital Ventures, Inc.[DE] (2nd level sub)
Banner Energy Corporation of Kentucky, Inc. [DE] (1st level sub)
Banner Industrial Distribution, Inc.[DE] (2nd level sub)
Banner Industrial Products, Inc.[DE] (1st level sub)
Banner Investments (U.K.) Limited [U.K.] (3rd level sub)
BAR DE, Inc. [DE] (2nd level sub)
Camloc (UK) Limited [UK] (5th level)
Camloc Holdings Inc. [DE] Convac Dresden GmbH [Germany] (5th level)
Convac France S.A. [France] (5th level)
DAC International, Inc. [TX] (2nd level sub)
Dah Dah, Inc. [DE] (2nd level)
Dallas Aerospace, Inc. [TX] (2nd level sub)
Discontinued Aircraft, Inc. [TX] (2nd level sub)
Discontinued Services, Inc.[DE] (2nd level sub)
Eurosim Componentes Mec??nicos de Seguran??a, Lda. [Portugal] (6th level sub)
F. F. Handels GmbH [Germany] (2nd level sub)
Fairchild Arms International Ltd. [Canada] (3rd level sub)
Fairchild AS+C oHG Aviation Supply + Consulting (GmbH & Co.) [Germany] (6th level sub)
Fairchild CDI S.A. [France] (1st level sub)
Fairchild Data Corporation [DE] (3rd level sub)
Fairchild Export Sales Corporation [Barbados] (2nd level sub)
Fairchild Fastener Group Ltd. [U.K.] (4th level sub)
Fairchild Fasteners Corp.[DE] (3rd level sub)
Fairchild Fasteners Europe--Camloc GmbH [Germany] (5th level sub)
Fairchild Fasteners Europe--Simmonds S.A.R.L. [France] (4th level sub) Fairchild Fasteners Europe--VSD GmbH [Germany] (5th level sub)
Fairchild Finance Company [Republic of Ireland] (3rd level sub)
Fairchild France, Inc.[DE] (2nd level sub)
Fairchild Germany, Inc. [DE] (3rd level sub)
Fairchild Holding Corp. [Delaware] (2nd level sub)
Fairchild Retiree Medical Services, Inc. [DE] (4th level sub)
Fairchild Technologies Europe Ltd. [U.K.] (4th level sub)
Fairchild Technologies GmbH [Germany] (4th level sub)
Fairchild Technologies USA, Inc. [DE] (4th level sub)

Fairchild Titanium Technologies, Inc.[DE] (1st level sub)
Faircraft Sales Ltd.[DE] (1st level sub) GCCUS, Inc. [CA] (2nd level sub) Georgetown Jet Center, Inc. [DE] (2nd level sub)
Harco Northern Ireland, Ltd. [N. Ireland--UK] (2nd level sub)
Jenkins Coal Dock Company, Inc.[DE] (2nd level sub)
JJS Limited [United Kingdom] (4th level sub)
Mairoll, Inc. [DE] (3rd level sub)
Matrix Aviation, Inc. [KS] (2nd level sub)
M??caero S.A. [France] (7th level sub)
Meow, Inc. [DE] (3rd level sub)
MTA, Inc. [DE] (2nd level)
Nasam Incorporated [CA] (2nd level sub)
Northking Insurance Company Limited [Bermuda] (2nd level sub)
Oink Oink, Inc. [DE] (3rd level sub)
PB Herndon Aerospace, Inc. [Missouri] (3rd level sub)
Plymouth Leasing Company [DE] (1st level sub)
Professional Aircraft Accessories, Inc. [FL] (3rd level sub)
Professional Aviation Associates, Inc. [GA] (2nd level sub)
Quack Quack, Inc. [DE] (3rd level sub)
Recycling Investments II, Inc. [DE] (2nd level sub)
Recycling Investments, Inc. [DE] (2nd level sub)
RHI Holdings, Inc.[DE] (1st level sub)
Simmonds Mecaero Fasteners, Inc.[DE] (3rd level sub)
Simmonds S.A. [France] (5th level sub)
Solair, Inc. [FL] (2nd level sub)
Sovereign Air Limited [DE] (2nd level sub)
Special-T Fasteners, Inc. [DE] (1st level sub)
Transfix S.A. [France] (6th level sub)
Tri-Fast S.A.R.L. [France] (2nd level sub)
VSI Holdings, Inc. [DE] (3rd level sub)

                 Consent of the Independent Public Accountants

   As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 10-K, into the Company's previously filed Registration Statement File Nos. 35-27317, 33-21698, 33-06183, 333-49779, and
333- 62037.

                                             Arthur Andersen LLP

Washington, DC
September 22, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-Q/A

              QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended December    Commission File Number 1-6560
                27, 1998

                           The Fairchild Corporation
              (Exact name of Registrant as specified in its charter)

                Delaware                               34-0728587
 (State or other jurisdiction of Incor-   (I.R.S. Employer Identification No.)
       poration or organization)

    45025 Aviation Drive, Suite 400,                       20166
               Dulles, VA                               (Zip Code)
    (Address of principal executive
                offices)

       Registrant's telephone number, including area code (703) 478-5800

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

                                 YES  X     NO

   Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                                                 Outstanding at
                                                                  January 31,
                  Title of Class                                      1998
                  --------------                                 --------------
        Class A Common Stock, $0.10 Par Value...................   19,222,606
        Class B Common Stock, $0.10 Par Value...................    2,624,062

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                     INDEX

                                                                          Page
                                                                          ----
 PART I. FINANCIAL INFORMATION
 Item 1. Condensed Consolidated Balance Sheets as of June 30, 1998 and
         December 27, 1998 (Unaudited)..................................    3
         Consolidated Statements of Earnings for the Three and Six
         Months ended December 28, 1997 and December 27, 1998
         (Unaudited)....................................................    5
         Condensed Consolidated Statements of Cash Flows for the Six
         Months ended December 28, 1997 and December 27, 1998
         (Unaudited)....................................................    7
         Notes to Condensed Consolidated Financial Statements
         (Unaudited)....................................................    8
 Item 2. Management's Discussion and Analysis of Results of Operations
         and Financial Condition........................................   13
 Item 3. Quantitative and Qualitative Disclosure About Market Risk......   22
 PART II. OTHER INFORMATION
 Item 1. Legal Proceedings..............................................   23
 Item 2  Changes in Securities and Use of Proceeds......................   23
 Item 4. Submission of Matters to a Vote of Security Holders............   23
 Item 5. Other Information..............................................   24
 Item 6. Exhibits and Reports on Form 8-K...............................   24

--------
* For purposes of Part I and this Form 10-Q, the term "Company" means The Fairchild Corporation, and its subsidiaries, unless otherwise indicated. For purposes of Part II, the term "Company" means The Fairchild Corporation, unless otherwise indicated.

                         PART I. FINANCIAL INFORMATION

                         ITEM 1. FINANCIAL STATEMENTS

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                June 30, 1998 and December 27, 1998 (Unaudited)
                                (In thousands)

                                                         June 30,   December 27,
                                                           1998         1998
                                                        ----------  ------------
                        ASSETS
CURRENT ASSETS:                                            (*)
Cash and cash equivalents, $746 and $0 restricted.....  $   49,601   $   16,063
Short-term investments................................       3,962      216,260
Accounts receivable-trade, less.......................     120,284       95,435
allowances of $5,655 and $3,079 Inventories:..........
 Finished goods.......................................     187,205      146,466
 Work-in-process......................................      20,642       19,074
 Raw materials........................................       9,635        9,142
                                                           217,482      174,682
Net current assets of discontinued operations.........      11,613        1,670
Prepaid expenses and other current assets.............      53,081       52,870
  Total Current Assets................................     456,023      556,980
Property, plant and equipment, net of accumulated
 depreciation of $82,968 and $98,382..................     118,963      124,446
Net assets held for sale..............................      23,789       20,794
Net noncurrent assets of discontinued operations .....       8,541       10,945
Cost in excess of net assets acquired (Goodwill), less
 accumulated amortization of $42,079 and $43,581......     168,307      167,262
Investments and advances, affiliated companies........      27,568       28,416
Prepaid pension assets................................      61,643       62,246
Deferred loan costs...................................       6,362        5,879
Long-term investments.................................     235,435       36,398
Other assets..........................................      50,628       70,275
  TOTAL ASSETS........................................  $1,157,259   $1,083,641
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:                                       (*)
Bank notes payable and current maturities of long-term
 debt.................................................  $   20,665   $   25,287
Accounts payable......................................      53,859       36,511
Accrued salaries, wages and commissions...............      23,613       19,837
Accrued employee benefit plan costs...................       1,463        1,741
Accrued insurance.....................................      12,575       12,234
Accrued interest......................................       2,303        1,581
Other accrued liabilities.............................      52,789       56,424
Income taxes..........................................      28,311        8,397
  Total Current Liabilities...........................     195,578      162,012
LONG-TERM LIABILITIES:
Long-term debt, less current maturities...............     295,402      278,229
Other long-term liabilities...........................      23,767       24,707
Retiree health care liabilities.......................      42,103       43,127
Noncurrent income taxes...............................      95,176      107,871
Minority interest in subsidiaries.....................      31,674       28,075
  TOTAL LIABILITIES...................................     683,700      644,021
STOCKHOLDERS' EQUITY:
Class A common stock, $0.10 par value; authorized
 40,000 shares, 26,709 (26,679 in June) shares issued
 and 19,219 (20,429 in June) shares outstanding.......       2,667        2,671
Class B common stock, $0.10 par value; authorized
 20,000 shares, 2,624 (2,625 in June) shares issued
 and outstanding......................................         263          263
Paid-in capital.......................................     195,112      195,291
Retained earnings.....................................     311,039      294,222
Cumulative other comprehensive income.................      16,386       21,183
Treasury Stock, at cost, 7,490 (6,250 in June) shares
 of Class A common stock..............................     (51,908)     (74,009)
  TOTAL STOCKHOLDERS' EQUITY..........................     473,559      439,620
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........  $1,157,259   $1,083,641

--------
* Condensed from audited financial statements

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  CONDENSED STATEMENTS OF EARNINGS (Unaudited)

 For The Three (3) and Six (6) Months Ended December 28, 1997 and December 27,
                                      1998
                     (In thousands, except per share data)

                               Three Months Ended         Six Months Ended
                            ------------------------- -------------------------
                            December 28, December 12, December 28, December 27,
                                1997         1998         1997         1998
                            ------------ ------------ ------------ ------------
REVENUE:
  Net sales................   $208,616     $151,181     $402,978     $299,720
  Other income, net........         49          350        4,604          769
                               208,665      151,531      407,582      300,489
COSTS AND EXPENSES:
  Cost of goods sold.......    151,794      133,119      299,827      246,986
  Selling, general & admin-
   istrative...............     42,259       27,272       78,968       55,446
  Amortization of good-
   will....................      1,387        1,360        2,606        2,638
                               195,440      161,751      381,401      305,070

  OPERATING INCOME (LOSS)..     13,225      (10,220)      26,181       (4,581)

  Interest expense.........     15,683        7,770       28,658       15,206
  Interest income..........       (524)        (476)        (914)      (1,059)
  Net interest expense.....     15,159        7,294       27,744       14,147
  Investment income
   (loss)..................     (7,077)      (1,027)      (5,180)         834
  Loss from continuing op-
   erations before taxes...     (9,011)     (18,541)      (6,743)     (17,894)
  Income tax benefit.......      4,869        6,724        3,863        6,433
  Equity in earnings of af-
   filiates, net...........        279          652        1,379        1,689
  Minority interest, net...       (742)       2,338       (1,875)       2,135
  Loss from continuing op-
   erations................     (4,605)      (8,827)      (3,376)      (7,637)
  Loss from discontinued
   operations, net.........     (1,945)         --        (2,682)         --
  Gain (loss) on disposal
   of discontinued opera-
   tions, net..............     29,974       (9,180)      29,974       (9,180)
  Extraordinary items,
   net.....................     (3,024)         --        (3,024)         --

  NET EARNINGS (LOSS)......   $ 20,400     $(18,007)    $ 20,892     $(16,817)

  Other comprehensive in-
   come (loss), net of tax:
  Foreign currency transla-
   tion adjustments........     (2,567)       2,306       (1,572)       7,552
  Unrealized holding gains
   (losses) on securities..        --        27,633          --        (2,755)
  Other comprehensive in-
   come (loss).............     (2,567)      29,939       (1,572)       4,797

  COMPREHENSIVE INCOME
   (LOSS)..................   $ 17,833     $ 11,932     $ 19,320     $(12,020)


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  CONDENSED STATEMENTS OF EARNINGS (Unaudited)

 For The Three (3) and Six (6) Months Ended December 28, 1997 and December 27,
                                      1998
                     (In thousands, except per share data)

                                Three Months Ended         Six Months Ended
                             ------------------------- -------------------------
                             December 28, December 27, December 28, December 27,
                                 1997         1998         1997         1998
                             ------------ ------------ ------------ ------------
BASIC EARNINGS PER SHARE:
  Loss from continuing op-
   erations................    $ (0.27)     $ (0.40)     $ (0.20)     $ (0.35)
  Loss from discontinued
   operations, net.........      (0.11)         --         (0.16)         --
  Gain (loss) on disposal
   of discontinued opera-
   tions, net..............       1.75        (0.42)        1.78        (0.41)
  Extraordinary items,
   net.....................      (0.18)         --         (0.18)         --
  NET EARNINGS (LOSS)......    $  1.19      $ (0.82)     $  1.24      $ (0.76)
Other comprehensive income
 (loss), net of tax:
  Foreign currency transla-
   tion adjustments........    $ (0.15)     $  0.11      $ (0.09)     $  0.34
  Unrealized holding losses
   on securities arising
   during the period.......        --          1.26          --         (0.12)
  Other comprehensive in-
   come (loss).............      (0.15)        1.37        (0.09)        0.22
  COMPREHENSIVE INCOME
   (LOSS)..................    $  1.04      $  0.55      $  1.15      $ (0.54)
DILUTED EARNINGS PER SHARE:
  Loss from continuing op-
   erations................    $ (0.27)     $ (0.40)     $ (0.20)     $ (0.35)
  Loss from discontinued
   operations, net.........      (0.11)         --         (0.16)         --
  Gain (loss) on disposal
   of discontinued opera-
   tions, net..............       1.75        (0.42)        1.78        (0.41)
  Extraordinary items,
   net.....................      (0.18)         --         (0.18)         --
  NET EARNINGS (LOSS)......    $  1.19      $ (0.82)     $  1.24      $ (0.76)
Other comprehensive income
 (loss), net of tax:
  Foreign currency transla-
   tion adjustments........    $ (0.15)     $  0.11      $ (0.09)     $  0.34
  Unrealized holding losses
   on securities arising
   during the period.......        --          1.26          --         (0.12)
  Other comprehensive in-
   come (loss).............      (0.15)        1.37        (0.09)        0.22
  COMPREHENSIVE INCOME
   (LOSS)..................    $  1.04      $  0.55      $  1.15      $ (0.54)
Weighted average shares
 outstanding:
  Basic....................     17,088       21,872       16,864       22,129
  Diluted..................     17,088       21,872       16,864       22,129


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

     For The Six (6) Months Ended December 28, 1997 and December 27, 1998
                                (In thousands)

                                                      For the Six Months Ended
                                                      -------------------------
                                                      December 28, December 27,
                                                          1997         1998
                                                      ------------ ------------
Cash flows from operating activities:
  Net earnings (loss)................................  $  20,892     $(16,817)
  Depreciation and amortization......................     11,623       11,476
  Amortization of deferred loan fees.................      1,487          388
  Accretion of discount on long-term liabilities.....      1,686        2,578
  Net loss on divestiture of subsidiary..............        --        13,500
  Net gain on disposal of discontinued operations....    (29,974)         --
  Extraordinary items, net of cash payments..........      3,024          --
  Distributed (undistributed) earnings of affiliates,
   net...............................................        344         (777)
  Minority interest..................................      1,875       (2,135)
  Change in assets and liabilities...................    (98,453)     (36,471)
  Non-cash charges and working capital changes of
   discontinued operations...........................     (4,349)      (8,559)
  Net cash used for operating activities.............    (91,845)     (36,817)
Cash flows from investing activities:
  Purchase of property, plant and equipment..........    (15,964)     (13,574)
  Acquisition of subsidiaries, net of cash acquired..    (11,774)         --
  Proceeds received from (used for) investment secu-
   rities, net.......................................      5,786      (15,648)
  Net proceeds received from the divestiture of sub-
   sidiary...........................................        --        60,397
  Net proceeds received from the disposal of discon-
   tinued operations.................................     84,733          --
  Changes in net assets held for sale................       (324)       3,335
  Other, net.........................................        179          238
  Investing activities of discontinued operations....     (3,119)        (223)
  Net cash provided by investing activities..........     59,517       34,525
Cash flows from financing activities:
  Proceeds from issuance of debt.....................    143,712       55,777
  Debt repayments and repurchase of debentures, net..   (145,130)     (69,375)
  Issuance of Class A common stock...................     53,921          182
  Purchase of treasury stock.........................        --       (22,101)
  Financing activities of discontinued operations....        --           121
  Net cash provided by (used for) financing activi-
   ties..............................................     52,503      (35,396)
  Effect of exchange rate changes on cash............       (688)       4,150
  Net change in cash and cash equivalents............     19,487      (33,538)
  Cash and cash equivalents, beginning of the year...     19,420       49,601
  Cash and cash equivalents, end of the period.......  $  38,907     $ 16,063


   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
                       (In thousands, except share data)

1. FINANCIAL STATEMENTS

   The consolidated balance sheet as of December 27, 1998 and the consolidated statements of earnings and cash flows for the six months ended December 28, 1997 and December 27, 1998 have been prepared by the Company, without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at December 27, 1998, and for all periods presented, have been made. The balance sheet at June 30, 1998 was condensed from the audited financial statements as of that date.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 1998 Annual Report on Form 10-K and the Banner Aerospace, Inc. ("Banner") March 31, 1998 Annual Report on Form 10-K. The results of operations for the period ended December 27, 1998 are not necessarily indicative of the operating results for the full year. Certain amounts in the prior year's quarterly financial statements have been reclassified to conform to the current presentation.

2. BUSINESS COMBINATIONS

   The Company has accounted for the following acquisitions by using the purchase method. The respective purchase price is assigned to the net assets acquired based on the fair value of such assets and liabilities at the respective acquisition dates.

   On November 28, 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS+C") in a business combination accounted for as a purchase. The total cost of the acquisition was $14.0 million, which exceeded the fair value of the net assets of AS+C by approximately $8.1 million, which is allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS+C with cash borrowings. AS+C is an aerospace parts, logistics, and distribution company primarily servicing the European original equipment manufacturers ("OEM's") market.

   On March 2, 1998, the Company consummated the acquisition of Edwards and Lock Management Corporation, doing business as Special-T Fasteners ("Special-T"), in a business combination accounted for as a purchase. The cost of the acquisition was approximately $50.0 million, of which 50.1% of the contractual purchase price was paid in shares of Class A Common Stock of the Company and 49.9% was paid in cash. The total cost of the acquisition exceeded the fair value of the net assets of Special-T by approximately $23.6 million, which is preliminarily being allocated as goodwill, and amortized using the straight-line method over 40 years. Special-T manages the logistics of worldwide distribution of Company manufactured precision fasteners to customers in the aerospace industry, government agencies, OEM's, and other distributors.

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of certain subsidiaries to AlliedSignal Inc., in exchange for shares of AlliedSignal Inc. common stock with an aggregate value equal to $369 million. The assets transferred to AlliedSignal Inc. consisted primarily of Banner's hardware group, which included the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $196 million of the common stock received from AlliedSignal Inc. was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company accounts for its remaining investment in AlliedSignal Inc. common stock as an available-for-sale security.

   On December 31, 1998, Banner consummated the sale of Solair, Inc., it's largest subsidiary in the rotables group, to Kellstrom Industries, Inc., in exchange for approximately $60.4 million in cash and a warrant to

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)

purchase 300,000 shares of common stock of Kellstrom. In December 1998, Banner recorded a $19.3 million pre-tax loss from the sale of Solair. This loss was included in cost of goods sold as it was primarily attributable to the bulk sale of inventory at prices below the carrying amount of inventory.

3. DISCONTINUED OPERATIONS

   For the Company's fiscal years ended June 30, 1996, 1997, 1998, and for the first six months of fiscal 1999, Fairchild Technologies ("Technologies") had pre-tax operating losses of approximately $1.5 million, $3.6 million, $48.7 million,and $16.1 million, respectively. The after-tax operating loss from Technologies exceeded the previous recorded estimate for expected losses on disposal by $2.9 million through December 1998. An additional after-tax charge of $6.2 million was recorded in the six months ended December 27, 1998, based on the current estimate of the remaining losses in connection with the disposition of Technologies. While the Company believes that $6.2 million is a reasonable charge for the remaining expected losses in connection with the disposition of Technologies, there can be no assurance that this estimate is adequate. Additional information regarding discontinued operations is set forth in Footnote 4 of the Consolidated Financial Statements of the Company's June 30, 1998 Annual Report on Form 10-K.

4. PRO FORMA FINANCIAL STATEMENTS

   The unaudited pro forma consolidated financial information for the six months ended December 28, 1997, present the results of the Company's operations as though the divestitures of Banner's hardware group and Solair, and the acquisitions of Special-T and AS+C, had been in effect since the beginning of fiscal 1998. The unaudited pro forma consolidated financial information for the six months ended December 27, 1998 provide the results of the Company's operations as though the divestiture of Solair had been in effect since the beginning of fiscal 1999. The pro forma information is based on the historical financial statements of the Company, Banner, Special-T, and AS+C giving effect to the aforementioned transactions. In preparing the pro forma data, certain assumptions and adjustments have been made, including reduced interest expense for revised debt structures and estimates of changes to goodwill amortization. The following unaudited pro forma information are not necessarily indicative of the results of operations that actually would have occurred if the transactions had been in effect since the beginning of each period, nor are they indicative of future results of the Company.

                                                     For the Six Months Ended
                                                     -------------------------
                                                     December 28, December 27,
                                                         1997         1998
                                                     ------------ ------------
      Net sales.....................................   $259,672     $271,401
      Gross profit..................................     59,039       66,081
      Earnings (loss) from continuing operations....     (6,313)       4,960
      Earnings (loss) from continuing operations,
       per share....................................   $  (0.37)    $   0.22

   The pro forma financial information has not been adjusted for non-recurring gains from disposal of discontinued operations, reductions in interest expense and investment income that have occurred or are expected to occur from these transactions within the ensuing year.

5. EQUITY SECURITIES

   The Company had 19,219,006 shares of Class A common stock and 2,624,662 shares of Class B common stock outstanding at December 27, 1998. Class A common stock is traded on both the New York and Pacific

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)

Stock Exchanges. There is no public market for the Class B common stock. Shares of Class A common stock are entitled to one vote per share and cannot be exchanged for shares of Class B common stock. Shares of Class B common stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A common stock on a share-for-share basis. For the six months ended December 27, 1998, 13,825 shares of Class A Common Stock were issued as a result of the exercise of stock options, and shareholders converted 54 shares of Class B common stock into Class A common stock. In accordance with terms of the Special-T Acquisition, as amended, during the six months ended December 27, 1998, the Company issued 9,911 restricted shares of the Company's Class A Common Stock for additional merger consideration. Additionally, the Company's Class A common stock outstanding was effectively reduced as a result of 1,239,750 shares purchased by Banner. The shares purchased by Banner are considered as treasury stock for accounting purposes.

6. RESTRICTED CASH

   On December 27, 1998, the Company did not have any restricted cash. On June 30, 1998, the Company had restricted cash of approximately $746, all of which was maintained as collateral for certain debt facilities.

7. SUMMARIZED STATEMENT OF EARNINGS INFORMATION

   The following table presents summarized historical financial information, on a combined 100% basis, of the Company's principal investments, which are accounted for using the equity method.

                                                       For the Six Months Ended
                                                       -------------------------
                                                       December 28, December 27,
                                                       ------------ ------------
                                                           1997         1998
                                                       ------------ ------------
      Net sales.......................................   $48,841      $40,226
      Gross profit....................................    18,191       15,236
      Earnings from continuing operations.............     8,132        8,929
      Net earnings....................................     8,132        8,929

   The Company owns approximately 31.9% of Nacanco Paketleme common stock. The Company recorded equity earnings of $1,680 (net of an income tax provision of $904) and $1,841 (net of an income tax provision of $991) from this investment for the six months ended December 28, 1997 and December 27, 1998, respectively.

8. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

   On December 27, 1998, the Company had $28,075 of minority interest, of which $28,066 represents Banner. Minority shareholders hold approximately 17% of Banner's outstanding common stock. For additional information regarding the Company's proposal to acquire all the remaining stock in Banner it does not already own, please refer to Note 11.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)


9. EARNINGS PER SHARE

   The following table illustrates the computation of basic and diluted earnings per share:

                            Three Months Ended           Six Months Ended
                         --------------------------  --------------------------
                         December 28,  December 27,  December 28,  December 27,
                             1997          1998          1997          1998
                         ------------  ------------  ------------  ------------
Basic earnings per
 share:
 Loss from continuing
  operations............ $     (4,605) $     (8,928) $     (3,376) $     (7,637)
 Common shares
  outstanding...........       17,088        21,872        16,864        22,129
 Basic loss per share:
 Basic loss from
  continuing
  operations per share.. $      (0.27) $      (0.40) $      (0.20) $      (0.35)
Diluted earnings per
 share:
 Loss from continuing
  operations............ $     (4,605) $     (8,827) $     (3,376) $     (7,637)
 Common shares
  outstanding...........       17,088        21,872        16,864        22,129
 Options................ antidilutive  antidilutive  antidilutive  antidilutive
 Warrants............... antidilutive  antidilutive  antidilutive  antidilutive
 Total shares
  outstanding...........       17,088        21,872        16,864        22,129
 Diluted loss from
  continuing
  operations per share.. $      (0.27) $      (0.40) $      (0.20) $      (0.35)

   For the three-month and six-month periods ended December 28, 1997 and December 27, 1998, the computation of diluted loss from continuing operations per share exclude the effect of incremental common shares attributable to the potential exercise of common stock options outstanding and warrants outstanding, because their effect was antidilutive. No adjustments were made to earnings per share calculations for discontinued operations and extraordinary items.

10. CONTINGENCIES

 Government Claims

   The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc. ("FII"), a former subsidiary of the Company, did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made, however, an estimate of the possible loss or range of loss from the ACO's assertion cannot be made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

 Environmental Matters

   The Company's operations are subject to stringent government imposed environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)

had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

   In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

   As of December 27, 1998, the consolidated total recorded liabilities of the Company for environmental matters was approximately $8.9 million, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $15.0 million.

 Other Matters

   In connection with the disposition of Banner's hardware business, the Company received notice on January 12, 1999 from AlliedSignal making indemnification claims against the Company for $18.9 million. Although the Company believes that the amount of the claim is far in excess of any amount that AlliedSignal is entitled to recover from the Company, the Company is in the process of reviewing such claims and is unable to predict the ultimate outcome of such matter.

   The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those mentioned above, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.


11. SUBSEQUENT EVENTS

   On December 28, 1998, the Company announced that it had signed a definitive merger agreement to acquire Kaynar Technologies Inc. ("Kaynar"), an aerospace and industrial fastener manufacturer and tooling company, through a merger of Kaynar with a wholly-owned subsidiary of the Company. The purchase price is $239 million for Kaynar common and preferred stock, $28 million for a covenant not to compete from the majority Kaynar shareholder, and the Company will assume approximately $98 million of Kaynar's debt. A majority of the holders of all classes of Kaynar stock have agreed to vote in favor of the merger. The transaction is subject to certain conditions, including financing and regulatory approval.

   On January 11, 1999, the Company reached an agreement and plan of merger to acquire all of the remaining stock of Banner not already owned by the Company. Currently, the Company owns approximately 85% of Banner's capital stock, consisting of Banner common stock and Banner preferred stock, and public shareholders own the remainder. The merger agreement is subject to approval by Banner stockholders, and

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)

certain other conditions being satisfied or waived. Pursuant to the merger agreement, each outstanding share of Banner's common stock, other than shares owned by the Company and its affiliates, will be converted into the right to receive $11.00 in market value of newly issued shares of the Company's Class A Common Stock. The merger consideration is subject to adjustments based on the price of the Company's Class A Common Stock and the value of certain shares of AlliedSignal common stock owned by Banner. The Company and Banner believe that combining will more closely coordinate the activities of the two companies. In addition, the Company expects that the merger will provide opportunities for reducing expenses, including saving the costs of operating Banner as a separate public company. After the merger, Banner will be a wholly-owned subsidiary of Fairchild.

                ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   The Fairchild Corporation (the "Company") was incorporated in October 1969, under the laws of the State of Delaware. On November 15, 1990, the Company changed its name from Banner Industries, Inc. to The Fairchild Corporation. The Company is the owner of 100% of RHI Holdings, Inc. ("RHI") and the majority owner of Banner Aerospace, Inc. ("Banner"). RHI is the owner of 100% of Fairchild Holding Corp. ("FHC"). The Company's principal operations are conducted through Banner and FHC. The Company holds a significant equity interest in Nacanco Paketleme ("Nacanco"), and, during the period covered by this report, held a significant equity interest in Shared Technologies Fairchild Inc. ("STFI"). (See Note 4 to the June 30, 1998 Form 10-K Consolidated Financial Statements, as to the disposition of the Company's interest in STFI.)

   The following discussion and analysis provide information which management believes is relevant to assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

GENERAL

   The Company is a leading worldwide aerospace and industrial fastener manufacturer and distributor. Through its 83% owned subsidiary, Banner, the Company is also an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, the Company has become one of the leading aircraft parts suppliers to aircraft manufacturers and aerospace hardware distributors.

   The Company's aerospace business consists of two segments: aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment manufactures and markets high performance fastening systems used in the manufacture and maintenance of commercial and military aircraft. The aerospace distribution segment stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, fixed-base operators, corporate aircraft operators and other aerospace companies.

CAUTIONARY STATEMENT

   Certain statements in the financial discussion and analysis by management contain forward-looking information that involve risk and uncertainty, including current trend information, projections for deliveries, backlog, and other trend projections. Actual future results may differ materially depending on a variety of factors, including product demand; performance issues with key suppliers; customer satisfaction and qualification issues; labor disputes; governmental export and import policies; worldwide political stability and economic growth; and legal proceedings.

RESULTS OF OPERATIONS

Business Combinations

   The following business combinations completed by the Company over the past twelve months significantly effect the comparability of the results from the current period to the prior period.

   On November 20, 1997, STFI entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock received $15.00 per share in cash (the "STFI Merger"). The Company was paid approximately $178.0 million in cash (before tax and selling expenses) in exchange for the common and preferred stock of STFI owned by the Company. The results of STFI have been accounted for as discontinued operations.

   On November 28, 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS+C") in a business combination accounted for as a purchase. The total cost of the acquisition was $14.0 million, which exceeded the fair value of the net assets of AS+C by approximately $8.1 million, which is allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS+C with cash borrowings. AS+C is an aerospace parts, logistics, and distribution company primarily servicing the European original equipment manufacturers ("OEMs") market.

   On March 2, 1998, the Company consummated the acquisition of Edwards and Lock Management Corporation, doing business as Special-T Fasteners ("Special-T"), in a business combination accounted for as a purchase. The cost of the acquisition was approximately $50.0 million, of which 50.1% of the contractual purchase price for the acquisition was paid in shares of Class A Common Stock of the Company and 49.9% was paid in cash. The total cost of the acquisition exceeded the fair value of the net assets of Special-T by approximately $23.6 million, which is preliminarily being allocated as goodwill, and amortized using the straight-line method over 40 years. Special-T manages the logistics of worldwide distribution of Company manufactured precision fasteners to customers in the aerospace industry, government agencies, OEMs, and other distributors.

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of certain subsidiaries to AlliedSignal Inc., in exchange for shares of AlliedSignal Inc. common stock with an aggregate value equal to $369 million. The assets transferred to AlliedSignal Inc. consisted primarily of Banner's hardware group, which included the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $196 million of the common stock received from AlliedSignal Inc. was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company accounts for its remaining investment in AlliedSignal Inc. common stock as an available-for-sale security.

   On December 31, 1998, Banner consummated the sale of Solair, Inc., it's largest subsidiary in the rotables group, to Kellstrom Industries, Inc., in exchange for approximately $60.4 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. In December 1998, Banner recorded a $19.3 million pre-tax loss from the sale of Solair. This loss was included in cost of goods sold as it was primarily attributable to the bulk sale of inventory at prices below the carrying amount of inventory.

Consolidated Results

   The Company currently reports in two principal business segments: Aerospace Fasteners and Aerospace Distribution. The results of the Gas Springs Division are included in the Corporate and Other classification. The following table illustrates the historical sales and operating income of the Company's operations for the three and six months ended December 27, 1998 and December 28, 1997, respectively.

(In thousands)                    Three Months Ended       Six Months Ended
--------------                 ------------------------- --------------------
                               December 28, December 27, December 28 December
                                   1997         1998        1997     27 1998
                               ------------ ------------ ----------- --------
Sales by Segment:
  Aerospace Fasteners            $ 91,014     $102,764    $167,861   $199,322
  Aerospace Distribution          119,614       46,838     242,528     97,366
  Corporate and Other               1,362        1,579       2,724      3,032
  Intersegment Eliminations(a)     (3,374)         --      (10,135)       --
    TOTAL SALES                  $208,616     $151,181    $402,978   $299,720
Operating Results by Segment:
  Aerospace Fasteners            $  6,382     $ 10,647    $  8,892   $ 18,477
  Aerospace Distribution            7,714      (17,285)     17,085    (15,567)
  Corporate and Other                (871)      (3,582)        204     (7,491)
    OPERATING INCOME             $ 13,225     $(10,220)   $ 26,181   $ (4,581)

--------
(a) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.

   The following table illustrates sales and operating income of the Company's operations by segment, on an unaudited pro forma basis, as though the divestitures of Banner's hardware group and Solair, and the acquisitions of Special-T and AS+C had been in effect for the three and six months ended December 28, 1997, and the divestiture of Solair had been in effect for the three and six months ended December 27, 1998. The pro forma information is based on the historical financial statements of the Company, Banner, Special-T, and AS+C giving effect to the aforementioned transactions. The pro forma information is not necessarily indicative of the results of operations that would actually have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

(In thousands)              Three Months Ended         Six Months Ended
--------------           ------------------------- -------------------------
                         December 28, December 27, December 28, December 27,
                             1997         1998         1997         1998
                         ------------ ------------ ------------ ------------
Sales by Segment:
  Aerospace Fasteners      $ 98,391     $102,764     $184,215     $199,322
  Aerospace Distribution     34,710       34,946       72,733       69,047
  Corporate and Other         1,362        1,579        2,724        3,032
    TOTAL SALES            $134,463     $139,289     $259,672     $271,401
Operating Results by
 Segment:
  Aerospace Fasteners      $  8,011     $ 10,647     $ 12,480     $ 18,477
  Aerospace Distribution      1,849        1,652        5,574        3,575
  Corporate and Other        (1,505)      (3,582)        (265)      (7,491)
    OPERATING INCOME       $  8,355     $  8,717     $ 17,789     $ 14,561

   Net sales of $151.2 million in the second quarter of fiscal 1999 decreased by $57.4 million, or 27.5%, compared to sales of $208.6 million in the second quarter of fiscal 1998. Net sales of $299.7 million in the first six months of fiscal 1999 decreased by $103.3 million, or 25.6%, compared to sales of $403.0 million in the first six months of fiscal 1998. This decrease is primarily attributable to the loss of revenues resulting from the disposition of Banner's hardware group. Approximately 2.3% of the fiscal 1999 second quarter and 2.9% of the current six months sales growth was stimulated by the commercial aerospace industry. Recent acquisitions contributed approximately 3.5% and 4.1% to sales growth in the fiscal 1999 second quarter and six-month periods, respectively. While divestitures decreased growth by approximately 33.4% and 32.6% in the fiscal 1999 second quarter and six-month periods, respectively. On a pro forma basis, net sales increased 3.6% and 4.5% for the three and six months ended December 27, 1998, respectively, compared to the same periods ended December 28, 1997.

   Gross margin as a percentage of sales was 11.9% and 17.6% in the three and six months ended December 27, 1998, respectively. Included in cost of goods sold was a charge of $19.3 million recognized on the sale of Solair. This charge was attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory. Excluding this charge, gross margin as a percentage of sales was 20.3% and 24.7% in the second quarter of fiscal 1998 and 1999, respectively, and 25.6% and 24.0% in the first six months of fiscal 1998 and 1999, respectively. The lower margins in the fiscal 1999 period are attributable to a change in product mix in the Aerospace Distribution segment as a result of the disposition of Banner's hardware group. Partially offsetting the overall lower margins was an improvement in margins within the Aerospace Fasteners segment resulting from acquisitions, efficiencies associated with increased production, improved skills of the work force, and reduction in the payment of overtime.

   Selling, general and administrative expense as a percentage of sales was 20.3% and 18.0% in the second quarter of fiscal 1998 and 1999, respectively, and 19.6% and 18.5% in the six month period of fiscal 1998 and 1999, respectively. The improvement in the fiscal 1999 periods is attributable primarily to administrative efficiencies of the Company's ongoing operations.

   Other income decreased $3.8 million in the first six months of fiscal 1999, compared to the first six months of fiscal 1998. The Company recognized $4.4 million of income in the prior period from the involuntary conversion of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York.

   Operating income for the six months ended December 27, 1998 decreased $30.8 million form the comparable prior period, of which 19.3 million was a charge attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory. Excluding the charge related to the sale of Solair in the current period, operating income would have been $ 9.1 million in the second quarter of fiscal 1999, a decrease of 31.2% compared to operating income of $13.2 million in the second quarter of fiscal 1998. Excluding the charge related to the sale of Solair in the current period, operating income would have been $14.7 million in the fist six months of fiscal 1999, a decrease of 43.7% compared to operating income of $26.2 million in the fiscal 1998 six-month period. The decreases are primarily attributable to the loss of operating income resulting from the disposition of Banner's hardware group and the decrease in other income.

   Net interest expense decreased $7.9 million, or 51.9%, in second quarter of fiscal 1999, compared to the second quarter of fiscal 1998. Net interest expense decreased $13.6 million, or 49.0%, in first six months of fiscal 1999, compared to the same period of fiscal 1998. The decreases in the current year were due to a series of transactions completed in fiscal 1998, which significantly reduced the Company's total debt.

   Investment income (loss) improved by $6.0 million in the first six months of fiscal 1999, compared to the same period of fiscal 1998, due to recognizing realized gains in the fiscal 1999 period while recording unrealized holding losses on fair market adjustments of trading securities in the fiscal 1998 period.

   Minority interest improved by $4.0 million in the first six months of fiscal 1999 due to losses reported by Banner in the fiscal 1999 periods primarily resulting from the divestiture of Solair, Inc.

   An income tax benefit of $6.4 million in the first six months of fiscal 1999 represented a 36.0% effective tax rate on pre-tax losses from continuing operations. The tax provision was slightly higher than the statutory rate because amortization of goodwill is not deductible for income tax purposes.

   Included in loss from discontinued operations for the six months ended December 28, 1997, are the results of Fairchild Technologies ("Technologies") and the Company's equity in earnings of STFI prior to the STFI Merger. The Company reported a $30.0 million after-tax gain on disposal of discontinued operations in the fiscal 1998 periods resulting from the disposition of a portion of its investment in STFI. The Company reported a $9.2 million loss on disposal of discontinued operations in the fiscal 1999 periods. This charge is the result of the after-tax operating loss from Technologies exceeding the previous estimate for expected losses from disposal by $2.9 million through December 1998, and the Company taking an additional $6.2 million after-tax charge based on the current estimate of remaining losses in connection with the disposition. While the Company believes that $6.2 million is a reasonable charge for the remaining expected losses in connection with the disposition of Technologies, there can be no assurance that this estimate is adequate.

   In the fiscal 1998 periods ended December 28, 1997, the Company recorded a $3.0 million extraordinary loss, net, from the write-off of deferred loan fees associated with the early extinguishment of credit facilities that were significantly modified and replaced as part of a refinancing.

   Comprehensive income (loss) includes foreign currency translation adjustments and unrealized holding changes in the fair market value of available for-sale investment securities. Foreign currency translation adjustments increased by $2.3 million and $7.6 million in the three and six months ended December 27, 1998. The fair market value of unrealized holding securities increased by $27.6 million in the second quarter and declined by $2.8 million in the six months ended December 27, 1998. The changes reflect primarily market fluctuations in the value of AlliedSignal common stock, which the Company received from the disposition of Banner's hardware group.

Segment Results

Aerospace Fasteners Segment

   Sales in the Aerospace Fasteners segment increased by $11.8 million in the second quarter of fiscal 1999 and $31.5 million in the first six months of fiscal 1999, compared to same periods of fiscal 1998, reflecting growth experienced in the commercial aerospace industry combined with the effect of acquisitions. Approximately 4.8% and 9.0% of the increase in sales resulted from internal growth in the current quarter and six-month period, respectively, while acquisitions contributed approximately 8.1% and 9.7% of the increase in the current quarter and six-month period, respectively. New orders have leveled off in recent months. Backlog was reduced to $158 million at December 27, 1998, down from $177 million at June 30, 1998. On a pro forma basis, including the results from acquisitions in the prior period, sales increased by 4.4% and 8.2% in the second quarter and first six months of fiscal 1999, respectively, compared to the same periods of the prior year.

   Operating income improved by $4.3 million, or 66.8%, in the second quarter and $9.6 million, or 108%, in the first six months of fiscal 1999, compared to the fiscal 1998 periods. Acquisitions and marketing changes contributed to this improvement. Approximately 67.4% of the increase in operating income during the first six months of fiscal 1999 reflected internal growth, while acquisitions contributed approximately 40.4% to the increase. On a pro forma basis, operating income increased by 32.9% and 48.1%, for the quarter and six months ended December 27, 1998, respectively, compared to the quarter and six months ended December 28, 1997.

Aerospace Distribution Segment

   Aerospace Distribution sales decreased by $72.8 million, or 60.8% in the second quarter and $145.2 million, or 59.9%, for the fiscal 1999 six-month period, compared to the fiscal 1998 periods, due primarily to the loss of revenues as a result of the disposition of Banner's hardware group. Approximately 58.4% of the decrease in sales in the current six-month period resulted from divestitures, and approximately 1.5% resulted from a decrease in internal growth. On a pro forma basis, excluding sales contributed by dispositions, sales increased 0.7% in the second quarter and decreased 5.1% in the first six months of fiscal 1999, compared to the same periods in the prior year.

   Operating income for the three and six months ended December 27, 1998 decreased by $25.0 million and $32.7 million, respectively as compared to the prior periods. Included in the current period results was a charge of $19.3 million attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory. Excluding this charge relating to the sale of Solair in the current period, operating income would have decreased by $5.7 million in the second quarter and $13.3 million in the first six months of fiscal 1999, compared to the same periods of the prior year, due primarily to the disposition of Banner's hardware group. On a pro forma basis, excluding results from dispositions, operating income decreased $0.2 million in the second quarter and $2.0 million in the first six months of fiscal 1999, compared to the same periods of the prior year.

Corporate and Other

   The Corporate and Other classification includes the Gas Springs Division and corporate activities. The group reported a slight improvement in sales in the fiscal 1999 periods, compared to fiscal 1998 periods. An operating loss of $7.5 million in the first six months of fiscal 1999 was $7.7 million lower than operating income of $0.2 million reported in the first six months of fiscal 1998. The comparable period in the prior year included other income of $4.4 million realized as a result of the sale of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York and a decline in legal expenses.

Financial Condition, Liquidity and Capital Resources

   Total capitalization as of June 30, 1998 and December 27, 1998 amounted to $789.6 million and $743.1 million, respectively. The changes in capitalization included an decrease in debt of $12.6 million and a decrease in equity of $33.9 million. The decrease in debt was the result proceeds received from the divestiture of Solair used to reduce debt, offset partially from additional borrowings for investment purposes and the purchase of some of the Company's common stock. The decrease in equity was due primarily to a $22.1 million purchase of treasury stock and the $16.8 million reported loss, offset partially by a $4.8 million increase in cumulative other comprehensive income.

   The Company maintains a portfolio of investments classified as available-for-sale securities, which had a fair market value of $252.7 million at December 27, 1998. The market value of these investments decreased $2.8 million in the first six months of fiscal 1999. While there is risk associated with market fluctuations inherent to stock investments, and because the Company's portfolio is small and predominately consists of a large position in AlliedSignal common stock, large swings in the value of the portfolio should be expected. In the six months ended December 27, 1998, the Company reclassified a large portion of its investment portfolio to current assets as a result of an increased probability that these investments will be liquidated during the next twelve months, subject to market conditions.

   Net cash used by operating activities for the six months ended December 28, 1997 and December 27, 1998 was $91.8 million and $36.8 million, respectively. The primary use of cash for operating activities in the first six months of fiscal 1999 was a decrease of $47.5 million in accounts payable and accrued liabilities, and increases in inventories of $20.1 million and other non-current assets of $17.6 million. Partially offsetting the use of cash from operating activities was a $30.2 increase in other non-current liabilities and a $13.6 million decrease in accounts receivable. In the first six months of fiscal 1998 the primary use of cash for operating activities was a $33.7 million increase in inventories, $16.6 million increase in other current assets and accounts receivable of $7.3 million and a $35.0 million decrease in accounts payable and other accrued liabilities.

   Net cash provided from investing activities for the six months ended December 27, 1998 and December 28, 1997, amounted to $59.5 million and $34.5 million, respectively. In the first six months of fiscal 1999, the primary source of cash from investing activities was $57.0 million of net proceeds received from disposition of Solair, Inc., offset partially by $16.0 million of capital expenditures and $15.6 million used to purchase investments. In the first six months of fiscal 1998, the primary source of cash from investing activities were $84.7 million of net proceeds received from investment liquidations in STFI, offset partially by $16.0 million of capital expenditures.

   Net cash provided by (used for) financing activities for the six months ended December 27, 1998 and December 28, 1997, amounted to $52.5 million and $(35.4) million, respectively. Cash used for financing activities in the first six months of fiscal 1999 included a $69.4 million repayment of debt and the $22.1 million purchase of treasury stock, offset partially by a $55.8 million net increase from the issuance of additional debt. The primary source of cash provided by financing activities in the first six months of fiscal 1998 was the net proceeds received from the issuance of additional stock of $53.7 million.

   The Company's principal cash requirements include debt service, capital expenditures, acquisitions, and payment of other liabilities. Other liabilities that require the use of cash include postretirement benefits, environmental investigation and remediation obligations, and litigation settlements and related costs. The Company expects that cash on hand, cash generated from operations, and cash from borrowings and asset sales will be adequate to satisfy cash requirements.

Proposed Mergers

   On December 28, 1998, the Company announced that it had signed a definitive merger agreement to acquire Kaynar Technologies Inc. ("Kaynar"), an aerospace and industrial fastener manufacturer and tooling company, through a merger of Kaynar with a wholly-owned subsidiary of the Company. The purchase price is $239 million for Kaynar common and preferred stock, $28 million for a covenant not to compete from the majority Kaynar shareholder, and the Company will assume approximately $98 million of Kaynar's debt. A majority of the holders of all classes of Kaynar stock have agreed to vote in favor of the merger. The transaction is subject to certain conditions, including financing and regulatory approval.

   On January 11, 1999, the Company reached an agreement and plan of merger to acquire all of the remaining stock of Banner not already owned by the Company. Currently, the Company owns approximately 85% of Banner's capital stock, consisting of Banner common stock and Banner preferred stock, and public shareholders own the remainder. The merger agreement is subject to approval by Banner stockholders, and certain other conditions being satisfied or waived. Pursuant to the merger agreement, each outstanding share of Banner's common stock, other than shares owned by the Company and its affiliates, will be converted into the right to receive $11.00 in market value of newly issued shares of the Company's Class A Common Stock. The merger consideration is subject to adjustments based on the price of the Company's Class A Common Stock and the value of certain shares of AlliedSignal common stock owned by Banner. The Company and Banner believe that combining will more closely coordinate the activities of the two companies. In addition, the Company expects that the merger will provide opportunities for reducing expenses, including saving the costs of operating Banner as a separate public company. After the merger, Banner will be a wholly-owned subsidiary of Fairchild.

Discontinued Operations

   For the Company's fiscal years ended June 30, 1996, 1997, 1998, and for the first six months of fiscal 1999, Fairchild Technologies ("Technologies") had pre-tax operating losses of approximately $1.5 million, $3.6 million, $48.7 million, and $16.1 million, respectively. In response, in February 1998, the Company adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity, work force, and the pursuit of potential vertical and horizontal integration with peers and competitors of Technologies. The Company believes that it may be required to contribute substantial additional resources to provide Technologies with the liquidity necessary to continue operating before such integration is completed.

Uncertainty of the Spin-Off

   In order to focus its operations on the aerospace industry, the Company has been considering for some time distributing (the "Spin-Off") to its stockholders certain of its assets via distribution of all of the stock of Fairchild Industrial Holdings Corp. ("FIHC"), which may own all or a substantial part of the Company's non-aerospace operations. The Company is still in the process of deciding the exact composition of the assets and liabilities to be included in FIHC, but such assets would be likely to include certain real estate interests and the Company's 31.9% interest in Nacanco Paketleme (the largest producer of aluminum cans in Turkey). The ability of the Company to consummate the Spin-Off, if it should choose to do so, would be contingent, among other things, on obtaining consents and waivers under the Company's credit facility and all necessary governmental and third party approvals. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders. In addition, the Company may encounter unexpected delays in effecting the Spin-Off, and the Company can make no assurance as to the timing thereof. There can be no assurance that the Spin-Off will occur.

   Depending on the ultimate structure and timing of the Spin-Off, it may be a taxable transaction to stockholders of the Company and could result in a material tax liability to the Company and its stockholders. The amount of the tax to the Company and the shareholders is uncertain, and if the tax is material to the Company, the Company may elect not to consummate the Spin-Off. Because circumstances may change and provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, the Company may, depending on various factors, restructure or delay the timing of the Spin-Off to minimize the tax consequences thereof to the Company and its stockholders, or elect not to consummate the Spin-Off. Pursuant to the Spin-Off, it is expected that FIHC may assume certain liabilities (including contingent liabilities) of the Company and may indemnify the Company for such liabilities. In the event that FIHC is unable to satisfy the liabilities, which it will assume in connection with the Spin-Off, the Company may have to satisfy such liabilities.

Year 2000

   As the end of the century nears, there is a widespread concern that many existing data processing devices that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not properly modified, these data processing devices could fail, create erroneous results, or cause unanticipated systems failures, among other problems. In response, Fairchild has developed a worldwide Year 2000 readiness plan that is divided into a number of interrelated and overlapping phases. These phases include corporate awareness and planning, readiness assessment, evaluation and prioritization of solutions, implementation of remediation, validation testing, and contingency planning. Each phase is discussed below.

   Awareness. In the corporate awareness and planning phase, Fairchild formed a Year 2000 project group under the direction of Fairchild's Chief Financial Officer, identified and designated key personnel within Fairchild to coordinate its Year 2000 efforts, and retained the services of outside technical review and modification consultants. The project group prepared an overall schedule and working budget for Fairchild's Year 2000 plan. Fairchild has completed this phase of its Year 2000 plan. Fairchild evaluates its information technology applications regularly, and based on such evaluation revises the schedule and budget to reflect the progress of Fairchild's Year 2000 readiness efforts. The Chief Financial Officer regularly reports to Fairchild's management and the audit committee of the board of directors on the status of the Year 2000 project.

   Assessment. In the readiness assessment phase, Fairchild, in coordination with its technical review consultants, has been evaluating Fairchild's Year 2000 preparedness in a number of areas, including its information technology infrastructure, external resources, physical plant and production facilities, equipment and machinery, products and inventory. Fairchild has substantially completed this phase of its Year 2000 Plan. However, Fairchild is continuing to assess the extent and implications relating to product inventories maintained by Fairchild technologies business that include embedded data processing technology. In addition, pending the completion of all validation testing, Fairchild continues to review all aspects of its year 2000 preparedness on a regular basis. In this respect, Fairchild has designated officers at each business segment to provide regular assessment updates to our outside consultants. These consultants are assimilating a range of alternative methods to complete each phase of its Year 2000 plan and are reporting regularly their findings and conclusions to Fairchild's Chief Financial Officer.

   Evaluation. In the evaluation and prioritization of solutions phase, Fairchild seeks to develop potential solutions to the Year 2000 issues identified in Fairchild's readiness assessment phase, consider those solutions in light of Fairchild's other information technology and business priorities, prioritize the various remediation tasks, and develop an implementation schedule. This phase is ongoing and will not be completed until after October 31, 1999, when all validation testing is anticipated to be completed. However, identified problems are corrected as soon as practicable after identification. To date, Fairchild has not identified any major information technology system or non-information technology system that it must replace in its entirety for Year 2000 reasons. Fairchild has also determined that most of the Year 2000 issues identified in the assessment phase can be addressed satisfactorily through system modifications, component upgrades and software patches. Thus, Fairchild does not presently anticipate incurring any material systems replacement costs relating to the Year 2000 issues.

   Implementation. In the implementation of remediation phase, Fairchild, with the assistance of its technical review and modification consultants, began to implement the proposed solutions to any identified Year 2000 issues. The solutions include equipment and component upgrades, systems and software patches, reprogramming and resetting machines, and other modifications. Substantially all of the material systems within the aerospace fasteners and aerospace distribution segments of Fairchild's business are currently Year 2000 ready. However, Fairchild is continuing to evaluate and implement Year 2000 modifications to embedded data processing technology in certain manufacturing equipment used in its aerospace fasteners segment. At Fairchild Technologies, Fairchild intends, but has no specific plan, to replace and upgrade a number of its systems that are not Year 2000 compliant.

   Testing. In the validation testing phase, Fairchild seeks to evaluate and confirm the results of its Year 2000 remediation efforts. In conducting its validation testing, Fairchild is using, among other things, proprietary testing protocols developed internally and by Fairchild's technical review and modification consultants, as well as testing tools such as Greenwich Mean Time's Check 2000 and SEMATECH's Year 2000 Readiness Testing Scenarios Version
2.0. The Greenwich tools identify potential Year 2000-related software and data problems, and the SEMATECH protocols validate the ability of data processing systems to rollover and hold transition dates. Testing for the aerospace fasteners segment is approximately 20 percent complete, and testing for the aerospace distribution segment is approximately 30 to 40 percent complete. To date, the results of Fairchild's validation testing have not revealed any new and significant Year 2000 issues or any ineffective remediation. Fairchild expects to complete testing of its most critical information technology and related systems by June 30, 1999.

   Contingency Planning. In the contingency planning phase, Fairchild, together with its technical review consultants, is assessing the Year 2000 readiness of its key suppliers, distributors, customers and service providers. Toward that objective, Fairchild has sent letters, questionnaires and surveys to its business partners, inquiring about their Year 2000 readiness arrangements. The average response rate to date has been approximately 40%, but all of our most significant business partners have responded to our inquiries. In this phase, Fairchild also began to evaluate the risks to Fairchild that its failure or the failure of others to be Year 2000 ready would cause a material disruption to, or have a material effect on, Fairchild's financial condition, business or operations. So far, we have identified only our aerospace fasteners MRP system as being both mission critical and potentially at risk. In mitigation of this concern, we have engaged a consultant to test and evaluate the manufacturer-designed Year 2000 patches for the system. This testing has only recently commenced, but no significant problems have been identified. Fairchild also is developing and evaluating contingency plans to deal with events arising from significant Year 2000 issues outside of our infrastructure. In this regard, Fairchild is considering the advisability of augmenting its inventories of certain raw materials and finished products, securing additional sources for certain supplies and services, arranging for back-up utilities, and exploring alternate distribution and sales channels, among other things.

   The following chart summarizes Fairchild's progress, by phase and business segment, in completing its Year 2000 plan:

                     Percentage of Year 2000 Plan Completed
                        (By Phase and Business Segment)

                            1997 Quarter Ended                    1998 Quarter Ended
                         ------------------------ ---------------------------------------------------
                                                                                              Work
                         September 30 December 27 March 31 June 30 September 30 December 27 Remaining
                         ------------ ----------- -------- ------- ------------ ----------- ---------
Awareness:
  Aerospace Fasteners...      50%         100%      100%     100%      100%          100%         0%
  Aerospace
   Distribution.........     100          100       100      100       100           100          0
Assessment:
  Aerospace Fasteners...                   25        50       75       100           100          0
  Aerospace
   Distribution.........                    0         0        0        50           100          0
Evaluation:
  Aerospace Fasteners...                                                 0            70         30
  Aerospace
   Distribution.........                                                20           100          0
Implementation:
  Aerospace Fasteners...                                                              50         50
  Aerospace
   Distribution.........                                                              40         60
Testing:
  Aerospace Fasteners...                                                              20         80
  Aerospace
   Distribution.........                                                           30-40      60-70
Contingency Planning:
  Aerospace Fasteners...                                                 0            20         80
  Aerospace
   Distribution.........                                                25            50         50

   The following chart summarizes the total costs incurred by Fairchild as of December 27, 1998, by business segment, to address Year 2000 issues, and the total costs Fairchild reasonably anticipates incurring during the next twelve months relating to the Year 2000 issue.

                                        Year 2000 Costs as Anticipated Year 2000
                                         of December 27,   Costs During the Next
                                              1998:           Twelve Months:
                                        ------------------ ---------------------
  Aerospace Fasteners Segment..........      $250,000           $2,000,000
  Aerospace Distribution Segment.......      $550,000           $  100,000

   Fairchild has funded the costs of its Year 2000 plan from general operating funds, and all such costs have been deducted from income. To date, the costs associated with Fairchild's Year 2000 efforts have not had a material effect on, and have caused no delays with respect to, our other information technology programs or projects.

   Fairchild anticipates that it will complete its Year 2000 preparations by October 31, 1999. Although Fairchild's Year 2000 assessment, evaluation, implementation, testing and contingency planning phases are not yet complete, Fairchild does not currently believe that Year 2000 issues will materially affect its business, results of operations or financial condition. However, in some international markets in which Fairchild conducts business, the level of awareness and remediation efforts by third parties, utilities and infrastructure managers relating to the Year 2000 issue may be less advanced than in the United States, which could, despite our efforts, have an adverse effect on Fairchild. If Fairchild's Year 2000 programs are not completed on time, or its mission critical systems are not Year 2000 ready, Fairchild could be subject to significant business interruptions, and could be liable to customers and other third parties for breach of contract, breach of warranty, misrepresentation, unlawful trade practices and other claims.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its reportable operating segments in annual and interim financial reports. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will adopt SFAS 131 in fiscal 1999.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132") "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pensions and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. The Company will adopt SFAS 132 in fiscal 1999.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. It requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. The corresponding derivative gains or losses are reported based on the hedge relationship that exists, if any. Changes in the fair value of hedges that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in earnings. Most of the general qualifying criteria for hedge accounting under SFAS 133 were derived from, and are similar to, the existing qualifying criteria in SFAS 80 "Accounting for Futures Contracts." SFAS 133 describes three primary types of hedge relationships: fair value hedge, cash flow hedge, and foreign currency hedge. The Company will adopt SFAS 133 in fiscal 1999 and is currently evaluating the financial statement impact.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, which include interest rate swaps. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

                                         Expected Fiscal Year Maturity Date
                                       -----------------------------------------
                                       1999  2000    2001   2002 2003 Thereafter
                                       ---- ------  ------  ---- ---- ----------
Interest Rate Swaps:
  Variable to Fixed................... --   20,000  60,000  --   --    100,000
  Average cap rate.................... --     7.25%   6.81% --   --       6.49%
  Average floor rate.................. --     5.84%   5.99% --   --       6.24%
  Weighted average rate............... --     4.99%   4.80% --   --       5.44%
  Fair Market Value................... --      (88)   (731) --   --     (9,828)

                           PART II OTHER INFORMATION

Item 1. Legal Proceedings

   The information required to be disclosed under this Item is set forth in Footnote 10 (Contengencies) of the Consolidated Financial Statements (Unaudited) included in this Report.

Item 2. Changes in Securities and Use of Proceeds

   On December 4, 1998, Banner Aerospace, Inc. (a subsidiary of the Company) donated 6,650 unregistered shares of the Company's Class A Common Stock to Brandeis University. Such shares were previously treated as Treasury Shares by the Company. As this was a charitable contribution, no proceeds were received either by the Company or its subsidiary in connection with the donation.

Item 4. Submission of Matters to a vote of Security Holders

   The Annual Meeting of Stockholders of the Company was held on November 19, 1998. Seven matters of business were held to vote for the following purposes:
(1) to elect fourteen directors of the Company for the ensuing year ("Proposal 1"); (2) to amend the Company's Stock Option Plan by increasing the number of shares issuable thereunder ("Proposal 2"); (3) to amend the Company's Stock Option Plan to permit plan participants to defer the gain that would otherwise be received by such participants upon the exercise of an option ("Proposal 3");
(4) to approve the grant of stock options to certain executive officers and employees under the Company's Stock Option ("Proposal 4"); (5) to approve the material terms of performance goals for fiscal 1999 incentive compensation award for the Company's President and Chief Operating Officer ("Proposal 5");
(6) to approve the material terms of performance goals for fiscal 1999 incentive compensation award for the Company's Chief Executive Officer ("Proposal 6"); and (7) to approve the amendment to a warrant issued to an affiliate of the Company's Chief Executive Officer ("Proposal 7"). The following tables provide the shareholder election results in number of shares:

Proposal 1

                                                              Votes For
                                                               Withheld   Votes
      Directors:                                              ---------- -------
      Michael T. Alcox....................................... 43,306,167 201,656
      Melville R. Barlow..................................... 43,302,267 205,556
      Mortimer M. Caplin..................................... 43,269,587 238,236
      Colin M. Cohen......................................... 43,312,279 195,544
      Philip David........................................... 43,305,592 202,231
      Robert E. Edwards...................................... 43,307,212 200,611
      Harold J. Harris....................................... 43,313,884 193,939
      Daniel Lebard.......................................... 43,308,789 199,034
      Jacques S. Moskovic.................................... 43,280,157 227,666
      Herbert S. Richey...................................... 43,281,494 226,329
      Moshe Sanbar........................................... 43,310,784 197,039
      Robert A. Sharpe....................................... 43,304,697 203,126
      Eric I. Steiner........................................ 43,297,871 209,952
      Jeffrey J. Steiner..................................... 43,298,870 208,953

                                             Votes
                      Votes For             Against            Abstain           Non-Vote
                      ----------           ---------           -------           ---------
     Proposal 2       40,363,495           3,082,510            61,818           2,235,142
     Proposal 3       41,339,967           2,108,882            58,973           2,235,143
     Proposal 4       41,139,504           2,284,684            83,635           2,235,142
     Proposal 5       36,676,003             675,496            81,954           8,309,512
     Proposal 6       36,652,364             681,247            99,842           8,309,512
     Proposal 7       36,647,952             683,542           101,960           8,309,511

Item 5. Other Information

   Articles have appeared in the French press reporting an inquiry by a French magistrate into certain allegedly improper business transactions involving Elf Acquitaine, a French petroleum company, its former chairman and various third parties, including Maurice Bidermann. In connection with this inquiry, the magistrate has made inquiry into allegedly improper transactions between Mr. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted written statements concerning the transactions and appeared in person before the magistrate and others. Mr. Steiner, who has been put under examination (mis en examen), by the magistrate, with respect to this matter, has not been charged.

   Mr. Steiner appeared before the Tribunal de Grande Instance de Paris to answer a charge of knowingly benefiting in 1990 from a misuse by Mr. Bidermann of corporate assets of Societe Generale Mobiliere et Immobiliere, a French corporation in which Mr. Bidermann is believed to have been the sole shareholder. Mr. Steiner has paid a fine of two million French Francs in connection therewith.

Item 6. Exhibits and Reports on Form 8-K

    (a) Exhibits:

(Stinbes Warrants)

 *10.1 Amendment of Warrant Agreement dated December 12, 1998, effective retroactively as of September 17, 1998, between Registrant and Stinbes
       Limited.

(Other Material Contracts)

  10.2 Agreement and Plan of Merger by and between The Fairchild Corporation,
       MTA, Inc. and Banner Aerospace, Inc., dated as of January 11, 1999
       (incorporated by reference to Registrants' Registration Statement on
       Form S-4, filed on January 15, 1999).
  10.3 Agreement and Plan of Reorganization by and among The Fairchild
       Corporation, Dah Dah, Inc. and Kaynar Technologies Inc. dated as of
       December 26, 1998 (incorporated by reference to Registrant's Report on
       Form 8-K dated December 30, 1998).
  10.4 Voting and Option Agreement by and among The Fairchild Corporation, Dah
       Dah, Inc., CFE Inc., and General Electric Capital Corporation dated as of December 26, 1998 (incorporated by reference to Registrant's Report on Form 8-K dated December 30, 1998).
  10.5 Voting Agreement by and between The Fairchild Corporation and Jordan A.
       Law dated as of December 26, 1998 (incorporated by reference to
       Registrant's Report on Form 8-K dated December 30, 1998).
  10.6 Voting Agreement by and between The Fairchild Corporation and David A.
       Werner dated as of December 26, 1998 (incorporated by reference to
       Registrant's Report on Form 8-K dated December 30, 1998).
  10.7 Voting Agreement by and between The Fairchild Corporation and Robert L.
       Beers dated as of December 26, 1998 (incorporated by reference to
       Registrant's Report on Form 8-K dated December 30, 1998).
  10.8 Voting Agreement by and between The Fairchild Corporation and LeRoy A.
       Dack dated as of December 26, 1998 (incorporated by reference to
       Registrant's Report on Form 8-K dated December 30, 1998).
 *27   Financial Data Schedules.

--------
 * Filed herewith

   (b) Reports on Form 8-K:

    There have been no reports on Form 8-K filed during the quarter.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to the signed on its behalf by the undersigned hereunto duly authorized.

                                          For The Fairchild Corporation
                                          (Registrant) and as its Chief
                                          Financial Officer:

                                          By:          Colin M. Cohen
                                            -----------------------------------
                                              Senior Vice President and Chief
                                                      Financial Officer

Date: February 5, 1999

                         AMENDMENT OF WARRANT AGREEMENT
             BETWEEN THE FAIRCHILD CORPORATION AND STINBES LIMITED FOR 375,000 SHARES OF CLASS A OR CLASS B COMMON STOCK

   This Amendment of Warrant Agreement (the "Amendment"), dated December 28, 1998, effective retroactively as of September 17, 1998, is made for the purpose of modifying (as provided below) the Warrant Agreement dated as of March 13, 1986 (the "Warrant Agreement"), between The Fairchild Corporation, p/k/a Banner Industries, Inc., a Delaware corporation (the "Company"), and Stinbes Limited. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Warrant Agreement. This amendment was approved (as a form of compensation to Jeffrey Steiner) by the Company's shareholders at the 1998 Annual Meeting held on November 19, 1998.

                                    RECITALS

A. On March 13, 1986, the Company entered into the Warrant Agreement with Drexel Burnham Lambert ("DBL"), and (pursuant to the terms of the Warrant Agreement) issued to DBL warrants to purchase up to an aggregate of 200,000 shares of either Class A or Class B common stock of the Company (the "Warrants"). The Warrants were issued in conjunction with DBL acting as the underwriter for the public offering of certain of the Company's debentures.

B. Pursuant to a Purchase and Sale Agreement dated as of January 4, 1989, Jeffrey J. Steiner ("Steiner"), DBL and the Company, Steiner purchased 187,500 Warrants from DBL (subject to all the benefits and obligations under the Warrant Agreement).

C. Section 5.1 of the Warrant Agreement provides that the Warrant Price and the number of Warrant Shares are subject to adjustment upon the occurrence of certain events pursuant to the terms of Section 9 of the Warrant Agreement. In June, 1989, as a result of a two-for-one stock split (an adjustable event as defined in Section 9 of the Warrant Agreement) the number of Warrant Shares in favor of Steiner was increased to 375,000, and the Warrant Price was decreased to $7.67 per share.

D. On September 12, 1991, the Board of Directors of the Company voted to renew the Warrants issued in favor of Steiner, which had expired on March 13, 1991, for an extended term to expire on March 13, 1993. On March 8, 1993, the Board of Directors of the Company voted to extend the Expiration Date of the Warrants to March 13, 1995. On February 16, 1995, the Board of Directors of the Company voted to extend the Expiration Date of the Warrants to March 13, 1997.

E. On March 22, 1993, Steiner assigned the Warrants to Bestin Ltd. On May 31, 1993, Bestin Ltd. assigned the Warrants to Stinbes Limited. Stinbes Limited is an affiliate of Steiner.

F. By Board action taken on February 21, 1997, and again on September 11, 1997, and September 26, 1997, the Board of Directors of the Company voted to extend the Expiration Date of the Warrants to March 13, 2002, subject to the following modifications: (i) effective as of February 21, 1997, the Expiration Date of any issued Warrants, outstanding and unexpired on that date, shall be March 13, 2002; (ii) effective as of February 21, 1997, the Warrant Price shall be $7.67 per share, increased by two tenths of one cent ($.002) for each day subsequent to March 13, 1997, but fixed at $7.80 per share after June 30, 1997.

G.  On February 9, 1998, the Board voted to modify the Warrant Agreement to:
    (i) revise the window periods during which the Warrants may be exercised; and (ii) to provide that the payment of the Warrant Price may be made in shares of the Company's Class A or Class B Common Stock.

H. On September 17, 1998, subject to shareholder approval, in recognition of services performed by Mr. Steiner, the Compensation Committee and the Board voted to modify the Warrant Agreement to: (i) revise the window period during which the Warrants may be exercised; (ii) to revise the Warrant Price; and (iii) to provide that these amendments to the Warrants shall be deemed additional compensation to the Chief Executive Officer;

I. Section 17 of the Warrant Agreement provides that the Company and the Holder may, from time to time, supplement or amend the Warrant Agreement in any manner which "the Company may deem necessary or desirable and which shall not be inconsistent with the provisions of the Warrants and which shall not adversely affect the interest of the Holders."

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein, and for other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:

1. Effective as of September 17, 1998, the Warrants may not be exercised except within any one of the following window periods: (a) Window Period One: at any time on or prior to March 9, 2000 (two years from the date of the merger of Shared Technologies Fairchild, Inc. with Intermedia Communications, Inc.); (b) Window Period Two: within 365 days after a change of control of the Company, as defined in the Fairchild Holding Corp. Credit Agreement with Citicorp et. al.; or (c) Window Period Three: within 365 days after a change of control of Banner Aerospace, Inc., as defined in the Banner Aerospace, Inc. Credit Agreement with Citicorp. et. al. In no event may the Warrants be exercised after March 13, 2002.

2. Effective as of September 17, 1998, the Warrant Price at which the Warrants may be exercised during Window Period One shall be $7.80 per share, plus two tenths of one cent ($.002) for each day subsequent to March 9, 1999. The Warrant Price at which the Warrants may be exercised during Window Periods Two and Three shall be $7.80 per share.

3. The amendments made to the Warrants effective as of September 17, 1998 (outlined above) are made in recognition of the services performed by Mr. Jeffrey Steiner in connection with the extraordinary transactions during fiscal 1998 and are intended to be deemed additional compensation. The amendments were approved by the Company's shareholders at the 1998 Annual Meeting (held on November 19, 1998).

4. Each reference in the Warrant Agreement to "this Agreement" "hereunder", "hereof", "herein", or words of like import shall mean and be a reference to the Warrant Agreement, as amended, extended or modified previously or hereby, and each reference to the Warrant Agreement and any other document, instrument or agreement executed and/or delivered in connection with the Warrant Agreement shall mean and be a reference to the Warrant Agreement as amended, extended, or modified previously or hereby.

5. Except as specifically modified herein, the Warrant Agreement shall remain in full force and effect and is hereby ratified and confirmed.

6.  This Amendment may be executed in multiple counterparts.

   IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.

                                          THE FAIRCHILD CORPORATION

                                          By:
                                            /s/
                                            -----------------------------------
                                                     Donald E. Miller
                                               Executive Vice President and
                                                    Corporate Secretary

                                          STINBES LIMITED

                                          By:
                                            /s/
                                            -----------------------------------
                                                        David Faust
                                                      Vice President

                                                                      APPENDIX D

              [Letterhead of Houlihan, Lokey Howard & Zukin Capital]

                                                                January 11, 1999


The Special Committee of the Board of Directors of Banner Aerospace, Inc. c/o Mr. Steven L. Gerard
Chairman of the Special Committee of the Board of Directors
150 East 61st Street
New York, NY 10021

Gentlemen:

  We understand that The Fairchild Corporation ("Fairchild") has proposed to purchase the remaining outstanding shares of Banner Aerospace, Inc. ("Banner" or the "Company") that it does not already own for $11.00 per share payable in Fairchild common stock pursuant to the terms of an agreement and plan of merger (the "Agreement") dated January 11, 1999, among the Company, Fairchild and MTA, Inc., a wholly owned subsidiary of Fairchild. As more specifically set forth in the Agreement, each Banner shareholder will be entitled to receive common stock in Fairchild at the exchange rate of $11.00 per Banner share subject to certain adjustments in the Agreement. Such transaction and all related transactions are referred to collectively herein as the "Transaction."

  You have requested our opinion (the Opinion) as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction.

  In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

    1. reviewed the Company's annual reports to shareholders and Form 10-K for the fiscal years ended March 31, 1995 through March 31, 1998 and quarterly reports on Form 10-Q for the two quarters ended September 30, 1998, and interim financial statements for the period ended October 31, 1998, which the Company's management has identified as being the most current financial statements available;

    2. reviewed Fairchild's annual reports to shareholders and Form 10-K for the fiscal years ended June 30, 1995 through June 30, 1998, and quarterly report on Form 10-Q of Fairchild for the quarter ended September 30, 1998;

    3. reviewed Fairchild's results, prepared by management, for the fiscal year ending June 30, 1998, pro-forma the acquisition of Kaynar Technologies Inc.;

    4. reviewed a draft copy of the Agreement among The Fairchild
  Corporation, MTA, Inc. and Banner Aerospace, Inc. dated January 1999;

    5. met with certain members of the senior management of the Company and Fairchild to discuss the operations, financial condition, future prospects and projected operations and performance of the Company and Fairchild, respectively;

    6. visited the business offices of the Company and Fairchild located in Chantilly, Virginia;

    7. reviewed pro forma financial statements and projections for the Company and Fairchild dated December 30, 1998 prepared by the management of the Company and Fairchild for the years ending June 30, 1998 through 2004;

    8. reviewed the charter and by-laws of the Company;

    9. reviewed the historical market prices and trading volume for the Company's and Fairchild's publicly traded securities;

    10. reviewed certain other publicly available financial data for certain companies that we deemed comparable to the Company and Fairchild, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

    11. reviewed drafts of certain documents to be delivered at the closing of the Transaction; and

    12. conducted such other studies, analyses and inquiries as we have deemed appropriate.

  We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and Fairchild, and, except as disclosed in such financial forecasts and projections, that there has been no material change in the assets, financial condition, business or prospects of the Company or Fairchild since the date of the most recent financial statements made available to us.

  We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company or Fairchild and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or Fairchild. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

  Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public common stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

                                        HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

                                                                      APPENDIX E
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

                       Pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934

                 Date of Report (Date of earliest event reported)
                                   March 2, 1998

                           The Fairchild Corporation
             (Exact name of registrant as specified in its charter)

                                    Delaware
                 (State or other jurisdiction of incorporation)

                  1-6560                                 34-072857
         (Commission File Number)            (IRS Employer Identification No.)

Washington Dulles International Airport                  20153
         300 West Service Road                         (Zip Code)
             P.O. Box 10803
          Chantilly, Virginia
    (Address of principal executive
                offices)

       Registrant's telephone number, including area code (703) 478-5800

                                      N.A.
         (Former name or former address, if changed since last report)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 2. ACQUISITION OR DISPOSITION OF ASSETS.

   On March 2, 1998, The Fairchild Corporation, a Delaware corporation (the "Company"), consummated the acquisition of Edwards & Lock Management Corp., dba Special T Fasteners, a California corporation ("Special-T"), from the stockholders of Special-T pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of January 28, 1998 as amended on February 20, 1998, and March 2, 1998.

   The purchase price for the acquisition was $46.5 million of which $23.5 million was paid in shares of Class A Common Stock of the Company and the remainder was paid in cash. The purchase price is subject to certain post-closing adjustments.

   Special-T is a distributor of aerospace fasteners. In 1997, Special-T had sales of approximately $52.9 million and operating earnings of approximately $9.1 million of which $30.8 million in sales and $4.7 million in operating earnings related to the Company's aerospace fasteners segment.

   For a more complete description of the acquisition, reference is hereby made to the Merger Agreement (a copy of which is filed as an exhibit hereto).

Item 7. FINANCIAL STATEMENTS AND EXHIBITS.

   (a) Financial Statements of Business Acquired

   As of the date of filing of this Current Report on Form 8-K, it is impracticable for the Registrant to provide the pro forma financial information required by this Item 7(a). In accordance with Item 7(a) of Form 8-K, such financial statements shall be filed by amendment to this Form 8-K no later than 60 days after March 2, 1998.

   (b) Pro Forma Financial Information

   As of the date of filing of this Current Report on Form 8-K, it is impracticable for the Registrant to provide the pro forma financial information required by this Item 7(b). In accordance with Item 7(b) of Form 8-K, such financial statements shall be filed by amendment to this Form 8-K no later than 60 days after March 2, 1998.

   (c) Exhibits

1 Agreement and Plan of Merger dated as of January 28, 1998, as amended on February 20, 1998, and March 2, 1998.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 1998

                                          The Fairchild Corporation

                                          By: /s/ Donald E. Miller
                                             ----------------------------------
                                             Name: Donald E. Miller
                                             Title: Senior Vice President

                                                                      APPENDIX F

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-K/A

             CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

   Date of Report (date of earliest event reported): April 23, 1998 (March 2,
                                     1998)

                         Commission File Number 1-6560

                           The Fairchild Corporation
             (Exact name of Registrant as specified in its charter)

                  Delaware                               34-0728587
       (State or other jurisdiction of      (I.R.S. Employer Identification No.)
        Incorporation or organization)

       45025 Aviation Drive, Suite 400
                 Dulles, VA                                        20166
   (Address of principal executive offices)                      (Zip Code)

            Registrant's telephone number, including area code (703)478-5800

                    Washington Dulles International Airport
                      300 West Service Road, PO Box 10803
                                 Chantilly, VA
         (Former name or former address, if changed since last report)

AMENDMENT:

   The purpose of this amendment is to provide the financial information required under Item 7. "Financial Statements and Exhibits" as a result of the Company's acquisition of Edwards & Lock Management Corp., dba Special-T Fasteners, a California corporation ("Special-T") from the shareholders of Special-T pursuant to an Agreement and Plan of Merger (the "Special-T Acquisition") dated as of January 28, 1998 as amended on February 20, 1998, and March 2, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

  (a) FINANCIAL STATEMENTS OF BUSINESS ACQUIRED

   The audited financial statements of Special-T are being filed as an exhibit to this Form 8-K and are herein incorporated by reference.

  (b) PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   On March 2, 1998, the Company consummated the Special-T Acquisition. The Special-T Acquisition purchase price, subject to adjustment, was $46,500 of which $23,500 was paid in shares of Class A Common Stock of the Company and the remainder was paid in cash.

   The unaudited pro forma consolidated statement of earnings for the year ended June 30, 1997 and for the six months ended December 28, 1997 have been prepared to give effect to the Special-T Acquisition as if the Special-T Acquisition occurred on July 1, 1996 and July 1, 1997, respectively. The unaudited pro forma consolidated balance sheet as of December 28, 1997 has been prepared to give effect to the Special-T Acquisition as if it had occurred on such date.

   The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have been obtained had the Special-T Acquisition been completed as of the dates presented or for any future period. The unaudited pro forma consolidated financial statements should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included in the Company's Form 10-K/A dated June 30, 1997 and Form 10-Q dated December 28, 1997.

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                        FOR THE YEAR ENDED JUNE 30, 1997
                     (In thousands, except per share data)

                            Historical
                              Company    Historical                  Pro Forma
                            as Restated Special-T (1) Adjustment (2)  Company
                            ----------- ------------- -------------- ---------
Sales......................  $680,763      $52,921       $(30,796)   $702,888
Costs and expenses:........
  Cost of sales............   499,419       33,511        (26,084)    506,846
  Selling, general &
   administrative..........   142,931       10,299                    153,230
  Research and
   development.............       100                                     100
  Amortization of
   goodwill................     4,814                                   4,814
                              647,264       43,810        (26,084)    664,990
  Operating income.........    33,499        9,111         (4,712)     37,898
Net interest expense.......   (47,681)          59         (2,025)    (49,647)
Investment income, net.....     6,651                                   6,651
Equity in earnings of
 affiliates................     4,598                                   4,598
Minority interest..........    (3,514)                                 (3,514)
Nonrecurring income........     2,528                                   2,528
Earnings before taxes......    (3,919)       9,170         (6,737)     (1,486)
Income tax provision
 (benefit).................    (5,735)       3,631         (2,622)     (4,726)
Earnings from continuing
 operations................  $  1,816      $ 5,539        $(4,115)   $  3,240
Earnings per share from
 continuing operations:
  Basic....................  $   0.11                                $   0.18
  Diluted..................      0.10                                    0.18
Weighted average shares
 outstanding:
  Basic....................    16,539                       1,058      17,597
  Diluted..................    17,321                       1,058      18,379

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                   FOR THE SIX MONTHS ENDED DECEMBER 28, 1997
                     (In thousands, except per share data)

                              Historical
                                Company    Historical                 Pro Forma
                              as Restated Special-T(1) Adjustments(2)  Company
                              ----------- ------------ -------------- ---------
Sales.......................   $402,978     $31,025      $ (15,708)   $418,295
Costs and expenses:
  Cost of sales.............    299,827      19,680        (11,671)    307,836
  Selling, general & admin-
   istrative................     74,267       5,399            --       79,666
  Research and development..         97         --             --           97
  Amortization of goodwill..      2,606         --             --        2,606
                               --------     -------      ---------    --------
                               376,797       25,079        (11,671)    390,205
  Operating income..........     26,181       5,946         (4,037)     28,090
Net interest expense........    (27,744)         76         (1,013)    (28,681)
Investment income, net......     (5,180)        --             --       (5,180)
Equity in earnings of affil-
 iates......................      2,121         --             --        2,121
Minority interest...........     (1,875)        --             --       (1,875)
Earnings (loss) before tax-
 es.........................     (6,497)      6,022         (5,050)     (5,525)
Income tax provision (bene-
 fit).......................     (3,121)      2,445         (1,994)     (2,670)
Earnings (loss) from contin-
 uing operations............   $ (3,376)    $ 3,577      $  (3,056)   $ (2,855)
Loss per share from continu-
 ing operations:
  Basic.....................   $  (0.20)                              $  (0.16)
  Diluted...................      (0.20)                                 (0.16)
Weighted average shares out-
 standing:
  Basic.....................     16,864                      1,058      17,922
  Diluted...................     16,864                      1,058      17,922

                           THE FAIRCHILD CORPORATION
     UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF DECEMBER 28, 1997
                                 (In thousands)

                                        Historical
                                          Company       Special-T    Pro Forma
                                       (as Restated) Acquisition (3)  Company
                                       ------------- --------------- ----------
Cash.................................   $   38,907      $(21,646)    $   17,261
Short-term investments...............        8,487           --           8,487
Accounts receivable, less allowance..      160,995         6,716        167,711
Inventory............................      361,966        18,465        380,431
Prepaid and other current assets.....       81,037         1,561         82,598
  Total current assets...............      651,392         5,096        656,488

Net fixed assets.....................      126,198         1,434        127,632
Net assets held for sale.............       26,447           --          26,447
Net LT assets of discontinued
 operations..........................       12,069           --          12,069
Investment in affiliates.............       21,829            50         21,879
Goodwill.............................      160,150        21,503        181,653
Deferred loan costs..................       11,742           --          11,742
Prepaid pension assets...............       59,282           --          59,282
Other assets.........................       53,627            41         53,668
  Total assets.......................   $1,122,736      $ 28,124     $1,150,860

Bank notes payable & current
 maturities of debt .................   $   92,348      $    175     $   92,523
Accounts payable.....................       70,739         3,464         74,203
Other accrued expenses...............       92,979           860         93,839
  Total current liabilities..........      256,066         4,499        260,565

Long-term debt, less current
 maturities..........................      371,610           125        371,735
Other long-term liabilities..........       29,050           --          29,050
Retiree health care liabilities......       42,366           --          42,366
Noncurrent income taxes..............       47,388           --          47,388
Minority interest in subsidiaries....       70,327           --          70,327
  Total liabilities..................      816,807         4,624        821,431
  Total stockholders' equity.........      305,929        23,500        329,429
  Total liabilities & stockholders'
   equity ...........................   $1,122,736      $ 28,124     $1,150,860

       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)

(1) Represents the results of operations of Special-T Fasteners.
(2) Includes (i) the elimination of sales and gross margin on products sold from the Company's aerospace fasteners segment to Special-T, and (ii) the estimated increase in interest expense relating to cash borrowed to complete the Special-T Acquisition.
(3) Represents the inclusion of the assets acquired and the liabilities assumed in the acquisition of Special-T Fasteners including cash of $24,395 used for the Special-T Acquisition and related acquisition expenses, recorded goodwill of $21,503, and the $23,500 increase to stockholders' equity from the issuance of Class A Common Stock.

                                    EXHIBITS

 99.1 Agreement and plan of Merger dated January 28, 1998, as amended on February 20, 1998, and March 2, 1998, between the Company and the shareholders' of Special-T Fasteners (Incorporated by reference to Form
      8-K dated as of March 2, 1998 filed by the Company on March 12, 1998).
 99.2 Financial statements, related notes thereto and Auditors' Report of Edwards And Lock Management Corporation for the periods ended December
      31, 1997 and March 31, 1997.
 99.3 Financial statements, related notes thereto and Auditors' Report of Edwards And Lock Management Corporation for the years ended March 31,
      1996, 1995 and 1994.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to the signed on its behalf by the undersigned hereunto duly authorized.

                                          For THE FAIRCHILD CORPORATION
                                          (Registrant) and as its Chief
                                          Financial Officer:

                                          By:   Colin M. Cohen
                                             ---------------------
                                                  Senior Vice
                                              President and Chief
                                               Financial Officer

Date: April 23, 1998

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                              FINANCIAL STATEMENTS
                      AS OF DECEMBER 31 AND MARCH 31, 1997
                            TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors ofEdwards and Lock Management Corporation:

   We have audited the accompanying balance sheets of Edwards and Lock Management Corporation, (a California Corporation) as of December 31, 1997 and March 31, 1997, and the related statements of operations and retained earnings and cash flows for the nine months ended December 31, 1997 and the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edwards and Lock Management Corporation as of December 31, 1997 and March 31, 1997, and the results of its operations and its cash flows for the nine months ended December 31, 1997 and the year ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Los Angeles, California
April 9, 1998

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                                 BALANCE SHEETS
                                 (in thousands)

                                                         December 31, March 31,
                                                             1997       1997
                                                         ------------ ---------
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................   $ 2,749     $ 2,170
  Accounts receivable, net of allowance for doubtful ac-
   counts of $159 and $53
   at December 31 and March 31, 1997, respectively......     6,716       6,263
  Income taxes receivable...............................       416          41
  Other receivables.....................................        23          23
  Inventories, net......................................    18,465      14,259
  Deferred tax asset....................................     1,122         996
                                                           -------     -------
    Total current assets................................    29,491      23,752
PROPERTY AND EQUIPMENT:
  Office equipment......................................       958         866
  Warehouse equipment...................................       316         305
  Leasehold improvements................................       372         327
  Building..............................................       797         797
                                                           -------     -------
                                                             2,443       2,295
  Less--Accumulated depreciation........................    (1,009)       (849)
                                                           -------     -------
  Net property and equipment............................     1,434       1,446
  Investment in affiliate...............................        50         --
  Other assets..........................................        41          41
                                                           -------     -------
    Total assets........................................   $31,016     $25,239
                                                           =======     =======
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................   $ 3,464     $ 2,306
  Accrued expenses......................................       635         884
  Current portion of capital lease obligation...........       175         180
  Dividends payable.....................................       225         --
                                                           -------     -------
    Total current liabilities...........................     4,499       3,370
                                                           -------     -------
  CAPITAL LEASE OBLIGATION..............................       125         243
COMMITMENTS & CONTINGENCIES
SHAREHOLDER'S EQUITY:
  Capital stock, no par value; authorized 100,000
   shares; outstanding
   45,000 shares........................................         9           9
  Retained earnings.....................................    26,383      21,617
                                                           -------     -------
    Total shareholder's equity..........................    26,392      21,626
                                                           -------     -------
    Total liabilities and shareholder's equity..........   $31,016     $25,239
                                                           =======     =======

      The accompanying notes are an integral part of these balance sheets

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                 (in thousands)

                                              9 Months Ended   12 Months Ended
                                             December 31, 1997 March 31, 1997
                                             ----------------- ---------------
Net sales...................................      $46,125          $49,344
Cost of sales...............................       29,628           31,317
                                                  -------          -------
  Gross profit..............................       16,497           18,027
Selling, general and administrative
 expenses...................................        8,158            9,786
Equity in income (loss) of affiliate........           50               (5)
                                                  -------          -------
  Income from operations....................        8,389            8,236
                                                  -------          -------
Interest income.............................           77               47
                                                  -------          -------
  Income before taxes.......................        8,466            8,283
Income taxes................................        3,475            3,279
                                                  -------          -------
  Net income................................        4,991            5,004
RETAINED EARNINGS, beginning of year........       21,617           16,838
Dividends...................................         (225)            (225)
                                                  -------          -------
RETAINED EARNINGS, end of year..............      $26,383          $21,617
                                                  =======          =======


    The accompanying notes are an integral part of these financial statements.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                               9 Months Ended   12 Months Ended
                                              December 31, 1997 March 31, 1997
                                              ----------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.................................      $ 4,991          $ 5,004
  Adjustments to reconcile net income to net
   cash provided by operating activities.....
    Depreciation and amortization............          160              243
    Equity in undistributed earnings of
     affiliate...............................          (50)             --
    Increase in accounts receivable..........         (453)            (848)
    Decrease in taxes........................         (375)            (450)
    Increase in other receivables............          --               (23)
    Increase in inventory....................       (4,206)          (1,343)
    (Decrease) increase in deferred tax
     asset...................................         (126)             105
    Decrease in other assets.................          --                 2
    Increase (decrease) in accounts payable..        1,158           (2,121)
    (Decrease) Increase in accrued
     liabilities.............................         (249)             267
    Decrease in capital lease obligation.....         (123)            (154)
                                                   -------          -------
      Net cash provided by operating
       activities............................          727              682
                                                   -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets.................         (148)            (182)
    Proceeds from sale of bonds..............          --             1,560
                                                   -------          -------
      Net cash (used in) provided by
       investing activities..................         (148)           1,378
                                                   -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends paid...........................          --              (225)
NET CHANGE IN CASH...........................          579            1,835
CASH, beginning of year......................        2,170              335
                                                   -------          -------
CASH, end of year............................      $ 2,749          $ 2,170
                                                   =======          =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

   Cash paid for income taxes during the nine months ending December 31, 1997 and fiscal year 1997 was $3,975 and $3,355, respectively. There was no cash paid for interest during any of the aforementioned periods.

    The accompanying notes are an integral part of these financial statements.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                         December 31 and March 31, 1997
                                 (in thousands)

1. Organization

   Edwards and Lock Management Corp. (the "Company"), a California corporation doing business as Special-T Fasteners ("Special-T"), was formed on April 20, 1977. Special-T distributes precision fasteners, utilized primarily in the aerospace industry, to both the government and commercial manufacturers in the United States and abroad. The Company is individually-owned by one of the original shareholders of the Company (the "shareholder").

   During January 1998, the Company entered into an agreement and was acquired by The Fairchild Corporation ("Fairchild") (see Note 11).

2. Summary of Significant Accounting Policies

General

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from estimated amounts. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial position and results of operations.

 Risks and uncertainties

   Since Special-T's products are used primarily by manufacturers in the aerospace industry, significant changes in the aerospace industry could have a significant impact on the Company's results of operations for any particular year.

 Cash and cash equivalents

   The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

 Accounts receivable

   Accounts receivable are recorded at the time product is shipped. Any amounts which are at least 12 months past due and deemed uncollectable are written off in full. The allowance for doubtful accounts is based on historical experience and review of periodic aging of accounts.

 Inventories

   Inventories are priced at lower of cost or market (net realizable value). Cost is determined primarily using the weighed average cost method, which approximates the first-in first-out (FIFO) method. Appropriate consideration is given to price deterioration, excess and obsolescence and other factors in evaluating net realizable value.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                         December 31 and March 31, 1997
                                 (in thousands)

   During the nine months ended December 31, 1997, the Company purchased approximately $1,600 of product from a subsidiary of Fairchild (see Note 4). This inventory was excluded from management's analysis of potential excess or obsolete inventory because the marketing lead time for this inventory is longer than that of the Company's general products. Management believes that the carrying value of this inventory is fully realizable. Reserves for excess and obsolete inventory, aggregated $3,126 and $2,675 at December 31 and March 31, 1997, respectively.

 Property and equipment

   Property and equipment are stated at cost less accumulated depreciation. Gains or losses on disposition of property and equipment are credited or charged to income. Depreciation is computed principally using accelerated tax methods for both income tax and financial statement purposes. The method used for financial statement purposes approximates the double-declining balance method and is determined by management to be a reasonable allocation of the assets' cost to expense over the assets' useful lives as detailed below:

                                              Years
                                            ----------
       Office equipment                       5 to 7
       Warehouse equipment                    5 to 7
       Building and Leasehold Improvements  15 to 31.5

   Depreciation expense for the nine months and fiscal year ended December 31 and March 31, 1997 was $160 and $243, respectively.

   In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company follows the provisions of SFAS 121 and no adjustment to the fixed assets' carrying values was required as of December 31 and March 31, 1997.

 Other assets

   Other assets consist of deposits on the Company's leased facility, including a deposit towards the purchase of the facility (see Note 5).

 Revenue recognition

   Revenues and related accounts receivable are recorded at the time the products are shipped.

 New Accounting Principles

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting the components of comprehensive income. The Company will adopt SFAS 130 effective fiscal 1999.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                         December 31 and March 31, 1997
                                 (in thousands)

3. Investment in Joint Venture

   During fiscal year ended March 31, 1997, the Company entered into a joint venture, Tri-Fast, to further the Company's sales overseas. The Company's 50% investment is accounted for under the equity method of accounting. As such, the Company's initial investment is adjusted at year end for the proportionate share of the investee's net income or loss.

   At December 31, 1997 the Company's cumulative share of Tri-Fast's earnings was $50. At March 31, 1997, the Company's cumulative share of Tri-Fast's losses was $32, which reduced their initial investment of $5 to zero. The Company has provided for taxes on these undistributed earnings in its provision for income taxes.

   During the fiscal year ended March 31, 1997, the Company forwarded $23 to Tri-Fast to fund start up expenses, which was repaid during the nine months ended December 31, 1997. The Company also paid commissions of $133 and $81 during the nine months ended December 31, 1997 and fiscal year ended March 31, 1997, respectively, to Tri-Fast for sales obtained through their marketing efforts.

4. Significant Vendors and Purchase Commitments

   Approximately 80% of the Company's sales are derived from products purchased from three subsidiaries of The Fairchild Corporation (the "Manufacturer"). The Company has entered into three master distribution agreements with the Manufacturer which appoint the Company as nonexclusive "authorized distributor".

   Furthermore, the Company has a contractual arrangement with the Manufacturer whereby a total of approximately $1,020 of product was purchased at 10% of the Manufacturer's cost. When sold, the Company must remit 50% of the invoice price less shipping and handling costs back to the Manufacturer. The aforementioned contract expires in July 2001. Any proceeds derived from the sale of product after the contractual expiration date are retained by the Company. Amounts due to the Manufacturer under the aforementioned arrangement approximated $24 and $66 at December 31 and March 31, 1997, respectively.

   The Company entered into a second contract with the Manufacturer whereby it purchased approximately $1,600 of product on an extended one-year payment schedule. Under the terms of this contract, the Company makes equal quarterly payments with the final payment due June 1998. Amounts due to the Manufacturer under the aforementioned contract approximated $800 at December 31, 1997.

   The Company also warehouses consignment inventory owned by the Manufacturer. As the inventory is sold, the proceeds from the sale are split equally between the Company and the Manufacturer.

   Sales to Fairchild and its subsidiaries were $588 and $830 for the nine months ended December 31, 1997 and fiscal year ended March 31, 1997, respectively.

   Accounts receivable includes $184 and $110 of amounts due from Fairchild and its subsidiaries for the nine months ended December 31, 1997 and fiscal year ended March 31, 1997.

   Accounts payable includes $2,490 and $1,304 of amounts due to Fairchild and its subsidiaries for the nine months ended December 31, 1997 and fiscal year ended March 31, 1997.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                         December 31 and March 31, 1997
                                 (in thousands)

5. Commitments and Contingencies

 Leases

   The Company leases its facility under a capital lease. During fiscal 1995, the Company made a $25 deposit towards the purchase of the facility. As set forth in the option to purchase agreement, the Company can exercise the option within six to twelve months of the close of the original lease term on August 31, 1999, or any time during the extension period, which expires August 31, 2004.

   Property and equipment includes the following amounts for leases that have been capitalized:

                                                December 31, 1997 March 31, 1997
                                                ----------------- --------------
      Buildings................................       $797             $797
      Less--Accumulated depreciation...........        (84)             (65)
                                                      ----             ----
                                                      $713             $732
                                                      ====             ====

   The future minimum payments related to this lease commitment are as follows at December 31, 1997:

                                                        Minimum Lease Payments
                   Period Ended March 31,               ----------------------
      1998.............................................          $ 48
      1999.............................................           193
      2000.............................................            80
      2001.............................................           --
      2002 ............................................           --
      Thereafter                                                  --
                                                                 ----
        Total minimum lease payments                              321
        Amount representing interest                               21
                                                                 ----
        Total present value of minimum lease payments             300
          Current portion                                         175
                                                                 ----
        Total non-current portion                                $125
                                                                 ====

Rental expense for the fiscal year ended March 31, 1997 was $1. There was no rent expense during the nine months ended December 31, 1997.

6. Income Taxes

   The Company follows the provisions of Financial Accounting Standards Board's SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. A deferred benefit or expense is recognized for the net change during the period in the deferred tax liability or asset. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                         December 31 and March 31, 1997
                                 (in thousands)

   The reconciliations between the provision for income taxes and the amounts computed by applying the federal statutory rate of 34% to pre-tax income consists of the following:

                                                         December 31, March 31,
                                                             1997       1997
                                                         ------------ ---------
      Income tax expense at Federal statutory rate......    $2,878     $2,816
      State income taxes, net of Federal tax benefit....       496        503
      Effect of permanent difference....................       (2)        (3)
      Other.............................................       103        (37)
                                                            ------     ------
                                                            $3,475     $3,279
                                                            ======     ======

   The Company's provision for income taxes consists of the following:

                                                          December 31, March 31,
                                                              1997       1997
                                                          ------------ ---------
      Current federal....................................    $3,045     $2,647
      Deferred federal...................................      (126)       105
      Current state......................................       556        527
                                                             ------     ------
                                                             $3,475     $3,279
                                                             ======     ======

   The components of the deferred tax asset consists of the following:

                                                          December 31, March 31,
                                                              1997       1997
                                                          ------------ ---------
      Operating reserves and accruals....................    $1,071      $912
      Other..............................................        51        84
                                                             ------      ----
                                                             $1,122      $996
                                                             ======      ====

7. Common Stock

   During fiscal year ended March 31, 1997, the Company paid cash dividends of $225 to the shareholder. As of December 31, 1997, the company had declared dividends of $225.

8. Employee Benefit Plans

   The Company has a defined contribution retirement plan (the "Plan") for all employees who are at least 18 years of age and who have completed at least one year of service. The Company contributed and expensed $44 under the provisions of the Plan for the nine months ended December 31, 1997 and the fiscal year ended March 31, 1997, respectively.

   The Company provides pension benefits for all its employees through a profit-sharing plan under which annual contributions of the Company's income are made at the discretion of management. Such contributions approximated $117 and $156 during the nine months ended December 31, 1997 and the fiscal year ended March 31, 1997, respectively, and were funded by the Company.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                         December 31 and March 31, 1997
                                 (in thousands)

9. Executive Compensation Plan

   The Company has a discretionary executive compensation plan (the "Executive Plan") whereby certain key executives of the Company are paid bonuses which are based upon achieving certain business performance measures. The bonuses paid to key executives under the Executive Plan during the nine months ended December 31, 1997 and the fiscal year ended March 31, 1997 aggregated $453 and $616, respectively.

10. Related Party Transactions

   The Company paid $2,200 and $2,100 as executive compensation to the shareholder during the nine months ended December 31, 1997 and the fiscal year ended March 31, 1997, respectively.

   Other receivables of $23 at March 31, 1997 represent amounts due from Tri-Fast (see note 3).

11. Subsequent Events

   During January 1998, the Company entered into an agreement and was acquired by Fairchild. Under the terms of the agreement, Fairchild acquired the Company effective January 1, 1998. The purchase price was payable in cash and common stock of Fairchild and exceeded the carrying value of the Company's net assets at December 31, 1997.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                           FINANCIAL STATEMENTS AS OF
                            MARCH 31, 1996, 1995 AND
                   FOR THE FISCAL YEARS ENDED MARCH 31, 1996
                          1995, AND 1994 TOGETHER WITH
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
EDWARDS AND LOCK MANAGEMENT CORPORATION:

   We have audited the accompanying balance sheets of EDWARDS AND LOCK MANAGEMENT CORPORATION (a California Corporation) as of March 31, 1996, and 1995, and the related statements of operations and retained earnings and cash flows for the fiscal years ended March 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDWARDS AND LOCK MANAGEMENT CORPORATION as of March 31, 1996 and 1995, and the results of its operations and its cash flows for the fiscal years ended March 31, 1996, 1995, and 1994 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Los Angeles, California
February 7, 1997

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                    BALANCE SHEETS--MARCH 31, 1996 AND 1995
                                 (in thousands)

                                                               1996     1995
                                                              -------  -------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................. $   335  $   486
  Investment in bond (see Note 2)............................   1,560    1,527
  Accounts receivable, net of allowance for doubtful accounts
   of $53 at March 31, 1996 and 1995.........................   5,415    3,500
  Inventories, net...........................................  12,916    7,810
  Deferred tax asset.........................................   1,101      910
                                                              -------  -------
    Total current assets.....................................  21,327   14,233
PROPERTY AND EQUIPMENT:
  Office equipment...........................................     751      656
  Warehouse equipment........................................     238      180
  Leasehold improvements.....................................     327      327
  Building...................................................     797      797
                                                              -------  -------
                                                                2,113    1,960
  Less--Accumulated depreciation.............................    (606)    (464)
                                                              -------  -------
  Net property and equipment.................................   1,507    1,496
Other assets.................................................      43       44
                                                              -------  -------
    Total assets............................................. $22,877  $15,773
                                                              =======  =======
            LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................... $ 4,427  $ 1,573
  Accrued expenses...........................................     617      399
  Income taxes payable.......................................     409       82
  Current portion of capital lease obligation................     167      155
                                                              -------  -------
    Total current liabilities................................   5,620    2,209
                                                              -------  -------
CAPITAL LEASE OBLIGATION.....................................     410      564
                                                              -------  -------
COMMITMENTS & CONTINGENCIES
SHAREHOLDER'S EQUITY:
  Capital stock, no par value; authorized 100,000 shares;
   outstanding 45,000 shares.................................       9        9
  Retained earnings..........................................  16,838   12,991
                                                              -------  -------
    Total shareholder's equity...............................  16,847   13,000
                                                              -------  -------
Total liabilities and shareholder's equity................... $22,877  $15,773
                                                              =======  =======


      The accompanying notes are an integral part of these balance sheets

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

            FOR THE FISCAL YEARS ENDED MARCH 31, 1996, 1995 AND 1994
                                 (in thousands)

                                                       1996    1995     1994
                                                      ------- -------  -------
Net sales............................................ $37,698 $26,196  $21,841
Cost of sales........................................  24,313  17,567   15,096
                                                      ------- -------  -------
  Gross profit.......................................  13,385   8,629    6,745
Selling, general and administrative expenses.........   7,085   6,037    4,943
                                                      ------- -------  -------
  Income from operations.............................   6,300   2,592    1,802
                                                      ------- -------  -------
Interest income......................................     123      63      198
Gain on legal settlement (see Note 6)................     --      --       825
Other income.........................................     --       18      242
                                                      ------- -------  -------
  Net income prior to income tax.....................   6,423   2,673    3,067
Income taxes.........................................   2,576   1,065    1,167
                                                      ------- -------  -------
  Net income.........................................   3,847   1,608    1,900
RETAINED EARNINGS, beginning of year.................  12,991  11,833   13,693
Dividends paid.......................................     --     (450)    (383)
Retirement of shares held by minority shareholder....     --      --    (3,377)
                                                      ------- -------  -------
RETAINED EARNINGS, end of year....................... $16,838 $12,991  $11,833
                                                      ======= =======  =======


   The accompanying notes are an integral part of these financial statements.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                            STATEMENTS OF CASH FLOWS

            FOR THE FISCAL YEARS ENDED MARCH 31, 1996, 1995 AND 1994
                                 (in thousands)

                                                      1996     1995     1994
                                                     -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................ $ 3,847  $ 1,608  $ 1,900
  Adjustments to reconcile net income to net cash
   (used)
   in operating activities--
    Increase in inventory...........................  (5,106)  (1,788)    (410)
    (Increase) decrease in other assets.............     --       (36)       2
    Depreciation and amortization...................     195      101       77
    (Increase) decrease in accounts receivable......  (1,915)    (972)     160
    Increase in deferred tax asset..................    (191)    (127)    (355)
    Increase in accounts payable....................   2,855      725       90
    Increase in accrued liabilities.................     218       37      148
    Decrease in capital lease obligation............    (142)     (77)     --
    Increase (decrease) in taxes....................     327      200     (231)
    Gain on the sale of fixed assets................     --       (18)     --
    Gain on sale of bond............................     --       --      (234)
    Gain on legal settlement........................     --       --      (825)
                                                     -------  -------  -------
      Net cash provided by (used in) operating
       activities...................................      88     (347)     322
                                                     -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets..........................    (206)    (623)    (139)
  Proceeds from the sale of fixed assets............     --        31      --
  Purchase of bond(s)...............................     (33)  (1,527)  (3,022)
  Proceeds from sale of bond(s).....................     --     3,012    4,244
                                                     -------  -------  -------
      Net cash (used in) provided by investing
       activities...................................    (239)     893    1,083
                                                     -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid....................................     --      (450)    (383)
  Net cash paid for retirement of shares held by
   minority shareholder.............................     --       --    (2,552)
                                                     -------  -------  -------
      Net cash used in financing activities.........     --      (450)  (2,935)
                                                     -------  -------  -------
NET CHANGE IN CASH..................................    (151)      96   (1,530)
CASH, beginning of year.............................     486      390    1,920
                                                     -------  -------  -------
CASH, end of year................................... $   335  $   486  $   390
                                                     =======  =======  =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

   Cash paid for income taxes during fiscal year 1996, 1995, and 1994 was $2,441, $1,260, and $1,646, respectively. There was no cash paid for interest during any of the aforementioned years.

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITY:

   During fiscal year 1994, a legal suit was settled and the Company paid $2,552 to retire common shares held by a minority shareholder with a fair value of $3,490. The difference between the fair value of the shares retired and cash paid primarily represents legal expenses paid by the Company that were reimbursed by the minority shareholder as part of the legal settlement.

   The accompanying notes are an integral part of these financial statements.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                            March 31, 1996 and 1995
                                 (in thousands)


1. Organization

   Edwards and Lock Management Corp. (the "Company"), a California corporation doing business as Special-T Fasteners ("Special-T"), was formed on April 20, 1977. Special-T distributes precision fasteners, utilized primarily in the aerospace industry, to both the government and commercial manufacturers in the United States and abroad. The Company is individually-owned by one of the original stockholders of the Company (the "sole shareholder").

2. Summary of Significant Accounting Policies

 General

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from estimated amounts. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial position and results of operations.

 Risks and uncertainties

   Since Special-T's products are used primarily by manufacturers in the aerospace industry, significant changes in the aerospace industry could have a significant impact on the Company's results of operations for any particular year.

 Cash and cash equivalents

   The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

 Accounts receivable

   Accounts receivable are recorded at the time product is shipped. Any amounts which are at least 12 months past due and deemed uncollectable are written off in full. The allowance for uncollectable accounts is based on historical experience and review of periodic aging of accounts.

 Investment in bond

   Investment in bond consists of an available-for-sale municipal security and is stated at cost, which approximates fair market value. This security matures in April 1996.

 Inventories

   Inventories are priced at lower of cost or market (net realizable value). Cost is determined primarily using the weighed average cost method, which approximates the first-in first-out (FIFO) method. Appropriate consideration is given to price deterioration, obsolescence and other factors in evaluating net realizable value. Reserves for excess and obsolete inventory at March 31, 1996 and 1995, aggregated approximately $2,244 and $2,067, respectively.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                            March 31, 1996 and 1995
                                 (in thousands)


 Property and equipment

   Property and equipment are stated at cost less accumulated depreciation. Gains or losses on disposition of property and equipment are credited or charged to income. Depreciation is computed principally using accelerated tax methods for both income tax and financial statement purposes. The method used for financial statement purposes approximates the double-declining balance method and is determined by management to be a reasonable allocation of the assets' cost to expense over the assets' useful lives as detailed below:

                                                                       Years
                                                                     ----------
       Office equipment.............................................   5 to 7
       Warehouse equipment..........................................   5 to 7
       Leasehold Improvements....................................... 15 to 31.5

   Depreciation expense for the years ended March 31, 1996, 1995 and 1994 was $194, $101, and $78, respectively.

   In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company follows the provision of SFAS 121 and no adjustment to the fixed assets' carrying values was required as of March 31, 1996 and 1995.

 Other assets

   Other assets consist of deposits on the Company's leased facility, including a deposit towards the purchase of the facility (see Note 4).

 Revenue recognition

   Revenues and related accounts receivables are recorded at the time the products are shipped.

3. Significant Vendors and Purchase Commitments

   Approximately 80% of the Company's sales are derived from products purchased from three subsidiaries of The Fairchild Corporation (the "Manufacturer"). The Company has entered into three master distribution agreements with the Manufacturer which appoint the Company as nonexclusive "authorized distributor".

   Furthermore, the Company has various contractual arrangements with the Manufacturer whereby a total of approximately $3,200 of product was purchased at 7% of the Manufacturer's cost. When sold, the Company must remit 50% of the invoice price less shipping and handling costs back to the Manufacturer. The expiration dates of the aforementioned contracts range from July 1997 through July 2001. Any proceeds derived from the sale of product after its respective contractual expiration date are retained by the Company.

   The Company also warehouses consignment inventory owned by the Manufacturer. As the inventory is sold, the proceeds from the sale are split equally between the Company and the Manufacturer.

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                            March 31, 1996 and 1995
                                 (in thousands)

   Amounts due to the Manufacturer under the aforementioned arrangements approximated $65 and $0 at March 31, 1996 and 1995, respectively.

4. Commitments and Contingencies

 Leases

   The Company leases its facility under a capital lease. During fiscal 1995, the Company made a $25 deposit towards the purchase of the facility. As set forth in the option to purchase agreement, the Company can exercise the option within six to twelve months of the close of the original lease term on August 31, 1999, or any time during the extension period, which expires August 31, 2004. The following is an analysis of the future lease commitment related to this lease:

                                                                  Minimum Lease
                                                                     Payments
                                                                  (in thousands)
                                                                  --------------
       1997......................................................      $193
       1998......................................................       193
       1999......................................................       193
       2000......................................................        80
       2001......................................................       --
       Thereafter................................................       --
                                                                       ----
                                                                       $659
                                                                       ====

   Rental expense for fiscal 1996, 1995 and 1994 totaled $14, $51 and $100, respectively.

5. Income Taxes

   The Company follows the provisions of Financial Accounting Standards Board's SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   A deferred tax liability or asset is recognized for the tax consequences of temporary differences in the timing of the recognition of revenues and expenses for financial and tax reporting purposes. A deferred tax benefit or expense is recognized for the net change during the year in the deferred tax liability or asset.

   The reconciliations between the provision for income taxes and the amounts computed by applying the federal statutory rate of 34% to pre-tax income consists of the following:

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                            March 31, 1996 and 1995
                                 (in thousands)

                                                          1996    1995    1994
                                                         ------  ------  ------
   Income tax expense at Federal statutory rate......... $2,196  $  909  $1,043
   State income taxes, net of Federal tax benefit.......    417     192     238
   Effect of permanent difference.......................    (46)    (23)    (76)
   Other................................................      9     (13)    (38)
                                                         ------  ------  ------
                                                         $2,576  $1,065  $1,167
                                                         ======  ======  ======

   The Company's provision for income taxes consists of the following:

                                                          1996    1995    1994
                                                         ------  ------  ------
     Current federal.................................... $2,320  $  998  $1,275
     Deferred federal...................................   (191)   (127)   (354)
     Current state......................................    447     194     246
                                                         ------  ------  ------
                                                         $2,576  $1,065  $1,167
                                                         ======  ======  ======

   The components of the deferred tax asset consists of the following at March
31:

                                                                     1996  1995
                                                                    ------ ----
      Operating reserves and accruals.............................. $1,060 $890
      Other........................................................     41   20
                                                                    ------ ----
                                                                    $1,101 $910
                                                                    ====== ====

6. Lawsuits, Claims and Related Matters

   During fiscal year ended March 31, 1991, the Company entered into arbitration with a minority shareholder regarding the price to be paid by the Company to retire the minority shares. During fiscal year ended March 31, 1994, the arbitrator ruled favorably on the Company's behalf, and a settlement agreement was signed by which the Company was to pay the minority shareholder $2,552 (which represents the fair value of the retired shares of $3,490 plus interest, offset by legal fees incurred by the Company of $825 plus interest, and $113 due personally to the sole shareholder). The amount due to the sole shareholder was received by the Company and paid as a dividend during fiscal year ended March 31, 1994.

7. Common Stock

   During fiscal year ended March 31, 1995, the Company paid cash dividends of $450 to the sole shareholder.

   During fiscal year ended March 31, 1994, the Company retired shares held by the minority shareholder worth $3,490 for $2,552 (see Note 6). In addition, cash dividends of $383 were paid to the sole shareholder (which is inclusive of the cash dividend paid of $131 as discussed in Note 6).

                    EDWARDS AND LOCK MANAGEMENT CORPORATION

                            March 31, 1996 and 1995
                                 (in thousands)

8. Employee Benefit Plans

   The Company has a defined contribution retirement plan (the "Plan") for all employees who are at least 18 years of age and who have completed at least one year of service. The Company contributed and expensed $39, $31 and $29 under the provisions of the Plan for 1996, 1995, and 1994, respectively.

   The Company provides pension benefits for all its employees through a profit-sharing plan under which annual contributions of the Company's income are made at the discretion of management. Such contributions approximated $156, $156, and $190 in fiscal 1996, 1995, and 1994, respectively, and were funded by the Company.

9. Executive Compensation Plan

   The Company has a discretionary executive compensation plan (the "Executive Plan") whereby certain key executives of the Company are paid bonuses which are based upon achieving certain business performance measures. The bonuses paid to key executives under the Executive Plan during fiscal 1996, 1995 and 1994 aggregated $531, $302, and $259 respectively.

10. Related Party Transactions

   The Company paid $1,040, $1,225 and $920 as executive compensation to the sole shareholder during fiscal 1996, 1995 and 1994, respectively.

                                                                      APPENDIX G

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K

             CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

        Date of Report (date of earliest event reported): June 26, 1998

                         Commission File Number 1-6560

                           The Fairchild Corporation
             (Exact name of Registrant as specified in its charter)

                 Delaware                              34-0728587
      (State or other jurisdiction of     (I.R.S. Employer Identification No.)
      Incorporation or organization)


45025 Aviation Drive, Suite 400 Dulles,                  20166
                   VA                                  (Zip Code)
    (Address of principal executive
                offices)

       Registrant's telephone number, including area code (703) 478-5800

  Not Applicable (Former name or former address, if changed since last report)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 5. OTHER EVENTS

   We hereby file the Nacanco Paketleme ("Nacanco") financial statements for the years ended December 31 1997, 1996 and 1995.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

   (c) Exhibits

 *99.4 Financial statements, related notes thereto and Auditors' Report of Nacanco Paketleme for the fiscal years ended December 31, 1997, 1996 and 1995.

--------
(*) filed herewith

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to the signed on its behalf by the undersigned hereunto duly authorized.

                                          For The Fairchild Corporation
                                          (Registrant) and as its Chief
                                          Financial Officer:

                                                       Colin M. Cohen
                                          By: _________________________________
                                                 Senior Vice President and
                                                  Chief Financial Officer
   Date: June 26, 1998

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

                   AUDITORS' REPORT AND FINANCIAL STATEMENTS
                       AT 31 DECEMBER 1997, 1996 AND 1995

                                AUDITORS' REPORT

To the Board of Directors
Nacanco Paketleme Sanayi ve
   Ticaret A.S.
Manisa

1. We have audited the accompanying US dollar balance sheets of Nacanco Paketleme Sanayi ve Ticaret A.S. ("the Company") at 31 December 1997, 1996 and 1995, and the related US dollar statements of income, of changes in shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the US dollar financial statements referred to above present fairly, in all material respects, the financial position of Nacanco Paketleme Sanayi ve Ticaret A.S. at 31 December 1997, 1996 and 1995 and the results of its operations, the changes in its shareholders' equity and its cash flows for the years then ended in conformity with the accounting principles generally accepted in the United States of America.

Basaran Serbest Muhasebeci
Mali Musavirlik Anonim Sirketi
a member of
Price Waterhouse

Z Uras, SMMM
Istanbul, 12 March 1998

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

                                 BALANCE SHEETS

                             1997    1996    1995
                            US$'000 US$'000 US$'000
                            ------- ------- -------
ASSETS
Current assets:
Cash and due from banks
 (Note 4).................  14,376  16,632  14,103
Marketable securities.....     392     394   1,360
Trade receivables (Note
 5).......................   4,875   7,585  10,050
Due from related companies
 (Note 16)................      48     --       12
Inventories (Note 6)......  18,813  13,947  15,612
Other receivables and
 prepaid expenses.........     166     118     333
Deferred tax assets (Note
 10)......................     112     247     395
  Total current assets....  38,782  38,923  41,865
Long-term trade
 receivables..............     103     114      82
Property, plant and
 equipment net (Note 7)...  35,636  36,230  32,633
Other long-term assets
 (Note 8).................   4,383   1,401   1,892
  Total assets............  78,904  76,668  76,472
LIABILITIES AND SHAREHOLD-
 ERS' EQUITY
Current liabilities:
Trade payables (Note 9)...   2,546   2,328   3,371
Due to related companies
 (Note 16)................     649   2,029   4,081
Short-term borrowings
 (Note 12)................     --      --    2,000
Current portion of long-
 term borrowings (Note
 12)......................      54     103     186
Income taxes payable (Note
 10)......................  11,216  12,582  11,512
Accrued expenses and other
 payables (Note 11).......     888   1,720   1,853
  Total current liabili-
   ties...................  15,353  18,762  23,003
Long-term borrowings (Note
 12)......................      54     206     559
Reserve for employment
 termination benefits
 (Note 13)................     411     360     289
Non-current deferred tax
 liability--net (Note
 10)......................   1,330     513   1,107
  Total liabilities.......  17,148  19,841  24,958
Shareholders' equity:
Share capital (Note 15)...  18,267  18,267  18,267
Retained earnings (Note
 14)......................  43,489  38,560  33,247
  Total shareholders' eq-
   uity...................  61,756  56,827  51,514
  Total liabilities and
   shareholders' equity...  78,904  76,668  76,472

Commitments and contingencies (Note 21)

    The accompanying notes form an integral part of these financial statements.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                       1997            1996              1995
                                                      -------         -------           -------
                                                      US$'000         US$'000           US$'000
                                                      -------         -------           -------
Net sales............................................  99,551         105,069            97,160
Cost of sales (Note 17).............................. (62,419)        (66,484)          (65,728)
Gross profit.........................................  37,132          38,585            31,432
General and administrative expenses (Note 18)........  (1,206)         (1,342)           (1,117)
Selling and marketing expenses.......................    (481)           (356)             (238)
Royalty expenses (Note 20)...........................  (1,603)         (1,603)           (1,595)
Operating profit.....................................  33,842          35,284            28,482
Financial income--net (Note 19)......................   1,074           1,453             2,675
Other expenses.......................................     (18)           (399)             (135)
Income before taxes and translation loss.............  34,898          36,338            31,022
Provision for taxes (Note 10)........................ (20,609)        (17,789)          (15,248)
Translation gain/(loss)..............................   2,113            (430)             (311)
Net income for the year..............................  16,402          18,119            15,463
Weighted average number of shares with
 TL1,000 face value
 each (Note 2).............................       166,500,000         166,500         ,000 166,500,000
Earning per share in US dollars (Note 2)...       0.099               0.109                0.092




  The accompanying notes form an integral part of these financial statements.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

                                                     Share   Retained
                                                    capital  earnings   Total
                                                    US$'000  US$'000   US$'000
                                                    -------  --------  -------
1 January 1995....................................   18,267   20,721    38,988
Dividends paid....................................      --    (2,937)   (2,937)
Net income for the year...........................      --    15,463    15,463
31 December 1995..................................   18,267   33,247    51,514
Dividends paid....................................      --   (12,806)  (12,806)
Net income for the year...........................      --    18,119    18,119
31 December 1996..................................   18,267   38,560    56,827
Dividends paid....................................      --   (11,473)  (11,473)
Net income for the year...........................      --    16,402    16,402
31 December 1997..................................   18,267   43,489    61,756
                                                     1997      1996     1995
                                                    US$'000  US$'000   US$'000
                                                    -------  --------  -------
Cash flows from operating activities:.............
Net income........................................   16,402   18,119    15,463
Adjustments to reconcile net income to net cash
 provided by operating activities:
Depreciation for the year                             2,804    2,413     2,125
Reserve for employment termination benefits.......       51       71       136
Loss/(gain) on sale of property, plant and
 equipment........................................      (11)      25       (8)
Decrease/(increase) in trade receivables..........    2,710    2,465    (4,827)
Decrease in due from related parties..............      (48)      12         5
Decrease in other receivables and prepaid
 expenses.........................................      (48)     215       794
Decrease/(increase) in inventories................   (4,866)   1,665    (1,119)
Decrease in long-term assets......................   (2,982)     491     1,224
(Decrease)/increase in trade payables.............      218   (1,043)      427
(Decrease)/increase in due to related parties.....   (1,380)  (2,052)    2,355
(Decrease)/increase in accrued expenses...........     (832)    (133)    1,182
Change in taxes...................................     (414)     616     2,872
  Total adjustments...............................   (4,798)   4,745     5,166
Net cash provided by operating activities.........   11,604   22,864    20,629
Cash flows used in investing activities:
Capital expenditure...............................   (2,210)  (6,407)   (3,411)
Proceeds from sale of property, plant and
 equipment........................................       22      372       114
Investment in subsidiaries........................      --       (24)      (24)
Net cash used in investing activities.............   (2,188)  (6,059)   (3,321)
Cash flows from financing activities:
Dividends paid....................................  (11,473) (12,806)   (4,721)
Payments of bank borrowings.......................     (201)  (2,436)   (2,400)
Net cash used in financing activities.............  (11,674) (15,242)   (7,121)
Net (decrease)/increase in cash and cash
 equivalents......................................   (2,258)   1,563    10,187
Cash and cash equivalents at the beginning of the
 year.............................................   17,026   15,463     5,276
Cash and cash equivalents at the end of the year..   14,768   17,026    15,463
Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest........................................       45      234       502
  Income taxes....................................    8,595   18,355     7,612

    The accompanying notes form an integral part of these financial statements.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 1--NATURE OF OPERATIONS

   Nacanco Paketleme Sanayi ve Ticaret A.S. ("the Company") was established on 10 April 1988 and is registered in Manisa, Turkey. Its primary activity is the production and sale of customized steel and aluminum cans for soft drinks and beer. The Company is 65% owned by Pechiney S.A. (Note 15).

NOTE 2--BASIS OF PRESENTATION OF FINANCIAL STATEMENTS AND
     SIGNIFICANT ACCOUNTING POLICIES

   The Company maintains its books of account both in Turkish lira based on the Turkish Commercial Code, tax legislation and Turkish Standard Chart of Accounts and in US dollars in accordance with the accounting principles generally accepted in the United States of America (US GAAP) (Note 3).

   Dividends, when declared, are paid in Turkish lira. There are no exchange restrictions with respect to the Turkish Lira.

   The following significant accounting policies have been applied in the preparation of these financial statements.

Cash and cash equivalents

   Cash and cash equivalents include cash, due from banks and marketable securities with original maturities of less than three months.

Marketable securities

   Marketable securities consist of reverse repurchase agreements on Turkish government bonds and treasury bills with a predetermined sale price at fixed future dates and are stated at cost plus accrued interest.

Inventories

   Inventories are stated at is the lower of actual cost or net realizable value. Cost is determined using the standard costing method for all inventories. At the year end, price and value differences between standard costs and actual costs are allocated between inventories on hand and the cost of goods sold. The cost elements included in the inventory are materials, labor and an appropriate amount of overhead (Note 6).

Property, plant and equipment and related depreciation

   Property, plant and equipment are stated at cost (Note 7). The depreciation for property, plant and equipment is provided for on a straight-line basis which approximates the estimated useful lives of such assets as follows:-

                                                                              %
                                                                             ---
       Buildings............................................................   2
       Machinery and equipment.............................................. 5.8
       Furniture and fixtures...............................................  33
       Motor vehicles.......................................................  33

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

 Related companies

   For the purpose of the financial statements, shareholders, the investee company and the companies and parties identified by the Company as being controlled by/affiliated with them are considered and referred to as related companies (Note 16).

 Income taxation

   Income taxes are recorded using the liability method. Deferred tax assets and liabilities are recorded with respect to differences between the basis of assets and liabilities for tax purposes and financial reporting purposes. Valuation allowances in respect of deferred tax assets are recorded when it is considered more likely than not that such deferred tax assets will not be realized (Note 10).

 Forward contracts

   Forward contracts represent US dollar hedges against firm raw material purchase commitments denominated in Deutschemarks. Gains or losses on such forward contracts are treated as elements of the cost of raw materials purchased.

 Employment termination benefits

   Employment termination benefits, as required by Turkish Labor Law, are recognised in the financial statements as they are earned. The total provision represents the vested benefit obligation assuming the termination of the employment of all employees eligible for such termination benefits at the balance sheet date (Note 13).

 Revenue recognition

   Revenue is recognised on the shipment of goods.

Disclosure about fair value of financial instruments

   The fair values of certain financial instruments carried at cost, including cash and due from banks, deposits with banks, marketable securities and short term loans are considered to approximate their respective carrying values due to their short-term nature.

   The carrying value of trade receivables are estimated to be their fair values.

   Balances denominated in foreign currencies are translated at year-end exchange rates.

   Fair value of derivatives and foreign exchange instruments (Note 21) are based on the values of the underlying currencies.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

 Earnings per share

   Earnings per share disclosed in the accompanying statement of income are determined by dividing net income by the average number of shares in existence during the year concerned.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 3--FOREIGN CURRENCY TRANSLATION

   The functional currency of the Company is the Turkish lira. Primarily all revenues are denominated in Turkish lira generally with purchase prices tied to the US dollar exchange rates. A significant portion of purchases are denominated in other currencies, primarily the US dollar and the Deutschmark.

   The Turkish lira has experienced significant inflation since prior to the inception of the Company. Annual inflation in Turkey for the year ended 31 December 1997 was 91.0% (1996: 84.9%, 1995: 64.9%) based on the nationwide wholesale price index (WPI) announced by the state institute of statistics of the Republic of Turkey.

   Because the economy of Turkey has been highly inflationary, the Company has selected the US dollar as its reporting currency for international reporting purposes. The translation of the financial statements has been done in accordance with Financial Accounting Standards Board Statement Number 52 "Foreign Currency Translation" for entities in highly inflationary economies by translating transactions denominated in other than the US dollar at the exchange rate on the transaction date. Gains and losses on foreign currency translations are recorded to the statement of income in the period that they occur. Assets and liabilities denominated in other than the US dollar are translated into the US dollar at period end exchange rates.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 4--CASH AND DUE FROM BANKS

                                                          1997    1996    1995
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
Cash on hand............................................      1       2       6
Due from banks:--
Demand deposits--US$....................................    --      174       5
       --TL.............................................     92     136      28
       --other currency.................................    --       90      76
 Time deposits--US$..................................... 14,283  14,680  13,693
       --TL.............................................    --       27     295
       --other currency.................................    --    1,523     --
                                                         14,376  16,632  14,103

NOTE 5--TRADE RECEIVABLES

                                                          1997    1996    1995
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
  Maksan Mesrubat ve Kutulama San. A.S..................  1,920   1,975   2,077
  Fruko Tamek Meyva Sulari San. A.S.....................    755   1,747   1,323
  G??ney Biracilik ve Malt San. A.S.....................    740     738   1,055
  Ege Biracilik ve Malt San. A.S........................    550     611   1,429
  T Tuborg Bira ve Malt San. A.S........................    255     797   1,601
  Ektam Kibris Ltd......................................    244     --      --
  Erciyes Biracilik ve Malt San.A.S.....................     56     --      701
  Post-dated cheques....................................    --      219     --
  Other.................................................    355   1,498   1,864
                                                          4,875   7,585  10,050

NOTE 6--INVENTORIES

                                                          1997    1996    1995
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
  Raw materials.........................................  2,377   2,025   1,472
  Finished goods........................................  6,399   4,743   5,374
  Ends..................................................  2,007   1,093     147
  Goods in transit......................................  7,172   5,003   7,336
  Spare parts...........................................    849   1,083   1,283
  In process............................................      9     --      --
                                                         18,813  13,947  15,612

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 7--PROPERTY, PLANT AND EQUIPMENT

                               January                                December
                               1, 1997  Additions Disposals Transfers 31, 1997
                               US$'000   US$'000   US$'000   US$'000  US$'000
                               -------  --------- --------- --------- --------
Land..........................    294       --       --         --        294
Buildings.....................  4,751       --       --         --      4,751
Machinery and equipment ...... 38,889       773      --       1,486    41,148
Motor vehicles................    284         8      (36)        48       304
Furniture and fixtures........    477       --       --         229       706
                               44,695       781      (36)     1,763    47,203
Construction in progress .....  1,417     1,429      --      (1,763)    1,083
                               46,112     2,210      (36)       --     48,286
Less: Accumulated
 depreciation................. (9,882)   (2,804)      36        --    (12,650)
Net book value................ 36,230                                  35,636
                               January                                December
                               1, 1996  Additions Disposals Transfers 31, 1996
                               US$'000   US$'000   US$'000   US$'000  US$'000
                               -------  --------- --------- --------- --------
Land..........................    294       --       --         --        294
Buildings.....................  4,751       --       --         --      4,751
Machinery and equipment ...... 31,131       --      (442)     8,200    38,889
Motor vehicles................    239       --       (12)        57       284
Furniture and fixtures........    463       --       --          14       477
                               36,878       --      (454)     8,271    44,695
Construction in progress .....  3,281     6,407      --      (8,271)    1,417
                               40,159     6,407     (454)       --     46,112
Less: Accumulated
 depreciation................. (7,526)   (2,413)      57        --     (9,882)
Net book value................ 32,633                                  36,230
                               January                                December
                               1, 1995  Additions Disposals Transfers 31, 1995
                               US$'000   US$'000   US$'000   US$'000  US$'000
                               -------  --------- --------- --------- --------
Land..........................    294       --       --         --        294
Buildings.....................  4,751       --       --         --      4,751
Machinery and equipment ...... 30,712       --      (105)       524    31,131
Motor vehicles................    247        25      (33)       --        239
Furniture and fixtures........    456       --       (3)         10       463
                               36,460        25     (141)       534    36,878
Construction in progress......    429     3,386      --        (534)    3,281
                               36,889     3,411     (141)       --     40,159
Less: Accumulated
 depreciation................. (5,436)   (2,125)      35        --     (7,526)
Net book value................ 31,453                                  32,633

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

   The mortgage on real estate, amounting to approximately US$430 (1996:
US$821, 1995: US$1,482), has been given to the Manisa Chamber of Commerce.

   In 1995, the Company gave a sequestration right on its building and machinery to the customs authorieties as collateral against its import commitments (Note 21). The limit of the global sequestration right on the Company's building and machinery amounts to TL265.5 million (some US$1.3 million). The usage amounted to US$1,292 at 31 December 1997 (1996: US$1,162, 1995: US$1,782).

NOTE 8--OTHER LONG-TERM ASSETS

                                                        1997    1996    1995
                                                       ------- ------- -------
                                                       US$'000 US$'000 US$'000
                                                       ------- ------- -------
     Up-front payment for volume discount--net of am-
     ortization......................................   4,383   1,294   1,642
     Others..........................................     --      107     250
                                                        4,383   1,401   1,892

   The Company made a special sales agreement with Fruko-Tamek Meyva Sulari Sanayi A.S. ("Fruko") in 1994. According to the agreement, the Company paid US$2,000,000 to Fruko as a prepayment for volume discount on future sales of a specified number of units. Effective from 1 January 1995, the prepaid discounts have been subject to amortisation based on the quantity of goods sold to Fruko.

   At April 1997, this agreement was renewed for eight years concluding at year end 2004. The Company made the new agreement with Fruko and Ektam Kibris Limited. According to the agreement, the Company paid an additional DM6,000,000 (some US$3,481,863) as a prepayment for volume discount on future sales of a specified number of units in addition to the remaining US$1,294,159 from the first sale agreement. Effective from 1 January 1997, the prepaid discounts have been subject to amortization with the new amortization rate calculated by using the total quantity of goods to be sold.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 9--TRADE PAYABLES

                                                         1997    1996    1995
                                                        US$'000 US$'000 US$'000
                                                        ------- ------- -------
       Alcan Deutschland GmbH..........................  1,332     --      891
       Rasselstein AG..................................    --    1,263     558
       Le Fer Blanc S.A................................    --      --      993
       Other...........................................  1,214   1,065     929
                                                         2,546   2,328   3,371

   Alcan Deutschland GmbH and Pechiney Rhenalu SA are the Company's main aluminium suppliers while Rasselstein AG and Hoogovens S-AAL BV are the Company's main coil supplier. Other payables comprise of trade payables to miscellaneous foreign and domestic suppliers for purchases of raw and auxiliary materials.

NOTE 10--TAXATION

   The corporation tax rate (including fund premiums) is 27.5%, whereas the minimum effective rate on the total income of a company before exemptions, if any, is 22%. Investment incentive allowance, income from participations and income from investment funds are not subject to corporate tax, however investment incentive allowance is subject to a withholding tax of 16.5%.

   Income after corporation tax (including fund premiums), adjusted for certain exemptions and deductions, is subject to withholding tax at 11% for quoted companies (companies with a minimum of 15% of their nominal share capital held by the public) and 22% for other companies. Thus, the standard total effective rate is 44% for the Company at 31 December 1997.

   Interest income on Turkish government bonds and Treasury bills is subject to corporation tax, but is partially exempt from the withholding tax. The partial exemption is determined according to the proportion of the interest income to total income.

   The total provison for taxes reflected in the accompanying financial statements differs from the amounts computed by applying the above mentioned standard effective rates as follows:

                                                        1997    1996    1995
                                                       ------- ------- -------
                                                       US$'000 US$'000 US$'000
                                                       ------- ------- -------
     Provision for tax with effective tax rate of
     44%.............................................. 15,355  15,989  13,650
     Effect of remeasurement in US$...................  5,254   1,800   1,598
     Provison for taxes in the accompanying financial
     statements....................................... 20,609  17,789  15,248

   Taxes payable calculated by the Company at 31 December 1997, 1996 and 1995 in Turkish lira and converted into US dollars at the exchange rate prevailing at that date are as follows

                                                       1997     1996     1995
                                                      -------  -------  -------
                                                      US$'000  US$'000  US$'000
                                                      -------  -------  -------
     Statutory taxation.............................. 13,756   14,702   12,884
     Prepaid taxes................................... (2,540)  (2,120)  (1,372)
     Statutory income taxes payable--net............. 11,216   12,582   11,512

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

Deferred taxes:-

   The breakdowns of cumulative timing differences and resulting deferred tax assets/liabilities provided at 31 December 1997, 1996 and 1995 using the prevailing/expected future tax rates, were as follows:-

                                                     1997
                                   ------------------------------------------
                                       Cumulative         Deferred tax
                                   timing differences assets/(liabilities)
                                   (income)/ expense  -----------------------
                                       TL million     TL million    US$' 000
                                   ------------------ -----------   ---------
   Current timing differences:-
   Accrual for export discounts
    to be given..................          3,403             1,497           7
   Accrual for professional
    fees.........................          6,132             2,698          13
   Accrual for customer claims...            --                --          --
   Accrual for free cans to be
    given........................         14,869             6,542          32
   Accrual for other expenses....         27,552            12,123          60
                                                            22,860         112
   Non-current timing differ-
    ences:-
   Adjustment for depreciation of
    fixed assets
    according to their useful
    lives........................       (702,755)         (309,212)     (1,511)
   Reserve for employment termi-
    nation benefits..............         84,187           37,0421          81
                                                          (272,170)     (1,330)
                                                     1996
                                   ------------------------------------------
                                       Cumulative         Deferred tax
                                   timing differences assets/(liabilities)
                                   (income)/ expense  -----------------------
                                       TL million     TL million    US$' 000
                                   ------------------ -----------   ---------
   Current timing differences:-
   Accrual for export discounts
    to be given..................         41,891            18,432         171
   Accrual for professional
    fees.........................          9,783             4,304          40
   Accrual for customer claims...          6,672             2,936          27
   Accrual for free cans to be
    given........................            --                --          --
   Accrual for other expenses....          1,906               839           9
                                                            26,511         247
   Non-current timing differ-
    ences:-
   Adjustment for depreciation of
    fixed assets
    according to their useful
    lives........................       (160,350)          (70,554)       (656)
   Reserve for employment termi-
    nation benefits..............         35,074            15,432         143
                                                           (55,122)       (513)

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

                                                     1995
                                   ------------------------------------------
                                       Cumulative         Deferred tax
                                   timing differences assets/(liabilities)
                                   (income)/ expense  -----------------------
                                       TL million     TL million    US$' 000
                                   ------------------ -----------   ---------
   Current timing differences:-
   Accrual for export discounts
    to be given..................         20,825            8,925          154
   Accrual for professional
    fees.........................          2,975            1,309           22
   Accrual for customer claims...          6,248            2,749           46
   Accrual for free cans to be
    given........................         18,743            8,247          139
   Accrual for other expenses....          4,633            2,038           34
                                                           23,268          395
   Non-current timing differ-
    ences:-
   Adjustment for depreciation of
    fixed assets
    according to their useful
    lives........................       (166,819)         (73,400)      (1,234)
   Reserve for employment termi-
    nation benefits..............         17,171            7,555          127
                                                          (65,845)      (1,107)

   Tax charges in the accompanying statements of income, which was calculated in Turkish lira on a monthly basis throughout the year, and converted into US dollars at the monthly average rates, amounted to US$20,609,000 in total at 31 December 1997 (1996: US$17,789,000, 1995: US$15,248,000), including the effects of deferred tax debits of US$1,422,000 (1996: credits of US$633,000, 1995: credits of US$1,762,000).

   In Turkey, there is no procedure for the final agreement of tax assessments. Tax returns are filed within four months of the end of the year to which they relate. The tax authorities may, however, examine the accounting records and/or revise assessments within five years.

                   NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 11--ACCRUED EXPENSES AND OTHER PAYABLES

                                                          1997    1996    1995
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
      Value added tax payable...........................   --       658     605
      Payroll and withholdings..........................   594      571     243
      Other.............................................   294      491   1,005
                                                           888    1,720   1,853

NOTE 12--BORROWINGS

                                              Maturity
                                              Interest  1997    1996    1995
                                               rate %  US$'000 US$'000 US$'000
                                              -------- ------- ------- -------
Short-term borrowings:--
Citibank N.A. Izmir
      6 July 1996 Libor plus.................   1.25     --      --     2,000
Long-term borrowings:--
Sinai Yatirim ve
  Kredi Bankasi A.O.
      31 August 1999.........................     25     108     309      745
Less: Current portion of long-term
 borrowings..................................            (54)   (103)    (186)
Long-term borrowings.........................             54     206      559

   At 31 December 1997, the letters of guarantee provided to Sinai Yatirim ve Kredi Bankasi A.O. for the above borrowing amounted to US$211,000 (1996:
US$402,000, 1995: US$969,000).

NOTE 13--RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

   There are no agreements for pension commitments other then the legal requirement as explained below.

   Under Turkish labor law, as supplemented by union agreements, the Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, who retires, completes 25 years of service (20 years for women), is called up for military service or dies. The amount payable consists of one month's salary, limited to US$511 (1996: US$496, 1995: US$526) for each year of service. The Company has calculated the reserve in accordance with these limits. At 31 December 1997, the Company's total earned benefits calculated on this basis were US$411,000 (1996: US$360,000, 1995: US$289,000). With effect from 1
January 1998 the limit has been increased to US$732 for each year of service.

NOTE 14--RETAINED EARNINGS AND LEGAL RESERVES

   Retained earnings, as per the statutory financial statements, other than legal reserves are available for distribution, subject to the legal reserve requirements referred to below.

   The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the issued and fully paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves are not available for distribution unless they exceed 50% of the paid-in share capital but may be used to offset losses in the event that the general reserve is exhausted.

   Dividend distribution is made by the Company in Turkish lira in accordance with the Turkish Commercial Code (TCC) after deducting taxes and setting aside the legal reserves as discussed above.

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

   In the accompanying financial statements, legal reserves are not presented separately, but included in "Retained Earnings'. At 31 December 1997, 1996 and 1995, the legal reserves per the statutory financial statements amounted to TL340,748 million (some US$1,664,000) and TL171,750 million (some US$1,598,000 at the exchange rate prevailing at 31 December 1996) and TL67,397 million(some US$1,133,000 at the exchange rate prevailing at 31 December 1995), respectively. At 31 December 1997, 1996 and 1995, unappropriated profits other than legal reserves per the statutory financial statements amounted to TL218,583 million (some US$1,067,000) and TL11,104 million (some US$103,000 at the exchange rate prevailing at 31 December 1996) and TL216,262 million (some US$3,635,000 at the exchange rate prevailing at 31 December 1995), respectively.

NOTE 15--SHARE CAPITAL

   The Company's authorized capital consists of 166,500,000 shares of TL1,000 each, which are fully paid up. The Company's paid-in share capital and shareholding structure in terms of Turkish lira at 31 December 1996 and 1995 were as follows:--

                                      1997             1996           1995
                                 ---------------  -------------- --------------
                                 TLmillion Share    TLmillion      TLmillion
                                       (%)          Share (%)      Share (%)
                                 ---------------    ----------     ----------
Pechiney S.A...................  108,225   65.00      --     --      --     --
Pechiney International S.A. ...      --      --   108,225  65.00 108,219  65.00
RHI Holdings Incorporated......   53,055   31.87   53,055  31.87  53,055  31.87
Jeffrey Steiner................    5,220    3.13    5,220   3.13   5,220   3.13
National Can Puerto Rico.......      --      --       --     --        3    --
American National Can Company..      --      --       --     --        3    --
                                 166,500  100.00  166,500 100.00 166,500 100.00
Capital at historical US dollar
 value (US$'000)...............   18,267           18,267         18,267

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 16-- RELATED COMPANY TRANSACTIONS

                                                          1997    1996    1995
                                                         ------- ------- -------
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
Due from related companies:--
  Pechiney Rhenalu......................................     23     --      --
  American National Can Company.........................     24     --      --
  Nacanco China.........................................    --      --       12
  Nacanco France S.A....................................      1     --      --
                                                             48     --       12
Due to related companies:--
  Pechiney Rhenalu......................................    --    1,417     103
  Nacanco France S.A....................................    591     453   1,053
  American National Can Company.........................     30     106   2,579
  Nacanco UK............................................     18      53      61
  Nacanco Italy.........................................    --      --      280
  Nacanco Germany.......................................    --      --        5
  Nacanco Dunkerque.....................................      3     --      --
  Nacanco Limited.......................................      7     --      --
                                                            649   2,029   4,081
Sales to related companies:--
  Pechiney Rhenalu scrap aluminium......................  1,682   1,497     772
  Nacanco Iberica aluminium cans........................    --      --      259
                                                          1,682   1,497   1,031
Purchases from related companies:--
  Pechiney Rhenalu aluminium coils...................... 14,929  12,329   3,080
  Nacanco France S.A.--ends.............................  8,816  11,114  16,676
  Sitac--ends/cans......................................  4,231   4,662     --
  Nogara--ends/cans.....................................    --      857     --
  American National Can Company--spare parts............    460     633     709
  Nacanco Ireland--ends/cans............................  5,052     241     190
  Nacanco UK--ends......................................    381     --      627
  Nacanco Italy--cans...................................    --      --      604
                                                         33,869  29,836  21,886

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

                                                          1997    1996    1995
                                                         ------- ------- -------
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
Property, plant and equipment purchases:--
  American National Can Company.........................    192   3,054   2,550
  Nacanco UK............................................     87     106     --
  Nacanco Germany.......................................    --        3      64
  Nacanco Spain.........................................    --        1     --
  Nacanco Italy.........................................    --      --       11
                                                            279   3,164   2,625
Other charges to the Company:--
  Royalty expenses......................................  1,250   1,250   1,250

NOTE 17--COST OF SALES

  Cost of sales comprises the following:--
                                                          1997    1996    1995
                                                         ------- ------- -------
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
    Direct material costs............................... 50,173  52,353  52,183
    Labor...............................................  5,960   7,601   4,028
    Depreciation........................................  2,656   2,602   2,267
    Other overheads.....................................  3,630   3,928   7,250
                                                         62,419  66,484  65,728

NOTE 18--GENERAL AND ADMINISTRATIVE EXPENSES

                                                          1997    1996    1995
                                                         ------- ------- -------
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
  Salaries..............................................    531     652     434
  Fringe benefits.......................................     97      70      97
  Travel expenses.......................................     92     102      70
  Communication expenses................................     89      93     109
  Other.................................................    397     425     407
                                                          1,206   1,342   1,117

                    NACANCO PAKETLEME SANAYI VE TICARET A.S.

NOTE 19--FINANCIAL INCOME

                                                       1997    1996    1995
                                                      ------- ------- -------
                                                      US$'000 US$'000 US$'000
                                                      ------- ------- -------
   Financial income:- Interest income on bank depos-
   its...............................................    869     928   2,003
   Interest income on marketable securities..........    185     303     798
   Other.............................................     74     384     376
                                                       1,128   1,615   3,177
   Financial expenses:- Interest expense on
   borrowings........................................     54     162     502
   Financial income--net.............................  1,074   1,453   2,675

NOTE 20--ROYALTY

   The Company had a technical assistance and trademark license agreement with the American National Can Company for a period of five years from 4 April 1988. The agreement included a clause stating that the agreement would be automatically renewed for the subsequent years unless 12 months' written notice was given by either party. The parties drew up an amendment to the existing contract effective from 1 January 1994, changing the annual royalty amounting to US$1,250,000. The amendment was approved by the Foreign Investment Department of Treasury and of the Republic of Turkey. Royalty is subject to withholding tax at the rate of 22% including fund premiums which the Company is also liable to pay. At 31 December 1997, royalty expenses including withholding tax amounted to US$1,603,000 (1996: US$1,603,000, 1995: US$1,595,000).

NOTE 21--COMMITMENTS AND CONTINGENCIES

   The commitments and contingent liabilities of the Company are summarised as follows:-

                                                          1997    1996    1995
                                                         ------- ------- -------
                                                         US$'000 US$'000 US$'000
                                                         ------- ------- -------
   Letters of guarantee.................................    874   1,686   4,089
   Sequestration rights (Note 7)........................  1,292   1,162   1,782
   Mortgage given (Note 7)..............................    --        1       1
                                                          2,166   2,849   5,872

NOTE 22--SUBSEQUENT EVENT

   As of 1 January 1998, the withholding tax rate for royalty was reduced from 22% to 11% including fund premiums which the Company is also liable to pay.

LOGO
PROXY                                                                 PROXY

                             BANNER AEROSPACE, INC.


                        SPECIAL MEETING, April 8, 1999
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     Eugene W. Juris, Warren D. Persavich and Bradley T. Lough, each with power of substitution, are hereby authorized to vote all shares of common stock of Banner Aerospace, Inc. which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of Banner Aerospace, Inc., to be held on April 8, 1999, 1999, and at any adjournments, as designated on the reverse hereof.

     A MAJORITY (OR IF ANY ONE, THEN THAT ONE) OF THE ABOVE PERSONS OR THEIR SUBSTITUTES WHO SHALL BE PRESENT AND ACTING AT THE MEETING SHALL HAVE THE POWERS CONFERRED HEREBY.

           PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY

                          USING THE ENCLOSED ENVELOPE.


           DO NOT SUBMIT ANY STOCK CERTIFICATES WITH THIS PROXY CARD.


                 (Continued and to be signed on reverse side.)

     PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.
            A Vote FOR approval and adoption of the below-described
                 Agreement and Plan of Merger is recommended by
                            the Board of Directors.

1. To consider and act upon a proposal to approve a merger between Banner Aerospace, Inc., and a subsidiary of The Fairchild Corporation, as more fully described in the accompanying Proxy Statement.

          FOR               AGAINST               ABSTAIN

2. To withdraw Banner's common stock from listing on the New York Stock Exchange upon consummation of the proposed merger.

          FOR               AGAINST               ABSTAIN

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

          FOR               AGAINST               ABSTAIN

                    This Proxy when properly executed will be voted in the manner directed herein by the undersigned stockholders). If no direction is made, this Proxy will be voted for proposal no. 1 above and will be voted as recommended by the Proxy holders listed on the reverse hereof as to any other matters which may properly come before the meeting.

                                   Dated:  ______________, 1999
                    Signature(s) ______________________________
                    ___________________________________________

                    Signature of Stockholder(s)--please sign name exactly as imprinted (do not print). Please indicate any change of address. NOTE: Executors, administrators, trustees and others signing in a representative capacity should indicate the capacity in which they sign. if shares are held jointly, EACH holder should sign.